Form 10-K, Exhibit 13
period 1993-12-25
MUELLER INDUSTRIES INC
filed 1994-03-23
CIK 89439

           1                                               EXHIBIT 13.0

Mueller Industries, Inc. is a leading fabricator of brass, bronze, copper, plastic and aluminum products.

The range of these products is broad: copper tube and fittings; brass and copper alloy rods, bars and shapes; brass and bronze forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings.

The Company also owns a short line railroad in Utah and natural resource properties in the Western United States, Alaska and Canada.

Mueller operates eight factories in the United States and Canada, and has distribution facilities nationwide and sales representation worldwide.



CONTENTS

Financial Highlights                                 2

Long-Term Goals & Strategies                         3

Report to Stockholders                               4

Profile of Businesses                                6

Financial Review                                     8

Consolidated Financial Statements

   Statements of Operations                         12

   Balance Sheets                                   13

   Statements of Cash Flows                         15

   Statements of Stockholders' Equity               17

Notes to Consolidated Financial Statements          18

Report of Independent Auditors                      34

Capital Stock Information                           35

Selected Financial Data                             36

Corporate Information                               37







          2                                                EXHIBIT 13.0

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except share data)
                                                1993                   1992
SUMMARY OF OPERATIONS

Net sales                                    $ 501,885              $ 517,339

Sales of manufactured products
  in millions of pounds                            362                    329

Net income                                   $  21,136              $  16,666

Average shares outstanding                      10,443                 10,055

Net income per share- primary                $    2.02              $    1.66

SIGNIFICANT YEAR-END DATA


Cash and cash equivalents                    $  77,336              $  44,459

Ratio of current assets to
  current liabilities                         3.8 to 1               3.0 to 1

Working capital                              $ 143,505              $ 120,855

Long-term debt (including current portion)   $  62,711              $  69,477

Debt as a percent of capitalization              22.0%                  25.4%

Stockholders' equity                         $ 222,114              $ 204,421

Book value per share                         $   23.18              $   21.21

Capital expenditures                         $  11,083              $  10,952

Number of employees                              2,010                  2,055
















          3                                                 EXHIBIT 13.0
LONG-TERM GOALS & STRATEGIES

    Mueller has grown and prospered for over 75 years. The Company manufactures products of world class quality and provides customers with superior service. We are proud of this heritage, but are determined to achieve even higher standards in the future. To realize this goal, we will pursue the following strategies:



*  Reduce our Costs to be a low cost supplier to our customers;

* Employ the Best Technology to assure our customers of quality products and service;

*  Broaden our Product Lines through internal growth and acquisitions; and



* Leverage our Distribution Network by increasing product offerings to our domestic and international customers.

    Management believes these goals are realistic and achievable. Our objective is to enhance the value of our stockholders' investment.



































          4                                                EXHIBIT 13.0
A REPORT TO OUR STOCKHOLDERS
    It is a pleasure to report that Mueller Industries, Inc. achieved record earnings in 1993. Net income was $21.1 million compared with $16.7 million in 1992, a 27 percent increase. Earnings per share increased to $2.02 in 1993, compared with $1.66 in 1992. Perhaps the best indicator of our Company's earnings momentum was the 30 percent increase in our operating profit to $38.0 million compared with $29.3 million in 1992.
    Net sales totaled $501.9 million in 1993 compared with $517.3 million in 1992. This sales decline was directly attributable to a significant drop in copper prices. The most relevant measure of the Company's sales activity is total pounds shipped which improved 10 percent in 1993.

STRONG FINANCIAL CONDITION:
    Mueller continues to gain in financial strength. Our cash position at year-end was $77.3 million, with a current asset to current liability ratio of
3.8 to 1. By the end of 1993, our stockholders' equity increased to $222.1 million and working capital climbed to $143.5 million. Our debt to total capitalization remained conservative at 22 percent at the close of 1993.

MANUFACTURING OPERATIONS CONTINUE TO IMPROVE:
    Our manufacturing operations had a highly successful year. The copper tube mill exceeded all prior production records. In part, this was the result of a capital improvement program which increased annual capacity by 12 to 15 million pounds. The added capacity became fully available in the fourth quarter of 1993 and, consequently, its full benefit will be realized in 1994. We also have scheduled a follow-up capital improvement program for the tube mill. This new program will cost approximately $20 million and should be completed by mid-1995. Our objective is to improve efficiency, productivity and yields as well as add capacity.
    Our fittings plant in Covington, Tennessee operated near full capacity during the latter part of 1993, and at times the demand for our wrot copper products exceeded our ability to supply them. We are, of course, taking steps to increase our production capacity. In fact, we are in the planning phase of a multi-year program to expand and modernize our wrot copper fittings business. We could see the initial benefits from this program as early as 1994, and even more in the following years.
    The Company's plastic fittings business increased its sales and production during 1993, but nonetheless, operated at a loss. This was due to a sharp decline in the selling prices of these products. We believe this price decline is economically unsound and will be reversed in due course. In recent months, prices have increased somewhat although they remain below the average prices of the last three years.
    Our brass rod mill had an outstanding year. Production and shipments were the best in its 75 year history. The rod mill is an excellent example of the benefits of teamwork and hard work. We now produce the finest quality brass rod in the industry and are backing it up with the best service. However, we are confident that we can do even more. In 1994, we start the installation of an indirect extrusion press. The costs of the press and related improvements will be approximately $15 million. The press will significantly reduce our conversion costs while increasing capacity. Installation of the new press, which is anticipated to be completed in mid-1995, should not interfere with current production.
    The impacts, forgings and refrigeration businesses also had a successful 1993. These businesses have untapped potentials and it is our mission to explore and exploit these opportunities for growth.
      Our export business held its own in 1993, despite the severe recession in Europe. Our Canadian subsidiary also was affected by the downturn of European economies, but nonetheless, was solidly profitable.
          5                                                EXHIBIT 13.0

A REPORT TO OUR STOCKHOLDERS (Continued)

NATURAL RESOURCE PROPERTIES:

    The Utah Railway Company increased its tonnage of coal shipments by approximately 18 percent during 1993 with a comparable increase in operating profits. We are proud of our Utah employees who operate, what we believe to be, one of the most efficient short haul railroads in the United States.
    Alaska Gold Company, our 85 percent owned subsidiary, located in Nome, Alaska sold 22,396 ounces of gold in 1993 at an average price of $375 per ounce. In 1994, Alaska Gold will be operating a second pilot program to determine the feasibility of open pit mining. By next year, we expect to know whether this method of mining for gold is cost effective.
    Early in 1993, we ceased coal mining operations in Hiawatha, Utah and sold our rights under our remaining coal supply contract. This mining property is undergoing reclamation and will be offered for sale in about one year.
    We are proceeding with our previously announced plan to divest certain of our natural resource properties.

OUTLOOK:

    The principal market for our manufactured products is the housing industry. In 1993, new housing starts totaled 1,285,000 units, a 7 percent increase over 1992.
    Many housing analysts believe there is a considerable pent-up demand for housing due to continued improvement in the national economy, renewed consumer confidence, continued low interest rates, mortgage rates near 25 year lows, the deferred demand from the 1990-1991 downturn, and an increase in the rate of household formations. Consequently, we expect the housing industry to experience vigorous growth over the next two to three years. Housing analysts are currently projecting housing starts of 1,400,000 units in both 1994 and 1995. Such increases should provide Mueller with a favorable business climate.

    Effective as of January 1, 1994, Mueller's Board of Directors appointed William D. O'Hagan, C.E.O. of the Company. Harvey L. Karp will continue to serve the Company on a full-time basis as Chairman of the Board.
    Our Company's progress during 1993 would not have been possible without the dedication, ability and enthusiasm of our employees. They are the soul and the substance of our Company and the reason for our optimism about Mueller's future.

Sincerely,

/s/ HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/s/ WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer

March 17, 1994






          6                                                EXHIBIT 13.0

INDUSTRIAL PRODUCTS

    The Industrial Products Division includes the rod mill and forging facility in Port Huron, Michigan and the impact extrusion plant in Marysville, Michigan. The rod mill is a leading extruder of free-cutting brass bar stock and also produces special purpose copper alloy rod. The forging operation produces brass, bronze and aluminum hot, closed-die forgings in a broad range of sizes and shapes. Mueller cold forgings (impact extrusions) represent one of the most efficient and economical manufacturing methods available for component parts that deliver significant savings in both labor and materials.
    Mueller rod products, hot forgings and impact extrusions are found in a variety of end products ranging from plumbing brass, automotive components, valves and fittings, and industrial machinery and equipment. Industrial products are sold largely to OEM customers in the plumbing, refrigeration, fluid power, industrial valves and fittings, and automotive industries.
    Mueller is upgrading the rod mill manufacturing processes with a $15 million expansion that includes the installation of an indirect extrusion press, new billet heating furnaces, rod coilers, runout conveyors and material handling systems. Mueller's objective is to become the low cost producer of free cutting brass rod in North America.

COPPER TUBE PRODUCTS

    The Fulton, Mississippi plant produces more than 200 copper tube products which is one of the broadest lines offered by a single manufacturer. Tube products include dehydrated coils and nitrogen-charged ACR hard drawn straight lengths used primarily for refrigeration and air conditioning. Hard drawn water tube in straight lengths and capped soft coils are used in plumbing applications in a wide range of construction projects. Copper tube products are sold to plumbing and refrigeration wholesalers and OEM customers in North America and exported to numerous foreign countries.
    The Fulton facility again operated at a record production level in 1993, aided by the completion of a $3 million capital improvement project. An additional $20 million of capital improvements are planned including the installation of state-of-the-art tube drawing technology. This relatively new method of tube drawing will replace the conventional methods used today.

FITTINGS PRODUCTS

    Mueller Streamline wrot copper pressure and drain, waste and vent (DWV) fittings are manufactured at plants in Covington, Tennessee, Strathroy, Ontario, Canada and Port Huron, Michigan. Copper fittings are converted from tube produced at the Fulton tube mill into a wide variety of over 1,500 different sizes and shapes. Injection molding equipment at the Upper Sandusky, Ohio plant produces over one thousand different parts from a variety of plastic compounds in diameters ranging from 1/2 to 6 inches.
    Plastic and copper fittings are found in virtually all installations of water distribution systems, heating systems, air-conditioning and refrigeration applications, and DWV systems in residential, office and commercial settings. The Strathroy facility focuses on the Canadian and European markets and is ISO certified. The Covington and Upper Sandusky products are sold primarily to plumbing and refrigeration and hardware wholesalers in the United States, Mexico and abroad.




          7                                                EXHIBIT 13.0
REFRIGERATION PRODUCTS

    We manufacture a broad line of valves, fittings, filters, filter driers and custom OEM products for refrigeration and air-conditioning applications in the Hartsville, Tennessee plant. Many Hartsville products are machined and assembled from rod stock and forgings produced in our Port Huron plants. These fittings and assemblies are used in refrigeration applications such as residential and commercial air-conditioning systems, walk-in coolers, and ice and vending machines.
    Customers for Mueller refrigeration products include large and small OEMs and refrigeration wholesalers domestically and throughout the world.
    During 1993, in preparation for ISO certification, Hartsville instituted demand flow manufacturing technology to optimize management of inventory, manufacturing flow, and quality control.

NATURAL RESOURCE PROPERTIES

    The Utah Railway Company, which operates 100 miles of track in Utah, hauls coal to and connects with national carriers. The Utah Railway hauled 3.9 million tons in 1993, an 18 percent increase over 1992.
    Gold sales of our 85 percent owned Alaska Gold Company totaled 22,396 ounces in 1993, a 6 percent increase over 1992. Alaska Gold continues to test methods for economically extracting gold reserves in the Nome area.
    Over the past several years, the Company entered into agreements with various mining companies to explore properties which we own in the Western United States. These agreements, which provide for royalty payments and purchase options, hold the potential for consequential profits should the exploration efforts prove fruitful.































          8                                                EXHIBIT 13.0
FINANCIAL REVIEW

GENERAL OVERVIEW

    The Company's principal business is the manufacture and sale of copper tube, brass rod, fittings and other products made of copper, brass, bronze, plastic and aluminum. These core manufacturing businesses have been in operation for over 75 years. New housing starts and commercial construction are important determinants of the Company's sales to the air-conditioning, refrigeration and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing units and commercial buildings.
    Profitability of certain of the Company's product lines is dependent upon the "spreads" between the cost of metal and the gross selling prices of its products. The open market price for grade A copper cathode, for example, directly influences the selling price for copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of changes in copper prices by passing through to its customers base metal costs. The market price of copper does, however, effect the carrying value (FIFO basis) of the Company's copper inventories and, to a lesser extent, brass inventories. These inventories customarily total between 30 to 35 million pounds. "Spreads" fluctuate based upon competitive market conditions. In 1993 and 1992, "spreads" were favorable by historical standards.
    The Company also owns various natural resource properties in the Western United States and Canada. It operates a short line railroad in Utah and a placer gold mining company in Alaska. Additionally, certain other natural resource properties produce royalty income or are available for sale.
    The Company is the successor to Sharon Steel Corporation, which emerged from Chapter 11 bankruptcy on December 28, 1990, pursuant to a Plan of Reorganization. Under the Plan, the Company's steel assets were sold to a new, unaffiliated company at the time of reorganization. The Plan is further described in the Company's 1993 consolidated financial statements and Annual Report on Form 10-K.

RESULTS OF OPERATIONS

1993 Performance Compared to 1992:
    Consolidated net sales of $501.9 million in 1993 compares with $517.3 million in 1992. This 3 percent decline is directly attributable to lower copper prices, which are generally passed through to customers. During 1993, spot copper averaged 85 cents per pound, or 17 percent less than the 1992 average of $1.03. In 1993, the Company's core manufacturing businesses shipped
362.1 million pounds of product compared to 329.5 million pounds (excluding shipments from our discontinued business) in 1992. This 10 percent improvement in shipments is due to improved housing starts and general business conditions.
    Cost of goods sold as a percent of net sales improved to 80.5 percent in 1993 from 83.1 percent in 1992 due primarily to improved sales prices in certain markets and productivity improvements at the Company's manufacturing plants.
    Depreciation, depletion, and amortization totaled $14.2 million in 1993 which is slightly higher than 1992's level of $12.5 million. This change is mainly due to higher amortization of deferred preparation costs at Alaska Gold associated with operating both dredging and open-pit methods of mining during 1993.
    Selling, general and administrative expenses were $45.9 million in 1993 compared with $45.8 million in 1992, despite a 10 percent increase in pounds of product shipped.

          9                                                EXHIBIT 13.0
FINANCIAL REVIEW (Continued)

    Interest expense totalled $5.8 million in 1993, up slightly from $5.7 million in 1992. Debt amounted to 22 percent of total capitalization at the end of 1993 compared to 25 percent in 1992.
    Environmental reserves were increased by $1.1 million in 1993 and charged to operations.
    Charges to operations for unusual items in 1993 totaled $2.0 million, down from $5.6 million in 1992. The 1993 charge includes $1.4 million for an increase in pension liability and $0.6 million in connection with the settlement of lawsuits.

Manufacturing Group

    During 1993, net sales of the Company's manufacturing segment were $478.3 million. This compares to net sales (excluding the malleable iron business, which was sold in 1992), of $474.1 million in 1992. The change in net sales was primarily attributable to product volume increases of 10 percent offset by price decreases. The latter was due to lower raw material costs (price of copper) in 1993 which, generally, are passed through to customers in certain product lines. The Company's core manufacturing businesses shipped 362.1 million pounds of product in 1993 which compares to 329.5 million pounds (excluding malleable iron) in 1992.
    Operating income increased primarily due to: (i) productivity improvements at the manufacturing plants; (ii) selective price increases in the copper fittings and brass rod markets; (iii) cost reductions in the areas of selling, general and administrative expenses; and (iv) elimination of certain costs associated with the malleable iron business.
    Volatility of copper prices in 1993 did not materially affect average "spreads." Rapid inventory turns of the Company's products that are sensitive to copper market prices moderate the impact of such volatility.

Natural Resources Group

    Net sales of the natural resources segment were $23.6 million in 1993 compared to $22.6 million in 1992. Transportation revenues of the Utah Railway increased 10 percent in 1993 over 1992. The Utah Railway hauled 3.9 million tons in 1993, compared with 3.3 million tons in 1992. Gold sales were $8.7 million (22,396 ounces) in 1993 compared to $7.0 million (21,200 ounces) in 1992.
    Alaska Gold continues to search for lower cost methods of mining gold in Alaska including the open pit method of mining. Based on current plans and economic conditions, Alaska Gold will phase out dredging operations in 1994 or soon thereafter. Alaska Gold has adequate reserves on its books to discontinue the dredging operations without incurring a material loss.

1992 Performance Compared to 1991:

    Consolidated net sales were $517.3 million in 1992, up $75.9 million or 17 percent from net sales of $441.4 million in 1991. Thirteen out of this seventeen point increase in sales was due to improved volume in our key manufactured product lines. The remaining 4 percent increase resulted largely from price changes caused partially by changes in base metal prices. The sales volume increase was primarily due to a 19 percent increase in housing starts in the United States, and the general improvement in the overall U.S. economy.
    Natural resources sales declined to $22.6 million in 1992 or 20 percent from 1991's level due mainly to lower coal sales by our subsidiary United States Fuel Company (U.S. Fuel).

          10                                               EXHIBIT 13.0
FINANCIAL REVIEW (Continued)

    Cost of goods sold dropped to 83.1 percent of net sales in 1992 compared with 88.1 percent in 1991. This improvement resulted primarily from increased spreads. The Company also achieved cost reductions in its manufacturing operations. A lower provision for doubtful accounts in 1992 also contributed to the improvement. In addition, fewer expenses relating to reorganization matters were incurred in 1992.
    Depreciation, depletion, and amortization totaled $12.5 million in 1992 compared with $13.3 million in 1991. This decline was due primarily to lower amortization of thawfield expenses related to the Alaska Gold operation.
    Selling, general and administrative expenses were $45.8 million in 1992, or 8.9 percent of net sales compared to 9.3 percent of net sales in 1991.
    The $44.4 million write-off of unusual items in 1991 pertained to the write-down of certain natural resources and other assets. By comparison, the Company incurred a $5.6 million charge for unusual items in 1992. This included a $2.0 million write-down of preferred stock of Sharon Specialty Steel, Inc., which was acquired pursuant to the 1990 reorganization, and a $3.6 million reserve for other potential losses relating to Sharon.
    Interest expense totaled $5.7 million in 1992 down $.4 million from 1991 primarily because of lower interest rates on new debt financing which occurred in August and October of 1992. Other income increased to $6.3 million in 1992 from $5.1 million in 1991. This 1992 increase was a result of a $3.8 million gain on the sale of the Company's Bayard Mining Corporation (Bayard) assets which the Company sold on December 15, 1992, offset by a $1.1 million drop of rent and royalty income, and a $1.0 million decline in interest income.
    The Company provided $8.1 million for income taxes in 1992, of which $3.0 million was deferred. The current tax expense of $5.1 million for 1992 increased due to higher taxable income, particularly under the alternative minimum tax laws. The Company also adopted the asset and liability method of accounting for income taxes required by SFAS No. 109, Accounting for Income Taxes, which resulted in a $.4 million benefit for recognition of post-reorganization net operating loss carryforwards.

MANUFACTURING GROUP
    Net sales by the manufacturing segment increased 20 percent to $494.7 million in 1992 compared to $413.2 million in 1991. Higher copper tube, rod, aluminum impacts and refrigeration sales offset slightly lower iron fitting sales in 1992. Improved volume accounted for over 75 percent of the 1992 increase. Selling prices of the Company's products are adjusted, to the extent that competitive pressures permit, by fluctuations in metal prices, particularly copper.
    The Company sold its malleable iron fitting business in 1992. This business accounted for approximately $20.0 million of the Group's 1992 net sales. Sale of the malleable iron assets generated approximately $7.7 million of cash. The Company also relocated formed tube manufacturing from a separate plant in Port Huron, Michigan and consolidated it with copper fittings manufacturing at the Company's Covington, Tennessee plant.

NATURAL RESOURCES GROUP
    Net sales of the Company's natural resources segment were $22.6 million in 1992 compared to $28.2 million in 1991. This decline was due to lower coal sales by U.S. Fuel. Its coal shipments dropped to 97,020 tons in 1992 from 179,000 tons in 1991. Transportation revenues of Utah Railway were $12.1 million in 1992, almost even with 1991 sales of $11.9 million. Utah Railway hauled 3.3 million tons of coal in 1992, which was comparable to 1991's level. This company continues to be profitable. Gold sales decreased to $7.0 million (21,200 ounces) in 1992 from $7.4 million (18,304 ounces) in 1991.

          11                                               EXHIBIT 13.0
LIQUIDITY AND CAPITAL RESOURCES
    Net cash provided by operating activities was $51.0 million in 1993. Depreciation of $11.1 million and deferred income taxes of $9.0 million were the primary non-cash adjustments. Major changes in working capital included a $16.5 million decrease in inventories offset by a $13.2 million decrease in current liabilities. Other minor fluctuations accounted for the remainder of the change.
    Net cash used for investing activities in 1993 was $8.8 million, $11.1 million for capital expenditures offset by $2.3 million received from the sale of properties. Capital expenditures were primarily related to cost reductions, increased productivity, quality improvements, and capacity expansion in manufacturing businesses as well as expenditures for corporate activities.
    Net cash used by financing activities was $9.4 million which includes $3.1 million for the purchase of treasury stock and $7.2 million for repayment of debt.
    The Company has an unsecured line-of-credit agreement (the Credit Facility) which expires on September 30, 1994, but may be extended to September 30, 1995 at the Company's option. Borrowings bear interest at prime less 1/2 of one percent.
    On December 28, 1993, subsequent to fiscal year end, the Company agreed to reduce its borrowing availability under the Credit Facility to $7.0 million concurrently with a transaction whereby it entered into an Industrial Revenue Bond obligation (IRBs). At December 25, 1993, the Company's total debt was $62.7 million or 22 percent of its capitalization. On a pro forma basis including the IRBs, total debt would be $82.7 million, or 27 percent of its capitalization.
    The Company's financing obligations contain various covenants which require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. Additionally, certain notes issued by its wholly-owned subsidiary restrict the amount of cash that may be loaned or dividended by that subsidiary. The Company is in compliance with all debt covenants.
    Management believes that cash provided by operations and currently available cash of $77.3 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio is 3.8 to 1.
    The Company has approved two major capital expenditure projects and is evaluating a third for the following plants: (i) Fulton, Mississippi copper tube mill; (ii) Port Huron, Michigan brass rod mill; and (iii) Covington, Tennessee copper fittings plant. These projects will require capital of approximately $15.0 to $20.0 million each. The primary objective of these projects is to improve efficiency and productivity as well as add some capacity.
    The Fulton project was financed by IRBs which were issued subsequent to fiscal year end. The Company is also evaluating various forms of funding the other two projects including cash from operations and debt financing.

IMPACT OF INFLATION

    The impact of inflation on the Company's operations in 1993, 1992 and 1991 was minimal.

OUTLOOK

    New housing starts and commercial construction are important determinants of Mueller's sales to plumbing, air conditioning and refrigeration markets. Many housing analysts and economists are currently projecting new housing starts of 1.4 million units in 1994 and 1995, and should that occur, our sales by the manufacturing group should remain strong.
          12                                               EXHIBIT 13.0

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 25, 1993, December 26, 1992 and December 28, 1991

(In thousands, except per share data)
                                             1993         1992         1991
Net sales                                 $ 501,885    $ 517,339    $ 441,431

Cost of goods sold                          403,775      429,707      388,863
Depreciation, depletion, and amortization    14,160       12,505       13,294
Selling, general, and administrative
  expense                                    45,923       45,809       40,912
                                           --------     --------     --------
Operating income (loss)                      38,027       29,318       (1,638)
Interest expense                             (5,759)      (5,694)      (6,114)
Environmental reserves                       (1,060)          --       (2,700)
Unusual items                                (2,024)      (5,636)     (44,400)
Other income, net                             4,259        6,311        5,117
                                           --------     --------     --------
Income (loss) before income taxes
  and cumulative effect of change
  in accounting for income taxes             33,443       24,299      (49,735)
Income tax (expense) benefit                (12,307)      (8,079)       5,994
                                           --------     --------     --------
Income (loss) before cumulative
  effect of accounting change                 21,136       16,220     (43,741)
Cumulative effect of change in
  method of accounting for income taxes           --          446           --
                                           --------     --------     --------
Net income (loss)                         $  21,136    $  16,666    $ (43,741)
                                           ========     ========     ========
Net income (loss) per share:
   Primary:
      Average shares outstanding             10,443       10,055        9,746
      Income (loss) before cumulative
        effect of accounting change       $    2.02    $    1.61    $   (4.49)
      Cumulative effect of accounting
        change                                   --         0.05           --
                                           --------     --------     --------
Net income (loss)                         $    2.02    $    1.66    $   (4.49)
                                           ========     ========     ========
Net income (loss) per share:
   Fully diluted:
      Average shares outstanding             10,498       10,274        9,746
      Income (loss) before cumulative
        effect of accounting change       $    2.01    $    1.58    $   (4.49)
      Cumulative effect of accounting
        change                                   --         0.04           --
                                           --------     --------     --------
Net income (loss)                         $    2.01    $    1.62    $   (4.49)
                                           ========     ========     ========

See accompanying notes to consolidated financial statements.



           13                                              EXHIBIT 13.0

CONSOLIDATED BALANCE SHEETS
As of December 25, 1993 and December 26, 1992
(In thousands, except share data)
                                                          1993          1992
ASSETS

Current assets
   Cash and cash equivalents                          $  77,336     $  44,459

   Accounts receivable, less allowance for doubtful
     accounts of $3,495 in 1993 and $4,473 in 1992       59,197        59,802

   Inventories                                           53,118        69,623

   Current deferred income taxes                          3,242         4,099

   Other current assets                                   1,518         4,398
                                                       --------      --------
Total current assets                                    194,411       182,381

Property, plant and equipment, net                      154,403       156,682

Deferred income taxes                                    12,751        21,757

Other assets                                              8,178        11,727
                                                       --------      --------
TOTAL ASSETS                                          $ 369,743     $ 372,547
                                                       ========      ========

See accompanying notes to consolidated financial statements.
























          14                                               EXHIBIT 13.0

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands except share data)
                                                          1993          1992

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Current portion of long-term debt                  $   8,391     $   7,101
   Accounts payable                                      15,637        25,674
   Accrued wages and other employee costs                11,787        10,478
   Restructuring reserves                                 5,305         6,968
   Current deferred income taxes                            446         1,169
   Other current liabilities                              9,340        10,136
                                                       --------      --------
Total current liabilities                                50,906        61,526

Long-term debt                                           54,320        62,376
Pension liabilities                                       9,336         9,665
Postretirement benefits other than pensions               9,498         8,688
Environmental reserves                                    8,648         9,185
Deferred income taxes                                     3,810         3,924
Other noncurrent liabilities                             11,111        12,762
                                                       --------      --------
Total liabilities                                       147,629       168,126
                                                       ========      ========
Stockholders' equity
   Preferred stock - shares authorized
   5,000,000; none outstanding                               --            --

   Common stock - $.01 par value; shares
   authorized 20,000,000; issued 10,000,000                  100           100

   Additional paid-in capital, common                   236,406       236,391
   Accumulated deficit since January 1, 1991             (5,939)      (27,075)
   Cumulative translation adjustments                    (1,944)       (1,094)
   Treasury common stock at cost,
      416,807 shares in 1993 and
      361,756 shares in 1992                             (6,509)       (3,901)
                                                       --------      --------
      Total stockholders' equity                        222,114       204,421

Commitments and contingencies                                --            --
                                                       --------      --------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY              $ 369,743     $ 372,547
                                                       ========      ========


See accompanying notes to consolidated financial statements.





          15                                               EXHIBIT 13.0

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 25, 1993, December 26, 1992 and December 28, 1991
(In thousands)
                                             1993         1992         1991
OPERATING ACTIVITIES
Net income (loss)                         $ 21,136     $ 16,666     $(43,741)

Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
    Cumulative effect of change
      in method of accounting for
      income taxes                              --         (446)          --
    Provisions for unusual items             2,024        5,636       44,400
    Depreciation, depletion and
      amortization of intangibles           11,123       11,590       10,729
    Amortization of deferred
    preparation costs                        3,037          915        2,565
    Provision for doubtful accounts
      receivable                                59        2,794        6,344
    Deferred income taxes                    9,026        3,016       (8,476)
    Gain on disposal of properties             (91)      (3,417)         (33)
Changes in assets and liabilities:
    Receivables                                546       (4,133)     (10,966)
    Inventories                             16,505       12,695       15,363
    Other assets                             3,224        2,177        3,326
    Current liabilities                    (13,211)     (10,541)        (961)
    Other liabilities                       (1,707)       2,254      (13,137)
    Other, net                                (684)        (492)         205
                                          --------     --------     --------
Net cash provided by operating activities   50,987       38,714        5,618
                                          --------     --------     --------
INVESTING ACTIVITIES
Capital expenditures                       (11,083)     (10,952)     (11,825)
Proceeds from sales of properties            2,332       11,478        1,092
Purchase of preferred stock                     --           --       (5,112)
Issuance of notes receivable                    --       (4,125)          --
                                          --------     --------     --------
Net cash used by investing activities       (8,751)      (3,599)     (15,845)
                                          --------     --------     --------
FINANCING ACTIVITIES
Net borrowings under revolving credit
  facility                                      --      (14,000)      14,000
Proceeds from issuance of long-term debt       386       45,000           --
Repayments of long-term debt                (7,152)     (28,933)      (8,352)
Payment of Delayed Distribution Notes           --           --      (25,000)
Acquisition of treasury stock               (3,100)        (505)      (3,608)
Proceeds from the sale of treasury stock       507          241           --
                                          --------     --------     --------
Net cash provided (used) by
  financing activities                      (9,359)       1,803      (22,960)
                                          --------     --------     --------



          16                                                EXHIBIT 13.0

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 25, 1993, December 26, 1992 and December 28, 1991
(In thousands)
                                             1993         1992         1991

Increase (decrease) in cash and
  cash equivalents                          32,877       36,918      (33,187)
Cash and cash equivalents at the
  beginning of the year                     44,459        7,541       40,728
                                          --------     --------     --------
Cash and cash equivalents at the
  end of the year                         $ 77,336     $ 44,459     $  7,541
                                          ========     ========     ========

For supplemental disclosures of cash flow information, and non-cash investing and financing activities, see Notes 1, 4, and 6.
See accompanying notes to consolidated financial statements.




































          17                                               EXHIBIT 13.0
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 25, 1993, December 26, 1992 and December 28, 1991

(In thousands, except share data)
                                                                     Retained
                                  Common Stock       Additional      Earnings       Cumulative       Treasury Stock
                               Number                  Paid-In     (Accumulated     Translation     Number
                               of Shares    Amount     Capital       Deficit)       Adjustments     of Shares   Cost      Total
Balance, December 31, 1990     10,000,000   $ 100    $ 199,900      $      --        $      --            --  $   --    $200,000

Repurchase of common stock             --      --           --             --               --       339,013   (3,608)    (3,608)
Net loss                               --      --           --        (43,741)              --            --       --    (43,741)
Cumulative translation
  adjustments                          --      --           --             --              (42)           --       --        (42)
                               ----------    ----      -------       --------         --------      --------  -------   --------
Balance, December 28, 1991     10,000,000     100      199,900        (43,741)             (42)      339,013   (3,608)   152,609

Repurchase of common stock             --      --           --             --               --        42,452     (505)      (505)
Net income                             --      --           --         16,666               --            --       --     16,666
Issuance of shares under
  employee stock purchase plan         --      --           29             --               --       (19,709)     212        241
Recognition of income tax
  benefits of preconfirmation
  net operating loss carry-
  forwards                             --      --       36,462             --               --            --       --     36,462
Cumulative translation adjustments     --      --           --             --           (1,052)           --       --     (1,052)
                               ----------    ----      -------       --------         --------      --------  -------   --------
Balance, December 26, 1992     10,000,000     100      236,391        (27,075)          (1,094)      361,756   (3,901)   204,421

Repurchase of common stock             --      --           --             --               --       100,000   (3,100)    (3,100)
Net income                             --      --           --         21,136               --            --       --     21,136
Issuance of shares under
  employee stock purchase plan         --      --           75             --               --       (24,449)     263        338
Issuance of shares under
  incentive stock option plan          --      --          (60)            --               --       (20,500)     229        169
Cumulative translation
  adjustments                          --      --           --             --             (850)           --       --       (850)
                               ----------    ----      -------       --------         --------      --------  -------   --------
Balance, December 25, 1993     10,000,000   $ 100    $ 236,406      $  (5,939)        $ (1,944)      416,807 $ (6,509) $ 222,114
                               ==========    ====      =======       ========         ========      ========  =======   ========

See accompanying notes to consolidated financial statements.














          18                                               EXHIBIT 13.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization
    Mueller Industries, Inc. was formed for the purpose of merging with Sharon Steel Corporation, the predecessor company, pursuant to the Third Amended and Restated Plan of Reorganization filed with the United States Bankruptcy Court for the Western District of Pennsylvania, Erie Division and confirmed on November 21, 1990. Upon consummation of the Plan on December 28, 1990, Mueller Industries, Inc. became the successor to Sharon Steel for purposes of the Bankruptcy Code.

Principles of Consolidation
    The consolidated financial statements include the accounts of Mueller Industries, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Inventories
    The Company's inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Generally, inventory costs include materials, labor costs and manufacturing overhead.

Depreciation, Depletion and Amortization
    In general, depreciation and amortization of buildings, machinery and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and 5 to 20 years for machinery and equipment. Depletion of mineral properties is generally computed using the units of production method.

Maintenance and Repairs
    Routine maintenance and repairs are normally charged to operations. Expenditures that materially increase values, change capacities or extend useful lives are capitalized. Capitalized renewals or replacements are charged to the property accounts, in which event, the properties that are replaced are removed from the property accounts.

Revenue Recognition
    Revenue from the sale of products is recognized upon passage of title to the customer, which, in most cases, coincides with shipment of the related products to customers.

Employee Benefits
    The Company sponsors certain defined benefit pension plans that are noncontributory, and cover certain union employees. The plans provide pension benefits based on years of service and stated benefit amounts for each year of service.
    In addition to providing pension benefits, the Company sponsors certain postretirement health and life insurance programs for certain union and salaried employees, which are accounted for on the accrual method in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions. These benefits are funded on a pay-as-you-go basis and the cost is recognized as earned during the active service life of employees. Certain retirees pay a premium which is based on the amount of benefits paid during the year less an agreed upon amount that is paid by the Company.


         19                                                EXHIBIT 13.0

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share
    Primary earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding during each period. Fully diluted earnings per share are based upon the weighted average number of common shares outstanding plus the dilutive effects of all outstanding stock options.

Income Taxes
    Effective at the beginning of 1992, the Company adopted SFAS No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1992 consolidated statement of operations. Prior years' financial statements have not been restated.

Cash Equivalents
    Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 25, 1993 and December 26, 1992, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and Foreign Government securities totaling $76.0 million and $42.9 million, respectively. These carrying amounts approximate fair value.

Concentrations of Credit and Market Risk
    Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different industries, including air conditioning, refrigeration and plumbing wholesalers, hardware retailers, automotive, original equipment manufacturers and others.
    The Company minimizes its market risk of base metal price fluctuations through various strategies. Generally, the Company prices an equivalent amount of copper under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price to its customer.
    The Company occasionally hedges portions of its inventories against price fluctuations through the purchase of option contracts. Gains and losses on hedging transactions are recognized in income at the time the underlying inventory is sold.
    The Company's sales are principally denominated in and collected in U.S. currency. Certain sales of the Company's foreign operations are collected in foreign currencies. The market risk regarding foreign currency exchange rate fluctuations is hedged using forward contracts.

Reclassification
    Certain amounts in the 1992 and 1991 consolidated financial statements have been reclassified to conform with the 1993 presentation.












          20                                               EXHIBIT 13.0

NOTE 2  INVENTORIES

Inventories are valued at the lower of cost or market on a first-in,first-out
(FIFO) basis as follows:


(In thousands)
                                                          1993          1992
Raw materials and supplies                            $   5,704     $   5,224
Work-in-process                                          16,501        16,393
Finished goods                                           30,913        48,006
                                                       --------      --------
                                                      $  53,118     $  69,623
                                                       ========      ========


NOTE 3  PROPERTIES

Properties stated at fair value as of December 28, 1990, with subsequent additions recorded at cost, are as follows:

(In thousands)
                                                          1993          1992

Land and land improvements                            $   6,369     $   6,737
Mineral reserves                                          2,296         2,296
Buildings, machinery and equipment                      171,053       165,625
Construction in progress                                  4,430         3,379
                                                       --------      --------
                                                        184,148       178,037
Less accumulated depreciation,
    depletion and amortization                          (29,745)      (21,355)
                                                       --------      --------
                                                      $ 154,403     $ 156,682
                                                       =========     ========
















          21                                               EXHIBIT 13.0

NOTE 4    LONG TERM DEBT

Long term debt consists of the following:

(In thousands)
                                                          1993          1992

8.38% Notes, due through 2000,secured by
    subsidiary common stock                           $ 25,000      $ 25,000
7.54% Unsecured Note Payable, due through 1999          20,000        20,000
Retiree Obligation, due through 1995 with imputed
    interest at 10%                                      6,365         9,554
Contribution Agreement, due through 1996 with
    imputed interest at 10%                              4,994         5,469
10.1% Note Payable due through 1999,
    secured by certain railroad trackage                 3,128         3,536
Pollution Control Revenue Bonds, interest
    at 8% to 8.125%, due through 2001                    2,880         3,110
9% Industrial Revenue Bonds, due through 1993,
    secured by certain property and equipment               --         2,800
Other, including capitalized lease obligations             344             8
                                                      --------      --------
                                                        62,711        69,477

Less current portion of long-term debt                    8,391         7,101
                                                      --------      --------
Long-term debt                                        $ 54,320      $ 62,376
                                                      ========      ========

    Aggregate annual maturities of such debt are $12.9 million, $11.3 million, $8.6 million and $8.6 million for the years 1995 through 1998, respectively. Interest paid in 1993, 1992 and 1991 was $6.0 million, $4.8 million and $5.4 million, respectively. Using a discounted cash flow analysis, the book value of the Company's long-term debt approximates fair value, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.
    At December 25, 1993, the Company had available up to $20.0 million (see subsequent event discussed below) under the terms of a line-of-credit facility (Credit Facility) which expires on September 30, 1994, but may be extended, solely at the Company's option, to September 30, 1995. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) prime rate less 1/2 of one percent, (ii) certificate of deposit rate plus 1.35%, or (iii) LIBOR plus 1.125%. An annual commitment fee of 1/4 of one percent per annum on the unused portion of the Credit Facility is payable monthly. Currently, the Company has no outstanding borrowings under the Credit Facility. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which currently total $1.0 million.

    Borrowings under the above agreements require the Company, among other things, to maintain certain minimum levels of net worth and working capital, and meet certain minimum financial ratios. The Company is in compliance with all covenants.



          22                                               EXHIBIT 13.0

NOTE 4  LONG TERM DEBT (Continued)

    The Company leases certain facilities and equipment under operating leases expiring on various dates through 2001. The lease payments under these agreements aggregate to approximately $3.3 million in 1994, $3.1 million in 1995, $3.0 million in 1996, $2.8 million in 1997, $2.8 million in 1998 and
$5.2 million thereafter. Total rent expense amounted to $5.0 million in 1993, $5.8 million in 1992 and $3.4 million in 1991.
    On December 28, 1993, subsequent to year end, the Company, through a wholly owned subsidiary, issued $20.0 million of 6.95% taxable Industrial Development Revenue Bonds due December 15, 2000 (the 6.95% Bonds). The 6.95% Bonds are due in quarterly installments of $0.7 million beginning March 15, 1994 through December 15, 2000. Interest on the 6.95% Bonds is payable quarterly commencing March 15, 1994. The 6.95% Bonds are secured by $10 million of cash and securities on deposit in an investment account with the lender. The $10 million of cash security will reduce to zero in 1996. Proceeds of the 6.95% Bonds will be used to fund a modernization project at the Company's Fulton, Mississippi facility. The 6.95% Bonds were purchased by the same financial institution that provided the Credit Facility. Concurrently, the Company agreed to reduce availability under the Credit Facility to $7.0 million to accommodate the lender's internal policy limits. Availability is restored as the Company repays its obligations held by that institution.


NOTE 5  STOCKHOLDERS' EQUITY

    The Company and Quantum Fund are parties to a standstill agreement, dated as of July 1, 1993 (the Standstill Agreement), pursuant to which Quantum Fund has agreed, except with the prior written approval of the Company's Chairman of the Board and Chief Executive Officer not to offer, sell, contract to sell, grant any option to purchase or pledge, hypothecate or otherwise dispose of any Common Stock of the Company prior to December 31, 1994. Pursuant to the Standstill Agreement, Quantum Fund has also agreed, except with respect to matters which may be specifically excluded from the provisions of the Standstill Agreement by the Company's Chairman of the Board and Chief Executive Officer, that at all annual and special meetings of the Company's stockholders, and in all consents of such stockholders in lieu of any such annual or special meeting, Quantum Fund will vote all shares of Common Stock of the Company then owned by Quantum Fund in proportion to the manner in which all Common Stock of the Company other than the shares of Common Stock then owned by Quantum Fund shall be voted (or abstain from voting) at such annual or special meeting or pursuant to such consent with respect to each matter to be acted upon by such stockholders.
    In 1991, the Board of Directors authorized the Company to repurchase up to 700,000 shares of its common stock. As of December 25, 1993, a total of 481,465 shares had been repurchased under this authorization, of which 64,658 shares were reissued to optionees under the Company's stock option plans.











         23                                                EXHIBIT 13.0

NOTE 6  INCOME TAXES

     The Company adopted SFAS No. 109 as of the beginning of 1992. The cumulative effect of this change in accounting for income taxes of $.4 million was determined as of the beginning of 1992 and was reported separately in the consolidated statement of operations for the year ended December 26, 1992. Additionally, the adoption resulted in recognition of a $36.9 million deferred tax asset of which $36.5 million was a direct addition to additional paid-in capital.
    The components of income (loss) before income taxes and cumulative effect of change in accounting principal were taxed under the following jurisdictions:

(In thousands)
                                             1993         1992         1991
Domestic                                  $ 30,955     $ 20,839     $ (52,556)
Foreign                                      2,488        3,460         2,821
                                          --------     --------      --------
                                          $ 33,443     $ 24,299     $ (49,735)
                                          ========     ========      ========

Income tax expense (benefit) consists of the following:

(In thousands)
                                             1993         1992         1991
Current tax expense:
    Federal                               $    153     $  1,313     $      --
    Foreign                                  1,108        1,350           979
    State and local                          2,020        2,400         1,503
                                          --------     --------      --------
        Total current                        3,281        5,063         2,482
                                          ========     ========      ========

Deferred tax expense (benefit):
    Federal                                  9,863        5,716        (7,445)
    State and local                           (837)      (2,700)       (1,031)
                                          --------     --------      --------
        Total deferred                       9,026        3,016        (8,476)
                                          --------     --------      --------
Total provision (benefit) for
    income taxes                          $ 12,307    $   8,079   $    (5,994)
                                          ========     ========      ========











          24                                               EXHIBIT 13.0

NOTE 6 INCOME TAXES (continued)

The difference between the reported provision for income taxes and a tax determined by applying the applicable U.S. federal statutory income tax rate to income (loss) before taxes, is reconciled as follows:

(In thousands)
                                             1993         1992         1991
Expected income tax  expense (benefit)    $ 11,705     $  8,262     $ (16,910)
State and local income tax                     538       (1,115)          990
Foreign income taxes                           237          891            20
Financial operating loss carryforwards          --           --         9,906
Effect of enacted tax rate change             (337)          --            --
Other, net                                     164           41            --
                                          --------     --------      --------
                                          $ 12,307    $   8,079     $  (5,994)
                                          ========     ========      ========

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                          1993          1992
Deferred tax assets:
    Accounts receivable                               $   2,977     $   3,678
    Inventories                                             782         1,066
    Preferred stock                                      44,881        44,649
    Pension and OPEB obligations                         10,538         6,667
    Other accruals and reserves                          17,921        22,220
    Net operating loss carryforwards                     64,884        74,329
    Alternative minimum tax credit carryforwards          4,188         3,442
    Investment tax credit carryforwards                      --         9,432
                                                       --------      --------
        Total gross deferred tax assets                 146,171       165,483
        Less valuation allowance                        (85,338)      (88,081)
                                                       --------      --------
        Deferred tax assets, net of valuation
          allowance                                      60,833        77,402
                                                       --------      --------
Deferred tax liabilities:

    Property, plant and equipment                        46,296        53,684
    Undistributed income of foreign subsidiaries          1,931         1,931
    Other                                                   869         1,024
                                                       --------      --------
       Total gross deferred tax liabilities              49,096        56,639
                                                       --------      --------
       Net deferred tax asset                         $  11,737    $   20,763
                                                       ========      ========




          25                                               EXHIBIT 13.0

NOTE 6  INCOME TAXES (Continued)

    As a result of the ownership change which occurred in connection with the reorganization on December 28, 1990 (see Note 1), the Company's net operating loss carryforwards for federal income tax purposes that expire prior to 2005 are subject to an annual limitation of approximately $14.4 million.
    As of December 25, 1993, the Company had net operating loss carryforwards available to offset future federal taxable income of $185.4 million which expire as follows: $4.5 million in 1998, $94.9 million in 2000, $6.6 million in 2001, $6.5 million in 2002, $66.5 million in 2005, and $6.4 million in 2006. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.2 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.
    Income taxes paid (relating to both current and prior years) were approximately $4.9 million in 1993, $2.5 million in 1992 and $2.0 million in 1991.

NOTE 7  EMPLOYEE BENEFITS

    Pension cost for the defined benefit plans sponsored by the Company includes the following components:

(In thousands)
                                             1993         1992         1991
Service cost of benefits earned
  during the year                         $    277     $    358     $    396
Interest cost on the projected
  benefit obligation                         2,947        3,068        4,242
Return on plan assets:
    Actual                                  (6,066)      (2,434)      (3,092)
    Deferred gain (loss)                     3,381            3           35
    Net amortization                            58           --            8
                                          --------     --------     --------
Net periodic pension cost                 $    597     $    995     $  1,589
                                          ========     ========     ========

    Generally, the Company contributes such amounts as are necessary to pay benefits to plan participants and to meet ERISA minimum funding requirements. The plans' investments are held by a bank administered trust fund.
    The Company terminated one plan in 1992 and three plans during 1991. All plan participants became fully vested effective with the plan terminations; annuity contracts and/or cash payments were made to settle such obligations. The effect of these terminations was recognized during 1990.
    In 1993, pursuant to a collective bargaining agreement covering approximately 65 employees, future participation in one of the Company's single employer pension plans was curtailed in favor of participation in the union multiemployer plan. Effective July 1, 1993, all future service accrues in the multiemployer plan; service earned prior to that date remains the obligation of the single employer plan.







          26                                               EXHIBIT 13.0
NOTE 7 EMPLOYEE BENEFITS (Continued)

    A reconciliation of the funded status of the plans at December 25, 1993 and December 26, 1992, respectively, to the amounts recognized in the consolidated balance sheet is as follows:

(In thousands)
                                                          1993          1992
Actuarial present value of:
    Vested benefit obligation                         $ (38,186)    $ (35,406)
                                                       --------      --------
    Accumulated benefit obligation                      (40,836)      (38,130)
                                                       --------      --------
    Projected benefit obligation                        (40,836)      (38,130)
Plan assets at fair value held in the pension
  plan trusts, primarily listed stocks and
  U.S. Government obligations                            34,771        31,233
                                                       --------      --------
Plan assets less than projected
  benefit obligation                                     (6,065)       (6,897)
Unrecognized net gain from past experience
  different from that assumed and effects
  of changes in assumptions                              (4,576)       (3,566)
Prior service cost not yet recognized in
  net periodic pension cost                                 456            --
                                                       --------      --------
Accrued pension cost                                  $ (10,185)    $ (10,463)
                                                       ========      ========

    The assumed discount rate used in determining the actuarial present value of the projected benefit obligations presented above was 7.0% for 1993 and 8.25% for 1992. For purposes of determining pension cost, the assumed weighted average long-term rate of return on plan assets was 8.5% for 1993, 1992 and 1991.
    The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.2 million in 1993 and $0.3 million in 1992 and 1991. At December 25, 1993, the accrued pension cost presented above does not include $1.4 million relating to potential statutory withdrawal liability under the 1974 United Mine Workers of America Pension Trust. This provision is classified as Unusual Items (see Note 9). The withdrawal liability arises due to the curtailment of coal mining operations at U.S. Fuel.

Postretirement Benefits Other Than Pensions
    In addition to providing pension benefits, the Company provides a fixed portion of the costs of medical and life insurance benefits to certain retired hourly and salary employees. Contribution rates are dictated by the employees' retirement plan which is subject to periodic contract renegotiation. The Company also provides the full cost of medical and life benefits to certain United Mine Workers of America (UMWA) retirees.




          27                                               EXHIBIT 13.0

NOTE 7 EMPLOYEE BENEFITS (Continued)

    In October, 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October, 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. The ultimate amount of this liability will vary due to factors which include, among other things, the validity, interpretation and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which is classified as other noncurrent liabilities.
    The following table shows funded status reconciled with the amounts recognized in the Company's financial statements:

(In thousands)
                                                          1993          1992
Accumulated postretirement benefit obligation:
    Retirees                                          $ (8,152)     $ (7,982)
    Fully eligible active plan participants               (392)         (409)
    Other active plan participants                        (476)         (432)
                                                      --------      --------
                                                        (9,020)       (8,823)
Plan assets at fair value                                   --            30
                                                      --------      --------
Accumulated postretirement benefit obligation
in excess of plan assets                                (9,020)       (8,793)
Unrecognized net gain                                      151            --
                                                      --------      --------
Accrued postretirement benefit cost                   $ (8,869)     $ (8,793)
                                                      ========      ========

    Net periodic postretirement benefit cost was $0.7 million in 1993, $0.5 million in 1992 and $1.4 million in 1991.
    The cost of medical and life insurance benefits for retired employees reflected above does not include $0.6 million at December 25, 1993 and $0.5 million at December 26, 1992 related to the provision of medical and other welfare benefits under certain defined benefit multiemployer plans. The actuarially determined present value of the accumulated postretirement benefit obligation was calculated using a discount rate ranging from 7.0% to 7.5% for 1993 and from 7.5% to 8.25% for 1992.
    The assumed weighted-average annual rate of increase in the per capita cost of covered benefits ranges from 10.45% to 11.80% for 1994 and is assumed to decrease to an ultimate rate of 5.5% by 2003 and remain at that level thereafter. A one percentage point increase in the assumed trend rates for each year would not have a significant effect on the expected postretirement benefit obligation.
    Included in the caption "Accrued wages and other employee costs" is the current portion of postretirement benefit obligation of $0.7 million in 1993 and $0.6 million in 1992.

          28                                               EXHIBIT 13.0

NOTE 8  COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL
    The Company is subject to environmental standards imposed by federal, state and local environmental laws and regulations. It has provided and charged to income $1.1 million in 1993, and $2.7 million in 1991 for pending environmental matters. No charges were required for 1992. Management believes that the outcome of pending environmental matters will not materially affect the overall financial position of the Company.

PURCHASE COMMITMENTS
    Subsequent to fiscal year-end, the Company committed to capital expenditures of approximately $20.0 million, for a major project to modernize the copper tube mill in Fulton, Mississippi. In February, 1994, the Board approved a $15.0 million modernization project for the brass rod mill in Port Huron, Michigan. Both of these approved major projects should become fully operational in mid-1995. No other material purchase commitments for capital expenditures exist.

NOTE 9  UNUSUAL ITEMS

    During 1993, the Company recognized a $1.4 million charge for a potential pension withdrawal liability for its U.S. Fuel subsidiary. See Note 7 for additional discussion. Additionally, a provision of $0.6 million was recognized for the settlement of certain litigation.
    On November 30, 1992, Sharon Specialty Steel, Inc. (together with its subsidiaries, collectively Sharon) filed for relief under Chapter 11 of the Federal Bankruptcy Code. Consequently, the Company recognized a charge of $5.6 million consisting of (i) a $2.0 million write-off of the preferred stock of Sharon, and (ii) a $3.6 million reserve for the $4.125 million loan to Sharon that was funded pursuant to the Caster Guarantee settlement, and other matters associated with potential losses relating to Sharon or Sharon Steel.
    During 1991, the Company recognized a charge of $27.9 million for permanent impairment in the value of certain natural resource assets which it owns. The impairment relates to certain mining and mineral properties. Management believes these write-downs were necessary to reflect realizable values. While the book value of these assets, prior to the write-downs, was significant, their contribution to operations is not material.
    The Company also recognized a charge of $13.0 million in 1991, to reduce its carrying cost of preferred stock of Sharon. Pursuant to the Plan, one series of preferred stock was purchased from the Quantum Fund in 1991 at which time Quantum Fund was a 46 percent stockholder. The Company has not recognized unpaid dividend income accruing to the preferred stock. Additionally, the Company recognized a charge of $2.5 million for priority tax claims that pertained to the reorganization. An additional $1.0 million charge was also recognized for other non-operating assets.












          29                                               EXHIBIT 13.0

NOTE 10   OTHER INCOME

    "Other income, net" included in the consolidated statements of operations consists of the following:

(In thousands)
                                            1993         1992         1991

Rent & royalties                          $ 1,275      $ 2,072      $ 3,251
Interest income                             2,187          822        1,834
Gain on disposal of properties, net         1,262        3,417           32
Other                                        (465)          --           --
                                         --------     --------     --------
                                          $ 4,259      $ 6,311      $ 5,117
                                         ========     ========     ========

    On December 15, 1992, the Company's subsidiary, Bayard Mining Corporation, sold its Continental Mine and related assets located in Grant County, New
Mexico for a net gain of $3.8 million. The mine had been idle since 1982.
    In 1992, the Company sold certain assets of its U-Brand malleable iron business. In 1993, the Company recognized a gain of approximately $1.2 million as a result of that transaction which provided for additional payments contingent upon certain sales performance criteria.


NOTE 11   LITIGATION

    In addition to the matters described below, the Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse affect on the Company's financial condition.

Michigan Settlement
    In April, 1991, a suit was initiated against Mueller Brass Co. (Mueller Brass), a wholly-owned subsidiary of the Company, alleging the violation of certain environmental laws and regulations. In February, 1992, Mueller Brass entered into a consent decree pursuant to which Mueller Brass will conduct a planned site investigation and will subsequently perform any required cleanup. Mueller Brass will also remove contaminants from storm water within six months of receiving a discharge permit. Mueller Brass paid $1.5 million in penalties and contributions towards environmentally oriented projects in Michigan in 1992, $0.3 million in 1993, and will pay another $0.3 million, plus interest, through March, 1995. These amounts were accrued as of December 28, 1991.

Caster Guarantee
    As part of the Plan (see Note 1), the Company agreed to provide a $16.5 million guarantee (the Caster Guarantee) of the financing and start-up by Sharon Specialty Steel, Inc. (Sharon) of a continuous caster slab facility. In early 1992, the Company and Sharon instituted declaratory judgment actions to determine whether the Company's obligations under the Caster Guarantee had expired. This litigation was settled on August 20, 1992. The settlement provided for a $4.125 million loan to Sharon and the granting of options to Sharon to purchase all equity securities of Sharon owned by the Company.


          30                                               EXHIBIT 13.0

NOTE 12   STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLANS

    Under the 1991 Incentive Stock Option Plan (ISO Plan), the Company may grant options to purchase up to 250,000 shares of common stock at prices not less than the fair market value of the stock on the date of grant. Generally, any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the ISO Plan was adopted.
    On December 4, 1991, the Company authorized a special stock option grant of 500,000 shares to induce Mr. Harvey L. Karp to enter into an employment agreement with the Company. The exercise price, $8.25 per share, was the fair market value on the date of grant. Generally, the options expire one year after Mr. Karp's separation from employment with the Company unless Mr. Karp is terminated for cause. On January 30, 1992, the Board approved and authorized a transaction whereby Mr. Karp was granted options to purchase an additional 500,000 shares, which was subsequently reduced by 100,000 option shares which the Company issued to secure the employment of Mr. William D. O'Hagan as its chief operating officer. Mr. Karp's additional grant of options is on the same terms and conditions, and at the same price, as the original grant. Although neither Mr. Karp's nor Mr. O'Hagan's options were granted under the ISO Plan, the terms and conditions of Mr. O'Hagan's options are generally similar to those granted under the ISO Plan.
    Following is a summary of incentive stock option data:

                                                         1993          1992

Outstanding at beginning of year                      1,167,500       500,000
    Granted                                              75,000       782,500
    Exercised                                           (20,500)           --
    Expired, cancelled, or surrendered                  (31,500)     (115,000)
                                                      ---------     ---------
Outstanding at year-end                               1,190,500     1,167,500
                                                      =========     =========
Options exercisable at year-end                         933,500       905,000
                                                      =========     =========
Option prices per share outstanding at year-end    $7.25-$32.50  $7.25-$14.00
                                                      =========     =========

    Under the Amended and Restated Mueller Industries, Inc. 1991 Employee Stock Purchase Plan (the EMSP Plan), the Company may offer to eligible employees (generally all full-time employees) options to purchase up to three shares of the company's common stock for each $1,000 of compensation. The option price is the lower of (i) 85% of the fair value of the stock on the offering date, or (ii) 85% of the fair value of the stock on the last day of the one-year offering period. The maximum number of shares which shall be made available for sale under the EMSP Plan during all offerings shall be 450,000 shares. Under the EMSP Plan, 44,158 shares have been issued. During the offering period beginning July 1, 1993, options for 25,379 shares were granted. Of the grants, 3,653 share options were cancelled or surrendered due to participant terminations and voluntary withdrawals as provided by the EMSP Plan. At December 25, 1993, options to purchase 21,726 shares were outstanding at the exercise price of $28.69 per share under the EMSP Plan.



          31                                               EXHIBIT 13.0

NOTE 13   INDUSTRY SEGMENTS

    The Company is engaged in the manufacture and sale of copper, brass, bronze, aluminum, and plastic products, and in natural resource operations consisting principally of placer gold mining, as well as the operation of a Class III short line railroad. Income and expenses not allocated to industry segments in computing operating income include general corporate income and expense, interest expense and interest income. General corporate assets are principally cash and temporary investments and corporate headquarter facilities. There are no intersegment sales. The Company does not have significant foreign operations and, accordingly, geographical segment information is not presented.

(In thousands)
                                             1993         1992         1991

Net sales:
    Manufacturing                         $ 478,287    $ 494,704    $ 413,210
    Natural resources                        23,598       22,635       28,221
                                           --------     --------     --------
Consolidated net sales                      501,885      517,339      441,431
                                           --------     --------     --------
Operating income (loss):
    Manufacturing                            38,052       26,419        5,629
    Natural resources                         5,534        4,252        1,214
    General corporate                        (5,559)      (1,353)      (8,481)
                                           --------     --------     --------
Consolidated operating income (loss)         38,027       29,318       (1,638)
Non-operating income (expense)*               1,175          675      (41,983)
Interest expense                             (5,759)      (5,694)      (6,114)

Consolidated income (loss) before taxes
  and accounting change                   $  33,443    $  24,299    $ (49,735)
                                           ========     ========     ========

Provision for depreciation, depletion
  and amortization:
    Manufacturing                         $   9,172    $   9,198    $   8,825
    Natural resources                         3,791        2,332        4,284
    General corporate                         1,197          975          185
                                           --------     --------     --------
Consolidated provision for depreciation,
  depletion and amortization              $  14,160    $  12,505    $  13,294
                                           ========     ========     ========

Capital expenditures:
    Manufacturing                         $   8,039    $   6,930    $   7,670
    Natural resources                           356           80          762
    General corporate                         2,688        3,942        3,393
                                           --------     --------     --------
Consolidated capital expenditures         $  11,083    $  10,952    $  11,825
                                           ========     ========     ========



          32                                               EXHIBIT 13.0

NOTE 13  INDUSTRY SEGMENTS (Continued)

(In thousands)
                                             1993         1992         1991

Identifiable assets:
    Manufacturing                         $ 269,189    $ 278,524    $ 282,143
    Natural resources                        34,316       40,768       48,246
                                           --------     --------     --------
      Total identifiable assets             303,505      319,292      330,389
      General corporate assets               66,238       53,255        4,397
                                           --------     --------     --------
Consolidated assets                       $ 369,743    $ 372,547    $ 334,786
                                           ========     ========     ========

*The sum of unusual items (of which $27.9 million related to Natural Resources and $16.5 million related to general corporate in 1991),environmental reserves and other income items.




































          33                                               EXHIBIT 13.0

NOTE 14   QUARTERLY FINANCIAL INFORMATION (Unaudited)

Financial results by quarter are as follows:

(In thousands, except per share data)
                                  First      Second      Third      Fourth
                                 Quarter     Quarter    Quarter     Quarter

1993

Net sales                      $ 131,037   $ 127,321  $ 122,106   $ 121,421
Gross profit (1)               $  22,781   $  23,898  $  25,777   $  25,654
Net income                     $   4,213   $   5,312  $   5,635   $   5,976(2)
Net income per share           $     .41   $     .51  $     .54   $     .57


1992

Net sales                      $ 117,895   $ 130,882  $ 147,670   $ 120,892
Gross profit (1)               $  20,487   $  20,662  $  24,531   $  21,952
Net income before
cumulative effect              $   3,560   $   4,002  $   4,220   $   4,438
     Cumulative effect of
     accounting change               446          --         --          --
                                --------    --------   --------    --------
Net income                     $   4,006   $   4,002  $   4,220   $   4,438(2)
                                ========    ========   ========    ========

Net income before
cumulative effect per share    $     .37   $     .40  $     .42   $     .43
    Cumulative effect of
    accounting change                .05          --         --          --
                                --------    --------   --------    --------
Net income per share           $     .42   $     .40  $     .42   $     .43
                                ========    ========   ========    ========

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation, depletion and amortization.
(2) A change in inventory estimate was recognized in addition to the items described in Notes 9 and 10.













          34                                               EXHIBIT 13.0

REPORT OF INDEPENDENT AUDITORS

The Stockholders of Mueller Industries, Inc.

    We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 25, 1993 and December 26, 1992 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 25, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 25, 1993 and December 26, 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 25, 1993, in conformity with generally accepted accounting principles.

                                               ERNST AND YOUNG

Wichita, Kansas
February 14, 1994



























          35                                               EXHIBIT 13.0


CAPITAL STOCK INFORMATION

    The high, low and closing prices on the New York Stock Exchange for each fiscal quarter of 1993 and 1992 were as follows:


1993                               High          Low          Close

Fourth quarter                   $ 35          $ 31-1/4     $ 33-3/4
Third quarter                    $ 34-1/4      $ 27-1/8     $ 31-7/8
Second quarter                   $ 34-3/4      $ 23-5/8     $ 32-3/8
First quarter                    $ 27-1/8      $ 20         $ 24-3/8


1992                               High          Low          Close

Fourth quarter                   $ 21-7/8      $ 15-5/8     $ 21-3/8
Third quarter                    $ 16-3/4      $ 12-3/8     $ 16-3/8
Second quarter                   $ 15-3/8      $ 11-5/8     $ 14-1/8
First quarter                    $ 13-7/8      $  7         $ 12-1/8

    The principal market for Mueller's common stock is the New York Stock Exchange under the symbol MLI. As of March 1, 1994, the number of holders of record of Mueller's common stock was 4,190. The New York Stock Exchange's closing price for Mueller's common stock on March 1, 1994 was $35-3/8.

    The Company has paid no dividends on its common stock and presently does not anticipate paying cash dividends in the near future.






















         36                                                EXHIBIT 13.0
SELECTED FINANCIAL DATA

(In thousands, except share data)
                                   1993         1992         1991         1990(1)     1989(1)
For the fiscal year:                                                  |      (Predecessor)
   Net sales                   $ 501,885    $ 517,339    $ 441,431    |$ 505,376    $ 510,537
   Operating income (loss)     $  38,027    $  29,318    $  (1,638)   |$  (4,491)   $  22,643
   Income (loss) from                                                 |
    continuing operations      $  21,136(2) $  16,220(3) $ (43,741)(4)|$  (9,342)   $  14,041
   Income (loss) from                                                 |
    continuing operations                                             |
    per common share           $    2.02(2) $    1.61(3) $   (4.49)(4)|      *            *
- ---------------------------------------------------------------------------------------------
At Year End:                                                                    |(Predecessor)
   Total assets                $ 369,743    $ 372,547    $ 334,786     $ 415,603|         *
   Long-term debt              $  54,320    $  62,376    $  45,156     $  54,003|         *
- ---------------------------------------------------------------------------------------------
    At December 31, 1990, the Company adopted AICPA SOP 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. The SOP requires that the financial statements be prepared on the basis that a new reporting entity is created and that assets and liabilities should be recorded at their fair values as of the reorganization date based on the specific elements of the Plan. Since December 31, 1990, the consolidated financial statements have been prepared as if the Company is a new reporting entity, and therefore a black line has been presented between years which have not been prepared on a comparable basis.

*    Amounts are not comparable due to the reorganization of the Company.
(1)  Previously reported consolidated financial information has been restated to reflect the discontinuance and disposition of the steel segment of the Company's businesses on
     December 28, 1990.
(2)  Includes a charge for unusual items of $2.0 million, or $.19 per common share.
(3)  Includes a charge for unusual items of $5.6 million, or $.56 per common share.
(4)  Includes a charge for unusual items of $44.4 million, or $4.56 per common share.























          37                                               EXHIBIT 13.0

CORPORATE INFORMATION

DIRECTORS

    Harvey L. Karp               Chairman of the Board
                                 Mueller Industries, Inc.

    Ray C. Adam (1) (2)          Private Investor

    Rodman L. Drake (2) (3)      President of Rodman L. Drake & Co., Inc.

    Gary S. Gladstein (1) (2)    Managing Director of Soros Fund Management

    Allan Mactier (1) (3)        Private Investor

    William D. O'Hagan           President and Chief Executive Officer
                                 Mueller Industries, Inc.

    Robert J. Pasquarelli (1)    Chief Executive Officer of New Jersey
                                 Steel Corporation

    Paul Soros                   Private Investor

OFFICERS

    Harvey L. Karp               Chairman of the Board

    William D. O'Hagan           President and Chief Executive Officer

    Earl W. Bunkers              Executive Vice President and
                                 Chief Financial Officer

    Harvey W. Clements           Vice President and General Manager -
                                 Tube Division

    John B. Hansen               Vice President and General Manager -
                                 Fittings Division

    William H. Hensley           Vice President, General Counsel and
                                 Secretary

    Lee R. Nyman                 Vice President - Manufacturing/Management
                                 Engineering

    James H. Rourke              Vice President and General Manager -
                                 Industrial Division

    Roy C. Harris                Corporate Controller

    Kent A. McKee                Treasurer and Assistant Secretary








          38                                               EXHIBIT 13.0

Corporate Headquarters           2959 North Rock Road, Wichita, Kansas, 67226
                                 P.O. Box 789761, Wichita, Kansas, 67278-9761
                                 (316) 636-6300

Annual Meeting                   The Annual Meeting of Stockholders will be
                                 held at the Wichita Marriott, 9100 Corporate
                                 Hills Drive, Wichita, Kansas 67207 at 10:00 a.m. local time, May 12, 1994.

Form 10-K                        Copies of the Company's Annual Report on Form
                                 10-K are available upon written request from the Treasurer, Mueller Industries, Inc.,
                                 P.O. Box 789761, Wichita, Kansas  67278-9761.

Common Stock                     Mueller common stock is traded on the NYSE -
                                 Symbol MLI.

Independent Auditors             Ernst & Young, Wichita, Kansas.

Legal Counsel                    Willkie Farr & Gallagher, One Citicorp
                                 Center, 153 E. 53rd Street,
                                 New York, New York  10022

Transfer Agent and Registrar     Continental Stock Transfer & Trust Co.,
                                 2 Broadway, New York, New York 10004

Stockholder Inquiries            To notify the Company of address changes or
                                 lost certificates, stockholders can call
                                 Continental Stock Transfer & Trust Co.
                                 at (212) 509-4000.

[FN]
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee