Form 10-K, Exhibit 13
period 1994-12-31
MUELLER INDUSTRIES INC
filed 1995-03-17
CIK 89439

          1                                                  EXHIBIT 13.0

MUELLER INDUSTRIES, INC. COMPANY PROFILE

Mueller Industries, Inc. is a leading and diversified fabricator of brass, bronze, copper, plastic and aluminum products.

The range of these products is broad: copper tube and fittings; brass and copper alloy rods, bars and shapes; brass and bronze forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings.

The Company also owns a short line railroad in Utah, a placer gold mining operation in Alaska, and other natural resource properties.

Mueller operates twelve factories in the United States and Canada, and has distribution facilities nationwide and sales representation worldwide.



TABLE OF CONTENTS                                 PAGE

Financial Highlights                               2

A Report to Stockholders                           3

Profile of Businesses                              6

Financial Review                                   8

Consolidated Financial Statements

     Statements of Income                         13

     Balance Sheets                               14

     Statements of Cash Flows                     16

     Statements of Stockholders' Equity           18

Notes to Consolidated Financial Statements        19

Report of Independent Auditors                    35

Capital Stock Information                         36

Selected Financial Data                           37

Corporate and Stockholder Information             38







          2                                                  EXHIBIT 13.0

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)
                                    1994             1993             1992
SUMMARY OF OPERATIONS

Net sales                        $ 550,003        $ 501,885        $ 517,339

Sales of manufactured products
  in millions of pounds              380.6            362.1            329.5

Net income                       $  27,926        $  21,136        $  16,666

Average shares outstanding
(in thousands)                       9,890           10,443           10,055

Net income per share - primary   $    2.82        $    2.02        $    1.66

SIGNIFICANT YEAR-END DATA

Cash and cash equivalents        $  34,492        $  77,336        $  44,459

Ratio of current assets to
  current liabilities             2.7 to 1         4.1 to 1         3.1 to 1

Working capital                  $ 116,330        $ 146,981        $ 124,355

Long-term debt (including
  current portion)               $  94,736        $  62,711        $  69,477

Debt as a percent of
  capitalization                      28.1%           22.0%            25.4%

Stockholders' equity             $ 241,948        $ 222,114        $ 204,421

Book value per share             $   27.81        $   23.18        $   21.21

Capital expenditures             $  48,152        $  11,083        $  10,952

Number of employees                  2,256            2,010            2,055

                                    1994             1993             1992
PRIMARY EARNINGS PER SHARE(1)    $    2.82         $    2.02         $    1.66

TOTAL STOCKHOLDERS EQUITY(2)     $ 241,948         $ 222,114         $ 204,421

(1) Earnings per share increased forty percent in 1994 and twenty-two percent in 1993.
(2) Total stockholders' equity has increased substantially, notwithstanding the purchase of treasury stock of $25.9 million in 1994 and $3.1 million in 1993.

          3                                                  EXHIBIT 13.0

A REPORT TO OUR STOCKHOLDERS

     Nineteen hundred ninety-four was an excellent year for Mueller Industries, Inc. For the second consecutive year, our Company achieved record earnings. Net income was $27.9 million in 1994 compared with $21.1 million in 1993, a 32 percent increase. Earnings per share increased to $2.82 for 1994, or 40 percent higher than the $2.02 per share earned in 1993.

     Net sales increased in 1994 to $550.0 million compared to $501.9 million in 1993. This increase was partly due to the rise in the price of copper, our primary raw material. Where possible, our Company endeavors to adjust the selling price of finished products to reflect increases or decreases in the price of copper. Measured in pounds of product sold, sales increased by five percent in 1994.

     Copper prices were particularly volatile during 1994, rising from a low of 80 cents per pound early in the year to a high of $1.39 per pound at year-end. In response to this volatility, our Company elected in the third quarter to value the copper component of our inventories on a last-in, first-out
(LIFO) basis, instead of the first-in, first-out (FIFO) basis previously used. This has the effect of more closely matching current costs of copper with current selling prices. Adoption of LIFO decreased 1994 reported annual earnings, but resulted in the establishment of a copper LIFO inventory reserve of $13.1 million at year-end. LIFO will mitigate the income statement effect of future copper price fluctuations.


MANUFACTURING OPERATIONS STRONG

     Our manufacturing operations had their busiest and most productive year ever. Our brass rod mill located in Port Huron, Michigan operated at full capacity for the entire year. A major competitor's labor stoppage during the fourth quarter exacerbated an already tight market situation, but by working around the clock, our employees kept our customers supplied with product. We are in the process of expanding the rod mill's capacity through the installation of an indirect extrusion press and related improvements. All of the required equipment has been ordered and installation is scheduled to be completed by mid-1995. We are confident that this investment will reduce our conversion costs and increase yields and through-put. The added capacity will assure our customers a continuation of the best service in the industry.

     Our wrot copper fittings business had a banner year in 1994. We sold every pound of product we were able to manufacture. Demand for copper fittings continues to be brisk and we have taken appropriate steps to ramp-up production. We are well along in the construction of a new high-volume copper fittings plant in Fulton, Mississippi, which will significantly enhance our production capacity for the most popular fittings. This plant should be operational by mid-1995.

     In addition, our copper fittings plant in Covington, Tennessee is in the midst of a modernization program. Here our objective is to reduce conversion costs as well as increase capacity. We expect to see benefits from this investment in 1995. Also, our Canadian copper fittings plant, located in Strathroy, Ontario had a strong 1994. Its shipments increased due primarily to the upward trend in Canadian and European markets.



          4                                                  EXHIBIT 13.0

A REPORT TO OUR STOCKHOLDERS (Continued)

     During 1994, Mueller acquired plastic fittings manufacturing operations located in California and Michigan. This acquisition significantly increased our market presence in the DWV (drain, waste and vent) business, and we are now in a position to supply our customers with a full plastic fittings product line on a national basis. We believe our combined plastic operations will achieve greater economies of scale and will make a meaningful contribution to future profitability.


     Our copper tube business, located in Fulton, Mississippi had a solid year in 1994, although somewhat less profitable than in the prior year. Despite a strong demand for tube products, competitive pressures suppressed our margins. Our strategy going forward is to invest in state-of-the-art operating equipment for this business with the objective of being one of the low cost manufacturers in the industry. Our investment program, which will exceed $20 million, is nearing completion and we will begin to see benefits during the latter half of 1995.

     Mueller's impacts, forgings and refrigeration businesses also made good progress during 1994. All three of these businesses have demonstrated the ability to grow and prosper and we are confident they will continue to do so.

NATURAL RESOURCE OPERATIONS

     The Utah Railway Company increased its tonnage of coal shipments by 27 percent during 1994 to the highest level in its history. Its operating profit also increased comparably. The railroad's offices have been consolidated and are now located in Helper, Utah.

     We are also in the process of completing the sale of our United States Fuel Company coal mining property located in Hiawatha, Utah for a small profit. The new owner plans to resume mining and eventually develop adjoining coal reserves. Should this occur, it will result in added business for the Utah Railway Company.

     Alaska Gold Company, our 85 percent owned subsidiary located in Nome, Alaska, determined in 1994 that the open-pit method of mining gold was cost-effective. Consequently, we acquired equipment needed for open-pit operations and they are currently underway.

     During 1994, we neared completion of our three year program to divest and/or lease other miscellaneous natural resource properties. We do not expect to generate significant additional income in 1995 from dispositions of remaining miscellaneous properties.

OUTLOOK

     We are optimistic about prospects for 1995 for the following reasons:

     Our Company is in the process of investing approximately $100 million in new plant and equipment in 1994 and 1995 to improve efficiency and productivity of our operations. Three major programs are currently on schedule. They should favorably affect operations by the latter part of 1995;



          5                                                  EXHIBIT 13.0

A REPORT TO OUR STOCKHOLDERS (Continued)

     Our employees are determined to make us a RESOURCE -- not just a source -
- - for our customers;

     The national economy is continuing to expand. Consumer confidence is high, unemployment is low and inflation appears to be under control. Also, the economies in Europe and the Far East are showing more vitality and this should aid our export business; and

     The housing industry, the most important market for our products, continues to show strength. In 1994, new housing starts in the United States totalled 1.45 million units, a 13 percent increase over 1993. This increase occurred even though 30 year fixed-rate mortgage rates climbed close to 200 basis points. While we believe this indicates that there is a considerable pent-up demand for new housing, further increases in mortgage rates could adversely impact the housing industry.


     We are gratified with the Company's progress over the past three years; however, there is no shortage of opportunities in the years ahead. We look forward to 1995 and beyond with enthusiasm and purpose.

Sincerely,

/s/ HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/s/ WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer


March 17, 1995























          6                                                  EXHIBIT 13.0

PROFILE OF BUSINESSES

STANDARD PRODUCTS

COPPER TUBE PRODUCTS

     The Fulton, Mississippi plant produces one of the broadest lines of copper tube products offered by a single manufacturer. Tube products include dehydrated coils and nitrogen-charged ACR hard drawn straight lengths used primarily for refrigeration and air conditioning. Copper water tube in straight lengths and coils are used in plumbing applications in a wide range of construction projects. Copper tube products are sold to plumbing and refrigeration wholesalers and OEM customers in North America and exported to numerous foreign countries.

     The Fulton facility again operated at a record production level in 1994. The previously announced $20 million capital improvement project to upgrade technology and install state-of-the-art tube drawing equipment is anticipated to be operational during the third quarter of 1995.

COPPER AND PLASTIC FITTINGS PRODUCTS

     Mueller's Streamline wrot copper pressure and drain, waste and vent (DWV) fittings are manufactured at plants in Covington, Tennessee, Port Huron, Michigan and Strathroy, Ontario, Canada. These fittings are converted from copper tube produced at the Fulton tube mill and other outside sources into a wide variety of over 1,500 different sizes and shapes. Mueller is constructing a new high-volume fittings plant in Fulton, Mississippi, adjacent to its tube mill. This plant, which should be operational by mid-1995, will significantly increase Mueller's production capacity for its most popular fittings. Mueller is simultaneously undertaking a modernization program at its Covington, Tennessee copper fittings facility, to reduce conversion costs as well as expand capacity of its lower volume fittings.

     In September, 1994, Mueller acquired DWV plastic fittings manufacturing operations located in Kalamazoo, Michigan and Cerritos, California. Our existing plant located in Upper Sandusky, Ohio, together with the acquired operations, enable Mueller to supply a full DWV plastic fittings product line. Injection molding equipment at the three plants produces over 1,000 different parts from a variety of plastic compounds in various diameters. We plan to rationalize production at the three plants, increase operational efficiencies, and achieve greater economies of scale. Our goal is to become a low cost producer of plastic fittings and to better supply more of our customers' needs.

     Plastic and copper fittings are found in virtually all installations of water distribution systems, heating systems, air-conditioning and refrigeration applications, and DWV systems in residential, office and commercial settings. The Strathroy facility focuses on the Canadian and European markets and is ISO certified. Products from the U.S. plants are sold primarily to plumbing, refrigeration and hardware wholesalers in the United States, Mexico and abroad.






          7                                                  EXHIBIT 13.0

REFRIGERATION PRODUCTS

     Mueller manufactures a broad line of valves, fittings, filters, driers and custom OEM products for refrigeration and air-conditioning applications at its Hartsville, Tennessee plant. Many Hartsville products are machined and assembled from rod stock and forgings produced in our Port Huron plants.
These fittings and assemblies are used in refrigeration applications such as residential and commercial air-conditioning systems, walk-in coolers, and ice and vending machines.

     Customers for Mueller refrigeration products include large and small OEMs and refrigeration wholesalers domestically and throughout the world.

INDUSTRIAL PRODUCTS

     Industrial products includes the rod mill and forging facility in Port Huron, Michigan and the impact extrusion plant in Marysville, Michigan. The rod mill is a leading extruder of free cutting brass bar stock and also produces special purpose copper alloy rod. The forging operation produces brass, bronze and aluminum hot, closed-die forgings in a broad range of sizes and shapes. Cold forgings (impact extrusions) represent one of the most efficient and economical manufacturing methods available for certain component parts where toughness must be combined with varying complexities of design and finish.

     Mueller rod products, hot forgings and impact extrusions are found in a variety of end products including plumbing brass, automotive components, valves and fittings, and industrial machinery and equipment. Industrial products are sold largely to OEM customers in the plumbing, refrigeration, fluid power, industrial valves and fittings, and automotive industries.

     Mueller is upgrading its rod mill manufacturing processes with a $15 million expansion that includes the installation of an indirect extrusion press, new billet heating furnaces, rod coilers, runout conveyors and material handling systems. This project is scheduled for completion in the latter half of 1995.

NATURAL RESOURCE PROPERTIES

     The Utah Railway Company (Utah Railway), which was established in 1912, operates on approximately 100 miles of track in Utah. Utah Railway hauls coal, mined primarily in Carbon and Emery Counties, Utah, to and connects with national carriers. In 1994, approximately 3.2 million tons of coal were shipped under long-term contracts, with the balance consisting of spot shipments destined for the domestic or export markets.

     In 1994, our 85 percent owned Alaska Gold Company (Alaska Gold) concluded that it could economically extract gold from reserves in the Nome area using an open-pit method of mining. A full scale open-pit program is currently underway. Alaska Gold plans to move approximately 1.5 million cubic yards of dirt, about three times as much as last year.

     During 1994, the Company substantially completed its program of divesting and/or leasing miscellaneous natural resource properties. The Company has in place agreements with various mining companies to explore properties which we own in the Western United States. These agreements, which provide for royalty payments and purchase options, hold the potential for consequential profits should the exploration efforts prove fruitful.
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

     Profitability of certain of the Company's product lines is dependent upon the "spreads" between the cost of metal and the gross selling prices of its completed products. The open market price for copper cathode, for example, directly influences the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of changes in copper prices by passing base metal costs through to its customers.

In 1994, the Company adopted the LIFO method of accounting for the copper component of its copper tube and fittings inventories. Management believes the LIFO method results in a better matching of current costs with current revenues. The market price of copper does, however, indirectly effect the carrying value (FIFO basis) of the Company's brass inventories. The Company's copper and brass inventories customarily total between 30 to 35 million pounds. "Spreads" fluctuate based upon competitive market conditions.

     The Company also owns various natural resource properties in the Western United States and Canada. It operates a short line railroad in Utah and a placer gold mining company in Alaska. Additionally, certain other natural resource properties produce royalty income or are available for sale.

RESULTS OF OPERATIONS

1994 Performance Compared to 1993:

     Consolidated net sales were $550.0 million in 1994, up $48.1 million or
9.6 percent from net sales of $501.9 million in 1993. In the core manufacturing businesses, sales reached 380.6 million pounds, a 5.1 percent increase over the prior year. Natural resources sales declined to $16.6 million in 1994 or 29.6 percent from 1993's level due mainly to lower gold sales.

     Cost of goods sold increased $44.7 million to $448.5 million. This increase is primarily attributable to higher raw material costs, mostly copper. The Company's gross profit increased $3.4 million to $101.5 million. This increased gross profit is reflective of price improvements in certain product lines, as well as cost reductions and yield improvements in the Company's manufacturing operations. The gross profit improvements were offset somewhat by lower margins on copper tube. Selling, general, and administrative expense declined $1.0 million despite higher sales activity.

     Depreciation, depletion, and amortization totalled $12.7 million in 1994 compared with $14.2 million in 1993. This decline was due primarily to lower amortization of thawfield expenses related to the Alaska Gold operation.


          9                                                  EXHIBIT 13.0

FINANCIAL REVIEW (Continued)

     With the adoption of the LIFO method of inventory accounting, management believes the Company's operating results will better reflect operating performance by removing inventory gains and losses that result from wide fluctuations in copper raw material prices. Nevertheless, comparisons of operating results to pre-LIFO periods must be analyzed carefully as the pro forma effects on prior periods are not reasonably determinable. Had the Company not adopted LIFO effective at the beginning of fiscal 1994, operating income would have been $57.1 million in 1994.

     Provisions for environmental reserves were $2.9 million in 1994 consisting of $2.5 million for Mueller's Mining Remedial Recovery Company and $.4 million for Mueller's estimated share of costs relating to a Superfund site in Pennsylvania. This additional provision was judged necessary based on updated information and the results of ongoing environmental remediation and monitoring programs for its natural resource operations.

     Unusual items in 1994 pertained primarily to certain outstanding insurance matters related to estimated workers compensation claims for years prior to 1993. Other income increased to $7.6 million in 1994 from $4.3 million in 1993. This increase is primarily attributable to gains on the sale of certain of the Company's natural resource properties which totalled approximately $3.2 million, plus a $.7 million increase in interest income.


     Interest expense totalled $6.7 million in 1994, a $1.0 million increase from 1993 primarily because of new IRB debt financings for the Fulton, Mississippi copper tube and copper fittings plant capital improvement projects.

     The Company provided $12.9 million for income taxes in 1994, of which $4.7 million was deferred. The current tax expense of $8.2 million for 1994 increased due to higher taxable income. During 1994, the effective tax rate declined to 31.6 percent primarily due to the recognition of certain tax attributes discussed in Note 6 and favorable state tax credits related to IRB financings. During 1994, the Company entered into a closing agreement with the IRS. This led to the recognition of additional tax benefits of $17.9 million which were allocated as a direct addition to paid-in capital.

     In 1994, earnings per share was favorably effected by the purchase of treasury stock aggregating 924,875 shares, or 9.6 percent of shares outstanding at the beginning of the year.

Manufacturing Group

     In 1994, net sales increased $55.1 million to $533.4 million, an 11.5 percent increase over 1993. Of the increase, $24.3 million is attributable to volume increases and $30.8 million is attributable to price changes. Pricing changes include the pass through of raw material costs.

     Operating income increased primarily due to (i) productivity and yield improvements in manufacturing operations; (ii) selective price increases in fittings; (iii) cost reductions in selling, general, and administrative expenses; and (iv) offset by lower margins on copper tube.



          10                                                  EXHIBIT 13.0

FINANCIAL REVIEW (Continued)

Natural Resources Group

     Net sales of the Company's natural resources segment were $16.6 million in 1994 compared to $23.6 million in 1993. This decline was primarily due to lower gold sales, offset by increased revenues at Utah Railway. Transportation revenues of Utah Railway were $16.0 million in 1994, a 20.9 percent increase over 1993. Utah Railway hauled 4.9 million tons of coal in 1994, which was a 27.5 percent increase over 1993. Gold sales decreased to $.3 million (594 ounces) in 1994 from $8.7 million (22,396 ounces) in 1993. At year-end, 14,475 ounces of gold remained in inventory.

1993 Performance Compared to 1992

     Consolidated net sales of $501.9 million in 1993 compares with $517.3 million in 1992. This 3 percent decline is directly attributable to lower copper prices, which are generally passed through to customers. During 1993, spot copper averaged 85 cents per pound, or 17 percent less than the 1992 average of $1.03. In 1993, the Company's core manufacturing businesses shipped 362.1 million pounds of product compared to 329.5 million pounds in 1992. This 10 percent improvement in shipments is due to improved housing starts and general business conditions.

     Cost of goods sold as a percent of net sales improved to 80.5 percent in 1993 from 83.1 percent in 1992 due primarily to improved sales prices in certain markets and productivity improvements at the Company's manufacturing plants.

     Depreciation, depletion, and amortization totalled $14.2 million in 1993 which is slightly higher than 1992's level of $12.5 million. This change is mainly due to higher amortization of deferred preparation costs at Alaska Gold associated with operating both dredging and open-pit methods of mining during 1993.

     Selling, general, and administrative expenses were $45.9 million in 1993 compared with $45.8 million in 1992, despite a 10 percent increase in pounds of product shipped.

     Interest expense totalled $5.8 million in 1993, up slightly from $5.7 million in 1992. Environmental reserves were increased by $1.1 million in 1993 and charged to operations. Charges to operations for unusual items in 1993 totalled $2.0 million, down from $5.6 million in 1992. The 1993 charge includes $1.4 million for an increase in pension liability and $.6 million in connection with the settlement of lawsuits.

Manufacturing Group

     During 1993, net sales of the Company's manufacturing segment were $478.3 million. This compares to net sales (excluding the malleable iron business, which was sold in 1992), of $474.1 million in 1992. The change in net sales was primarily attributable to: (i) sale of the malleable iron business; (ii) product volume increases (excluding malleable iron) of 10 percent; and (iii) pricing decreases due to lower average raw material costs (price of copper) in 1993 which, generally, are passed through to customers in certain product lines. The Company's core manufacturing businesses shipped 362.1 million pounds of product in 1993 which compares to 329.5 million pounds (excluding malleable iron) in 1992.
          11                                                  EXHIBIT 13.0

FINANCIAL REVIEW (Continued)

     Operating income increased primarily due to: (i) productivity improvements at the manufacturing plants; (ii) selective price increases in the copper fittings and brass rod markets; (iii) cost reductions in the areas of selling, general, and administrative expenses; and (iv) elimination of certain costs associated with the malleable iron business.

     Volatility of copper prices in 1993 did not materially affect average "spreads." Rapid inventory turns of the Company's products that are sensitive to copper market prices moderate the impact of such volatility.

Natural Resources Group

     Net sales of the natural resources segment were $23.6 million in 1993 compared to $22.6 million in 1992. Transportation revenues of Utah Railway increased 10 percent in 1993 over 1992. Utah Railway hauled 3.9 million tons in 1993, compared with 3.3 million tons in 1992. Gold sales were $8.7 million (22,396 ounces) in 1993 compared to $7.0 million (21,200 ounces) in 1992.


LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $22.0 million in 1994. Depreciation of $12.1 million and deferred income taxes of $4.7 million were the primary non-cash adjustments. Major changes in working capital included a $20.8 million increase in inventories offset by a $7.9 million increase in current liabilities. Additionally, receivables increased $7.9 million which relates primarily to higher carrying costs associated with significantly higher copper prices at the end of 1994. Other minor fluctuations accounted for the remainder of the change.

     Net cash used for investing activities in 1994 was $71.7 million, $48.2 million for capital expenditures and $12.8 million for the acquisition of DWV plastic fittings manufacturing operations, offset by $5.3 million received from the sale of natural resource properties. Capital expenditures were primarily related to improvements in manufacturing technology, cost reductions, increased productivity and yield, quality improvements, and capacity expansion. The majority of these expenditures is associated with the Company's three major capital improvement programs currently underway in its manufacturing businesses. Additionally, $16.1 million of financing proceeds classified as other assets remain escrowed until required by long-term capital improvement project funding.

     Net cash provided by financing activities totalled $6.9 million which includes proceeds from debt issuances of $45.3 million, offset by $25.9 million for the purchase of treasury stock, and $13.3 million for repayment of debt. In 1994, the Company entered into IRB financing agreements for two major capital projects in the State of Mississippi. These IRB financing obligations totalled $38.0 million of which $16.1 million remains in escrow at the 1994 year-end.







          12                                                  EXHIBIT 13.0

FINANCIAL REVIEW (Continued)


     The Company has a $30.0 million unsecured line-of-credit agreement (Credit Facility) which expires on June 30, 1996, but may be extended for successive one year periods by agreement of the parties. At the Company's option, borrowings bear interest at prime less 1/2 of one percent. There are no outstanding borrowings under the Credit Facility. At December 31, 1994, the Company's total debt was $94.7 million or 28.1 percent of its capitalization.

     The Company's financing obligations contain various covenants which require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all debt covenants.

     Management believes that cash provided by operations and currently available cash of $34.5 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio is 2.7 to 1.

     As part of its ongoing strategic planning process, the Company has approved three major capital expenditure projects: (i) a modernization project at its Fulton, Mississippi copper tube mill; (ii) a modernization project at its Port Huron, Michigan brass rod mill; and (iii) a new high-volume copper fittings plant in Fulton, Mississippi. These projects will require capital of approximately $57.0 million. As mentioned above, the two Fulton, Mississippi projects have been financed by IRBs. The primary objective of these projects is to improve efficiency, yield and productivity as well as add some capacity.

     Additionally, the Company has identified and is evaluating various other capital improvement projects that could further enhance productivity and/or add capacity. Various funding alternatives for such projects are also being considered.

IMPACT OF INFLATION

     The impact of inflation on the Company's operations in 1994, 1993 and 1992 was minimal.


OUTLOOK

     New housing starts and commercial construction are important determinants of Mueller's sales to plumbing, air conditioning and refrigeration markets. Many housing analysts and economists are currently projecting slight to moderate decreases in new housing starts for 1995 and 1996. Nonetheless, we remain optimistic about 1995. We believe that our capital improvement programs will be completed on schedule. Should that occur, we anticipate that this will favorably affect our operations by the latter half of 1995 as these projects will improve manufacturing efficiency and productivity.






          13                                                  EXHIBIT 13.0

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1994, December 25, 1993 and  December 26, 1992

(In thousands, except per share data)
                                             1994         1993         1992
Net sales                                 $ 550,003    $ 501,885    $ 517,339

Cost of goods sold                          448,467      403,775      429,707
                                           --------     --------     --------
Gross profit                                101,536       98,110       87,632

Depreciation, depletion, and amortization    12,689       14,160       12,505
Selling, general, and administrative
 expense                                     44,895       45,923       45,809
                                           --------     --------     --------
Operating income                             43,952       38,027       29,318

Interest expense                             (6,718)      (5,759)      (5,694)
Environmental reserves                       (2,914)      (1,060)          --
Unusual items, net                           (1,140)      (2,024)      (5,636)
Other income, net                             7,644        4,259        6,311
                                           --------     --------     --------
Income before income taxes                   40,824       33,443       24,299
Income tax expense                          (12,898)     (12,307)      (7,633)
                                           --------     --------     --------
Net income                                $  27,926    $  21,136    $  16,666
                                           ========     ========     ========

Net income per share:
     Primary
        Average shares outstanding            9,890       10,443       10,055
        Net income                        $    2.82    $    2.02    $    1.66

  Fully diluted
        Average shares outstanding            9,890       10,498       10,274
        Net income                        $    2.82    $    2.01    $    1.62

See accompanying notes to consolidated financial statements.
















          14                                                  EXHIBIT 13.0

CONSOLIDATED BALANCE SHEETS
As of December 31, 1994 and December 25, 1993
(In thousands, except share data)

                                                         1994           1993
ASSETS

Current assets
   Cash and cash equivalents                         $  34,492      $  77,336

   Accounts receivable, less allowance for doubtful
   accounts of $3,336 in 1994 and $3,495 in 1993        66,925         59,197

   Inventories                                          74,368         53,118

   Current deferred income taxes                         4,491          3,242

   Other current assets                                  3,275          1,518
                                                      --------       --------
Total current assets                                   183,551        194,411

Property, plant and equipment, net                     196,772        154,403

Deferred income taxes                                   23,797         12,751

Other assets                                            26,635          8,178
                                                      --------       --------
TOTAL ASSETS                                         $ 430,755      $ 369,743
                                                      ========       ========

See accompanying notes to consolidated financial statements.























          15                                                 EXHIBIT 13.0

CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands except share data)

                                                         1994           1993

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Current portion of long-term debt                 $  18,611      $   8,391
   Accounts payable                                     21,607         15,637
   Accrued wages and other employee costs               13,105         11,787
   Current deferred income taxes                           366            446
   Other current liabilities                            13,532         11,169
                                                      --------       --------
Total current liabilities                               67,221         47,430

Long-term debt                                          76,125         54,320
Pension liabilities                                      9,499          9,336
Postretirement benefits other than pensions              8,946          9,498
Environmental reserves                                  11,178         10,448
Deferred income taxes                                    3,016          3,810
Other noncurrent liabilities                            12,822         12,787
                                                      --------       --------
   Total liabilities                                   188,807        147,629
                                                      ========       ========

Stockholders' equity

   Preferred stock - shares authorized 4,985,000;
   none outstanding                                          -              -

   Series A junior participating preferred stock-
   $1.00 par value; shares authorized 15,000;
   none outstanding                                          -              -

   Common stock - $.01 par value; shares authorized
   20,000,000; issued 10,000,000; outstanding
   8,698,977 in 1994 and 9,583,193 in 1993                 100            100

   Additional paid-in capital, common                  254,251        236,406
   Retained earnings (accumulated deficit) since
   January 1, 1991                                      21,987         (5,939)

   Cumulative translation adjustments                   (2,832)        (1,944)
   Treasury common stock, at cost                      (31,558)        (6,509)
                                                      --------       --------
   Total stockholders' equity                          241,948        222,114

Commitments and contingencies                                -              -
                                                      --------       --------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY             $ 430,755      $ 369,743
                                                      ========       ========

See accompanying notes to consolidated financial statements.

          16                                                 EXHIBIT 13.0

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1994, December 25, 1993, and December 26, 1992
(In thousands)
                                             1994         1993         1992
OPERATING ACTIVITIES:

Net income                                $  27,926    $  21,136    $  16,666

Adjustments to reconcile net income
   to net cash provided by operating
   activities:

   Provisions for unusual items               1,140        2,024        5,636
   Depreciation, depletion, and
     amortizationof intangibles              12,097       11,123       11,590
   Amortization of deferred
     preparation costs                          592        3,037          915
   Provision for doubtful accounts
     receivable                                 186           59        2,794
   Deferred income taxes                      4,748        9,026        2,570
   Gain on disposal of properties            (3,159)         (91)      (3,417)
Changes in assets and liabilities:
   Receivables                               (7,914)         546       (4,133)
   Inventories                              (20,835)      16,505       12,695
   Other assets                                (382)       3,224        2,177
   Current liabilities                        7,926      (13,187)     (11,241)
   Other liabilities                            111       (1,731)       2,954
   Other, net                                  (473)        (684)        (492)
                                           --------     --------     --------
Net cash provided by operating activities    21,963       50,987       38,714
                                           --------     --------     --------
INVESTING ACTIVITIES:
Acquisition of business                     (12,815)           -            -
Capital expenditures                        (48,152)     (11,083)     (10,952)
Proceeds from sales of properties             5,333        2,332       11,478
Escrowed IRB proceeds                       (16,078)           -            -
Issuance of notes receivable                      -            -       (4,125)
                                           --------     --------     --------
Net cash used by investing activities       (71,712)      (8,751)      (3,599)
                                           --------     --------     --------
FINANCING ACTIVITIES:
Net borrowings under revolving
  credit facility                                 -            -      (14,000)
Proceeds from issuance of long-term debt     45,343          386       45,000
Repayments of long-term debt                (13,318)      (7,152)     (28,933)
Acquisition of treasury stock               (25,897)      (3,100)        (505)
Proceeds from the sale of treasury stock        777          507          241
                                           --------     --------     --------
Net cash provided (used) by
  financing activities                        6,905       (9,359)       1,803
                                           --------     --------     --------





          17                                                 EXHIBIT 13.0

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 31, 1994, December 25, 1993, and December 26, 1992
(In thousands)
                                             1994         1993         1992

Increase (decrease) in cash and
  cash equivalents                          (42,844)      32,877       36,918

Cash and cash equivalents at the
  beginning of the year                      77,336       44,459        7,541

Cash and cash equivalents at the
  end of the year                         $  34,492    $  77,336    $  44,459

For supplemental disclosures of cash flow information, and non-cash investing and financing activities, see Notes 1, 4, and 6.
See accompanying notes to consolidated financial statements.






































          18                                               EXHIBIT 13.0
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 1994, December 25, 1993, and December 26, 1992

(In thousands, except share data)
                                                                     Retained
                                  Common Stock       Additional      Earnings       Cumulative       Treasury Stock
                               Number                  Paid-In     (Accumulated     Translation     Number
                               of Shares    Amount     Capital       Deficit)       Adjustments     of Shares   Cost      Total
Balance, December 28, 1991     10,000,000   $ 100    $ 199,900      $ (43,741)       $     (42)      339,013  $(3,608)  $152,609

Repurchase of common stock              -       -            -              -                -        42,452     (505)      (505)
Net income                              -       -            -         16,666                -             -        -     16,666
Issuance of shares under
  employee stock purchase plan          -       -           29              -                -       (19,709)     212        241
Recognition of income tax
  benefits of preconfirmation
  net operating loss carry-
  forwards                             --      --       36,462             --               --            --       --     36,462
Cumulative translation adjustments     --      --           --             --           (1,052)           --       --     (1,052)
                               ----------    ----      -------       --------         --------      --------  -------   --------
Balance, December 26, 1992     10,000,000     100      236,391        (27,075)          (1,094)      361,756   (3,901)   204,421

Repurchase of common stock             --      --           --             --               --       100,000   (3,100)    (3,100)
Net income                             --      --           --         21,136               --            --       --     21,136
Issuance of shares under
  employee stock purchase plan         --      --           75             --               --       (24,449)     263        338
Issuance of shares under
  incentive stock option plan          --      --          (60)            --               --       (20,500)     229        169
Cumulative translation
  adjustments                          --      --           --             --             (850)           --       --       (850)
                               ----------    ----      -------       --------         --------      --------  -------   --------
Balance, December 25, 1993     10,000,000     100      236,406         (5,939)          (1,944)      416,807   (6,509)   222,114

Repurchase of common stock             --      --           --             --               --       924,875  (25,897)   (25,897)
Net income                             --      --           --         27,926               --            --       --     27,926
Issuance of shares under
  employee stock purchase plan         --      --          103             --               --       (21,212)     515        618
Recognition of income tax
  benefits of preconfirmation
  net operating loss carry-
  forwards                             --      --       17,916             --               --            --       --     17,916
Issuance of shares under
  incentive stock option plan          --      --         (174)            --               --       (19,447)     333        159
Cumulative translation adjustments     --      --           --             --             (888)           --       --       (888)
                               ----------    ----      -------       --------         --------     ---------  -------   --------
Balance, December 31, 1994     10,000,000   $ 100    $ 254,251      $  21,987         $ (2,832)    1,301,023 $(31,558) $ 241,948
                               ==========    ====      =======       ========         ========     =========   ======   ========

See accompanying notes to consolidated financial statements.






NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Mueller Industries, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVENTORIES

     The Company's inventories are valued at the lower of cost or market. At December 31, 1994, the material component of its copper tube and copper fittings inventories was valued on a last-in, first-out (LIFO) basis. Other inventories and the non-material components of copper tube and copper fittings inventories were valued on a first-in, first-out (FIFO) basis. Generally, inventory costs include materials, labor costs and manufacturing overhead. Prior to 1994, all inventories were accounted for on a FIFO basis. See Note 2 for discussion of the accounting change.

DEPRECIATION, DEPLETION, AND AMORTIZATION

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

INCOME TAXES

     The Company accounts for income taxes under the liability method required by SFAS No. 109, Accounting for Income Taxes.

CASH EQUIVALENTS

    Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 31, 1994 and December 25, 1993, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and Foreign Government securities totalling $39.7 million and $76.0 million, respectively. These carrying amounts approximate fair value.

CONCENTRATIONS OF CREDIT AND MARKET RISK

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different industries, including air conditioning, refrigeration and plumbing wholesalers, hardware retailers, automotive, original equipment manufacturers and others.

     The Company minimizes its market risk of base metal price fluctuations through various strategies. Generally, the Company prices an equivalent amount of copper raw material under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price to its customer.

     The Company occasionally hedges portions of its inventories against price fluctuations through the purchase of option contracts. Gains and losses on hedging transactions are recognized in income at the time the underlying inventory is sold. At year-end there were no open hedge transactions.

     The Company's sales are principally denominated in and collected in U.S. currency. Certain sales of the Company's foreign operations are collected in foreign currencies. Generally, the market risk regarding foreign currency exchange rate fluctuations is hedged using forward contracts. At year-end there were no open forward contracts.

FOREIGN CURRENCY TRANSLATION

     For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in the statement of income were not significant.

RECLASSIFICATION

     Certain amounts in the 1993 and 1992 consolidated financial statements have been reclassified to conform with the 1994 presentation.

NOTE 2  INVENTORIES

     In 1994, inventories are valued at the lower of cost or market on a last-in, first-out (LIFO) basis for the copper component of copper tube and copper fittings inventories, and on a first-in, first-out (FIFO) basis for other components of inventories. In 1993, all inventories were valued at the lower of cost or market on a FIFO basis.

(In thousands, except share data)

                                                      1994           1993
Raw materials and supplies                        $  20,043      $   8,662
Work-in-process                                      18,251         12,179
Finished goods                                       36,074         32,277
                                                   --------       --------
                                                  $  74,368      $  53,118
                                                   ========       ========

     Raw materials includes $4.6 million of gold inventory in 1994 and $.1 million in 1993.

     During the third quarter of 1994, the Company elected to change the method of valuing the material component of its copper tube and copper fittings inventory, from the FIFO method, to the LIFO method. This change in accounting principle was applied retroactively to the beginning of fiscal 1994. Management believes the LIFO method results in a better matching of current costs with current revenues. Additionally, the LIFO method is widely used within the copper tube and fittings industry. The effect of this change reduced net income for the year-ended December 31, 1994, by $9.0 million (or 91 cents per share).

     The cumulative effect of this accounting change and the pro forma effects on prior years' earnings have not been included because such effects are not reasonably determinable.

     At December 31, 1994, $20.9 million of inventories were valued using the LIFO method. The approximate FIFO current cost of such inventories was $34.0 million at December 31, 1994.

NOTE 3  PROPERTIES

     Properties stated at fair value as of December 28, 1990, with subsequent additions recorded at cost, are as follows:

(In thousands)

                                                      1994           1993
Land and land improvements                        $   6,503      $   6,369
Mineral reserves                                      1,485          2,296
Buildings, machinery and equipment                  196,211        171,053
Construction in progress                             32,953          4,430
                                                   --------       --------
                                                    237,152        184,148
Less accumulated depreciation,
     depletion, and amortization                    (40,380)       (29,745)
                                                   --------       --------
                                                  $ 196,772      $ 154,403
                                                   ========       ========


NOTE 4  LONG-TERM DEBT

     Long-term debt consists of the following:

(In thousands)

                                                      1994           1993
8.38% Notes, due through 2000                     $  21,429      $  25,000
7.54% Unsecured Note Payable, due through 1999       20,000         20,000
1993 Series IRBs with interest at 6.95%, due
     through 2000                                    17,143              -
1994 Series IRBs with interest at 8.825%, due
     through 2001                                    16,714              -
Contribution Agreement, due through 1996 with
     imputed interest at 10%                          4,340          4,994
10.1% Note Payable, due through 1999, secured
     by certain railroad trackage                     2,678          3,128
Pollution Control Revenue Bonds, interest
     at 8% to 8.125%, due through 2001                2,630          2,880
Retiree Obligation, due through 1995 with
     imputed interest at 10%                          2,617          6,365
Other, including capitalized lease obligations        7,185            344
                                                   --------       --------
                                                     94,736         62,711
Less current portion of long-term debt              (18,611)        (8,391)
                                                   --------       --------
Long-term debt                                    $  76,125      $  54,320
                                                   ========       ========

     Aggregate annual maturities of such debt are $18.6 million, $17.5 million, $14.9 million, $15.0 million and $14.3 million for the years 1995 through 1999, respectively. Interest paid in 1994, 1993 and 1992 was $8.1 million, $6.0 million, and $4.8 million, respectively. During 1994, the Company capitalized interest of $.7 million related to its major capital improvement programs. Using a discounted cash flow analysis, the book value of the Company's long-term debt approximates fair value, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.

     On December 28, 1993, the Company, through a wholly owned subsidiary, issued $20.0 million of 6.95% taxable Industrial Development Revenue Bonds due December 15, 2000 (the 1993 Series IRBs). The 1993 Series IRBs are due in quarterly installments of $.7 million plus interest beginning March 15, 1994 through December 15, 2000. Proceeds of the 1993 Series IRBs are being used to fund a modernization project at the Company's Fulton, Mississippi copper tube mill.

     On June 28, 1994, the Company entered into agreement with a syndicate of six banks to provide for (i) an unsecured line-of-credit facility (Credit Facility) and (ii) the issuance of unsecured taxable Industrial Revenue Bonds (the 1994 Series IRBs).

     The Credit Facility provides availability of up to $30 million which expires on June 30, 1996, but may be extended for successive one year periods by agreement of the parties. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) prime rate less 1/2 of one percent,
(ii) LIBOR plus .8%, (iii) certificate of deposit rate plus 1.35%, or (iv) Federal Funds Rate plus 1.8%. An annual commitment fee of 1/4 of one percent per annum on the unused portion of the Credit Facility is payable quarterly. Currently, the Company has no outstanding borrowings under the Credit Facility. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which currently total approximately $3.5 million.

     On June 28, 1994, the Company, through a wholly owned subsidiary, issued an aggregate of $18.0 million of the 1994 Series IRBs which bear interest at 8.825%. The 1994 Series IRBs are due in quarterly installments of $.6 million plus interest beginning September, 1994 through June, 2001. Proceeds of the 1994 Series IRBs are being used to fund a new high-volume copper fittings plant adjacent to the Company's existing copper tube mill in Fulton, Mississippi.

     On December 22, 1994, the Company entered into an assumption agreement in regards to the existing 8.38% Notes whereby the security (including the common stock of a wholly owned subsidiary) was released in favor of guarantees by certain wholly-owned subsidiaries. The terms on rate and maturity remained unchanged.

     Borrowings under the above agreements require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all covenants.

     The Company leases certain facilities and equipment under operating leases expiring on various dates through 2004. The lease payments under these agreements aggregate to approximately $4.4 million in 1995, $4.4 million in 1996, $4.3 million in 1997, $4.3 million in 1998, $3.9 million in 1999 and
$5.6 million thereafter. Total rent expense amounted to $6.9 million in 1994, $5.0 million in 1993 and $5.8 million in 1992.

NOTE 5  STOCKHOLDERS' EQUITY

     On June 3, 1994, the Company purchased 924,875 shares of its common stock, for an aggregate purchase price of approximately $25.9 million. These shares were placed in treasury and may be used for general corporate purposes, such as requirements for future exercises of options under various option plans.

     On November 10, 1994, the Board of Directors declared a dividend distribution of one Right for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $160 per unit, subject to adjustment. The Rights will not be exercisable, or transferable apart from the Company's common stock, until ten (10) days following an announcement that a person or affiliated group has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of its common stock other than pursuant to certain offers for all shares of the Company's common stock that have been determined to be fair to, and in the best interest of, the Company's stockholders. The Rights, which do not have voting rights, will be exercisable by all holders (except for a holder or affiliated group beneficially owning 15% or more of the Company's common stock, whose Rights will be void) so that each holder of a Right shall have the right to receive, upon the exercise thereof, at the then current exercise price, the number of shares of the Company's common stock having a market value of two times the exercise price of the Rights.
All Rights expire on November 10, 2004, and may be redeemed by the Company at a price of $.01 at any time prior to either their expiration or such time that the Rights become exercisable.

     In the event that the Company is acquired in a merger or other business combination or certain other events occur, provision shall be made so that each holder of a Right (except Rights previously voided) shall have the right to receive, upon exercise thereof at the then current exercise price, the number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right.

     In 1991, the Board of Directors authorized the Company to repurchase up to 700,000 shares of its common stock. As of December 31, 1994, a total of 481,465 shares had been repurchased under this authorization, of which 105,317 shares were reissued to optionees under the Company's stock option plans.

     As of December 31, 1994, the Company had reserved 1,819,683 shares of its common stock for issuance pursuant to certain stock option plans.
Additionally, the Company had reserved 15,000 shares of preferred stock for issuance pursuant to the Shareholder Rights Plan.


NOTE 6  INCOME TAXES

     The Company adopted SFAS No. 109 as of the beginning of 1992. The cumulative effect of this change in accounting for income taxes was $.4 million. Additionally, the adoption resulted in recognition of a $36.9 million deferred tax asset of which $36.5 million was a direct addition to additional paid-in capital.

     The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                             1994         1993         1992
Domestic                                  $  35,641    $  30,955    $  20,839
Foreign                                       5,183        2,488        3,460
                                           --------     --------     --------
                                          $  40,824    $  33,443    $  24,299
                                           ========     ========     ========

     Income tax expense consists of the following:

(In thousands)
                                             1994         1993         1992
Current tax expense:
     Federal                              $   4,172    $     153    $   1,313
     Foreign                                  2,476        1,108        1,350
     State and local                          1,502        2,020        2,400
                                           --------     --------     --------
               Current tax expense            8,150        3,281        5,063
                                           --------     --------     --------
Deferred tax expense (benefit):
     Federal                                  5,621        9,863        5,270
     State and local                           (873)        (837)      (2,700)
                                           --------     --------     --------
               Deferred tax expense           4,748        9,026        2,570
                                           --------     --------     --------
                                          $  12,898    $  12,307    $   7,633
                                           ========     ========     ========

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before taxes, is reconciled as follows:

(In thousands)
                                             1994         1993         1992
Expected income tax expense               $  14,288    $  11,705    $   8,262
State and local income tax                      976          538       (1,115)
Foreign income taxes                            641          237          891
Valuation allowance                          (1,495)           -            -
Changes in estimated basis differences       (1,065)           -            -
Effect of enacted tax rate change                 -         (337)           -
Cumulative effect of change in method of
     accounting for income taxes                  -            -         (446)
Other, net                                     (447)         164           41
                                           --------     --------     --------
                                          $  12,898    $  12,307    $   7,633
                                           ========     ========     ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)

                                                      1994           1993
Deferred tax assets:
          Accounts receivable                     $   1,849      $   2,977
          Inventories                                 4,856            782
          Preferred stock                            44,881         44,881
          Pension, OPEB and accrued payroll items    11,798         10,538
          Other accruals and reserves                16,068         17,921
          Net operating loss carryforwards           52,140         64,884
          Alternative minimum tax credit
              carryforwards                           4,243          4,188
                                                   --------       --------
               Total deferred tax assets            135,835        146,171
               Less valuation allowance             (65,927)       (85,338)
                                                   --------       --------
               Deferred tax assets, net of
                   valuation allowance               69,908         60,833
                                                   --------       --------
     Deferred tax liabilities:
          Property, plant and equipment              41,798         46,296
          Undistributed income of
              foreign subsidiaries                    1,931          1,931
          Other                                       1,273            869
                                                   --------       --------
                                                     45,002         49,096
                                                   --------       --------
               Net deferred tax asset             $  24,906      $  11,737
                                                   ========       ========

     The Company's net operating loss carryforwards for federal income tax purposes that expire prior to 2005 are subject to an annual limitation of approximately $14.4 million. This annual limitation is, among other things, based upon the Company's value and certain statutory interest rates in effect at the time a "change in ownership" occurs. According to information available to the Company, a "change of ownership," based upon cumulative change over a three year period, occurred in June, 1994. Nevertheless, the annual limitation of $14.4 million will remain available. A future "change in ownership" could result in further limitations under certain circumstances.

     The Internal Revenue Service (IRS) audit for 1992 and prior years was concluded in 1994 and resulted in no material changes. Following the conclusion of that audit, the Company entered into a Closing Agreement with the IRS. This agreement is a definitive determination on certain tax attributes, including NOLs. Following execution of this agreement, the Company revised its estimates with respect to realization of the related deferred tax assets in future years. The Company recognized $17.9 million of these tax attributes, which reduced the valuation allowance and allocated the benefit to paid-in capital. As additional NOLs are utilized, the Company expects to recognize additional tax attributes over the next several years by reducing the valuation allowance. The tax effect of future recognition of any of the remaining NOLs of approximately $47.8 million will reduce the deferred income tax provisions in the periods recognized.

     As of December 31, 1994, the Company had net operating loss carryforwards available to offset future federal taxable income of $149.0 million which expire as follows: $55.2 million in 2000, $20.7 million in 2001, $6.5 million in 2002, $59.8 million in 2005, and $6.8 million in 2006. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.2 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     Income taxes paid were approximately $7.8 million in 1994, $4.9 million in 1993 and $2.5 million in 1992.


NOTE 7  EMPLOYEE BENEFITS

PENSION PLANS

     Pension cost for the defined benefit plans sponsored by the Company includes the following components:

(In thousands)
                                             1994         1993         1992
Service cost of benefits earned
    during the year                       $     377    $     277    $     358
Interest cost on the projected
    benefit obligation                        3,144        2,947        3,068
Actual return on plan assets                 (2,863)      (6,066)      (2,434)
Net amortization and deferral                   309        3,439            3
                                           --------     --------     --------
Net periodic pension cost                 $     967    $     597    $     995
                                           ========     ========     ========

     Generally, the Company contributes such amounts as are necessary to pay benefits to plan participants and to meet ERISA minimum funding requirements. The plans' investments are held by a bank-administered trust fund.

     The Company terminated one plan in 1992. All plan participants became fully vested effective with the plan termination; annuity contracts and/or cash payments were made to settle such obligations. The effect of the termination was recognized during 1990.

     In 1993, pursuant to a collective bargaining agreement then covering approximately 65 employees, future participation in one of the Company's single employer pension plans was curtailed in favor of participation in the union multiemployer plan. Effective July 1, 1993, all future service accrues in the multiemployer plan; service earned prior to that date remains the obligation of the single employer plan. Effective December 31, 1994, this plan was merged with another single employer defined benefit pension plan. Each participant's accrued pension benefit, on the effective date of the merger, was transferred to the surviving plan. Future service accruals were not effected by this merger; they remain as dictated by the respective pension plan documents.

     Effective April 1, 1994, pursuant to a collective bargaining agreement, one of the Company's single employer pension plans was amended, increasing the accumulated benefit obligation. The effect of the amendment is reflected in the table below.

     A reconciliation of the funded status of the plans at December 31, 1994 and December 25, 1993, respectively, to the amounts recognized in the consolidated balance sheet is as follows:

(In thousands)

                                                      1994           1993
Actuarial present value of:
     Vested benefit obligation                    $ (40,935)     $ (38,186)
                                                   --------       --------
     Accumulated benefit obligation                 (44,016)       (40,836)
                                                   --------       --------
     Projected benefit obligation                   (44,016)       (40,836)
Plan assets at fair value held in the pension
    plan trusts, primarily listed stocks and
    U.S. Government obligations                      32,106         34,771
                                                   --------       --------
Plan assets less than projected benefit obligation  (11,910)        (6,065)
Unrecognized net gain from past experience
    different from that assumed and effects of
    changes in assumptions                           (3,002)        (4,576)
Prior service cost not yet recognized in net
    periodic pension cost                             4,560            456
                                                   --------       --------
Accrued pension cost                              $ (10,352)     $ (10,185)
                                                   ========       ========

     The range of assumed discount rates used in determining the actuarial present value of the projected benefit obligations presented above was 7.0% to 7.75% for 1994 and 7.0% for 1993. For purposes of determining pension cost, the assumed weighted average long-term rate of return on plan assets was 8.5% for 1994, 1993 and 1992.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $.3 million in 1994, $.2 million in 1993, and $.3 million in 1992. At December 31, 1994, the accrued pension cost presented above does not include $1.1 million relating to potential statutory withdrawal liability under the 1974 United Mine Workers of America Pension Trust. The withdrawal liability arises due to the curtailment of coal mining operations at United States Fuel Company.


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

     In October, 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October, 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust.
During 1994, the Company was required to begin making contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of this liability will vary due to factors which include, among other things, the validity, interpretation and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which is classified as other noncurrent liabilities.

     The following table shows funded status reconciled with the amounts recognized in the Company's financial statements:

(In thousands)

                                                      1994           1993
Accumulated postretirement benefit obligation:
     Retirees                                     $  (8,679)     $  (8,152)
     Fully eligible active plan participants           (500)          (392)
     Other active plan participants                    (433)          (476)
                                                   --------       --------
                                                     (9,612)        (9,020)
Plan assets at fair value                                 -              -
                                                   --------       --------
Accumulated postretirement benefit obligation
     in excess of plan assets                        (9,612)        (9,020)
Unrecognized net loss                                   647            151
                                                   --------       --------
Accrued postretirement benefit cost               $  (8,965)     $  (8,869)
                                                   ========       ========

     Net periodic postretirement benefit cost was $.8 million in 1994, $.7 million in 1993 and $.5 million in 1992.

     The cost of medical and life insurance benefits for retired employees reflected above does not include $1.1 million at December 31, 1994 and $.6 million at December 25, 1993 related to the provision of medical and other welfare benefits under certain defined benefit multiemployer plans. The actuarially determined present value of the accumulated postretirement benefit obligation was calculated using a discount rates ranging from 7.0% to 8.5% for 1994 and from 7.0% to 7.5% for 1993.

     The assumed weighted-average annual rate of increase in the per capita cost of covered benefits ranges from 9.98% to 11.18% for 1995 and is assumed to ultimately decrease to rate of 6.25% by 2003 and remain at that level thereafter. A one percentage point increase in the assumed trend rates for each year would not have a significant effect on the expected postretirement benefit obligation.

     Included in the caption "Accrued wages and other employee costs" is the current portion of postretirement benefit obligation of $.7 million in 1994 and 1993.


NOTE 8  COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL

     The Company is subject to environmental standards imposed by federal, state and local environmental laws and regulations. It has provided and charged to income $2.9 million in 1994 and $1.1 million in 1993 for pending environmental matters related to natural resources operations. No charges were required for 1992. Of the 1994 charge, $2.5 million pertains to previously identified locations requiring remediation. The basis for the increase is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the overall financial position of the Company.

PURCHASE COMMITMENTS

     The Company has committed to capital expenditures for the following projects: (i) approximately $20.0 million to modernize the copper tube mill in Fulton, Mississippi; (ii) approximately $15.0 million to modernize the brass rod mill in Port Huron, Michigan; and (iii) approximately $22.0 million to construct a new high-volume copper fitting facility adjacent to the Company's copper tube mill in Fulton, Mississippi. As of December 31, 1994, $27.1 million has been incurred of which $22.7 million was funded with proceeds of the 1993 and 1994 Series IRBs. At December 31, 1994, $16.1 million of the IRB proceeds remain escrowed, until required for funding the projects, and are classified as other assets. These approved major projects should become fully operational in 1995. No other material purchase commitments for capital expenditures exist.

LITIGATION

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse affect on the Company's financial condition.


NOTE 9  UNUSUAL ITEMS

     During 1994, the Company recognized a $1.1 million charge for outstanding insurance matters primarily related to estimated workers compensation claims for years prior to 1993.

     During 1993, the Company recognized a $1.4 million charge for the potential pension withdrawal liability of its United States Fuel Company subsidiary. See Note 7 for additional discussion. Additionally, a provision of $.6 million was recognized for the settlement of certain litigation.

     In 1992, the Company recognized a charge of $5.6 million consisting of
(i) a $2.0 million write-off of preferred stock, and (ii) a $3.6 million reserve for a note receivable.

NOTE 10  OTHER INCOME

     "Other income, net" included in the consolidated statements of income consists of the following:

(In thousands)
                                             1994         1993         1992
Rent and royalties                        $   1,068    $   1,275    $   2,072
Interest income                               2,865        2,187          822
Gain on disposal of properties, net           3,159        1,262        3,417
Other                                           552         (465)           -
                                           --------     --------     --------
                                          $   7,644    $   4,259    $   6,311
                                           ========     ========     ========

     In 1994, the gain on disposal of properties was primarily due to various sales of non operating natural resource properties.

     On December 15, 1992, the Company's subsidiary, Bayard Mining Corporation, sold its Continental Mine and related assets located in Grant County, New Mexico for a net gain of $3.8 million. The mine had been idle since 1982.

     In 1992, the Company sold certain assets of its U-Brand malleable iron business. In 1993 and 1994, the Company recognized gains of approximately $1.2 million and $.8 million respectively as a result of that transaction which provided for additional payments contingent upon certain sales performance criteria.


NOTE 11  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLANS

     During 1994, the stockholders approved the adoption of the 1994 Stock Option Plan (SOP Plan). Under this plan, the Company may grant options to purchase up to 200,000 shares of common stock at prices not less than the fair market value of the stock on the day of the grant. Generally, any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the SOP Plan was adopted. The stockholders also approved the adoption of the 1994 Non-Employee Director Stock Option Plan (Directors Plan). Options to purchase up to 25,000 shares of common stock may be granted under this plan at a price not less than the fair market value of the stock on the day of the grant. Generally, any unexercised options granted under this plan shall expire on a date which is five years from the date of option grant.

     Under the 1991 Incentive Stock Option Plan (ISO Plan), the Company may grant options to purchase up to 250,000 shares of common stock at prices not less than the fair market value of the stock on the date of grant. Generally, any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the ISO Plan was adopted.

     On December 4, 1991, the Company authorized a special stock option grant of 500,000 shares to induce Mr. Harvey L. Karp to enter into an employment agreement with the Company. The exercise price, $8.25 per share, was the fair market value on the date of grant. Generally, the options expire one year after Mr. Karp's separation from employment with the Company unless Mr. Karp is terminated for cause. On January 30, 1992, the Board approved and authorized a transaction whereby Mr. Karp was granted options to purchase an additional 500,000 shares, which was subsequently reduced by 100,000 option shares which the Company issued to secure the employment of Mr. William D. O'Hagan. Mr. Karp's additional grant of options is on the same terms and conditions, and at the same price, as the original grant. Although neither Mr. Karp's nor Mr. O'Hagan's options were granted under the ISO Plan, the terms and conditions of Mr. O'Hagan's options are generally similar to those granted under the ISO Plan.

     Following is a summary of incentive stock option data:

                                                      1994           1993
Outstanding at beginning of year                  1,190,500      1,167,500
     Granted                                         99,000         75,000
     Exercised                                      (19,447)       (20,500)
     Expired, cancelled, or surrendered              (4,000)       (31,500)
                                                  ---------      ---------
Outstanding at year-end                           1,266,053      1,190,500
                                                  ---------      ---------
Options exercisable at year-end                     976,353        933,500
                                                  ---------      ---------
Option prices per share outstanding at year-end  $7.25 - $35.75 $7.25 - $32.50
                                                  -------------  -------------

     Under the Amended and Restated Mueller Industries, Inc. 1991 Employee Stock Purchase Plan (the EMSP Plan), the Company may offer to eligible employees (generally all full-time employees) options to purchase up to three shares of the Company's common stock for each $1,000 of compensation. The option price is the lower of (i) 85% of the fair value of the stock on the offering date, or (ii) 85% of the fair value of the stock on the last day of the one-year offering period. The maximum number of shares which shall be made available for sale under the EMSP Plan during all offerings shall be 450,000 shares. Under the EMSP Plan, 65,370 shares have been issued. During the offering period beginning July 1, 1994, options for 26,173 shares were granted. Of the grants, 1,821 share options were cancelled or surrendered due to participant terminations and voluntary withdrawals as provided by the EMSP Plan. At December 31, 1994, options to purchase 24,352 shares were outstanding at the exercise price of $24.97 per share under the EMSP Plan.

NOTE 12  INDUSTRY SEGMENTS

     The Company is engaged in the manufacture and sale of copper, brass, bronze, aluminum, and plastic products, and in natural resource operations consisting principally of placer gold mining, as well as the operation of a Class III short line railroad. Income and expenses not allocated to industry segments in computing operating income include general corporate income and expense, interest expense and interest income. General corporate assets are principally cash and temporary investments and corporate headquarter facilities. There are no intersegment sales. The Company does not have significant foreign operations and, accordingly, geographical segment information is not presented. Industry segment information is as follows:

(In thousands)
                                             1994         1993         1992
Net sales:
     Manufacturing                        $ 533,389    $ 478,287    $ 494,704
     Natural resources                       16,614       23,598       22,635
                                           --------     --------     --------
                                          $ 550,003    $ 501,885    $ 517,339
                                           ========     ========     ========
Operating income:
     Manufacturing                        $  47,932    $  38,052    $  26,419
     Natural resources                        1,651        5,534        4,252
     General corporate                       (5,631)      (5,559)      (1,353)
                                           --------     --------     --------
                                             43,952       38,027       29,318
Non-operating income, net                     3,590        1,175          675
Interest expense                             (6,718)      (5,759)      (5,694)
                                           --------     --------     --------
Consolidated income before income taxes   $  40,824    $  33,443    $  24,299
                                           ========     ========     ========
Provision for depreciation, depletion
     and amortization:
     Manufacturing                        $   9,845    $   9,172    $   9,198
     Natural resources                        1,159        3,791        2,332
     General corporate                        1,685        1,197          975
                                           --------     --------     --------
                                          $  12,689    $  14,160    $  12,505
                                           ========     ========     ========
Capital expenditures:
     Manufacturing                        $  37,095    $   8,039    $   6,930
     Natural resources                        4,028          356           80
     General corporate                        7,029        2,688        3,942
                                           --------     --------     --------
                                          $  48,152    $  11,083    $  10,952
                                           ========     ========     ========
Identifiable assets:
     Manufacturing                        $ 318,351    $ 269,189    $ 278,524
     Natural resources                       38,042       34,316       40,768
                                           --------     --------     --------
                                            356,393      303,505      319,292
     General corporate                       74,362       66,238       53,255
                                           --------     --------     --------
                                          $ 430,755    $ 369,743    $ 372,547
                                           ========     ========     ========

NOTE 13   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Financial results by quarter are as follows:

(In thousands, except per share data)

                               First      Second       Third      Fourth
                              Quarter     Quarter     Quarter     Quarter
1994
Net sales                     $ 120,812   $ 136,576   $ 137,975   $ 154,640

Gross profit (1)              $  21,027   $  24,131   $  24,722   $  31,656

Net income                    $   4,182   $   5,778   $   8,518   $   9,448

Net income per share          $    .40    $    .57    $    .90    $   1.00

1993
Net sales                     $ 131,037   $ 127,321   $ 122,106   $ 121,421

Gross profit (1)              $  22,781   $  23,898   $  25,777   $  25,654

Net income                    $   4,213   $   5,312   $   5,635   $  5,976(2)

Net income per share          $    .41    $    .51    $    .54    $   .57

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation, depletion, and amortization.
(2) A change in inventory estimate was recognized in addition to the items described in Notes 9 and 10.

























          35                                                 EXHIBIT 13.0

REPORT OF INDEPENDENT AUDITORS


The Stockholders of Mueller Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 31, 1994 and December 25, 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 31, 1994 and December 25, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in 1994 the Company changed its method of accounting for the material component of some inventories.


                                           ERNST AND YOUNG LLP




Wichita, Kansas
February 8, 1995
















          36                                                 EXHIBIT 13.0


CAPITAL STOCK INFORMATION

     The high, low and closing prices on the New York Stock Exchange for each fiscal quarter of 1994 and 1993 were as follows:


1994                                        High         Low          Close

Fourth quarter                            $ 34         $ 26-7/8     $ 29-7/8
Third quarter                             $ 35-1/2     $ 28-1/2     $ 33-3/4
Second quarter                            $ 35-1/8     $ 30-1/8     $ 30-1/8
First quarter                             $ 38-5/8     $ 32-3/4     $ 34-1/2


1993                                        High         Low          Close

Fourth quarter                            $ 35         $ 31-1/4     $ 33-3/4
Third quarter                             $ 34-1/4     $ 27-1/8     $ 31-7/8
Second quarter                            $ 34-3/4     $ 23-5/8     $ 32-3/8
First quarter                             $ 27-1/8     $ 20         $ 24-3/8



     The principal market for Mueller's common stock is the New York Stock Exchange under the symbol MLI. As of March 1, 1995, the number of holders of record of Mueller's common stock was 4,025. The New York Stock Exchange's closing price for Mueller's common stock on March 1, 1995 was $31 1/2.

     The Company has paid no dividends on its common stock and presently does not anticipate paying cash dividends in the near future.























          37                                                 EXHIBIT 13.0
SELECTED FINANCIAL DATA

(In thousands, except share data)
                                   1994         1993         1992         1991        1990(1)
For the fiscal year:                                                               | (Predecessor)
                                                                                   |
   Net sales                   $ 550,003    $ 501,885    $ 517,339    $ 441,431    |$ 505,376

   Operating income (loss)(2)  $  43,952    $  38,027    $  29,318    $  (1,638)   |$  (4,491)

   Income (loss) from                                                              |
    continuing operations(3)   $  27,926    $  21,136    $  16,666    $ (43,741)   |$  (9,342)

   Income (loss) from                                                              |
    continuing operations                                                          |
    per common share (3)       $    2.82    $    2.02    $    1.66    $   (4.49)   |      *
- ---------------------------------------------------------------------------------------------
At Year End:

   Total assets                $ 430,755    $ 369,743    $ 372,547    $ 334,786     $ 415,603
   Long-term debt              $  76,125    $  54,320    $  62,376    $  45,156     $  54,003
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

*    Amounts are not comparable due to the reorganization of the Company.
(1)  Previously reported consolidated financial information has been restated to reflect the discontinuance and disposition of the steel segment of the Company's businesses on
     December 28, 1990.
(2)  In 1994, the Company changed its method of accounting for the copper component of its copper tube and copper fittings inventories to the LIFO method.
(3)  Includes charges for unusual items of $1.1 million, or $.12 per common share, in 1994, $2.0 million, or $.19 per common share, in 1993, $5.6 million, or $.56 per common share, in 1992, and
     $44.4 million, or $4.56 per common share, in 1991.


















          38                                                 EXHIBIT 13.0

CORPORATE AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Harvey L. Karp                       Chairman of the Board
                                     Mueller Industries, Inc.

Robert B. Hodes  (1) (3)             Partner, Willkie Farr & Gallagher

Allan Mactier   (1) (2) (3)          Private Investor

William D. O'Hagan                   President and Chief Executive Officer
                                     Mueller Industries, Inc.

Robert J. Pasquarelli (1) (2)        Chief Executive Officer of New Jersey
                                     Steel Corporation

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

Earl W. Bunkers                      Executive Vice President and
                                     Chief Financial Officer

Harvey W. Clements                   Vice President and General Manager -
                                     Tube Division

John B. Hansen                       Vice President and General Manager -
                                     Fittings Division

William H. Hensley                   Vice President, General Counsel and
                                     Secretary

Richard G. Miller                    Vice President and Chief Information
                                     Officer

Lee R. Nyman                         Vice President - Manufacturing/Management
                                     Engineering

James H. Rourke                      Vice President and General Manager -
                                     Industrial Division

Roy C. Harris                        Corporate Controller

Kent A. McKee                        Treasurer and Assistant Secretary


[FN]
(1)  Member of the Audit Committee
(2)  Member of the Compensation Committee
(3)  Member of the Nominating Committee





          39                                                 EXHIBIT 13.0

Corporate Headquarters            2959 North Rock Road, Wichita, Kansas, 67226
                                  P.O. Box 789761, Wichita, Kansas, 67278-9761
                                  (316) 636-6300

Annual Meeting                    The Annual Meeting of Stockholders will be
                                  held at the Wichita Marriott, 9100 Corporate
                                  Hills Drive, Wichita, Kansas 67207 at 10:00 a.m. local time, May 9, 1995.

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

Common Stock                      Mueller common stock is traded on the NYSE -
                                  Symbol MLI.

Independent Auditors              Ernst & Young LLP, Wichita, Kansas.

Transfer Agent and Registrar      Continental Stock Transfer & Trust Co.,
                                  2 Broadway,New York, New York 10004

Stockholder Inquiries             To notify the Company of address changes or
                                  lost certificates, stockholders can call
                                  Continental Stock Transfer & Trust Co. at
                                 (212) 509-4000.