Form 10-K, Exhibit 13
period 1995-12-30
MUELLER INDUSTRIES INC
filed 1996-03-22
CIK 89439

           1                                                 EXHIBIT 13.0

MUELLER INDUSTRIES, INC. COMPANY PROFILE

     Mueller Industries, Inc. is a leading fabricator of copper, brass, plastic and aluminum products.

        The range of products is broad: copper tube and fittings; brass and copper alloy rods, bars and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings.

        The Company also owns a short line railroad in Utah and a placer gold mining operation in Alaska.

        Mueller operates twelve factories in the United States and Canada, and has distribution facilities nationwide and sales representation worldwide.


CONTENTS

Financial Highlights                                                     2
A Report to Our Stockholders, Customers, and Employees                   3
Profile of Businesses                                                    6
Financial Review                                                         8
Consolidated Financial Statements
     Statements of Income                                               14
     Balance Sheets                                                     15
     Statements of Cash Flows                                           17
     Statements of Stockholders' Equity                                 18
Notes to Consolidated Financial Statements                              19
Report of Independent Auditors                                          37
Capital Stock Information                                               38
Selected Financial Data                                                 39
Directors, Corporate Officers, and Divisional Management                40
Corporate and Stockholder Information                                   42




















          2                                                  EXHIBIT 13.0

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except share data)
                                   1995        1994         1993        1992
Summary of Operations

Net sales                       $ 678,838   $ 550,003    $ 501,885   $ 517,339

Sales of manufactured products
  (in millions of pounds)           388.3       380.6        362.1       329.5

Net income                      $  44,823   $  27,926    $  21,136   $  16,666

Average shares outstanding
  (in thousands)                   19,149      19,780       20,886      20,110

Net income per share - primary  $    2.34   $    1.41    $    1.01   $     .83

Significant Year-End Data

Cash and cash equivalents       $  48,357   $  34,492    $  77,336   $  44,459

Ratio of current assets to
  current liabilities            3.1 to 1    2.7 to 1     4.1 to 1    3.1 to 1

Working capital                 $ 143,154   $ 116,330    $ 146,981   $ 124,355

Long-term debt (including
  current portion)              $  75,902   $  94,736    $  62,711   $  69,477

Debt as a percent of
  capitalization                    21.0%       28.1%        22.0%       25.4%

Stockholders' equity            $ 285,875   $ 241,948    $ 222,114   $ 204,421

Book value per share            $   16.48   $   13.91    $   11.59   $   10.61

Capital expenditures            $  40,980   $  48,152    $  11,083   $  10,952

Number of employees                 2,274       2,256        2,010       2,055

                                   1995        1994         1993        1992
Net Income
  (Dollars In Thousands)        $  44,823   $  27,926    $  21,136   $  16,666

Primary Earnings Per Share      $    2.34   $    1.41    $    1.01   $     .83







          3                                                  EXHIBIT 13.0

A REPORT TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller Industries, Inc. had its best year ever in 1995. Sales, net earnings, pounds of product shipped and earnings per share all reached record levels. In addition, our strong balance sheet grew even stronger. Moreover, we are nearing completion of three major capital improvement programs which should have a significant impact on our future growth and profitability.

All-Time Sales And Earnings Records

     Net income was $44.8 million in 1995 compared with $27.9 million in 1994, a 61 percent increase. This was our fourth consecutive record earnings year, with every quarter of 1995 constituting an earnings record. Earnings per share increased to $2.34 for 1995, or 66 percent higher than the $1.41 per share earned in 1994.

     Net sales in 1995 increased to $678.8 million compared with $550.0 million in 1994. This sales increase was due primarily to modest market share gains, the acquisition of a plastic fittings business in late 1994, and higher sales prices. The higher sales prices were also partially attributable to increased raw material costs which were largely incorporated in our selling prices.

Manufacturing Operations

     Our brass rod mill located in Port Huron, Michigan operated at full capacity for the entire year. This was particularly gratifying as the market had to absorb an influx of foreign made product which was ordered in late 1994 when brass rod was in short supply. Earnings for the brass rod mill in 1995, including forgings and impacts, exceeded all prior records.

     During the year, we substantially completed the installation of a new indirect extrusion press at our rod mill, along with related material handling equipment. This installation was accomplished without interrupting ongoing production. The new press is now performing well and we are confident that our conversion costs will decline as our yield and throughput increase.

     Our copper tube mill located in Fulton, Mississippi had a very busy year. Production reached levels never before achieved by this plant. Earnings were good despite competitive market pressures which limited margins. During the year, we completed the modernization and installation of major copper tube drawing and handling equipment at the tube mill. This $20.7 million investment will reduce our costs and provide additional capacity. Once again, we were able to install this new equipment without interrupting day-to-day operations. We believe we are now in the best position ever to service the needs of our copper tube customers.

     Our wrot copper fittings business also had an excellent 1995, although not as good as it might have been. Specifically, the fall in the value of the peso curtailed Mexican sales. However, margins and volume on an overall basis were good. We completed the construction of our new high-volume copper fittings plant in Fulton, Mississippi. Most production lines in this new plant are now fully operational.

     Further, we continue to make significant manufacturing improvements at our low-volume copper fittings plant at Covington, Tennessee. Our efforts to-date have had a positive impact on costs and yield. This improvement program will continue during 1996.
          4                                                  EXHIBIT 13.0
     Our Canadian plant located in Strathroy, Ontario had another strong year, due primarily to improved copper fittings margins and continued good business from European customers.

     We operate three plastic fittings plants located in Upper Sandusky, Ohio; Kalamazoo, Michigan; and Cerritos, California. During 1995, we made significant strides in improving the productivity of each plant and in the integration and rationalization of their activities. We are well on the way to achieving our goal of becoming a low cost producer of this product line.

Natural Resource Operations

     The Utah Railway Company continued its strong performance in 1995. Tonnage of coal shipments increased by 12 percent to the highest level in its long history. Its operating profit also increased comparably. We have reached an agreement with the Union Pacific Railroad which will allow the Utah Railway to carry freight to Grand Junction, Colorado and will give the Utah Railway access to additional coal mining customers. This agreement is contingent upon the successful conclusion of the proposed merger of the Union Pacific and Southern Pacific railroads. A decision on the merger by the recently created federal Surface Transportation Board is expected later in 1996.

     Alaska Gold Company, our 85 percent owned subsidiary located in Nome, Alaska, mined approximately 18,700 ounces of gold in 1995. In February, 1996, Mueller made an offer to the minority shareholders of Alaska Gold to purchase their shares. Alaska Gold shares are illiquid and their total valuation does not justify maintenance of a separate public company.

A Commitment To Our Customers

     Mueller is a significant supplier to the plumbing, air-conditioning and refrigeration industries. Many of our customers are wholesalers who operate highly entrepreneurial businesses. Original Equipment Manufacturers (OEM) also represent another important segment of our customer base.

     Mueller is dedicated to providing our customers with quality products and to do so with superior service. We sell our products at competitive prices and, where possible, endeavor to assist our customers in improving their growth and profitability.

     We believe in long-term business relationships where mutuality of interest and fair dealing are the norm and not the exception. We will continue to support our customers by reinvesting a significant portion of our profits in new technology which will assure product quality, availability, superior service, and competitiveness. This commitment is not just a string of fancy words. It guides us daily. And, it works! We expect to earn our customers' loyalty every day, in every way.

A Commitment To Our Stockholders

     To put it simply, our mission, on behalf of our stockholders, is to create added value in the shares of Mueller stock that they own. The best way to do this is to continually improve existing operations and seek additional areas of growth.




          5                                                  EXHIBIT 13.0
     Over the past four fiscal years, the value of Mueller's stock has grown several fold. We believe this increase in value reflects the growing strength of our day-to-day operations. In addition, Mueller has recently invested or committed in excess of $100 million in capital improvement projects. Most of the benefits from these investments will be harvested in the years ahead.

     To date, acquisitions have played a minor role in our growth. Our focus has been on internal operations because the opportunities for improvement here have been so great. We will make an acquisition only if we believe it will add to the basic value of our Company. With that in mind, we have commenced a search for acquisitions which would benefit from our manufacturing or marketing expertise. We will keep you informed of our progress in this area.

A Commitment To Our Employees

     Our Company is fortunate in having so many hard working, talented and dedicated people in our employ. The progress we have made in recent years would not have been possible without their support and enthusiasm.

     We value our employees and endeavor to provide them with a positive workplace environment as well as opportunities for career advancement. We believe that empowering our employees is the key to effectuating change and improvement. We appreciate their efforts during 1995 and are confident that they are capable of handling even greater challenges ahead.

Looking Ahead

     The overall economic environment should be conducive to another good year for Mueller. Our nation's economy continues to expand, although at a slower rate than the year past. The housing industry, which is the most important market for Mueller's products, should benefit from the prevailing low interest rates. In early 1996, 30 year fixed-rate mortgages were available at approximately a 7.3 percent rate of interest, which is 175 basis points less than fifteen months ago. We are confident that a continuation of low interest rates will translate into good business for Mueller.

     In 1996, we intend to build on the gains of the past and to seek new opportunities and challenges.

Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board


/s/William D. O'Hagan
William D. O'Hagan
President and
Chief Executive Officer

March 18, 1996







          6                                                  EXHIBIT 13.0
PROFILE OF BUSINESSES

STANDARD PRODUCTS

Copper Tube Products

     The Fulton, Mississippi plant produces one of the broadest lines of copper tube products offered by a single manufacturer. Tube products include dehydrated coils and nitrogen-charged ACR hard drawn straight lengths used primarily for refrigeration and air-conditioning. Copper water tube in straight lengths and coils are used in plumbing applications in a wide range of construction projects. Copper tube products are sold to plumbing and refrigeration wholesalers and OEM customers in North America and exported to numerous foreign countries.

     The Fulton copper tube mill modernization program was substantially completed in 1995. This undertaking was accomplished with little to no disruption of ongoing production. The program included an upgrade of technology and installation of state-of-the-art tube drawing and material handling equipment.

Copper and Plastic Fittings Products

     Plastic and copper fittings are found in virtually all installations of water distribution systems, heating systems, air-conditioning and refrigeration applications, and DWV systems in residential, office and commercial buildings.

      Mueller's Streamline wrot copper fittings are manufactured in four plants located in Fulton, Mississippi; Covington, Tennessee; Port Huron, Michigan; and Strathroy, Ontario, Canada. The fittings are converted primarily from copper tube produced at the Fulton tube mill into over 1,500 different sizes and shapes. Our newest facility, a high-volume copper fittings plant in Fulton, Mississippi, is adjacent to our tube mill. This plant became operational in 1995 and will significantly increase Mueller's production capacity for its most popular fittings. Mueller is also undertaking a modernization program at our Covington, Tennessee facility, to reduce conversion costs as well as expand capacity of low-volume copper fittings. Our Strathroy facility produces inch and metric sized fittings. It is ISO certified.

     Mueller's DWV plastic fittings manufacturing operations are located in Kalamazoo, Michigan; Cerritos, California; and Upper Sandusky, Ohio. Together, these operations enable Mueller to supply a full DWV plastic fittings product line. Injection molding equipment at these three plants produces over 1,000 different parts in various diameters from a variety of plastic compounds. Our goal, to become a low cost producer of plastic fittings, is within our reach.

REFRIGERATION PRODUCTS

      Mueller manufactures a broad line of valves, fittings, filters, driers, and custom OEM products for refrigeration and air-conditioning applications at its Hartsville, Tennessee plant. Many Hartsville products are machined and assembled from rod stock and forged products manufactured in our Port Huron plants. These fittings and assemblies are used in refrigeration applications such as residential and commercial air-conditioning systems, walk-in coolers, and ice and vending machines.

          7                                                  EXHIBIT 13.0
     Customers of Mueller Refrigeration Products include large and small OEMs and refrigeration wholesalers located domestically and throughout the world.

INDUSTRIAL PRODUCTS

     Mueller rod products, hot forgings and impact extrusions are found in a variety of end products including plumbing brass, automotive components, valves and fittings, and industrial machinery and equipment. Industrial products are sold largely to OEM customers.

Brass Rod Products

     The Port Huron, Michigan brass rod mill is a leading extruder of free-
machining brass rod.   Mueller produces a broad range of  rounds, squares, and
hexagons for a variety of machining, thread rolling, and forging applications. The rod mill also produces special purpose alloys for use in bearing applications. This mill continues to expand its production of special shapes and profiles.

     Mueller has recently invested $16 million in its rod mill manufacturing capabilities. This investment includes the installation of a state-of-the-art, indirect extrusion press, new billet heating furnaces, rod coilers and run out conveyors, and product cleaning and material handling systems. This modernization program significantly upgrades the manufacturing process. Transition to the new equipment in the first quarter of 1996 will increase yields and throughput. Enhancing these operations enables us to satisfy the growing, changing needs of our customers.

Forged Products

     The forging operation also located in Port Huron, Michigan produces a wide variety of brass and aluminum hot closed die forgings. The Company continues to invest in automated forge press technology. This has opened new market opportunities for the production of high volume, close tolerance brass forgings. Forging permits production of custom parts close to final shape and dimensions. These pressure formed, porosity-free components are produced without flaws and internal defects.

Impact Extruded Products

     Impact extrusions produced at Marysville, Michigan represent one of the most efficient and economical manufacturing methods. These cold formed wrought products are desirable where toughness must be combined with varying complexities of design and finish. Mueller impacts enable customers to replace multi-part assemblies with a simple, one piece design. This results in increased strength, reduced weight, and improved appearance.

NATURAL RESOURCE PROPERTIES

     The Utah Railway Company (Utah Railway), established in 1912, operates on approximately 100 miles of track in Utah. Utah Railway hauled 5.5 million tons of coal in 1995, mined primarily in Carbon and Emery Counties. In February 1996, Utah Railway reached an agreement with the Union Pacific Railroad that will grant Utah Railway overhead trackage rights to Grand Junction, Colorado, and access to additional coal mining customers. The agreement is contingent upon the consummation of the pending Union Pacific/Southern Pacific merger.


          8                                                  EXHIBIT 13.0
     In 1995, our 85 percent owned Alaska Gold Company mined approximately 18,700 ounces of gold through open-pit operations. The success of the open-pit program led to the purchase of additional mining equipment for the 1996 season.

FINANCIAL REVIEW

GENERAL OVERVIEW

     The Company's principal business is the manufacture and sale of copper tube, brass rod, copper and plastic fittings, valves, and other products made of copper, brass, bronze, plastic and aluminum. Some of our core manufacturing businesses have been in operation for over 75 years. New housing starts and commercial construction are important determinants of the Company's sales to the air-conditioning, refrigeration and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing units and commercial buildings.

     We sell a majority of our product primarily through wholesalers in the plumbing, air-conditioning and refrigeration markets and to OEMs who deal in these and other markets.

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

     In 1994, the Company adopted the LIFO method of accounting for the copper component of certain of its copper tube and fittings inventories. Management believes the LIFO method results in a better matching of current costs with current revenues. The market price of copper does, however, indirectly affect the carrying value (FIFO basis) of the Company's brass and other inventories. The Company's copper and brass inventories customarily total between 30 to 40 million pounds. "Spreads" between material costs and selling prices of finished products fluctuate based upon competitive market conditions.

     The Company also owns various natural resource properties in the Western United States and Canada. It operates a short line railroad in Utah and a placer gold mining company in Alaska. Also, certain other natural resource properties are leased or are available for sale. Most of these properties produce rental or royalty income.

RESULTS OF OPERATIONS

1995 PERFORMANCE COMPARED TO 1994

     Consolidated net sales of $678.8 million in 1995 compares with $550.0 million in 1994. The increase is primarily attributable to higher copper prices, which are generally passed through to customers, and to higher volumes. In 1995, the Company's core manufacturing businesses shipped 388.3 million pounds of product compared to 380.6 million pounds in 1994. This improvement in shipments was due to modest market share gains in certain core product lines, and the acquisition of a plastic fittings business in September, 1994.


          9                                                  EXHIBIT 13.0
     Depreciation and amortization totaled $15.5 million in 1995, an increase from the 1994 level of $12.7 million. The increase is due primarily to added depreciation from higher capital investments.

     Selling, general, and administrative expenses were $49.5 million in 1995 compared with $44.9 million in 1994. This increase is primarily attributable to increased sales activity.

     Interest expense totaled $4.2 million in 1995, down from $6.7 million in 1994. The decrease is due to scheduled debt repayments and capitalized interest of approximately $2.9 million related to three major capital improvement programs. Environmental charges of $1.4 million in 1995 were expensed. These charges pertain to certain added costs incurred or to be incurred at various, previously identified environmental sites. Other income declined to $6.1 million in 1995 from $7.6 million due primarily to fewer gains on asset disposals.

     The Company's 1995 effective tax rate of 30.6 percent is primarily due to the recognition of NOLs available to offset future federal taxable income. Recognition of NOLs, along with all other tax attributes, requires judgmental estimates of, among other things, the Company's ability to generate future federal taxable income.

MANUFACTURING GROUP

     During 1995, net sales of the Company's manufacturing segment were $646.9 million. This compares to net sales of $533.4 million in 1994. This change was primarily attributable to: (i) modest sales volume increases and (ii) pricing increases due to higher average raw material costs (primarily copper) in 1995. The Company's core manufacturing businesses shipped 388.3 million pounds of product in 1995 which compares to 380.6 million pounds in 1994.

     Operating income increased primarily due to: (i) productivity improvements at the manufacturing plants; (ii) selective price increases for copper fittings and brass rod products; and (iii) leveraging and containment of certain other costs and expenses throughout the Company.

NATURAL RESOURCES GROUP

     Net sales of the Natural Resources Segment were $31.9 million in 1995 compared to $16.6 million in 1994. Transportation revenues of the Utah Railway increased 14.5 percent in 1995 over 1994. The Utah Railway hauled 5.5 million tons of coal in 1995, compared with 4.9 million tons of coal in 1994. Gold sales were $13.0 million (33,820 ounces) in 1995 compared to $.3 million (594 ounces) in 1994. Approximately 14,500 ounces of gold, held in inventory at December, 1994, were included in the total ounces sold during 1995.

1994 PERFORMANCE COMPARED TO 1993

     Consolidated net sales were $550.0 million in 1994, up $48.1 million or
9.6 percent from net sales of $501.9 million in 1993. In the core manufacturing businesses, sales reached 380.6 million pounds, a 5.1 percent increase over the prior year. Natural resources sales declined to $16.6 million in 1994 or 29.6 percent from 1993's level due mainly to lower gold sales.




         10                                                  EXHIBIT 13.0
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

     Depreciation and amortization totaled $12.7 million in 1994 compared with $14.2 million in 1993. This decline was due primarily to lower amortization of thawfield expenses related to the Alaska Gold operation.

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

     Unusual items in 1994 pertained primarily to certain outstanding insurance matters related to estimated workers compensation claims for years prior to 1993. Other income increased to $7.6 million in 1994 from $4.3 million in 1993. This increase is primarily attributable to gains on the sale of certain of the Company's natural resource properties which totaled approximately $3.2 million, plus a $.7 million increase in interest income.

     Interest expense totaled $6.7 million in 1994, a $1.0 million increase from 1993 primarily because of new IRB debt financings for the Fulton, Mississippi copper tube and copper fittings plant capital improvement projects.

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

     In 1994, earnings per share was favorably effected by the purchase of treasury stock aggregating 1,849,750 shares (post split), or 9.6 percent of shares outstanding at the beginning of the year.






         11                                                  EXHIBIT 13.0
MANUFACTURING GROUP

     In 1994, net sales increased $55.1 million to $533.4 million, an 11.5 percent increase over 1993. Of the increase, $24.3 million is attributable to volume increases and $30.8 million is attributable to price changes. Pricing changes include the pass through of raw material costs.

     Operating income increased primarily due to: (i) productivity and yield improvements in manufacturing operations; (ii) selective price increases in fittings; (iii) cost reductions in selling, general, and administrative expenses; and (iv) offset by lower margins on copper tube.

NATURAL RESOURCES GROUP

     Net sales of the Company's natural resources segment were $16.6 million in 1994 compared to $23.6 million in 1993. This decline was primarily due to lower gold sales, offset by increased revenues at Utah Railway. Transportation revenues of Utah Railway were $16.0 million in 1994, a 20.9 percent increase over 1993. Utah Railway hauled 4.9 million tons of coal in 1994, which was a
27.5 percent increase over 1993. Gold sales decreased to $.3 million (594 ounces) in 1994 from $8.7 million (22,396 ounces) in 1993. At December 31,1994, 14,475 ounces of gold remained in inventory.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $55.0 million in 1995. Depreciation and amortization of $15.5 million and deferred income taxes of $7.1 million were the primary non-cash adjustments. Major changes in working capital included an $8.0 million decrease in inventories. Much of this decrease was attributable to the reduction of gold inventories. Additionally, receivables increased $16.9 million, primarily from higher carrying costs associated with significantly higher copper prices during 1995. Other minor fluctuations accounted for the remainder of the change.

     Net cash used for investing activities in 1995 was $21.1 million, $41.0 million for capital expenditures, offset by the use of $16.1 million of escrowed IRB proceeds and $3.8 million received from the sale of properties. Capital expenditures were primarily related to improvements in manufacturing technology, cost reductions, increased productivity and yield, quality improvements, and capacity expansion. A majority of these expenditures is associated with the Company's three major capital improvement programs in its manufacturing businesses.

     Net cash used by financing activities totaled $20.0 million which includes $2.1 million for the purchase of treasury stock, and $18.8 million for repayment of debt.

     The Company has a $50.0 million unsecured line-of-credit agreement (Credit Facility) which expires on June 30, 1997, but which may be extended for successive one year periods by agreement of the parties. At the Company's option, borrowings bear interest at prime less 1/2 of one percent or at other options. There are no outstanding borrowings against the Credit Facility. However, the Company did have $6.1 million in letters of credit backed by the Credit Facility at the end of 1995. At December 30, 1995, the Company's total debt was $75.9 million or 21.0 percent of its capitalization, down from 28.1 percent in 1994.



         12                                                  EXHIBIT 13.0
     The Company's financing obligations contain various covenants which require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all debt covenants.

     Management believes that cash provided by operations, and currently available cash of $48.4 million at the end of 1995, will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio is 3.1 to 1.

     As part of its ongoing strategic planning process, the Company has neared completion of three major capital expenditure projects at year-end: (i) a modernization project at its Fulton, Mississippi copper tube mill; (ii) a modernization project and installation of a new brass rod indirect extrusion press and material handling equipment at its Port Huron, Michigan brass rod mill; and (iii) a new high-volume copper fittings plant in Fulton, Mississippi. These projects required capital of approximately $58.6 million of which approximately $4.3 million will be funded in 1996. The two Fulton, Mississippi projects have been financed by IRBs. The primary objective of these projects is to improve efficiency, yield and productivity, lower cost, and add some capacity.

     Additionally, the Company's modernization of its low-volume copper fittings plant in Covington, Tennessee will require approximately $7.1 million and the Company's purchase of one of its leased manufacturing facilities will require approximately $3.1 million. These commitments will be funded with cash generated by operations.

UPDATE ON MAJOR CAPITAL IMPROVEMENT PROGRAMS

     Mueller is upgrading its brass rod mill manufacturing processes with an expansion that includes the installation of a new, state-of-the-art, indirect extrusion press, new billet heating furnaces, and new material handling systems. Installation of the indirect extrusion press along with much of the related handling equipment is substantially complete. Production on the new equipment commenced in early 1996.

     Mueller's capital improvement project at its Fulton copper tube mill to upgrade technology and install state-of-the-art, tube drawing and handling equipment became operational in the fourth quarter of 1995 and is functioning well today. It is expected to improve yield and productivity, add capacity and lower cost of production.

     The Company's new, high-volume copper fittings plant at Fulton, Mississippi also became operational in the second and third quarters of 1995 and most production lines in this new plant are running today. Yield and productivity continue to improve.

     Another important ongoing program is the modernization of the Company's low-volume copper fittings plant in Covington, Tennessee. Modernization of this facility, which produces a broad range of low-volume copper fittings, is estimated to require approximately $7.1 million in capital improvements and will be completed in 1997.






         13                                                  EXHIBIT 13.0
OTHER MATTERS

     The Company is involved with a number of environmental sites which are presently undergoing remediation. During 1995, the Company charged to expense $1.4 million for environmental matters. This charge was based on updated information and results of ongoing remediation and monitoring programs. At December 30, 1995, the Company has total environmental reserves of approximately $9.6 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

     The Company anticipates that the adoption, in 1996, of recently issued accounting standards (see Note 1 to the Financial Statements for further discussion) will not have a material impact on the Company's financial statements.

     The impact of inflation on the Company's operations in 1995, 1994 and 1993 was minimal.

OUTLOOK

     New housing starts and commercial construction are important determinants of Mueller's sales to plumbing, air-conditioning and refrigeration markets and to OEMs. Some housing analysts currently project slight to moderate decreases in new housing starts for 1996. However, we remain optimistic about 1996 due to prevailing low interest rates which have historically stimulated the housing market.































          14                                                  EXHIBIT 13.0
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 30, 1995, December 31, 1994 and  December 25, 1993

(In thousands, except per share data)
                                             1995         1994         1993
Net sales                                 $ 678,838    $ 550,003    $ 501,885

Cost of goods sold                          549,884      448,467      403,775
                                           --------     --------     --------
Gross profit                                128,954      101,536       98,110

Depreciation and amortization                15,452       12,689       14,160
Selling, general, and administrative
  expense                                    49,491       44,895       45,923
                                           --------     --------     --------
Operating income                             64,011       43,952       38,027

Interest expense                             (4,168)      (6,718)      (5,759)
Environmental reserves                       (1,421)      (2,914)      (1,060)
Unusual items, net                                -       (1,140)      (2,024)
Other income, net                             6,127        7,644        4,259
                                           --------     --------     --------
Income before income taxes                   64,549       40,824       33,443
Income tax expense                          (19,726)     (12,898)     (12,307)
                                           --------     --------     --------
Net income                                $  44,823    $  27,926    $  21,136
                                           ========     ========     ========

Net income per share:
     Primary
        Average shares outstanding           19,149       19,780       20,886
        Net income                        $    2.34    $    1.41    $    1.01

     Fully diluted
        Average shares outstanding           19,328       19,780       20,996
        Net income                        $    2.32    $    1.41    $    1.01

See accompanying notes to consolidated financial statements.

















          15                                                 EXHIBIT 13.0
CONSOLIDATED BALANCE SHEETS
As of December 30, 1995 and December 31, 1994

(In thousands, except share data)

                                                         1995           1994
ASSETS

Current assets
   Cash and cash equivalents                         $  48,357      $  34,492

   Accounts receivable, less allowance for doubtful
     accounts of $2,986 in 1995 and $3,336 in 1994      83,712         66,925

   Inventories                                          66,360         74,368

   Current deferred income taxes                         7,354          4,491

   Other current assets                                  5,255          3,275
                                                      --------       --------
Total current assets                                   211,038        183,551

Property, plant and equipment, net                     221,012        196,772

Deferred income taxes                                   13,174         23,797

Other assets                                             5,611         26,635
                                                      --------       --------
TOTAL ASSETS                                         $ 450,835      $ 430,755
                                                      ========       ========

See accompanying notes to consolidated financial statements.























          16                                                 EXHIBIT 13.0
CONSOLIDATED BALANCE SHEETS (Continued)
As of December 30, 1995 and December 31, 1994

(In thousands, except share data)

                                                         1995           1994
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Current portion of long-term debt                 $  16,249      $  18,611
   Accounts payable                                     16,931         21,607
   Accrued wages and other employee costs               14,499         13,105
   Current deferred income taxes                             -            366
   Other current liabilities                            20,205         13,532
                                                      --------       --------
Total current liabilities                               67,884         67,221

Long-term debt                                          59,653         76,125
Pension liabilities                                      7,093          9,499
Postretirement benefits other than pensions              8,883          8,946
Environmental reserves                                   9,585         11,178
Deferred income taxes                                    2,734          3,016
Other noncurrent liabilities                             9,128         12,822
                                                      --------       --------
   Total liabilities                                   164,960        188,807
                                                      --------       --------

Stockholders' Equity

   Preferred stock - shares authorized 4,985,000;
   none outstanding                                          -              -

   Series A junior participating preferred stock-
   $1.00 par value; shares authorized 15,000;
   none outstanding                                          -              -

   Common stock - $.01 par value; shares authorized
   20,000,000; issued 20,000,000; outstanding
   17,349,498 in 1995 and 17,397,954 in 1994               200            100

   Additional paid-in capital, common                  253,969        254,251
   Retained earnings since January 1, 1991              66,810         21,987
   Cumulative translation adjustments                   (2,545)        (2,832)
   Treasury common stock, at cost                      (32,559)       (31,558)
                                                      --------       --------
      Total stockholders' equity                       285,875        241,948

Commitments and contingencies                                -              -
                                                      --------       --------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY             $ 450,835      $ 430,755
                                                      ========       ========

See accompanying notes to consolidated financial statements.


          17                                                 EXHIBIT 13.0
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 30, 1995, December 31, 1994 and December 25, 1993

(In thousands)
                                             1995         1994         1993
OPERATING ACTIVITIES:
Net income                                $  44,823    $  27,926    $  21,136
Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Provisions for unusual items                   -        1,140        2,024
   Depreciation and amortization             15,452       12,689       14,160
   Provision for doubtful accounts
     receivable                                  75          186           59
   Deferred income taxes                      7,112        4,748        9,026
   Gain on disposal of properties            (1,835)      (3,159)         (91)
Changes in assets and liabilities:
   Receivables                              (16,862)      (7,914)         546
   Inventories                                8,008      (20,835)      16,505
   Other assets                              (1,885)        (382)       3,224
   Current liabilities                        3,491        7,926      (13,187)
   Other liabilities                         (3,856)         111       (1,731)
   Other, net                                   445         (473)        (684)
                                           --------     --------     --------
Net cash provided by operating activities    54,968       21,963       50,987
                                           --------     --------     --------
INVESTING ACTIVITIES:
Acquisition of business                           -      (12,815)           -
Capital expenditures                        (40,980)     (48,152)     (11,083)
Proceeds from sales of properties             3,827        5,333        2,332
Escrowed IRB proceeds                        16,067      (16,078)           -
                                           --------     --------     --------
Net cash used by investing activities       (21,086)     (71,712)      (8,751)
                                           --------     --------     --------
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt          -       45,343          386
Repayments of long-term debt                (18,834)     (13,318)      (7,152)
Acquisition of treasury stock                (2,055)     (25,897)      (3,100)
Proceeds from the sale of treasury stock        872          777          507
                                           --------     --------     --------
Net cash provided (used) by
  financing activities                      (20,017)       6,905       (9,359)
                                           --------     --------     --------
Increase (decrease) in cash and
  cash equivalents                           13,865      (42,844)      32,877
Cash and cash equivalents at the
  beginning of the year                      34,492       77,336       44,459
                                           --------     --------     --------
Cash and cash equivalents at the
  end of the year                         $  48,357    $  34,492    $  77,336
                                           ========     ========     ========

For supplemental disclosures of cash flow information, and non-cash investing and financing activities, see Notes 1, 4, and 6.
See accompanying notes to consolidated financial statements.

          18                                               EXHIBIT 13.0
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 30, 1995, December 31, 1994 and December 25, 1993

(In thousands, except share data)
                                                                     Retained
                                  Common Stock       Additional      Earnings       Cumulative        Treasury Stock
                               Number                  Paid-In     (Accumulated     Translation     Number
                               of Shares    Amount     Capital       Deficit)       Adjustments     of Shares   Cost      Total
Balance, December 26, 1992     20,000,000   $ 100    $ 236,391      $ (27,075)       $  (1,094)      723,512 $ (3,901)  $204,421

Repurchase of common stock              -       -            -              -                -       200,000   (3,100)    (3,100)
Net income                              -       -            -         21,136                -             -        -     21,136
Issuance of shares under
  employee stock purchase plan          -       -           75              -                -       (48,898)     263        338
Issuance of shares under
  incentive stock option plan           -       -          (60)             -                -       (41,000)     229        169
Cumulative translation
  adjustments                           -       -            -              -             (850)            -        -       (850)
                               ----------     ---      -------         ------            -----     ---------  -------    -------
Balance, December 25, 1993     20,000,000     100      236,406         (5,939)          (1,944)      833,614   (6,509)   222,114

Repurchase of common stock              -       -            -              -                -     1,849,750  (25,897)   (25,897)
Net income                              -       -            -         27,926                -             -        -     27,926
Issuance of shares under
  employee stock purchase plan          -       -          103              -                -       (42,424)     515        618
Recognition of income tax
  benefits of preconfirmation
  net operating loss carry-
  forwards                              -       -       17,916              -                -             -        -     17,916
Issuance of shares under
  incentive stock option plan           -       -         (174)             -                -       (38,894)     333        159
Cumulative translation
  adjustments                           -       -            -              -             (888)            -        -       (888)
                               ----------     ---      -------         ------            -----     ---------  -------   --------
Balance, December 31, 1994     20,000,000     100      254,251         21,987           (2,832)    2,602,046  (31,558)   241,948

Repurchase of common stock              -       -            -              -                -       134,490   (2,055)    (2,055)
Net income                              -       -            -         44,823                -             -        -     44,823
Issuance of shares under
  employee stock purchase plan          -       -          110              -                -       (45,534)     559        669
Issuance of shares under
  incentive stock option plans          -       -         (292)             -                -       (40,500)     495        203
Cumulative translation
  adjustments                           -       -            -              -              287             -        -        287
Par value of shares issued
  in connection with a two-
  for-one stock split                   -     100         (100)             -                -             -        -          -
                               ----------     ---      -------         ------            -----     ---------  -------   --------
Balance, December 30, 1995     20,000,000   $ 200    $ 253,969      $  66,810        $  (2,545)    2,650,502 $(32,559)  $285,875
                               ==========     ===      =======         ======            =====     =========  =======   ========

See accompanying notes to consolidated financial statements.



          19                                                 EXHIBIT 13.0
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rods, bars and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company markets its products to the heating and air conditioning, refrigeration, plumbing, hardware and other industries. The Company operates twelve factories in five states and Canada and has distribution facilities nationwide and sales representation worldwide.

     The Company also operates a short line railroad through its wholly-owned subsidiary, Utah Railway Company, and conducts placer gold mining through its 85 percent owned subsidiary Alaska Gold Company. In addition, the Company owns or leases interests in other natural resource properties.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Mueller Industries, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVENTORIES

     The Company's inventories are valued at the lower of cost or market. The material component of certain of its copper tube and copper fittings inventories was valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of copper tube and copper fittings inventories, were valued on a first-in, first-out (FIFO) basis. Generally, inventory costs include material, labor costs and manufacturing overhead. Prior to 1994, all inventories were accounted for on a FIFO basis. See Note 2 for discussion of the accounting change.

DEPRECIATION AND AMORTIZATION

     In general, depreciation and amortization of buildings, machinery, equipment, and intangibles is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings, 5 to 20 years for machinery and equipment, and 3 to 10 years for intangibles.

REVENUE RECOGNITION

     Revenue from the sale of products is recognized upon passage of title to the customer, which, in most cases, coincides with shipment.

EMPLOYEE BENEFITS

     The Company sponsors certain defined benefit pension plans that are noncontributory, and cover certain union employees. The plans provide pension benefits based on years of service and stated benefit amounts for each year of service.



          20                                                 EXHIBIT 13.0
     In addition to providing pension benefits, the Company sponsors certain postretirement health and life insurance programs for certain union and salaried employees, which are accounted for on the accrual method in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. These benefits are funded on a pay-as-you-go basis and the cost is recognized as earned during the active service life of employees. Certain retirees pay a premium for health insurance which is based on the amount of benefits paid during the year less an agreed upon amount that is paid by the Company.

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

CASH EQUIVALENTS

     Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 30, 1995 and December 31, 1994, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $51.7 million and $39.7 million, respectively. These carrying amounts approximate fair value.

CONCENTRATIONS OF CREDIT AND MARKET RISK

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different industries, including air conditioning, refrigeration and plumbing wholesalers, hardware, automotive, original equipment manufacturers, and others.

     The Company minimizes its market risk of base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price to its customers.

     Occasionally, the Company hedges portions of its inventories against price fluctuations through the purchase of option contracts. Gains and losses on hedging transactions are recognized in income at the time the underlying inventory is sold. At year-end, there were no open hedge transactions nor any deferred gains or losses.

     The Company's sales are principally denominated and collected in U.S. currency. However, certain sales of the Company's foreign operations are collected in foreign currencies. Occasionally, the market risk regarding foreign currency exchange rate fluctuations is hedged using forward contracts. At year-end, there were no open forward contracts nor any deferred gains or losses.


          21                                                 EXHIBIT 13.0
FOREIGN CURRENCY TRANSLATION

     For foreign subsidiaries, the functional currency is the local foreign currency. Balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in the statement of income were not significant.

USE OF ESTIMATES

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), effective for fiscal years beginning after December 15, 1995. SFAS 123 provides companies with the option of recognizing expense for stock-based awards based on their fair value on the date of grant or providing pro forma disclosures of what net income and earnings per share would have been had the new fair value method been used. The Company anticipates that it will elect the pro forma disclosure option. The Company does not plan to early adopt SFAS 123.

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), effective for fiscal years beginning after December 15, 1995. SFAS 121 addresses the accounting for the impairment of long-lived assets, such as property, plant and equipment, identifiable intangibles including patents and trademarks, and goodwill related to those assets. It specifies when assets should be reviewed for impairment, how to determine if an asset is impaired, how to measure an impairment loss, and what disclosures are necessary in the financial statements. SFAS 121 also requires that long-lived assets and identifiable intangibles (except for assets of a discontinued operation) held for disposal be accounted for at the lower of cost or fair value less cost to sell. The Company does not anticipate that the implementation of SFAS 121 will have a material impact on the Company.

















          22                                                 EXHIBIT 13.0
NOTE 2
INVENTORIES

Inventories consist of the following:

(In thousands)

                                                      1995           1994
Raw material and supplies                         $  14,538      $  20,043
Work-in-process                                      17,133         18,251
Finished goods                                       34,689         36,074
                                                   --------       --------
Inventories                                       $  66,360      $  74,368
                                                   ========       ========

     Raw material includes $4.6 million of gold inventory in 1994 and none in 1995.

     During 1994, the Company elected to change its method of valuing the material component of certain of its copper tube and copper fittings inventory, from the FIFO method, to the LIFO method. This change in accounting principle was applied to the beginning of fiscal 1994. Management believes the LIFO method results in a better matching of current costs with current revenues. Additionally, the LIFO method is widely used within the copper tube and copper fittings industry. The effect of this change reduced net income for the year ended December 31, 1994 by $9.0 million (or 46 cents per share).

     The cumulative effect of this accounting change, and the pro forma effects on prior years' earnings, have not been included because such effects are not reasonably determinable.

     Inventories valued using the LIFO method were $21.2 million in 1995 and $20.9 million in 1994. The approximate FIFO current cost of such inventories was $35.4 million at December 30, 1995 and $34.0 million at December 31, 1994.





















          23                                                 EXHIBIT 13.0
NOTE 3
PROPERTIES

Properties stated at fair value as of December 28, 1990, with subsequent additions recorded at cost, are as follows:

(In thousands)

                                                      1995           1994
Land and land improvements                        $   5,979      $   6,503
Mineral reserves                                      1,485          1,485
Buildings, machinery and equipment                  247,655        196,211
Construction in progress                             20,182         32,953
                                                   --------       --------
                                                    275,301        237,152
Less accumulated depreciation
     and amortization                               (54,289)       (40,380)
                                                   --------       --------
Property, plant and equipment, net                $ 221,012      $ 196,772
                                                   ========       ========


NOTE 4
LONG-TERM DEBT AND LEASES

Long-term debt consists of the following:

(In thousands)

                                                      1995           1994
8.38% Unsecured Notes, due through 2000           $  17,857      $  21,429
7.54% Unsecured Note Payable, due through 1999       16,000         20,000
1993 Series IRBs with interest at 6.95%, due
     through 2000                                    14,286         17,143
1994 Series IRBs with interest at 8.825%, due
     through 2001                                    14,143         16,714
10.1% Note Payable, due through 1999, secured
     by certain railroad trackage                     2,180          2,678
Pollution Control Revenue Bonds, interest
     at 8% to 8.125%, due through 2001                2,355          2,630
Other, including capitalized lease obligations        9,081         14,142
                                                     --------     --------
                                                     75,902         94,736
Less current portion of long-term debt              (16,249)       (18,611)
                                                   --------       --------
Long-term debt                                    $  59,653      $  76,125
                                                    ========      ========




          24                                                 EXHIBIT 13.0
     Aggregate annual maturities of such debt are $16.2 million, $14.8 million, $16.0 million, $14.3 million and $10.0 million for the years 1996 through 2000, respectively. Interest paid in 1995, 1994 and 1993 was $7.1 million, $8.1 million and $6.0 million, respectively. During 1995 and 1994, the Company capitalized interest of $2.9 million and $.7 million, respectively, related to its major capital improvement programs. Using a discounted cash flow analysis, the book value of the Company's long-term debt approximates fair value, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.

      During the second quarter of 1995, the Company increased to $50.0 million its unsecured line-of-credit agreement (the Credit Facility) which expires on June 30, 1997, but may be extended for successive one year periods by agreement of the parties. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) prime rate less 1/2 of one percent,
(ii) LIBOR plus .6 percent, (iii) certificate of deposit rate plus 1.35 percent, or (iv) Federal Funds Rate plus 1.8 percent. An annual commitment fee of 15 basis points per annum on the unused portion of the Credit Facility is payable quarterly. Currently, the Company has no outstanding borrowings under the Credit Facility. However, availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $6.1 million at December 30, 1995.

     Borrowings under the above agreements require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all covenants.

      The Company leases certain facilities and equipment under operating leases expiring on various dates through 2004. The lease payments under these agreements aggregate to approximately $4.7 million in 1996, $4.6 million in 1997, $4.5 million in 1998, $4.2 million in 1999, $3.1 million in 2000, and
$3.1 million thereafter. Total lease and rent expense amounted to $7.4 million in 1995, $6.9 million in 1994 and $5.0 million in 1993.

NOTE 5
STOCKHOLDERS' EQUITY

     In 1995, the Company declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend. All presentations of share data herein, including earnings per share, have been restated to reflect the split for all periods presented.

     On November 10, 1994, the Company declared a dividend distribution of one Right for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $160 per unit, subject to adjustment. The Rights will not be exercisable, or transferable apart from the Company's common stock, until ten (10) days following an announcement that a person or affiliated group has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15 percent) or more of its common stock other than pursuant to certain offers for all shares of the Company's common stock that have been determined to be fair to, and in the best interest of, the Company's stockholders. The Rights, which do not have voting rights, will be exercisable by all holders (except for a holder or affiliated group beneficially owning 15 percent or more of the Company's common stock, whose Rights will be void) so that each holder of a Right shall have the right to receive, upon the exercise thereof, at the then current exercise price, the number of shares of the Company's common stock having a market value of two times the exercise price of the Rights. All
          25                                                 EXHIBIT 13.0
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

     On June 3, 1994, the Company purchased 1,849,750 shares of its common stock, for an aggregate purchase price of approximately $25.9 million. These shares were placed in treasury and may be used for general corporate purposes, such as requirements for future exercises of options under various option plans.

     As of December 30, 1995, the Company had reserved 2,655,410 shares of its common stock for issuance pursuant to certain stock option plans.
Additionally, the Company had reserved 15,000 shares of preferred stock for issuance pursuant to the Shareholder Rights Plan.

NOTE 6
INCOME TAXES

The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                             1995         1994         1993
Domestic                                  $  56,632    $  35,641    $  30,955
Foreign                                       7,917        5,183        2,488
                                           --------     --------     --------
Income before income taxes                $  64,549    $  40,824    $  33,443
                                           ========     ========     ========



















          26                                                 EXHIBIT 13.0
Income tax expense consists of the following:

(In thousands)
                                             1995         1994         1993
Current tax expense:
     Federal                              $   7,838    $   4,172    $     153
     Foreign                                  2,769        2,476        1,108
     State and local                          2,007        1,502        2,020
                                           --------     --------     --------
Current tax expense                          12,614        8,150        3,281
                                           --------     --------     --------
Deferred tax expense (benefit):
     Federal                                  7,031        5,621        9,863
     State and local                             81         (873)        (837)
                                           --------     --------     --------
Deferred tax expense                          7,112        4,748        9,026
                                           --------     --------     --------
Income tax expense                        $  19,726    $  12,898    $  12,307
                                           ========     ========     ========

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before taxes, is reconciled as follows:

(In thousands)
                                             1995         1994         1993
Expected income tax expense               $  22,592    $  14,288    $  11,705
State and local income tax                    1,357          976          538
Foreign income taxes                            230          641          237
Valuation allowance                          (5,006)      (1,495)           -
Changes in estimated basis differences            -       (1,065)           -
Effect of enacted tax rate change                 -            -         (337)
Other, net                                      553         (447)         164
                                           --------     --------     --------
Income tax expense                        $  19,726    $  12,898    $  12,307
                                           ========     ========     ========


















          27                                                 EXHIBIT 13.0
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)

                                                      1995           1994
Deferred tax assets:
     Accounts receivable                          $   1,013      $   1,849
     Inventories                                      4,864          4,856
     Preferred stock                                      -         44,881
     Abandonment of preferred stock                  45,228              -
     Pension, OPEB and accrued items                 10,661         11,798
     Other reserves                                  10,519         16,068
     Net operating loss carryforwards                47,143         52,140
     Alternative minimum tax credit
         carryforwards                                4,217          4,243
                                                   --------       --------
Total deferred tax assets                           123,645        135,835
Less valuation allowance                            (60,921)       (65,927)
                                                   --------       --------
Deferred tax assets, net of
     valuation allowance                             62,724         69,908
                                                   --------       --------
Deferred tax liabilities:
     Property, plant and equipment                   42,940         41,798
     Undistributed income of
         foreign subsidiaries                         1,931          1,931
     Other                                               59          1,273
                                                   --------       --------
Total deferred tax liabilities                       44,930         45,002
                                                   --------       --------
Net deferred tax asset                            $  17,794      $  24,906
                                                   ========       ========

     The Company's net operating loss carryforwards (NOLs) for federal income tax purposes that expire prior to 2005 are subject to an annual limitation of approximately $14.4 million. This annual limitation is, among other things, based upon the Company's value and certain statutory interest rates in effect at the time a "change in ownership" occurs. According to information available to the Company, a "change of ownership," based upon cumulative change over a three year period, occurred in June, 1994. Nevertheless, the annual limitation of $14.4 million will remain available. A future "change in ownership" could result in further limitations under certain circumstances.

      The Internal Revenue Service (IRS) audit for 1992 and prior years was concluded in 1994 and resulted in no material changes. Following conclusion of that audit, the Company entered into a Closing Agreement with the IRS. This Agreement is a definitive determination on certain tax attributes, including NOLs. Following execution of this Agreement, the Company revised its estimates with respect to realization of the related deferred tax assets in future years. During 1994, the Company recognized $17.9 million of these tax attributes, which reduced the valuation allowance and allocated the benefit to paid-in capital. During 1995, the Company recognized $4.5 million of these tax attributes reducing the 1995 deferred income tax provision. As additional NOLs are utilized, the Company expects to recognize additional tax attributes over
          28                                                 EXHIBIT 13.0
the next several years by reducing the valuation allowance. The tax effect of future recognition of any of the remaining NOLs of approximately $34.9 million will reduce the deferred income tax provisions in the periods recognized.

     In 1995, the Company "abandoned" all its rights and interests in the Preferred Stock of Sharon Specialty Steel Inc. (a Delaware corporation). For book purposes, the carrying value of the preferred stock had been previously written down. However, the Preferred Stock has a tax basis of approximately $120 million. The "abandonment" of the Preferred Stock resulted in the Company recognizing a tax loss. The character of the tax loss, capital or ordinary, has not yet been definitively determined. Pending this determination, the Company reduced its valuation allowance by $1.2 million resulting in a current tax benefit. If the character of this loss is determined to be capital, the Company's ability to realize benefit, if any, will be limited and recognition will occur as certain gains are realized for federal tax purposes. If this loss is determined to be ordinary, the Company may realize and recognize a substantial benefit by reducing its federal taxable income in the period such determination is made. Based on current facts and circumstances, management cannot predict the likelihood that a favorable outcome will be achieved.

     As of December 30, 1995, the Company had net operating loss carryforwards available to offset future federal taxable income of $134.7 million of which $99.8 million have been recognized. These NOLs expire as follows: $40.9 million in 2000, $20.7 million in 2001, $6.5 million in 2002, $59.8 million in 2005, and $6.8 million in 2006. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that much of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.2 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     Income taxes paid were approximately $12.0 million in 1995, $7.8 million in 1994 and $4.9 million in 1993.























          29                                                 EXHIBIT 13.0
NOTE 7
EMPLOYEE BENEFITS

PENSION PLANS

Pension cost for the defined benefit plans sponsored by the Company includes the following components:

(In thousands)
                                             1995         1994         1993
Service cost of benefits earned
    during the year                       $     473    $     377    $     277
Interest cost on the projected
    benefit obligation                        3,214        3,144        2,947
Actual return on plan assets                 (9,846)         127       (6,066)
Net amortization and deferral                 7,792       (2,681)       3,439
                                           --------     --------     --------
Net periodic pension cost                 $   1,633    $     967    $     597
                                           ========     ========     ========

     The expected long-term rate of return on plan assets was 8.5 percent in 1995, 1994, and 1993. Differences between the actual returns and the related expected returns on plan assets are deferred and considered in the determination of net pension cost in future periods.

     Generally, the Company contributes such amounts as are necessary to pay benefits to plan participants and to meet ERISA minimum funding requirements. The plans' investments are held by bank-administered trust funds. Prior service costs and unrecognized net gains or losses are amortized on a straight-line basis over the average future service lives of the covered group.

     In 1993, pursuant to a collective bargaining agreement then covering approximately 65 employees, future participation in one of the Company's single employer pension plans was curtailed in favor of participation in the union multiemployer plan. Effective July 1, 1993, all future service accrues in the multiemployer plan; service earned prior to that date remains the obligation of the single employer plan. Effective December 31, 1994, this plan was merged with another single employer defined benefit pension plan. Each participant's accrued pension benefit, on the effective date of the merger, was transferred to the surviving plan. Future service accruals were not affected by this merger; they remain as dictated by the respective pension plan documents.

     Effective April 1, 1994, pursuant to a collective bargaining agreement, one of the Company's single employer pension plans was amended, increasing the accumulated benefit obligation. The effect of the amendment is reflected in the table below.








          30                                                 EXHIBIT 13.0
     A reconciliation of the funded status of the plans at December 30, 1995 and December 31, 1994, respectively, to the amounts recognized in the consolidated balance sheet is as follows:

(In thousands)

                                                      1995           1994
Actuarial present value of:
     Vested benefit obligation                    $ (39,811)     $ (40,935)
                                                   --------       --------
     Accumulated benefit obligation                 (43,482)       (44,016)
                                                   --------       --------
     Projected benefit obligation                   (43,482)       (44,016)
Plan assets at fair value held in the pension
    plan trusts, primarily listed stocks and
    U.S. Government obligations                      40,205         32,106
                                                   --------       --------
Plan assets less than projected benefit obligation   (3,277)       (11,910)
Unrecognized net gain from past experience
    different from that assumed and effects of
    changes in assumptions                          (11,061)        (3,002)
Prior service cost not yet recognized in net
    periodic pension cost                             3,993          4,560
                                                   --------       --------
Accrued pension cost                              $ (10,345)     $ (10,352)
                                                   ========       ========

     The range of assumed discount rates used in determining the actuarial present value of the projected benefit obligations presented above was 7.0 percent to 7.75 percent for 1995 and 1994.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $.3 million in 1995, $.3 million in 1994, and $.2 million in 1993.

     The Company has employee savings plans that qualify under Section 401(k). Most employees of the Company (other than those covered by certain collective bargaining agreements) may participate by deferring from 1 percent to 15 percent of their eligible compensation. Effective July 1, 1995, for employees not covered by collective bargaining agreements, the Company matches 10 percent of each employee's contribution; effective January 1, 1996, the Company matches 50 percent of the first 4 percent of each employee's contribution. The Company match vests 20 percent for each year of service. Compensation expense for the 401(k) match was $.1 million in 1995.









          31                                                 EXHIBIT 13.0
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     In addition to providing pension benefits, the Company provides a fixed portion of the costs of medical and life insurance benefits to certain retired hourly and salary employees. Contribution rates are dictated by the employees' retirement plan which is subject to periodic contract renegotiation. The Company also provides the full cost of medical and life benefits to certain United Mine Workers of America (UMWA) retirees and certain qualified dependents.

     In October, 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October, 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of this liability will vary due to factors which include, among other things, the validity, interpretation and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which is classified as other noncurrent liabilities.

     The following table shows funded status reconciled with the amounts recognized in the Company's financial statements:

(In thousands)

                                                      1995           1994
Accumulated postretirement benefit obligation:
     Retirees                                     $  (8,671)     $  (8,679)
     Fully eligible active plan participants           (496)          (500)
     Other active plan participants                    (464)          (433)
                                                   --------       --------
                                                     (9,631)        (9,612)
Plan assets at fair value                                 -              -
                                                   --------       --------
Accumulated postretirement benefit obligation
     in excess of plan assets                        (9,631)        (9,612)
Unrecognized net loss                                   554            647
                                                   --------       --------
Accrued postretirement benefit cost               $  (9,077)     $  (8,965)
                                                   ========       ========

     Net periodic postretirement benefit cost was $.8 million in 1995, $.8 million in 1994, and $.7 million in 1993.





          32                                                 EXHIBIT 13.0
     The cost of medical and life insurance benefits for retired employees reflected above does not include $.9 million at December 30, 1995 and $1.1 million at December 31, 1994 related to the provision of medical and other welfare benefits under certain defined benefit multiemployer plans. The actuarially determined present value of the accumulated postretirement benefit obligation was calculated using a discount rates ranging from 7.0 percent to
8.5 percent for 1995 and 1994.

     The assumed weighted-average annual rate of increase in the per capita cost of covered benefits ranges from 9.52 percent to 10.57 percent for 1996 and is assumed to ultimately decrease to a rate of 6.25 percent by 2003 and remain at that level thereafter. A one percentage point increase in the assumed trend rates for each year would not have a significant effect on the expected postretirement benefit obligation.

     Included in the caption "Accrued wages and other employee costs" is the current portion of postretirement benefit obligation of $.7 million in 1995 and 1994.


NOTE 8
COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL

     The Company is subject to environmental standards imposed by federal, state and local environmental laws and regulations. It has provided and charged to income $1.4 million in 1995, $2.9 million in 1994, and $1.1 million in 1993 for pending environmental matters related to natural resources operations. The basis for the increase is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the overall financial position or results of operations of the Company.

LITIGATION

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse affect on the Company's financial condition or results of operations.

NOTE 9
UNUSUAL ITEMS

     During 1994, the Company recognized a $1.1 million charge for outstanding insurance matters primarily related to estimated workers compensation claims for years prior to 1993.

     During 1993, the Company recognized a $1.4 million charge for employment related matters. Additionally, a provision of $.6 million was recognized for the settlement of certain litigation.








          33                                                 EXHIBIT 13.0
NOTE 10
OTHER INCOME

Other income, net included in the consolidated statements of income consists of the following:

(In thousands)
                                             1995         1994         1993
Rent and royalties                        $   2,009    $   1,068    $   1,275
Interest income                               2,283        2,865        2,187
Gain on disposal of properties, net           1,835        3,159        1,262
Other                                             -          552         (465)
                                           --------     --------     --------
Other income, net                         $   6,127    $   7,644    $   4,259
                                           ========     ========     ========


NOTE 11
STOCK OPTIONS AND
EMPLOYEE STOCK PURCHASE PLANS

     During 1994, the stockholders approved the adoption of the 1994 Stock Option Plan (SOP Plan). Under this plan, the Company may grant options to purchase up to 400,000 shares of common stock at prices not less than the fair market value of the stock on the day of the grant. Generally, any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the SOP Plan was adopted. The stockholders also approved the adoption of the 1994 Non-Employee Director Stock Option Plan (Directors Plan). Options to purchase up to 50,000 shares of common stock may be granted under this plan at a price not less than the fair market value of the stock on the day of the grant. Generally, any unexercised options granted under this plan shall expire on a date which is five years from the date of option grant.

     Under the 1991 Incentive Stock Option Plan (ISO Plan), the Company may grant options to purchase up to 500,000 shares of common stock at prices not less than the fair market value of the stock on the date of grant. Generally, any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the ISO Plan was adopted.

      On December 4, 1991, the Company authorized a special stock option grant of 1,000,000 shares to induce Mr. Harvey L. Karp to enter into an employment agreement with the Company. The exercise price, $4.125 per share, was the fair market value on the date of grant. Generally, the options expire one year after Mr. Karp's separation from employment with the Company unless Mr. Karp is terminated for cause. On January 30, 1992, the Board approved and authorized a transaction whereby Mr. Karp was granted options to purchase an additional 1,000,000 shares, which was subsequently reduced by 200,000 option shares which the Company issued to secure the employment of Mr. William D. O'Hagan. Mr. Karp's additional grant of options is on the same terms and conditions, and at the same price, as the original grant. Although neither Mr. Karp's nor Mr. O'Hagan's options were granted under the ISO Plan, the terms and conditions of Mr. O'Hagan's options are generally similar to those granted under the ISO Plan.
          34                                                 EXHIBIT 13.0
     Following is a summary of incentive stock option data (all amounts have been restated for the two-for-one stock split effected in September, 1995):


                                                      1995           1994
Outstanding at beginning of year                  2,532,106      2,381,000
     Granted                                        179,000        198,000
     Exercised                                      (40,500)       (38,894)
     Expired, cancelled, or surrendered             (20,000)        (8,000)
                                                  ---------      ---------
Outstanding at year-end                           2,650,606      2,532,106
                                                  ---------      ---------
Options exercisable at year-end                   2,086,606      1,952,706
                                                  ---------      ---------
Option prices per share outstanding at year-end  $4.06-$28.50   $3.63-$17.88
                                                  -----------    -----------

     Under the Amended and Restated Mueller Industries, Inc. 1991 Employee Stock Purchase Plan (the EMSP Plan), the Company may offer to eligible employees (generally all full-time employees) options to purchase up to three shares (six shares after giving effect to stock split) of the Company's common stock for each $1,000 of compensation. The option price is the lower of (i) 85 percent of the fair value of the stock on the offering date, or (ii) 85 percent of the fair value of the stock on the last day of the one-year offering period. The maximum number of shares which shall be made available for sale under the EMSP Plan during all offerings shall be 900,000 shares. Under the EMSP Plan, 176,274 shares have been issued. During the offering period beginning July 1, 1995, options for 50,142 shares were granted. Of the grants, 3,338 share options were cancelled or surrendered due to participant terminations and voluntary withdrawals as provided by the EMSP Plan. At December 30, 1995, options to purchase 46,804 shares were outstanding at the exercise price of $20.88 per share under the EMSP Plan. The July 1, 1995 offering was the last authorized under the EMSP Plan.






















          35                                                 EXHIBIT 13.0
NOTE 12
INDUSTRY SEGMENTS

       The Company is engaged in the manufacture and sale of copper, brass, bronze, aluminum, and plastic products, and in natural resource operations consisting principally of a short line railroad, as well as the operation of placer gold mining. Income and expenses not allocated to industry segments in computing operating income include general corporate income and expense, interest expense and interest income. General corporate assets are principally cash and temporary investments. There are no intersegment sales. The Company does not have significant foreign operations and, accordingly, geographical segment information is not presented. Industry segment information is as follows:

(In thousands)
                                             1995         1994         1993
Net sales:
     Manufacturing                        $ 646,894    $ 533,389    $ 478,287
     Natural resources                       31,944       16,614       23,598
                                           --------     --------     --------
                                          $ 678,838    $ 550,003    $ 501,885
                                           ========     ========     ========
Operating income:
     Manufacturing                        $  61,384    $  47,932    $  38,052
     Natural resources                        7,874        1,651        5,534
     General corporate                       (5,247)      (5,631)      (5,559)
                                            --------     --------     --------
                                             64,011       43,952       38,027
Non operating income, net                     4,706        3,590        1,175
Interest expense                             (4,168)      (6,718)      (5,759)
                                           --------     --------     --------
Consolidated income before income taxes   $  64,549    $  40,824    $  33,443
                                           ========     ========     ========
Provision for depreciation and amortization:
     Manufacturing                        $  11,967    $   9,845    $   9,172
     Natural resources                        1,157        1,159        3,791
     General corporate                        2,328        1,685        1,197
                                           --------     --------     --------
                                          $  15,452    $  12,689    $  14,160
                                           ========     ========     ========
Capital expenditures:
     Manufacturing                        $  38,478    $  37,095    $   8,039
     Natural resources                        2,198        4,028          356
     General corporate                          304        7,029        2,688
                                           --------     --------     --------
                                          $  40,980    $  48,152    $  11,083
                                           ========     ========     ========
Identifiable assets:
     Manufacturing                        $ 339,764    $ 318,351    $ 269,189
     Natural resources                       47,453       38,042       34,316
                                           --------     --------     --------
                                            387,217      356,393      303,505
     General corporate                       63,618       74,362       66,238
                                           --------     --------     --------
                                          $ 450,835    $ 430,755    $ 369,743
                                           ========     ========     ========

          36                                                 EXHIBIT 13.0
NOTE 13   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial results by quarter are as follows:

(In thousands, except share data)

                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
1995
Net sales                     $ 171,770   $ 181,380   $ 171,549   $ 154,139

Gross profit (1)              $  31,210   $  31,793   $  34,139   $  31,812(2)

Net income                    $  10,050   $  10,663   $  11,605   $  12,505(2)

Net income per share          $    .53    $    .56    $    .60    $    .65 (2)

1994
Net sales                     $ 120,812   $ 136,576   $ 137,975   $ 154,640

Gross profit (1)              $  21,027   $  24,131   $  24,722   $  31,656

Net income                    $   4,182   $   5,778   $   8,518   $   9,448

Net income per share          $    .20    $    .28    $    .45    $    .50

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.
(2)     A change in inventory estimate was recognized.


























          37                                                 EXHIBIT 13.0
REPORT OF INDEPENDENT AUDITORS


The Stockholders of Mueller Industries, Inc.


     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 30, 1995 and December 31, 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 30, 1995 and December 31, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in 1994 the Company changed its method of accounting for the material component of some inventories.


                                                    Ernst & Young LLP
Memphis, Tennessee
February 9, 1996




















          38                                                 EXHIBIT 13.0

CAPITAL STOCK INFORMATION

The high, low and closing prices on the New York Stock Exchange for each fiscal quarter of 1995 and 1994 were as follows (restated for two-for-one stock split):


1995                                        High         Low          Close

Fourth quarter                            $ 29-1/2     $ 22-1/4     $ 29-1/4
Third quarter                             $ 28-1/4     $ 24-1/8     $ 25-15/16
Second quarter                            $ 24-15/16   $ 16-3/8     $ 24-5/8
First quarter                             $ 17-1/8     $ 14-1/4     $ 16-11/16


1994                                        High         Low          Close

Fourth quarter                            $ 17         $ 13-7/16    $ 14-15/16
Third quarter                             $ 17-3/4     $ 14-1/4     $ 16-7/8
Second quarter                            $ 17-9/16    $ 15-1/16    $ 15-1/16
First quarter                             $ 19-5/16    $ 16-3/8     $ 17-1/4



     The principal market for Mueller's common stock is the New York Stock Exchange under the symbol MLI. As of March 4, 1996, the number of holders of record of Mueller's common stock was 3,813. The New York Stock Exchange's closing price for Mueller's common stock on March 4, 1996 was $32 1/4.
     The Company has paid no dividends on its common stock and presently does not anticipate paying cash dividends in the near future.























          39                                                 EXHIBIT 13.0
SELECTED FINANCIAL DATA

(In thousands, except share data)
                                   1995         1994         1993         1992        1991
For the fiscal year:

Net sales                      $ 678,838    $ 550,003    $ 501,885    $ 517,339    $ 441,431

Operating income (loss)(1)     $  64,011    $  43,952    $  38,027    $  29,318    $  (1,638)

Net income (loss)(2)           $  44,823    $  27,926    $  21,136    $  16,666    $ (43,741)

Net income (loss)
  per common share(2) (3)      $    2.34    $    1.41    $    1.01    $     .83    $   (2.25)
---------------------------------------------------------------------------------------------
At Year End:

Total assets                   $ 450,835    $ 430,755    $ 369,743    $ 372,547    $ 334,786
Long-term debt                 $  59,653    $  76,125    $  54,320    $  62,376    $  45,156
---------------------------------------------------------------------------------------------

(1)   In 1994, the Company changed its method of accounting for the copper component of certain of its copper tube and copper fittings inventories to the LIFO method.
(2)   Includes charges for unusual items of $1.1 million, or $.06 per common share, in 1994, $2.0 million, or $.10 per common share, in 1993, $5.6 million, or $.28 per common share, in 1992, and $44.4 million, or $2.28 per common share, in 1991.
(3)   Per share amounts have been restated for a two-for-one stock split effected in September, 1995.




























          40                                                 EXHIBIT 13.0
DIRECTORS, CORPORATE OFFICERS, DIVISIONAL MANAGEMENT

BOARD OF DIRECTORS

Harvey L. Karp                       Chairman of the Board
                                     Mueller Industries, Inc.

Robert B. Hodes  (1) (3)             Counsel,
                                     Willkie Farr & Gallagher

Allan Mactier  (1) (2) (3)           Private Investor

William D. O'Hagan                   President and
                                     Chief Executive Officer
                                     Mueller Industries, Inc.

Robert J. Pasquarelli (1) (2)        Steel Industry Consultant

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

CORPORATE OFFICERS

Harvey L. Karp                       Chairman of the Board

William D. O'Hagan                   President and
                                     Chief Executive Officer

Earl W. Bunkers                      Executive Vice President and
                                     Chief Financial Officer

William H. Hensley                   Vice President
                                     General Counsel and Secretary

Lowell J. Hill                       Vice President
                                     Human Resources

Kent A. McKee                        Vice President
                                     Business Development /
                                     Investor Relations

Richard G. Miller                    Vice President and
                                     Chief Information Officer

Lee R. Nyman                         Vice President
                                     Manufacturing /
                                     Management Engineering

James H. Rourke                      Group Vice President
                                     Industrial Products Division








          41                                                 EXHIBIT 13.0
DIVISIONAL MANAGEMENT

STANDARD PRODUCTS DIVISION

Harvey W. Clements                   Vice President
                                     Tube Manufacturing

John B. Hansen                       Vice President - Marketing

Roy C. Harris                        Controller

Larry D. Birch                       Vice President
                                     Domestic Sales

Robert L. Fleeman                    Vice President
                                     International Sales

Gregory L. Christopher               Vice President
                                     Supply Chain Management

Louis F. Pereira                     General Manager - Strathroy

David J. Maurer                      Plant Manager - Fulton

Daniel R. Corbin                     Plant Manager
                                     Upper Sandusky

Dean M. Thompson                     Plant Manager - Covington

David G. Cook                        Plant Manager - Kalamazoo

Jon D. Zimmer                        Plant Manager - Cerritos


INDUSTRIAL PRODUCTS DIVISION

Felista S. Amburgey                  Vice President Sales - Rod

Timothy J. Keck                      Vice President Sales
                                     Forgings / Impacts

William F. Navarre                   Vice President Manufacturing
                                     Rod / Forgings

David F. O'Brien                     Plant Manager - Impacts

Richard D. Holmes                    Controller


REFRIGERATION PRODUCTS DIVISION

Roland P. Robichaud                  General Manager

Dennis K. Anthony                    Vice President Sales

Kent K. Miller                       Director of Engineering

Anthony D. Donato                    Plant Manager

          42                                                 EXHIBIT 13.0
ARAVA NATURAL RESOURCES DIVISION

Gary L. Barker                       President - Arava Natural
                                     Resources Company, Inc.

Michael P. Watson                    Vice President - Arava Natural
                                     Resources Company, Inc.

Michael W. Baum                      President - Mining Remedial
                                     Recovery Company

John E. West III                     Executive Vice President
                                     Utah Railway Company


CORPORATE AND STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

2959 North Rock Road, Wichita, Kansas, 67226
(316) 636-6300 ( In May, 1996, the Company will relocate its corporate office to 6799 Great Oaks Road, Memphis, Tennessee 38138)

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the Crescent Club, 6075 Poplar Avenue, Ninth Floor, Memphis, Tennessee 38119, 10:00 a.m. local time, May 8, 1996.

FORM 10-K

Copies of the Company's Annual Report on Form 10-K are available upon written request c/o Mueller Industries, Inc., P.O. Box 789761, Wichita, Kansas 67278 (after May, 1996, 6799 Great Oaks Road, Memphis, Tennessee 38138) Attention:
Investor Relations

COMMON STOCK

Mueller common stock is traded on the NYSE - Symbol MLI.

INDEPENDENT AUDITORS

Ernst & Young LLP, Memphis, Tennessee.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Co.,
2 Broadway, New York, New York 10004

STOCKHOLDER INQUIRIES

To notify the Company of address changes or lost certificates, stockholders can call Continental Stock Transfer & Trust Co. at (212) 509-4000.