Form 10-K, Exhibit 13
period 1996-12-28
MUELLER INDUSTRIES INC
filed 1997-03-24
CIK 89439

                            MUELLER INDUSTRIES, INC.
                               1996 ANNUAL REPORT

COMMITMENT TO EXCELLENCE

     We are committed to being the supplier of choice in our industry. Continual investment in state-of-the-art technology, equipment, and people will set us apart...and allow us to anticipate and exceed the needs of our customers. Serving our customers and employees well should prove to be a worthwhile reward for our long-term shareholders.

     In 1997, we will be able to better serve our customers' needs because of our recent investments:

          High efficiency extrusion and continuous tube drawing;
          Indirect extrusion press increasing yield at our brass rod mill; Plastic fittings capacity;
          Key item/high-volume copper fittings factory;
          Entry into the line set business; and
          Acquisition of Precision Tube Company business.

     Our goal is to continually improve existing operations, pursue additional areas of growth, and provide our customers with superior service. Areas of focus in 1997 include:

          Improving the utilization of scrap metal with enhanced refining processes;
          Broadening our plastics product offering;
          Building a prototype distribution center in Covington, Tennessee;
            and
          Streamlining our distribution network.

     You will also see continuing focus in the future on external growth of our Company through strategic acquisitions.

     As you can imagine, our employees are never satisfied with simply maintaining the status quo. Originality is the principal source of human improvement. Original thinkers don't fear change, they embrace it! They look forward to change because they know it is where they thrive. The happiness and well-being of our employees is dependent on their ability to be flexible and receptive to change. They can and will continue to meet every future challenge.

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

                                                    1992        1993        1994        1995        1996
Summary of Operations

Net sales                                        $ 517,339   $ 501,885   $ 550,003   $ 678,838   $ 718,312

Sales of manufactured products
(in millions of pounds)                              329.5       362.1       380.6       388.3       447.0

Net income                                       $  16,666   $  21,136   $  27,926   $  44,823   $  61,173

Average shares outstanding (in thousands)           20,110      20,886      19,780      19,149      19,497

Net income per share - primary                   $     .83   $    1.01   $    1.41   $    2.34   $    3.14

Significant Year-End Data

Cash and cash equivalents                        $  44,459   $  77,336   $  34,492   $  48,357   $  96,956

Ratio of current assets to current liabilities    3.1 to 1    4.1 to 1    2.7 to 1    3.1 to 1    3.5 to 1

Working capital                                  $ 124,355   $ 146,981   $ 116,330   $ 143,154   $ 195,756

Long-term debt (including current portion)       $  69,477   $  62,711   $  94,736   $  75,902   $  59,650

Debt as a percent of total capitalization            25.4%       22.0%       28.1%       21.0%       14.6%

Stockholders' equity                             $ 204,421   $ 222,114   $ 241,948   $ 285,875   $ 348,082

Book value per share                             $   10.61   $   11.59   $   13.91   $   16.48   $   19.96

Capital expenditures                             $  10,952   $  11,083   $  48,152   $  40,980   $  18,868

Number of employees                                  2,055       2,010       2,256       2,274       2,339


                                   [GRAPH]

                                                    1992        1993        1994        1995        1996
Net Income (Dollars In Thousands)                $  16,666   $  21,136   $  27,926   $  44,823   $  61,173

Primary Earnings Per Share                       $     .83   $    1.01   $    1.41   $    2.34   $    3.14










             A REPORT TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     In 1996, Mueller Industries, Inc. again achieved record earnings. Sales, net earnings, pounds of product shipped, and earnings per share all reached record levels. Our major capital investments of the past few years have resulted in increased production capacity, higher yields, and improved efficiency at the Company's manufacturing operations. Our excellent balance sheet, dedicated employees, and strong customer relationships provide Mueller with many opportunities for growth in the years ahead.

Record Results

     Net income increased to $61.2 million in 1996, compared to $44.8 million in 1995, a gain of 37 percent. Earnings per share rose 34 percent, to $3.14 for 1996 from $2.34 per share in 1995. Despite a decline in copper prices, which are largely incorporated into our selling prices, net sales climbed to $718.3 million in 1996, from $678.8 million in the prior year. Mueller shipped 447.0 million pounds of product in 1996, up 15 percent from 388.3 million pounds in 1995.

Manufacturing Operations

     Mueller's copper tube mill, located in Fulton, Mississippi, had a busy and productive year. Market demand for tube products was strong, but by working around-the-clock, Mueller's employees beat all prior production records and met our customers' needs. An enlarged billet package and state-of-the-art drawing equipment enabled the mill to increase deliveries, while maintaining quality standards and reducing conversion costs.

     Demand for wrot copper fittings was also strong in 1996. Selling prices dropped slightly, but overall, our margins remained solid. Manufacturing productivity at Mueller's low-volume copper fittings plant in Covington, Tennessee, improved. All production lines at our new high-volume copper fittings plant in Fulton, Mississippi, are now operational. Although this plant provides needed additional capacity, it is not yet operating at planned levels of throughput and yield. Mueller's Canadian copper fittings plant, located in Strathroy, Ontario, had another good year, despite the slow economy in Canada and Europe.

     Our plastic fittings business had a breakthrough year. Mueller's plants in Ohio, Michigan, and California operated at unprecedented volume and efficiency. Our decision in 1994 to expand our presence in the plastics business has proved worthwhile giving us the size and leverage to become one of the lowest cost producers in the industry.

     Our refrigeration business, based in Hartsville, Tennessee, continued to grow both in sales and profitability. We are working to achieve further growth, while delivering products more effectively through our OEM and wholesale channels of distribution.

     Mueller's Port Huron, Michigan, brass rod mill ran near capacity for the entire year. The new indirect extrusion press, installed in late 1995, permitted an increase in throughput to meet brisk market demand. Sales at our forgings plant, also in Port Huron, remained solid. Production improved significantly at our aluminum impact extrusion facility in Marysville, Michigan. This business has successfully transitioned from dependence on munitions to a more diverse product portfolio with greater potential for growth.

Natural Resource Operations

     The Utah Railway Company had its best year ever in 1996. Tonnage shipped increased by 14 percent, resulting in increased operating profits. As a result of the Union Pacific/Southern Pacific merger, the railroad gained trackage rights and access to additional coal mining customers. We are exploring these new opportunities.

     In March 1996, Mueller acquired the minority interest in Alaska Gold Company, thereby making it a wholly-owned subsidiary. Alaska Gold, which operates open-pit placer gold mines in Nome, Alaska, had a difficult year due to lower grade pay gravel and increased exploration costs. In 1997, Alaska Gold will focus on profitable extraction of gold from ongoing open-pit operations.

Internal Growth

     The Company has begun a two-year program to upgrade its copper casting and refining processes at the Fulton copper tube mill. This investment, totaling approximately $25 million, will increase copper tube capacity and allow greater flexibility in the use of copper scrap when market conditions warrant.

     In the plastic fittings business, Mueller has embarked on an $11 million capital investment program to increase productivity and capacity at our manufacturing plants. In addition, we will invest approximately $7 million over the next two years in our Covington, Tennessee, low-volume copper fittings plant to increase output and improve efficiency.

     Finally, Mueller is implementing several initiatives to improve our distribution systems. Warehouse capacity at the Fulton tube mill will expand substantially, permitting more large orders to ship direct to customers. Direct shipments will increase availability and reduce handling costs. We also plan to install a new, highly automated part-picking and shipping system in Covington, allowing for faster order processing.

Acquisitions

     Mueller made two acquisitions in 1996. In June, we entered the line sets business by acquiring the assets of Vanguard Industries, Inc. Line sets, made from copper tube, are used to control the flow of refrigerant gases. The acquisition was immediately accretive to earnings. Our sales force has had considerable success distributing line sets to both OEMs and wholesalers. To keep up with anticipated demand, we will construct a new line sets factory in Fulton, Mississippi, during 1997.

     On December 30, 1996, Mueller acquired the assets of Precision Tube Company, Inc., with operations in North Wales, Pennsylvania, and Salisbury, Maryland. Precision Tube manufactures copper tubing, copper alloy tubing, aluminum tubing, and fabricated tubular products. Precision Tube's largest market is the baseboard heating industry. The acquisition should be accretive to earnings in 1997.

     Mueller will continue to seek acquisitions, on a global basis, that will add to the basic value of our Company. We look for logical extensions to our existing product lines that can benefit from our manufacturing or marketing expertise. In anticipation of continued growth, Mueller increased its unsecured line-of-credit facility to $100 million in December 1996.

Philosophy

     Mueller is committed to long-term business relationships. We work every day to understand and anticipate our customers' needs. We will continue to invest the care and capital to ensure quality, availability, and service.

     Empowering employees is the key to successful change. The progress of the past few years would not have been possible without the dedication and enthusiasm of our many talented and hard-working employees. Mueller will continue to respect and to support our employees, to reward thoughtful initiative, and to provide opportunities for career advancement.

Outlook

     Economic indicators going into 1997 are favorable for our business. Housing starts are near the highest levels of the 1990s. Larger homes are being built, with more bathrooms, generating increasing demand for our products. Consumer confidence is high. Fixed rate 30-year mortgages are available at interest rates below 8 percent. These favorable economic conditions hold the promise for another good year for Mueller.

     Enthusiasm and excitement pervade Mueller. Our Company has achieved much in the past five years with each accomplishment creating new opportunities.
We will pursue these opportunities with energy and purpose.


Sincerely,

/s/Harvey L. Karp                                     /s/William D. O'Hagan
Harvey L. Karp                                        William D. O'Hagan
Chairman of the Board                                 President and Chief
                                                      Executive Officer

March 18, 1997

BUSINESS INTERESTS

STANDARD PRODUCTS DIVISION

Copper Fittings

     Copper fittings are found in virtually all water distribution systems, heating systems, and air-conditioning and refrigeration applications in residential, office and commercial construction. Mueller manufactures Streamline wrot copper fittings at four plants located in Fulton, Mississippi; Covington, Tennessee; Port Huron, Michigan; and Strathroy, Ontario, Canada. The plants convert tube produced at Mueller's copper tube mill and copper rod into over 1,500 different sizes and shapes. Our newest facility, a high-volume copper fittings plant, is adjacent to our tube mill in Fulton. This plant opened in late 1995 and increased Mueller's capacity to produce its most popular copper fittings. This specialized high-volume factory enables the Company's facility in Covington to focus on a much broader range of low-volume items, where careful scheduling and quick changeovers are critical to profitable and efficient operation. Mueller is also undertaking a modernization program at this plant in Covington to reduce conversion costs and expand capacity. Our Strathroy facility produces inch and metric sized fittings and is ISO certified. The Strathroy operation serves many of our European customers where metric sized products are required.

Plastic Fittings

     Mueller manufactures a full DWV plastic fittings product line. These operations are located in Kalamazoo, Michigan; Cerritos, California; and Upper Sandusky, Ohio. Injection molding equipment at these three plants produces over 1,000 different parts in PVC and ABS in various diameters. Recent investments in new production equipment and processing technology have greatly enhanced the Company's efficiency making Mueller a low cost producer of plastic fittings and valves. The Company plans to broaden its plastics offering in the future to better supply our customers' needs.

Copper Tube

     The Company's copper tube mill, located in Fulton, Mississippi, produces one of the broadest lines of copper tube offered by any single manufacturer. Products include dehydrated coils and nitrogen-charged straight lengths used primarily for refrigeration and air-conditioning, copper water tube in straight lengths and coils used for plumbing and construction, and redraw tubing for OEMs. We sell to plumbing and refrigeration wholesalers and to OEM customers in North America and numerous foreign countries.

     A mill modernization program, completed in 1995, included an upgrade of extrusion technology and installation of state-of-the-art tube drawing and material handling equipment, significantly increasing productivity and efficiency. Because of this investment, the Company was better able to serve its customers' growing demand for tube in 1996.

Line Sets

     The Company entered the line sets business during the second quarter by acquiring the assets of Vanguard Industries, Inc. We sell this product, which is used for controlling the flow of refrigerant gases, to both OEMs and wholesalers. Line sets are a logical extension of our product line as they are made from copper tube and are distributed by our present sales organization. The Company manufactures line sets at a separate factory in Fulton, Mississippi.

PRECISION TUBE COMPANY

     Precision Tube manufactures copper tubing, copper alloy tubing, aluminum tubing and fabricated tubular products. Precision Tube's principal product line, manufactured at its plant in North Wales, Pennsylvania, is copper tubing for the baseboard heating industry. Other applications include appliances, aircraft, connectors, medical instruments, musical instruments, and sports and leisure products.

     Precision Tube also manufactures semi-rigid and flexible coaxial cables and assemblies at its facility in Salisbury, Maryland (Coaxitube Division). Applications of these products include defense and microwave technologies. The Coaxitube Division also has exclusive North American rights to market and distribute Spinner GmbH connectors, which are used in applications where precise tolerances are critical.

     The Precision Tube acquisition, completed on December 30, 1996, is a logical extension of the Company's copper fabricating business. With access to additional capital, Precision Tube should be able to expand its customer base and improve its operating efficiency and profitability.

INDUSTRIAL PRODUCTS DIVISION

     Mueller rod products, hot forgings and impact extrusions are found in a variety of end products including plumbing brass, automotive components, valves and fittings, and industrial machinery and equipment. Industrial products are sold through service centers and to OEM customers.

Brass Rod

     The Port Huron, Michigan, mill is a leading extruder of free-machining brass rod. Mueller produces a broad range of rounds, squares, and hexagons for machining, thread rolling, and forging applications. The rod mill also produces special purpose alloys and continues to expand its line of special shapes and profiles.

     During 1996, Mueller completed a two-year, $16 million investment program at its brass rod mill. This investment included the installation of a state-of-the-art indirect extrusion press, new billet heating furnaces, rod coilers and run out conveyors, and product cleaning and material handling systems. This modernization program significantly upgrades the manufacturing process. Mueller is enhancing these operations to achieve greater throughput enabling us to satisfy the growing, changing needs of our customers.

Forgings

     The forging operation, also located in Port Huron, Michigan, produces a wide variety of brass and aluminum parts. The Company continues to invest in automated forging technology. This has opened new market opportunities for the production of high-volume, close tolerance custom parts close to final shape and dimensions.

Impact Extrusions

     Impact extrusions produced at Marysville, Michigan, are QS 9000 certified. These cold formed aluminum and copper wrot products combine toughness with versatility of design and finish. Mueller impacts enable customers to replace multi-part assemblies with simple one piece designs, resulting in increased strength, reduced weight, and improved appearance.

REFRIGERATION PRODUCTS DIVISION

     Mueller manufactures a broad line of valves, fittings, filters, driers and custom OEM products for refrigeration and air-conditioning applications at its Hartsville, Tennessee, plant. Many Hartsville products are machined and assembled from rod stock and forged products manufactured in the Company's Port Huron plants. These fittings and assemblies are used in refrigeration applications such as residential and commercial air-conditioning systems, walk-in coolers, and ice and vending machines. Customers for Mueller's refrigeration products include OEMs and refrigeration wholesalers in the United States and throughout the world.

NATURAL RESOURCE OPERATIONS

     The Utah Railway Company, established in 1912, hauls coal to connections with national carriers, power plants and to other destinations. In 1996, Utah Railway hauled 6.2 million tons of coal mined primarily in Carbon and Emery Counties, Utah. In February 1996, Utah Railway reached an agreement with the Union Pacific Railroad granting us overhead trackage rights to Grand Junction, Colorado, and access to additional coal mining customers.

     In 1996, Alaska Gold Company mined approximately 24,100 ounces of gold through open-pit and other operations. Alaska Gold will continue open-pit mining in Nome during 1997.

                                   [GRAPH]
EARNINGS PER SHARE BY QUARTER

                                             1996         1995         1994
Fourth quarter                            $     .91    $     .65    $     .50
Third quarter                                   .83          .60          .45
Second quarter                                  .71          .56          .28
First quarter                                   .69          .53          .20

                                   [GRAPH]
DEBT AS A PERCENT OF TOTAL CAPITALIZATION BY QUARTER

                                             1996         1995         1994
Fourth quarter                               14.6%        21.0%       28.1%
Third quarter                                16.8%        22.7%       30.3%
Second quarter                               18.1%        25.1%       27.3%
First quarter                                19.5%        26.7%       26.3%

FINANCIAL REVIEW

OVERVIEW

     The Company's principal business is the manufacture and sale of copper tube, brass rod, copper and plastic fittings, forgings, valves, and other products made of copper, brass, bronze, plastic and aluminum. New housing starts and commercial construction are important determinants of the Company's sales to the air-conditioning, refrigeration, and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing, commercial buildings, and other construction. A majority of the Company's product is sold through wholesalers in the plumbing, air-conditioning and refrigeration markets and to OEMs in these and other markets.

     Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of metal and the gross selling prices of its completed products. The open market price for copper cathode, for example, directly influences the selling price of copper tubing, a principal product manufactured by the Company. The Company minimizes the effects of changes in copper prices by passing base metal costs through to its customers as metal prices fluctuate.

     In 1994, Mueller adopted the LIFO method of accounting for the copper component of certain of its copper tube and fittings inventories. Management believes the LIFO method results in a better matching of current costs with current revenues. The market price of copper does, however, indirectly affect the carrying value (FIFO basis) of the Company's brass and other inventories. The Company's copper and brass inventories customarily total between 30 and 40 million pounds. "Spreads" between material costs and selling prices of finished products fluctuate based upon competitive market conditions.

     The Company also owns various natural resource properties in the Western United States and Canada. It operates a short line railroad in Utah and a placer gold mining company in Alaska. Also, certain other natural resource properties are leased while others are offered for sale. Certain properties produce rental or royalty income.


RESULTS OF OPERATIONS

1996 Performance Compared to 1995

     Consolidated net sales were $718.3 million in 1996, up $39.5 million or 5.8 percent from net sales of $678.8 million in 1995. In the manufacturing businesses, sales reached 447.0 million pounds, for a 15.1 percent volume increase over the prior year. Lower copper raw material costs, which are largely reflected in the selling price of the Company's products, account for the difference in the rates of increase in sales dollars and pounds. Natural resource sales declined to $20.3 million in 1996 from $31.9 million in 1995 due to the timing of gold sales.

     Cost of goods sold increased $4.7 million to $554.6 million in 1996. This increase is primarily attributable to higher sales volume. The Company's gross profit increased $34.8 million, or 27 percent, to $163.7 million as the Company leveraged its operating costs. This increase reflects cost reductions and yield improvements in our manufacturing operations as well as price improvements in certain product lines.

     Depreciation and amortization totaled $18.5 million in 1996 compared with $15.5 million in 1995. This increase results from heavy capital expenditure programs in recent years.

     Selling, general, and administrative expense increased $5.3 million in 1996 from $49.5 million in 1995. This increase was due mainly to the relocation of the Company's corporate office to Memphis, Tennessee, higher sales volume in 1996, increased employee incentive compensation, and growth related expenses.

     Interest expense in 1996 totaled $5.3 million, or $1.2 million more than in 1995. The Company capitalized $2.6 million less interest in 1996 on major, long-term, capital improvement programs than it capitalized in 1995 because most of these capital programs became operational in late 1995 and early 1996. Total interest payments in 1996 decreased due to reductions in long-term debt.

     The 1996 provision for environmental reserves totaled $2.0 million compared to $1.4 million in 1995. This additional provision is mainly for Mueller's Mining Remedial Recovery Company and is based on updated information and results of ongoing environmental remeditation and monitoring programs for previously identified environmental sites.

     Other income decreased to $5.3 million in 1996 from $6.1 million in 1995. This decrease was due mainly to lower rent and royalty income and a reduced gain from disposal of properties, both in our natural resource businesses. This decrease was partially offset by higher interest income as the Company's cash balance increased during 1996.

     The Company provided $27.2 million for income taxes in 1996, of which $4.1 million was deferred. The current tax expense of $23.1 million for 1996 increased due to higher taxable income. During 1996, the effective tax rate of 30.8 percent reflects the recognition of certain tax attributes discussed in Note 6 and certain favorable state tax credits including IRB financings.

Manufacturing Group

     In 1996, net sales increased $51.1 million to $698.0 million, a 7.9 percent increase over 1995. Sales volume, measured in pounds of product sold, increased 15.1 percent in 1996. Copper raw material costs were lower in 1996 than they were in 1995. Pricing changes incorporate fluctuations in raw material cost. Increased volume and spread, combined with improved operating efficiency and yield, resulted in a 35 percent improvement in gross profit.

     Operating income increased primarily due to: (i) productivity and yield improvements in manufacturing operations; (ii) selective price increases in fittings; and (iii) higher margins on copper tube.

Natural Resources Group

     Net sales of the Company's natural resources segment were $20.3 million in 1996 compared to $31.9 million in 1995. This decline was primarily due to lower gold sales, offset by increased revenues at Utah Railway. Transportation revenues of Utah Railway were $20.0 million in 1996, a 9.8 percent increase over 1995. Utah Railway hauled 6.2 million tons of coal in 1996, which was a 13.6 percent increase over 1995. Alaska Gold did not sell gold during 1996; in 1995, gold sales totaled $13.0 million (33,820 ounces). At December 28, 1996, approximately 24,100 ounces of gold remained in inventory.

1995 Performance Compared to 1994

     Consolidated net sales of $678.8 million in 1995 compares with $550.0 million in 1994. The increase is primarily attributable to higher copper prices, which are generally passed through to customers, and to higher volumes. In 1995, the Company's core manufacturing businesses shipped
388.3 million pounds of product compared to 380.6 million pounds in 1994. This improvement in shipments was due to modest market share gains in certain core product lines and the acquisition of two plastic fittings manufacturing facilities in September, 1994.

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

Manufacturing Group

     During 1995, net sales of the Company's manufacturing segment were $646.9 million. This compares to net sales of $533.4 million in 1994.
This change was primarily attributable to:  (i) sales volume increases and
(ii) pricing increases due to higher average raw material costs (primarily copper) in 1995. The Company's core manufacturing businesses shipped 388.3 million pounds of product in 1995 which compares to 380.6 million pounds in 1994.

     Operating income increased primarily due to: (i) productivity improvements at the manufacturing plants; (ii) selective price increases for copper fittings and brass rod products; and (iii) leveraging and containment of certain other costs and expenses throughout the Company.

Natural Resources Group

     Net sales of the natural resources segment were $31.9 million in 1995 compared to $16.6 million in 1994. Transportation revenues of Utah Railway increased 14.5 percent in 1995 over 1994. Utah Railway hauled 5.5 million tons of coal in 1995, compared with 4.9 million tons of coal in 1994. Gold sales were $13.0 million (33,820 ounces) in 1995 compared to $.3 million (594 ounces) in 1994. Approximately 14,500 ounces of gold, held in inventory at December, 1994, were included in the total ounces sold during 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and cash equivalent balance increased $48.6 million during 1996 to $97.0 million at year-end. Major components of the 1996 change include $78.7 million of cash provided by operating activities, $19.3 million of cash used for capital expenditures and acquisitions, and $16.3 million of cash used for repayment of long-term debt.

     Net income of $61.2 million in 1996 was the primary component of cash provided by operating activities. Depreciation and amortization of $18.5 million and deferred income taxes of $4.1 million were the primary non-cash adjustments. Major changes in working capital included a $10.1 million increase in inventories, a $5.6 million increase in receivables, and a $12.5 million increase in current liabilities. Much of this increase in inventories is attributable to gold, whereas receivables increased $5.6 million primarily from higher 1996 sales volume. Current liabilities increased due to higher federal and state tax liabilities, increased discounts and allowances from higher 1996 sales volume, certain railroad track maintenance costs and interline charges, higher accounts payable and accrued employee costs and increased reserves for certain medical, workers' compensation and insurance costs.

     Net cash used in investing activities in 1996 was $15.1 million, $19.3 million for capital expenditures and a business acquisition, offset by $4.1 million received from the sale of properties. Capital expenditures were primarily related to improvements in manufacturing technology, cost reductions, increased productivity and yield, quality improvements, and capacity expansion. A majority of these expenditures is associated with the Company's major capital improvement programs in its manufacturing businesses.

     Net cash used in financing activities totaled $15.0 million which includes $16.3 million for repayment of debt, offset by $1.3 million from sales of treasury stock under terms of outstanding stock option grants and the employee stock purchase plan.

     The Company has a $100.0 million unsecured line-of-credit agreement which expires in December 1999, but which may be extended for successive one year periods by agreement of the parties. This credit facility was increased from $50.0 million in December 1996. There are no outstanding borrowings against the credit facility. However, the Company did have $4.7 million in letters of credit backed by the credit facility at the end of 1996. At December 28, 1996, the Company's total debt was $59.7 million or
14.6 percent of its total capitalization, down from 21.0 percent at the end of 1995.

     The Company's financing obligations contain various covenants which require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all of its debt covenants.

     Management believes that cash provided by operations, and currently available cash of $97.0 million at the end of 1996, will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio is 3.5 to 1 at December 1996, compared to 3.1 to 1 at December 1995.

     The Company has approved a $25.0 million capital improvement project at its Fulton copper tube mill to improve the utilization of scrap metal and enhance the mill's refining processes. This project is also expected to improve yield and productivity and increase capacity. Moreover, the project, when completed in approximately two years, will allow the tube mill to use more scrap copper when market conditions warrant.

     The Company is also committed to an $11.0 million capital investment program to increase productivity and capacity at its plastic fittings manufacturing operations. Another important ongoing program is the modernization of the Company's low-volume, copper fittings plant in Covington, Tennessee. Modernization of this facility, which produces a broad range of low-volume copper fittings, is estimated to require approximately $7.1 million in capital improvements and will be completed in 1998. This project, when completed, will also increase output and improve efficiency. Further, the Company has approved capital expenditures totaling approximately $4.5 million to develop a prototype copper fittings distribution center in Covington, Tennessee, and expand its Fulton, Mississippi, copper tube distribution capabilities.

     These capital improvement projects will be funded with existing cash balances and cash generated by operations. Additionally, the Company is evaluating other financing alternatives for certain of these projects.

     The Company has also completed two acquisitions in fiscal 1997 as discussed in Note 12. The purchase price and working capital requirements for these acquisitions are funded from existing cash.

OTHER MATTERS

     At December 28, 1996, the Company has total environmental reserves of approximately $9.1 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

     The Company anticipates that the 1997 adoption of a recently issued accounting standard, as discussed in Note 1, will not have a material impact on the Company's financial statements.

     The impact of inflation on the Company's operations in 1996, 1995 and 1994 was not material.

OUTLOOK

     New housing starts and commercial construction are important determinants of Mueller's sales to the plumbing, air-conditioning and refrigeration markets and to OEMs. We remain optimistic about 1997 due to prevailing low mortgage interest rates which have historically stimulated the housing market.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 28, 1996, December 30, 1995 and  December 31, 1994

(In thousands, except per share data)
                                             1996         1995         1994
Net sales                                 $ 718,312    $ 678,838    $ 550,003

Cost of goods sold                          554,570      549,884      448,467
                                           --------     --------     --------
Gross profit                                163,742      128,954      101,536

Depreciation and amortization                18,472       15,452       12,689
Selling, general, and administrative
  expense                                    54,808       49,491       44,895
                                           --------     --------     --------
Operating income                             90,462       64,011       43,952

Interest expense                             (5,346)      (4,168)      (6,718)
Environmental reserves                       (2,045)      (1,421)      (2,914)
Other income, net                             5,341        6,127        6,504
                                           --------     --------     --------
Income before income taxes                   88,412       64,549       40,824
Income tax expense                          (27,239)     (19,726)     (12,898)
                                           --------     --------     --------
Net income                                $  61,173    $  44,823    $  27,926
                                           ========     ========     ========

Net income per share:
     Primary
        Average shares outstanding           19,497       19,149       19,780
        Net income                        $    3.14    $    2.34    $    1.41

     Fully diluted
        Average shares outstanding           19,499       19,328       19,780
        Net income                        $    3.14    $    2.32    $    1.41

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
As of December 28, 1996 and December 30, 1995

(In thousands, except share data)

                                                         1996           1995
ASSETS

Current assets
   Cash and cash equivalents                         $  96,956      $  48,357

   Accounts receivable, less allowance for doubtful
     accounts of $3,188 in 1996 and $2,986 in 1995      88,905         83,712

   Inventories                                          76,647         66,360

   Current deferred income taxes                         6,508          7,354

   Other current assets                                  5,696          5,255
                                                      --------       --------
Total current assets                                   274,712        211,038

Property, plant and equipment, net                     219,855        221,012

Deferred income taxes                                   10,064         13,174

Other assets                                             4,726          5,611
                                                      --------       --------
TOTAL ASSETS                                         $ 509,357      $ 450,835
                                                      ========       ========

See accompanying notes to consolidated financial statements.

As of December 28, 1996 and December 30, 1995

(In thousands, except share data)
                                                         1996           1995
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Current portion of long-term debt                 $  14,844      $  16,249
   Accounts payable                                     18,305         16,931
   Accrued wages and other employee costs               16,872         14,499
   Other current liabilities                            28,935         20,205
                                                      --------       --------
Total current liabilities                               78,956         67,884

Long-term debt                                          44,806         59,653
Pension liabilities                                      7,735          7,093
Postretirement benefits other than pensions              8,140          8,883
Environmental reserves                                   9,105          9,585
Deferred income taxes                                    2,922          2,734
Other noncurrent liabilities                             9,214          9,128
                                                      --------       --------
   Total liabilities                                   160,878        164,960
                                                      --------       --------

Minority interest in subsidiaries                          397              -

Stockholders' equity

   Preferred stock - shares authorized 4,985,000;
   none outstanding                                          -              -

   Series A junior participating preferred stock-
   $1.00 par value; shares authorized 15,000;
   none outstanding                                          -              -

   Common stock - $.01 par value; shares authorized
   50,000,000; issued 20,000,000; outstanding
   17,434,888 in 1996 and 17,349,498 in 1995               200            200

   Additional paid-in capital, common                  254,214        253,969
   Retained earnings since January 1, 1991             127,983         66,810
   Cumulative translation adjustments                   (2,805)        (2,545)
   Treasury common stock, at cost                      (31,510)       (32,559)
                                                      --------       --------
      Total stockholders' equity                       348,082        285,875

Commitments and contingencies                                -              -
                                                      --------       --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 509,357      $ 450,835
                                                      ========       ========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

(In thousands)
                                             1996         1995         1994
OPERATING ACTIVITIES:
Net income                                $  61,173    $  44,823    $  27,926
Reconciliation of net income to
   net cash provided by operating
   activities:
   Depreciation and amortization             18,472       15,452       12,689
   Provision for doubtful accounts
     receivable                                 435           75          186
   Minority interest in subsidiaries            397            -            -
   Deferred income taxes                      4,144        7,112        4,748
   Gain on disposal of properties              (973)      (1,835)      (3,159)
   Changes in assets and liabilities:
      Receivables                            (5,628)     (16,862)      (7,914)
      Inventories                           (10,070)       8,008      (20,835)
      Other assets                             (793)      (1,885)        (382)
      Current liabilities                    12,477        3,491        8,801
      Other liabilities                        (495)      (3,856)         376
      Other, net                               (439)         445         (473)
                                           --------     --------     --------
Net cash provided by operating activities    78,700       54,968       21,963
                                           --------     --------     --------
INVESTING ACTIVITIES:
Acquisition of business                        (417)           -      (12,815)
Capital expenditures                        (18,868)     (40,980)     (48,152)
Proceeds from sales of properties             4,142        3,827        5,333
Escrowed IRB proceeds                             -       16,067      (16,078)
                                           --------     --------     --------
Net cash used in investing activities       (15,143)     (21,086)     (71,712)
                                           --------     --------     --------
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt          -            -       45,343
Repayments of long-term debt                (16,252)     (18,834)     (13,318)
Acquisition of treasury stock                     -       (2,055)     (25,897)
Proceeds from the sale of treasury stock      1,294          872          777
                                           --------     --------     --------
Net cash (used in) provided by
  financing activities                      (14,958)     (20,017)       6,905
                                           --------     --------     --------
Increase (decrease) in cash and
  cash equivalents                           48,599       13,865      (42,844)
Cash and cash equivalents at the
  beginning of the year                      48,357       34,492       77,336
                                           --------     --------     --------
Cash and cash equivalents at the
  end of the year                         $  96,956    $  48,357    $  34,492
                                           ========     ========     ========

For supplemental disclosures of cash flow information, see Notes 1, 4, and 6. See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 28, 1996, December 30, 1995 and December 31, 1994 (In thousands)

                                                                      Retained
                                    Common Stock       Additional     Earnings      Cumulative        Treasury Stock
                                 Number                  Paid-In    (Accumulated    Translation     Number
                                 of Shares    Amount     Capital      Deficit)      Adjustments     of Shares   Cost      Total
Balance, December 25, 1993           20,000   $ 100    $ 236,406     $  (5,939)      $  (1,944)          834 $ (6,509)  $222,114

  Repurchase of common stock              -       -            -             -               -         1,850  (25,897)   (25,897)
  Net income                              -       -            -        27,926               -             -        -     27,926
  Issuance of shares under
    employee stock purchase plan          -       -          103             -               -           (43)     515        618
  Recognition of income tax
    benefits of preconfirmation
    net of operating loss
    carryforwards                         -       -       17,916             -               -             -        -     17,916
  Issuance of shares under
    incentive stock option plan           -       -         (174)            -               -           (39)     333        159
  Cumulative translation
    adjustments                           -       -            -             -            (888)            -        -       (888)
                                 ----------     ---      -------        ------           -----     ---------  -------    -------
Balance, December 31, 1994           20,000     100      254,251        21,987          (2,832)        2,602  (31,558)   241,948

  Repurchase of common stock              -       -            -             -               -           135   (2,055)    (2,055)
  Net income                              -       -            -        44,823               -             -        -     44,823
  Issuance of shares under
    employee stock purchase plan          -       -          110             -               -           (46)     559        669
  Issuance of shares under
    incentive stock option plan           -       -         (292)            -               -           (40)     495        203
  Cumulative translation
    adjustments                           -       -            -             -             287             -        -        287
  Par value of shares issued in
    connection with a
    two-for-one stock split               -     100         (100)            -               -             -        -          -
                                 ----------     ---      -------        ------           -----     ---------  -------   --------
Balance, December 30, 1995           20,000     200      253,969        66,810          (2,545)        2,651  (32,559)   285,875
  Net income                              -       -            -        61,173               -             -        -     61,173
  Issuance of shares under
    employee stock purchase plan          -       -          484             -               -           (40)     484        968
  Issuance of shares under
    incentive stock option plans          -       -         (239)            -               -           (46)     565        326
  Cumulative translation
    adjustments                           -       -            -             -            (260)            -        -       (260)
                                 ----------     ---      -------        ------           -----     ---------  -------   --------
Balance, December 28, 1996           20,000   $ 200    $ 254,214     $ 127,983       $  (2,805)        2,565 $(31,510)  $348,082
                                 ==========     ===      =======        ======           =====     =========  =======   ========

See accompanying notes to consolidated financial statements.






NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rods, bars and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company markets its products to the heating and air-conditioning, refrigeration, plumbing, hardware and other industries. During 1996, the Company operated thirteen factories in five states and Canada and had distribution facilities nationwide and sales representation worldwide.

     The Company also operates a short line railroad through its subsidiary Utah Railway Company and conducts placer gold mining through its subsidiary Alaska Gold Company. In addition, the Company owns interests in or leases other natural resource properties.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Mueller Industries, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest represents separate private ownership of 25 percent of Ruby Hill Mining Company and 19 percent of Richmond-Eureka Mining Company.

INVENTORIES

     The Company's inventories are valued at the lower of cost or market. The material component of certain of its copper tube and copper fittings inventories is valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of copper tube and copper fittings inventories, are valued on a first-in, first-out (FIFO) basis. Generally, inventory costs include material, labor costs and manufacturing overhead. Prior to 1994, all inventories were accounted for on a FIFO basis. See Note 2 for discussion of the accounting change.

DEPRECIATION AND AMORTIZATION

     In general, depreciation of buildings, machinery and equipment, and amortization of intangibles are provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings, 5 to 20 years for machinery and equipment, and 3 to 10 years for intangibles.

REVENUE RECOGNITION

     Revenue from the sale of products is recognized upon passage of title to the customer, which, in most cases, coincides with shipment.

EMPLOYEE BENEFITS

     The Company sponsors certain defined benefit pension plans that are noncontributory and cover certain union employees. The plans provide pension benefits based on years of service and stated benefit amounts for each year of service.

     In addition to providing pension benefits, the Company sponsors certain postretirement health and life insurance programs for certain union and salaried employees, which are accounted for on the accrual method in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. These benefits are funded on a pay-as-you-go basis and the cost is recognized as earned during the active service life of employees. Certain retirees pay a premium for health insurance which is based on benefits paid less an agreed upon amount that is paid by the Company.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related
Interpretations.

EARNINGS PER COMMON SHARE

     Primary earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding during each period. Fully diluted earnings per share are based upon the weighted average number of common shares outstanding plus the dilutive effects of all outstanding stock options.

INCOME TAXES

     The Company accounts for income taxes using the liability method required by SFAS No. 109, Accounting for Income Taxes.

CASH EQUIVALENTS

     Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 28, 1996, and December 30, 1995, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $98.1 million and $51.7 million, respectively. These carrying amounts approximate fair value.

CONCENTRATIONS OF CREDIT AND MARKET RISK

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different industries, including air-conditioning, refrigeration, plumbing, hardware, automotive, OEMs, and others.

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

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

     During 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, Environmental Remediation Liabilities (SOP 96-1), effective for fiscal years beginning after December 15, 1996. SOP 96-1 provides authoritative guidance on the recognition, measurement and disclosure of environmental remediation liabilities. The Company will adopt SOP 96-1 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of the adoption will be material.

RECLASSIFICATIONS

     Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform with the 1996 presentation.

NOTE 2 - INVENTORIES

     Inventories consist of the following:

(In thousands)
                                                      1996           1995
Raw material and supplies                         $  15,416      $  14,538
Work-in-process                                      12,540         17,133
Finished goods                                       42,041         34,681
Gold                                                  6,650              8
                                                   --------       --------
Inventories                                       $  76,647      $  66,360
                                                   ========       ========

     During 1994, the Company elected to change its method of valuing the material component of certain of its copper tube and copper fittings inventory from the FIFO method to the LIFO method. This change in accounting principle was applied to the beginning of fiscal 1994. Management believes the LIFO method results in a better matching of current costs with current revenues. Additionally, the LIFO method is widely used within the copper tube and copper fittings industry. The effect of this change reduced net income for the year ended December 31, 1994, by $9.0 million (or 46 cents per share).

     Inventories valued using the LIFO method were $20.9 million in 1996 and $21.2 million in 1995. The approximate FIFO current cost of such inventories was $26.7 million at December 28, 1996, and $35.4 million at December 30, 1995.

NOTE 3 - PROPERTIES

     Properties stated at fair value as of December 28, 1990, with subsequent additions recorded at cost, are as follows:

(In thousands)
                                                      1996           1995
Land and land improvements                        $   6,646      $   7,464
Buildings, machinery and equipment                  279,116        247,655
Construction in progress                              5,001         20,182
                                                   --------       --------
                                                    290,763        275,301

Less accumulated depreciation                       (70,908)       (54,289)
                                                   --------       --------
Property, plant and equipment, net                $ 219,855      $ 221,012
                                                   ========       ========

NOTE 4 - LONG-TERM DEBT

     Long-term debt consists of the following:

(In thousands)
                                                      1996           1995
8.38% Unsecured Notes, due through 2000           $  14,286      $  17,857
7.54% Unsecured Note Payable, due through 1999       13,000         16,000
1993 Series IRBs with interest at 6.95%, due
     through 2000                                    11,429         14,286
1994 Series IRBs with interest at 8.825%, due
     through 2001                                    11,571         14,143
Other, including capitalized lease obligations        9,364         13,616
                                                   --------       --------
                                                     59,650         75,902
Less current portion of long-term debt              (14,844)       (16,249)
                                                   --------       --------
Long-term debt                                    $  44,806      $  59,653
                                                   ========       ========

     Aggregate annual maturities of such debt are $14.8 million, $15.0 million, $15.3 million, $10.0 million and $2.4 million for the years 1997 through 2001, respectively. Interest paid in 1996, 1995 and 1994 was $5.2 million, $7.1 million and $8.1 million, respectively. During 1996 and 1995, the Company capitalized interest of $.3 million and $2.9 million, respectively, related to its major capital improvement programs. Using a discounted cash flow analysis, the book value of the Company's long-term debt approximates fair value, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.

     During the fourth quarter of 1996, the Company increased to $100.0 million its unsecured line-of-credit agreement (the Credit Facility) which expires on December 15, 1999, but may be extended for successive one year periods by agreement of the parties. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) prime rate less .50 percent,
(ii) LIBOR plus .27 percent, or (iii) Federal Funds Rate plus .65 percent. An annual commitment fee of 11 basis points per annum on the unused portion of the Credit Facility is payable quarterly. Currently, the Company has no outstanding borrowings under the Credit Facility. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit which totaled approximately $4.7 million at December 28, 1996.

     Borrowings under the above agreements require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all covenants.

     The Company leases certain facilities and equipment under operating leases expiring on various dates through 2001. The lease payments under these agreements aggregate to approximately $4.7 million in 1997, $4.4 million in 1998, $3.9 million in 1999, $2.5 million in 2000, and $.6 million in 2001. Total lease and rent expense amounted to $7.7 million in 1996, $7.4 million in 1995 and $6.9 million in 1994.

NOTE 5 - STOCKHOLDERS' EQUITY

     In 1995, the Company declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend. All presentations of share data herein, including earnings per share, have been restated to reflect the split for all periods presented.

     On November 10, 1994, the Company declared a dividend distribution of one Right for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $160 per unit, subject to adjustment. The Rights will not be exercisable, or transferable apart from the Company's common stock, until 10 days following an announcement that a person or affiliated group has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of its common stock other than pursuant to certain offers for all shares of the Company's common stock that have been determined to be fair to, and in the best interest of, the Company's stockholders. The Rights, which do not have voting rights, will be exercisable by all holders (except for a holder or affiliated group beneficially owning 15 percent or more of the Company's common stock, whose Rights will be void) so that each holder of a Right shall have the right to receive, upon the exercise thereof, at the then current exercise price, the number of shares of the Company's common stock having a market value of two times the exercise price of the Rights. All Rights expire on November 10, 2004, and may be redeemed by the Company at a price of $.01 at any time prior to either their expiration or such time that the Rights become exercisable.

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

     As of December 28, 1996, the Company had reserved 2,562,656 shares of its common stock for issuance pursuant to certain stock option plans. Additionally, the Company had reserved 15,000 shares of preferred stock for issuance pursuant to the Shareholder Rights Plan.

NOTE 6 - INCOME TAXES

     The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                             1996         1995         1994
Domestic                                  $  80,557    $  56,632    $  35,641
Foreign                                       7,855        7,917        5,183
                                           --------     --------     --------
Income before income taxes                $  88,412    $  64,549    $  40,824
                                           ========     ========     ========

     Income tax expense consists of the following:

(In thousands)
                                             1996         1995         1994
Current tax expense:
     Federal                              $  18,296    $   7,838    $   4,172
     Foreign                                  3,249        2,769        2,476
     State and local                          1,550        2,007        1,502
                                           --------     --------     --------
Current tax expense                          23,095       12,614        8,150
                                           --------     --------     --------
Deferred tax expense (benefit):
     Federal                                  3,995        7,031        5,621
     State and local                            149           81         (873)
                                           --------     --------     --------
Deferred tax expense                          4,144        7,112        4,748
                                           --------     --------     --------
Income tax expense                        $  27,239    $  19,726    $  12,898
                                           ========     ========     ========

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes, is reconciled as follows:

(In thousands)
                                             1996         1995         1994
Expected income tax expense               $  30,944    $  22,592    $  14,288
State and local income tax,
      net of federal benefit                  1,027        1,357          976
Foreign income taxes                          1,035          230          641
Reduction in valuation allowance             (4,622)      (5,006)      (1,495)
Other, net                                   (1,145)         553       (1,512)
                                           --------     --------     --------
Income tax expense                        $  27,239    $  19,726    $  12,898
                                           ========     ========     ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                      1996           1995
Deferred tax assets:
     Accounts receivable                          $   1,140      $   1,013
     Inventories                                      3,617          4,864
     Pension, OPEB and accrued items                 11,109         10,661
     Other reserves                                  11,134         10,519
     Net operating loss carryforwards                43,924         47,143
     Loss carryforward-prior abandonment
          of preferred stock                         41,301         45,228
     Alternative minimum tax credit
         carryforwards                                4,053          4,217
                                                   --------       --------
Total deferred tax assets                           116,278        123,645
Less valuation allowance                            (56,299)       (60,921)
                                                   --------       --------
Deferred tax assets, net of
     valuation allowance                             59,979         62,724
                                                   --------       --------
Deferred tax liabilities:
     Property, plant and equipment                   44,398         42,940
     Undistributed income of
         foreign subsidiaries                         1,931          1,931
     Other                                                -             59
                                                   --------       --------
Total deferred tax liabilities                       46,329         44,930
                                                   --------       --------
Net deferred tax asset                            $  13,650      $  17,794
                                                   ========       ========

     The Company's net operating loss carryforwards (NOLs) for federal income tax purposes that expire prior to 2007 are subject to an annual limitation of approximately $17.3 million through 2001 and approximately $14.4 million through 2006. This annual limitation is, among other things, based upon the Company's value and certain statutory interest rates in effect at the time a "change in ownership" occurs. A future "change in ownership", should it occur, could result in further limitations.

     The Internal Revenue Service (IRS) audit for 1992 and prior years was concluded in 1994 and resulted in no material changes. Following conclusion of that audit, the Company entered into a Closing Agreement with the IRS. This Agreement is a definitive determination on certain tax attributes, including NOLs. Following execution of this Agreement, the Company revised its estimates with respect to realization of the related deferred tax assets in future years. During 1994, the Company recognized $17.9 million of these tax attributes, which reduced the valuation allowance and allocated the benefit to paid-in capital. During 1996 and 1995, the Company recognized $.7 million and $4.5 million, respectively, of these tax attributes, reducing the deferred income tax provision in each year. As additional NOLs are utilized, the Company expects to recognize additional tax attributes over the next several years by reducing the valuation allowance. The tax effect of future recognition of any of the remaining NOLs of approximately $31.7 million will reduce the deferred income tax provisions in the periods recognized.

     As of December 28, 1996, the Company had net operating loss carryforwards available to offset future federal taxable income of $125.5 million of which $93.8 million have been recognized. These NOLs expire as follows: $31.7 million in 2000, $20.7 million in 2001, $6.5 million in 2002, $59.8 million in 2005, and $6.8 million in 2006. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that much of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.1 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     In 1995, the Company "abandoned" all its rights and interests in the Preferred Stock of Sharon Specialty Steel Inc. (a Delaware corporation) which filed for bankruptcy protection. The fair value of the preferred stock was negligible and, for book purposes, had been previously written down. However, the Preferred Stock had a tax basis of approximately $120 million. The "abandonment" of the Preferred Stock resulted in the Company recognizing a tax loss. The character of the tax loss, capital or ordinary, has not yet been definitively determined. Pending this determination, the Company reduced its valuation allowance by $3.9 million in 1996 and $1.2 million in 1995. If the character of this loss is determined to be capital, the Company's ability to realize additional benefit, if any, will be limited and recognition will occur as certain gains are realized for federal tax purposes. If this loss is determined to be ordinary, the Company may realize a substantial benefit by reducing its federal taxable income. The tax benefits relating to this loss will be recognized primarily as additions to paid-in capital and, to a lesser extent, reductions to current income tax expense. Based on current facts and circumstances, management cannot predict the likelihood that a favorable outcome will be achieved. The tax loss carryforwards from this loss will expire in 2000 if the loss is determined to be capital and will expire in 2010 if the loss is determined to be ordinary.

     Income taxes paid were approximately $19.3 million in 1996, $12.0 million in 1995 and $7.8 million in 1994.

NOTE 7 - OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

(In thousands)

                                                      1996           1995
Accrued discounts and allowances                  $   6,923      $   4,102
Freight settlements due to other railroads            6,166          4,991
Income taxes payable                                  3,389             75
Other                                                12,457         11,037
                                                   --------       --------
Other current liabilities                         $  28,935      $  20,205
                                                   ========       ========

NOTE 8 - EMPLOYEE BENEFITS

PENSION PLANS

     Pension cost for the defined benefit plans sponsored by the Company includes the following components:

(In thousands)
                                             1996         1995         1994
Service cost of benefits earned
    during the year                       $     490    $     473    $     377
Interest cost on the projected
    benefit obligation                        3,232        3,214        3,144
Actual return on plan assets                 (6,530)      (9,846)         127
Net amortization and deferral                 3,120        7,792       (2,681)
                                           --------     --------     --------
Net periodic pension cost                 $     312    $   1,633    $     967
                                           ========     ========     ========

     The expected long-term rate of return on plan assets was 8.5 percent in 1996, 1995, and 1994. Differences between the actual returns and the related expected returns on plan assets are deferred and considered in the determination of net pension cost in future periods. The decrease in 1996 pension cost resulted primarily from the amortization of actual over expected investment returns on plan assets.

     Generally, the Company contributes such amounts as are necessary to pay benefits to plan participants and to meet ERISA minimum funding requirements. The plans' investments are held by bank-administered trust funds. Prior service costs and unrecognized net gains or losses are amortized on a straight-line basis over the average future service lives of the covered group.

     A reconciliation of the funded status of the plans at December 28, 1996, and December 30, 1995, respectively, to the amounts recognized in the consolidated balance sheet is as follows:

(In thousands)

                                                      1996           1995
Actuarial present value of:
     Vested benefit obligation                    $ (39,920)     $ (39,811)
                                                   --------       --------
     Accumulated benefit obligation                 (43,766)       (43,482)
                                                   --------       --------
     Projected benefit obligation                   (43,766)       (43,482)
Plan assets at fair value held in the pension
    plan trusts, primarily listed stocks and
    U.S. Government obligations                      45,512         40,205
                                                   --------       --------
Projected benefit obligation less than
    (in excess of) plan assets                        1,746         (3,277)
Unrecognized net gain from past experience
    different from that assumed and effects of
    changes in assumptions                          (13,708)       (11,061)
Prior service cost not yet recognized in net
    periodic pension cost                             3,434          3,993
                                                   --------       --------
Accrued pension cost                              $  (8,528)     $ (10,345)
                                                   ========       ========

     The range of assumed discount rates used in determining the actuarial present value of the projected benefit obligations presented above was 7.0 percent to 7.75 percent for 1996 and 1995.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $.3 million for 1996, 1995 and 1994.

     The Company has employee savings plans that qualify under Section 401(k). Most employees of the Company (other than those covered by certain collective bargaining agreements) may participate by deferring from 1 percent to 15 percent of their eligible compensation. Beginning July 1, 1995, for employees not covered by collective bargaining agreements, the Company began matching 10 percent of each employee's contribution. The Company increased the matching percentage to 50 percent of the first 4 percent of each employee's contribution effective January 1, 1996, and 50 percent of the first 6 percent of each employee's contribution effective January 1, 1997. The Company's match vests 25 percent for each year of service. Compensation expense for the 401(k) match was $.5 million in 1996 and $.1 million in 1995.

     In 1996, the Company established a nonqualified, deferred compensation plan which permits certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals.
The expense associated with the deferred compensation plan was $.1 million in 1996. The Company has invested in corporate-owned life insurance policies to assist in funding this plan. The cash surrender value of these policies, included in "other assets", was $.8 million at December 28, 1996.

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

     In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of this liability will vary due to factors which include, among other things, the validity, interpretation and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which is classified as other noncurrent liabilities.

     The following table shows funded status reconciled with the amounts recognized in the Company's financial statements:

(In thousands)

                                                      1996           1995
Accumulated postretirement benefit obligation:
     Retirees                                     $  (8,364)     $  (8,671)
     Fully eligible active plan participants           (506)          (496)
     Other active plan participants                    (450)          (464)
                                                   --------       --------
                                                     (9,320)        (9,631)
Plan assets at fair value                                 -              -
                                                   --------       --------
Accumulated postretirement benefit obligation
     in excess of plan assets                        (9,320)        (9,631)
Unrecognized net loss                                   139            554
                                                   --------       --------
Accrued postretirement benefit cost               $  (9,181)     $  (9,077)
                                                   ========       ========

     Net periodic postretirement benefit cost was $2.0 million in 1996, $.8 million in 1995, and $.8 million in 1994. The 1996 cost includes charges of $1.3 million to establish a provision for certain of the health care and life insurance benefits described above.

     The cost of medical and life insurance benefits for retired employees reflected above does not include $.9 million at December 28, 1996, and $.9 million at December 30, 1995, related to the provision of medical and other welfare benefits under certain defined benefit multiemployer plans. The actuarially determined present value of the accumulated postretirement benefit obligation was calculated using discount rates ranging from 7.0 percent to 8.5 percent for 1996 and 1995.

     The assumed weighted average annual rate of increase in the per capita cost of covered benefits ranges from 9.05 percent to 9.95 percent for 1997 and is assumed to ultimately decrease to a rate of 6.25 percent by 2003 and remain at that level thereafter. A one percentage point increase in the assumed trend rates for each year would not have a significant effect on the expected postretirement benefit obligation.

     Included in the caption "Accrued wages and other employee costs" is the current portion of postretirement benefit obligation of $.8 million in 1996 and $.7 million in 1995.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL

     The Company is subject to environmental standards imposed by federal, state and local environmental laws and regulations. It has provided and charged to income $2.0 million in 1996, $1.4 million in 1995, and $2.9 million in 1994 for pending environmental matters related to natural resources operations. The basis for the increase is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the financial condition or results of operations of the Company.

LITIGATION

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 10 - OTHER INCOME

     Other income, net included in the consolidated statements of income consists of the following:

(In thousands)
                                             1996         1995         1994
Rent and royalties                        $   1,413    $   2,009    $   1,068
Interest income                               3,352        2,283        2,865
Gain on disposal of properties, net             973        1,835        3,159
Minority interest in income of
  subsidiaries                                 (397)           -            -
Unusual items                                     -            -       (1,140)
Other                                             -            -          552
                                           --------     --------     --------
Other income, net                         $   5,341    $   6,127    $   6,504
                                           ========     ========     ========

     During 1994, the Company recognized as unusual items a $1.1 million charge for outstanding insurance matters primarily related to estimated workers' compensation claims for years prior to 1993.

NOTE 11 - STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLANS

     The Company follows APB No. 25, in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant.

     During 1994, the stockholders approved the adoption of the 1994 Stock Option Plan (SOP Plan). Under this plan, the Company may grant options to purchase up to 400,000 shares of common stock at prices not less than the fair market value of the stock on the day of the grant. Generally, the options vest annually in 20 percent increments over a five year period beginning one year from the date of the grant. Any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the SOP Plan was adopted. The stockholders also approved the adoption of the 1994 Non-Employee Director Stock Option Plan. Options to purchase up to 50,000 shares of common stock may be granted under this plan at a price not less than the fair market value of the stock on the day of the grant. Generally, any unexercised options granted under this plan shall expire on a date which is five years from the date of option grant.

     Under the 1991 Incentive Stock Option Plan (ISO Plan), the Company may grant options to purchase up to 500,000 shares of common stock at prices not less than the fair market value of the stock on the date of grant. Generally, the options vest annually in 20 percent increments over a five year period beginning one year from the date of the grant. Any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the ISO Plan was adopted.

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

     A summary of the Company's stock option activity and related information follows:


                                                          1996
                                                            Weighted Average
                                                Options      Exercise Price
Outstanding at beginning of year               2,650,606      $    7.37
     Granted                                      74,500          37.41
     Exercised                                   (45,950)          7.14
     Expired, cancelled, or surrendered           (5,000)          4.06
                                               ---------      ---------
Outstanding at year-end                        2,674,156      $    8.22
                                               ---------      ---------
Options exercisable at year-end                2,191,456      $    5.49
                                               ---------      ---------
Weighted average fair value per option
     granted during the year                                  $   16.89
                                               ========================


                                                         1995
                                                            Weighted Average
                                                Options      Exercise Price
Outstanding at beginning of year               2,532,106      $    5.94
     Granted                                     179,000          26.31
     Exercised                                   (40,500)          5.00
     Expired, cancelled, or surrendered          (20,000)          7.06
                                               ---------      ---------
Outstanding at year-end                        2,650,606      $    7.37
                                               ---------      ---------
Options exercisable at year-end                2,086,606      $    4.87
                                               ---------      ---------
Weighted average fair value per option
     granted during the year                                  $   11.99
                                               ========================


     Exercise prices for stock options outstanding at December 28, 1996, ranged from $4.06 to $40.25. Of the 2,674,156 stock options that are outstanding at year-end, 1,800,000 are owned by Mr. Harvey Karp, and, as explained above, these options expire one year after Mr. Karp's separation from employment with the Company. The weighted average remaining life of the remaining 874,156 shares is 1.6 years, and the weighted average exercise price of these shares is $16.64.

     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using a Black-Scholes option pricing model with the following weighted average assumptions for the years 1996 and 1995: volatility factor of the expected market value of the Company's common stock of 0.344; weighted average expected life of the options of 6 years; risk free interest rate of 6.5%; and no dividend payments.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except per share data)

                                                      1996           1995
Net income                                        $  61,173      $  44,823
SFAS No. 123 compensation expense                      (560)          (164)
                                                   --------       --------
SFAS No. 123 pro forma net income                    60,613         44,659
                                                   ========       ========
Pro forma earnings per share:
     Primary                                      $    3.12      $    2.34

     Fully diluted                                $    3.12      $    2.31
                                                   ========       ========


     Because SFAS No. 123 applies only to stock-based compensation award for 1995 and future years, the pro forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, nonvested awards.

     The Amended and Restated Mueller Industries, Inc. 1991 Employee Stock Purchase Plan (the EMSP Plan) expired on June 30, 1996. Under this plan, the Company could offer to eligible employees (generally all full-time employees) options to purchase up to six shares of the Company's common stock for each $1,000 of compensation. The option price was the lower of
(i) 85 percent of the fair value of the stock on the offering date, or (ii) 85 percent of the fair value of the stock on the last day of the one-year offering period. The maximum number of shares available for sale under the EMSP Plan during all offerings was 900,000 shares. Under the EMSP Plan, 215,714 shares were issued. During the final offering period beginning July 1, 1995, and ending June 30, 1996, 39,440 shares were issued at an exercise price of $20.88 per share.


NOTE 12 - SUBSEQUENT EVENTS

     On December 30, 1996, the Company acquired the assets and certain liabilities of Precision Tube Company, Inc. (Precision) for approximately $6.8 million. Precision, which fabricates tubing and coaxial cables and assemblies, had net sales of approximately $20.0 million in 1996. Precision's tubing and coaxial divisions are located in North Wales, Pennsylvania, and Salisbury, Maryland, respectively.

     On February 28, 1997, the Company acquired certain assets of Wednesbury Tube Company (Wednesbury) for approximately $20.3 million. Wednesbury, which manufactures copper tube and is located in Bilston, West Midlands, England, had net sales of approximately $94.0 million in 1996.

     Both acquisitions will be accounted for using the purchase method.

NOTE 13 - INDUSTRY SEGMENTS

     The Company is engaged in the manufacture and sale of copper, brass, bronze, aluminum, and plastic products, and in natural resource operations consisting principally of a short line railroad, as well as the operation of a placer gold mine. Income and expenses not allocated to industry segments in computing operating income include general corporate income and expense, interest expense and interest income. General corporate assets are principally cash and temporary investments. There are no intersegment sales. During 1996, 1995 and 1994 the Company did not have significant foreign operations and, accordingly, geographical segment information is not presented. Industry segment information is as follows:

(In thousands)
                                             1996         1995         1994
Net sales:
     Manufacturing                        $ 698,026    $ 646,894    $ 533,389
     Natural resources                       20,286       31,944       16,614
                                           --------     --------     --------
                                          $ 718,312    $ 678,838    $ 550,003
                                           ========     ========     ========
Operating income:
     Manufacturing                        $  98,669    $  61,384    $  47,932
     Natural resources                        2,037        7,874        1,651
     General corporate                      (10,244)      (5,247)      (5,631)
                                            --------     --------     --------
                                             90,462       64,011       43,952
Non operating income, net                     3,296        4,706        3,590
Interest expense                             (5,346)      (4,168)      (6,718)
                                           --------     --------     --------
Consolidated income before income taxes   $  88,412    $  64,549    $  40,824
                                           ========     ========     ========
Provision for depreciation and amortization:
     Manufacturing                        $  14,594    $  11,967    $   9,845
     Natural resources                        1,388        1,157        1,159
     General corporate                        2,490        2,328        1,685
                                           --------     --------     --------
                                          $  18,472    $  15,452    $  12,689
                                           ========     ========     ========
Capital expenditures:
     Manufacturing                        $  14,277    $  38,478    $  37,095
     Natural resources                        3,131        2,198        4,028
     General corporate                        1,460          304        7,029
                                           --------     --------     --------
                                          $  18,868    $  40,980    $  48,152
                                           ========     ========     ========
Identifiable assets:
     Manufacturing                        $ 355,429    $ 339,764    $ 318,351
     Natural resources                       65,785       47,453       38,042
                                           --------     --------     --------
                                            421,214      387,217      356,393
     General corporate                       88,143       63,618       74,362
                                           --------     --------     --------
                                          $ 509,357    $ 450,835    $ 430,755
                                           ========     ========     ========

NOTE 14 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Financial results by quarter are as follows:

(In thousands, except per share data)

                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
1996
Net sales                     $ 180,515   $ 189,557   $ 175,991   $ 172,249

Gross profit (1)                 36,983      40,021      42,787      43,951

Net income                       13,292      13,897      16,182      17,802

Net income per share               .69         .71         .83         .91

1995
Net sales                       171,770     181,380     171,549     154,139

Gross profit (1)                 31,210      31,793      34,139      31,812(2)

Net income                       10,050      10,663      11,605      12,505(2)

Net income per share               .53         .56         .60         .65 (2)

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.
(2)     A change in inventory estimate was recognized.

REPORT OF INDEPENDENT AUDITORS

The Stockholders of Mueller Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 28, 1996 and December 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


                                                            ERNST & YOUNG LLP


Memphis, Tennessee
February 7, 1997,
except for the second paragraph of Note 12, as to which the date is February 28, 1997

CAPITAL STOCK INFORMATION

The high, low and closing prices of Mueller's common stock on the New York
Stock Exchange for each fiscal quarter of 1996 and 1995 were as follows:

1996                                        High         Low          Close

Fourth quarter                            $ 42 5/8     $ 36 1/8     $ 36 1/8
Third quarter                               42 3/8       31 3/8       39 3/4
Second quarter                              44 1/4       35 1/4       41 1/2
First quarter                               35 5/8       26           35 3/8


1995                                        High         Low          Close

Fourth quarter                            $ 29 1/2     $ 22 1/4     $ 29 1/4
Third quarter                               28 1/4       24 1/8       25 15/16
Second quarter                              24 15/16     16 3/8       24 5/8
First quarter                               17 1/8       14 1/4       16 11/16




     As of March 7, 1997, the number of holders of record of Mueller's common stock was 3,656. The New York Stock Exchange's closing price for Mueller's common stock on March 7, 1997 was $44 3/4.
     The Company has paid no cash dividends on its common stock and presently does not anticipate paying cash dividends in the near future.

SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                   1992         1993         1994         1995        1996
For the fiscal year:

  Net sales                    $ 517,339    $ 501,885    $ 550,003    $ 678,838    $ 718,312

  Operating income (1)            29,318       38,027       43,952       64,011       90,462

  Net income (2)                  16,666       21,136       27,926       44,823       61,173

  Net income
    per common share(2) (3)          .83         1.01         1.41         2.34         3.14
--------------------------------------------------------------------------------------------
At year-end:

  Total assets                   372,547      369,743      430,755      450,835      509,357
  Long-term debt                  62,376       54,320       76,125       59,653       44,806
---------------------------------------------------------------------------------------------

(1)   In 1994, the Company changed its method of accounting for the copper component of certain of its copper tube and copper fittings inventories to the LIFO method.
(2)   Includes charges for unusual items of $1.1 million, or $.06 per common share, in 1994, $2.0 million, or $.10 per common share, in 1993, $5.6 million, or $.28 per common share, in 1992.
(3)   Per share amounts have been restated for a two-for-one stock split effected in September, 1995.






























BOARD OF DIRECTORS

Harvey L. Karp                       Chairman of the Board,
                                     Mueller Industries, Inc.

Robert B. Hodes (1) (3)              Counsel,
                                     Willkie Farr & Gallagher

Allan Mactier (1) (2) (3)            Private Investor

William D. O'Hagan                   President and Chief Executive Officer,
                                     Mueller Industries, Inc.

Robert J. Pasquarelli (1) (2)        Metals Industry Consultant

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

CORPORATE OFFICERS

Harvey L. Karp                       Chairman of the Board

William D. O'Hagan                   President and
                                     Chief Executive Officer

Earl W. Bunkers                      Executive Vice President and
                                     Chief Financial Officer

William H. Hensley                   Vice President, General Counsel and
                                     Secretary

Lowell J. Hill                       Vice President Human Resources

Kent A. McKee                        Vice President
                                     Business Development/Investor Relations

Richard G. Miller                    Vice President and
                                     Chief Information Officer

Lee R. Nyman                         Vice President
                                     Manufacturing/Management Engineering

James H. Rourke                      Group Vice President
                                     Industrial Products Division

DIVISIONAL MANAGEMENT

STANDARD PRODUCTS DIVISION

Harvey W. Clements                   Vice President - Copper Tube
                                     Manufacturing

Roy C. Harris                        Controller

Larry D. Birch                       Vice President - Domestic Sales and
                                     Marketing

Robert L. Fleeman                    Vice President - International Sales

Gregory L. Christopher               Vice President - Supply Chain
                                     Management

Louis F. Pereira                     General Manager - Canadian Operations

Daniel R. Corbin                     General Manager - Plastic Fittings
                                     Manufacturing

Tommy L. Jamison                     General Manager - Copper Fittings
                                     Manufacturing

INDUSTRIAL PRODUCTS DIVISION

Felista S. Amburgey                  Vice President Sales - Rod

Timothy J. Keck                      Vice President Sales - Forgings/Impacts

William F. Navarre                   Vice President Manufacturing -
                                     Rod/Forgings

David F. O'Brien                     Plant Manager - Impacts

Richard D. Holmes                    Controller

REFRIGERATION PRODUCTS DIVISION

Roland P. Robichaud                  General Manager

Dennis K. Anthony                    Vice President - Sales

Kent K. Miller                       Director of Engineering

Anthony D. Donato                    Plant Manager

PRECISION TUBE DIVISION

H. Eugene Passmore                   President

Charles W. Blackledge                Vice President - Operations

John R. Gentile                      Director of Sales & Marketing

Thomas M. Sarisky                    Director or Engineering

ARAVA NATURAL RESOURCES DIVISION

Gary L. Barker                       President - Arava Natural Resources
                                     Company, Inc., Utah Railway Company and
                                     Alaska Gold Company

Michael P. Watson                    Vice President -
                                     Arava Natural Resources Company, Inc.

Michael W. Baum                      President -
                                     Mining Remedial Recovery Company

John E. West III                     Executive Vice President -
                                     Utah Railway Company

Corporate Headquarters               Mueller Industries, Inc.
                                     6799 Great Oaks Road, Suite 200,
                                     Memphis, TN 38138-2572

Annual Meeting                       The Annual Meeting of Stockholders will
                                     be held at the Fogelman Executive
                                     Center at The University of Memphis,
                                     330 Deloach Street, Memphis, Tennessee,
                                     10:00 A.M. local time, May 7, 1997.

Form 10-K                            Copies of the Company's Annual Report
                                     on Form 10-K are available upon written
                                     request c/o Mueller Industries, Inc.,
                                     P.O. Box 382100, Memphis, TN 38183-2100
                                     Attention: Investor Relations

Common Stock                         Mueller common stock is traded on the
                                     NYSE - Symbol MLI.

Independent Auditors                 Ernst & Young LLP, Memphis, Tennessee

Transfer Agent and Registrar         Continental Stock Transfer & Trust Co.,
                                     2 Broadway, New York, NY 10004

Stockholder Inquiries                To notify the Company of address
                                     changes or lost certificates,
                                     stockholders can call Continental Stock
                                     Transfer & Trust Co. at (212) 509-4000.