Form 10-K, Exhibit 13
period 1997-12-27
MUELLER INDUSTRIES INC
filed 1998-03-20
CIK 89439

                            MUELLER INDUSTRIES, INC.
                               1997 ANNUAL REPORT

MUELLER INDUSTRIES, INC.

COMPANY PROFILE

Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller's plants are located throughout the United States and in Canada, France, and Great Britain. The Company also owns a short line railroad in Utah and various natural resource properties.



BALANCED SCORECARD STRATEGIC MANAGEMENT SYSTEM

Mueller uses a management tool called the Balanced Scorecard (BSC) to focus its resources. The BSC integrates traditional financial measurements with measurements of internal process improvement, customer focus, and learning & growth.

The goals of the BSC are the continuous improvement of existing operations, the pursuit of additional areas of growth, and superior service to our customers. The achievement of these goals will benefit our customers, employees, and stockholders.

MUELLER INDUSTRIES, INC.
FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

                                                    1993        1994        1995        1996        1997
Summary of Operations

Net sales                                        $ 501,885   $ 550,003   $ 678,838   $ 718,312   $ 888,997

Sales of manufactured products
(in millions of pounds)                              362.1       380.6       388.3       447.0       545.3

Net income                                       $  21,136   $  27,926   $  44,823   $  61,173   $  69,770

Diluted earnings per share                       $    1.01   $    1.41   $    2.34   $    3.14   $    3.56

Capital expenditures                             $  11,083   $  48,152   $  40,980   $  18,868   $  36,865

Significant Year-End Data

Cash and cash equivalents                        $  77,336   $  34,492   $  48,357   $  96,956   $  69,978

Ratio of current assets to current liabilities    4.1 to 1    2.7 to 1    3.1 to 1    3.5 to 1    3.1 to 1

Long-term debt (including current portion)       $  62,711   $  94,736   $  75,902   $  59,650   $  72,093

Debt as a percent of total capitalization            22.0%       28.1%       21.0%       14.6%       14.7%

Stockholders' equity                             $ 222,114   $ 241,948   $ 285,875   $ 348,082   $ 418,040

Book value per share                             $   11.59   $   13.91   $   16.48   $   19.96   $   23.88

Number of employees                                  2,010       2,256       2,274       2,339       3,378


                                   [GRAPH]

                                        1992        1993        1994        1995        1996        1997
Net income (in millions)             $  16,666   $  21,136   $  27,926   $  44,823   $  61,173   $  69,770

Diluted earnings per share           $     .83   $    1.01   $    1.41   $    2.34   $    3.14   $    3.56











                                      -2-

             A REPORT TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES


It is a pleasure to report that in 1997 Mueller Industries, Inc. achieved its sixth consecutive year of record earnings. Sales, net earnings, pounds of product shipped, and earnings per share all once again reached record levels. In addition to strong operating performance, our Company accomplished many other significant objectives in 1997, which provide us with major opportunities in the years ahead.


Record Results

Net income increased to $69.8 million in 1997, compared to $61.2 million in 1996, a gain of 14 percent. Earnings rose to $3.56 a diluted share for 1997 from $3.14 a diluted share in the prior year.

Net sales climbed 24 percent to $889.0 million in 1997, from $718.3 million in 1996. Mueller shipped 545.3 million pounds of product in 1997, up 22 percent from 447.0 million in the prior year.

Copper prices were particularly volatile during 1997, beginning the year around $1.00 per pound, rising above $1.15 per pound in the summer, and then falling off rapidly to end the year below $0.80 per pound. Where possible, we minimize our exposure to this volatility by passing through metal costs to customers.


U.S. Manufacturing Operations

Our manufacturing operations performed well in 1997. Mueller's copper tube mill, located in Fulton, Mississippi, achieved record production levels. Yield and productivity also increased. Copper tube profitability was satisfactory, even though we experienced tighter spreads on sales in the first half of the year. Spreads did improve slightly during the second half.

In 1997, we began a two-year, $25 million capital investment program to upgrade the copper casting and refining processes at the tube mill. This investment will allow the tube mill to use a lower cost mix of copper scrap and cathode and it will increase casting capacity. The project is proceeding on schedule to be completed in early 1999. We are also investing to improve warehouse flexibility and efficiency at the tube mill, permitting more direct shipments to customers. This will reduce handling costs, improve service, and enable us to make more effective use of our inventory.

In June, we completed construction of a new line sets plant adjacent to the Fulton tube mill. We are now positioned to grow this business.

Sales of copper fittings increased modestly in 1997; however, profits rose to the best levels ever. We made significant progress modernizing our plant in Covington, Tennessee, thereby reducing material and conversion costs.

Our other copper fittings plants made significant progress during 1997. The newest fittings plant in Fulton, Mississippi, is midway through a major initiative to reduce costs and improve throughput. Our Canadian subsidiary, located in Strathroy, Ontario, remained profitable, although it suffered from declines in the European metric fittings business and the application of anti-dumping provisions in Canada.

The DWV plastic fittings business had an outstanding year, both in volume and in profits. We expanded this business by purchasing a building contiguous to our existing plant in Kalamazoo, Michigan, and are installing additional injection molding machines in this facility, and in our plants in Cerritos, California, and Upper Sandusky, Ohio.

Market demand for brass rod was strong throughout 1997. Mueller's Port Huron, Michigan, brass rod mill ran near capacity for the whole year. An improvement in our casting operations, implemented during the third quarter, boosted production to record levels. Our forgings and aluminum impacts operations, in Port Huron and Marysville, Michigan, respectively, continued to generate good profits. Also, our refrigeration products business, based in Hartsville, Tennessee, had its best year yet in both sales and earnings.

Precision Tube, purchased at the end of 1996, exceeded our expectations and had its strongest year ever.


European Manufacturing Operations

Mueller completed two substantial acquisitions during 1997. On February 28, Mueller purchased the assets of Wednesbury Tube, a copper tube manufacturer located in Bilston, England, and on May 15, we acquired operations near Paris, France. These acquisitions give Mueller a major European manufacturing and sales presence in copper plumbing tube.

We acquired these businesses for a modest investment with the objective of reducing their cost structure and increasing productivity. A program to improve these operations is currently underway. The market for copper tube in Europe represents a substantial opportunity for Mueller.


Other Businesses

The Utah Railway generated good profits in 1997. In April, the railroad entered into an agreement with The Burlington Northern and Santa Fe Railway Company to provide switching services in Utah's central corridor. This new business has the potential for additional growth.

At year-end, we completed the sale, at a small profit, of a dormant coal mining property in Hiawatha, Utah. The buyer intends to resume mining which may lead to additional business for Utah Railway.

Our open-pit placer gold mining business in Nome, Alaska, was affected by the dramatic fall in the price of gold. If gold prices do not recover, mining operations may well be curtailed.

Acquisitions

Mueller is actively seeking acquisitions that relate to our core businesses and product lines. Our strategy is to concentrate on our areas of skill and expertise, where we can leverage our existing manufacturing, sales, and distribution capabilities. An acquisition should strengthen a core business, creating economies of scale, extending a product line, or opening new markets. We will only consider a purchase in an unrelated area under special circumstances.

The candidates of greatest interest to Mueller are fundamentally sound businesses where new investment can generate long-term growth. We do not require an acquisition to be immediately accretive to earnings; but, we do insist on a clear vision of how the acquisition will build future value.


Financial Structure

Our balance sheet remains strong, providing great flexibility and ample financial resources for the future growth of the Company. At year-end, our current ratio was in excess of 3 to 1, debt as a percent of total capitalization was only 14.7 percent, our cash position was approximately $70 million, and we have not drawn on our $100 million line-of-credit.


Balanced Scorecard

The Balanced Scorecard (BSC) is a strategic management system which aligns individual and organizational initiatives. This is accomplished, in part, by broadening the traditional financial measurements to include measurements of internal process improvement, customer focus, and learning & growth. Our management team is employing the BSC in each business unit and is expanding its application throughout the Company. The BSC will help Mueller maintain the dynamic environment needed to achieve our long-term goals. Our customers, employees, and stockholders will benefit from the disciplined strategic focus the BSC brings to management.


Outlook

Many factors underlying the U.S. economy are favorable for our business. Long-term mortgage rates are low and appear to be headed even lower. The leading economic indicators remain strong. Unemployment is low and consumer confidence remains high. Housing demographics are excellent, the housing affordability index is near its 25-year best, and the stock of unsold homes continues to trend down. These favorable economic conditions hold promise for another good year for the Company.

Mueller's rapid progress over the past six years was achieved through the talents and dedication of our employees. They are committed to being the best.

We are committed to enhancing the value of our stockholders' investment.
We are fortunate to have many outstanding opportunities to pursue, and will do so with vigor and purpose.

Sincerely,

/s/Harvey L. Karp                                     /s/William D. O'Hagan
Harvey L. Karp                                        William D. O'Hagan
Chairman of the Board                                 President and Chief
                                                      Executive Officer

March 18, 1998

                         STANDARD PRODUCTS DIVISION

The Standard Products Division manufactures copper tube and fittings, plastic fittings, and line sets. These products are manufactured at nine factories throughout the U.S. and in Canada, and are marketed primarily to wholesalers.

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

To better serve our customers' growing demand for copper tube, we launched a project in 1997 to significantly improve warehouse flexibility and efficiency. This expansion will permit more direct shipments to customers. By reducing handling, we will improve on-time delivery and response time and minimize the chance for product damage during shipment.

Copper Fittings

Copper fittings are found in virtually all water distribution systems, heating systems, and air-conditioning and refrigeration applications in residential, office, and commercial construction. Mueller manufactures Streamline wrot copper fittings at four plants located in Fulton, Mississippi; Covington, Tennessee; Port Huron, Michigan; and Strathroy, Ontario, Canada. The plants convert tube, primarily produced at Mueller's copper tube mill, and copper rod into over 1,500 different sizes and shapes of fittings.

Our newest copper fittings plant is adjacent to our tube mill in Fulton. This plant opened in late 1995 and increased Mueller's capacity to produce its most popular copper fittings. This highly automated factory enables the Company's facility in Covington to focus on a broad range of low-volume items, where careful scheduling and quick changeovers are critical to profitable and efficient operation. During 1997, substantial progress was made in a modernization program to reduce conversion costs and expand capacity. Our Strathroy facility produces inch and metric-sized fittings and is ISO certified. The Strathroy operation serves many of our European customers who require metric-sized products.

Plastic Fittings

Mueller offers a full line of DWV plastic fittings. Operations are located in Kalamazoo, Michigan; Cerritos, California; and Upper Sandusky, Ohio. Injection molding machines at these plants produce over 1,000 different parts in PVC and ABS materials. Recent investments in new production equipment and processing technology have greatly enhanced the Company's efficiency, making Mueller a low cost producer of plastic fittings. Opportunities exist for the Company to broaden its plastics offering in the future by expanding beyond DWV.

Line Sets

The Company manufactures line sets at a factory near its Fulton, Mississippi, copper tube mill. This product, which is used for controlling the flow of refrigerant gases, is sold to both OEMs and wholesalers. Product uses include air-conditioning, ice machine, and other refrigeration applications. Line sets are insulated copper tube coils ranging from 10 to 100 feet in length and are available in plain ends or quick connectors.


                        INDUSTRIAL PRODUCTS DIVISION

Mueller rod products, hot forgings and impact extrusions are found in a variety of end products including plumbing brass, automotive components, valves and fittings, and industrial machinery and equipment. Industrial products are marketed to service centers and OEM customers.

Brass Rod

The Port Huron, Michigan, mill is a leading extruder of brass rod. Mueller produces a broad range of round, square, and hexagon rod for machining, thread rolling, and forging applications. The rod mill also produces special purpose alloys and continues to expand its line of special shapes and profiles.

Mueller's brass rod mill includes state-of-the-art extrusion, billet heating, coiling, product cleaning, and material handling systems. Recent upgrades have significantly improved the manufacturing process. Further enhancements are regularly being evaluated to enable us to satisfy the growing, changing needs of our customers.

Forgings

The forging operation, also located in Port Huron, Michigan, produces a wide variety of brass and aluminum parts. The Company continues to invest in automated forging technology. This has opened new market opportunities for the production of high-volume, close tolerance, custom parts.

Impact Extrusions

Impact extrusions, produced at Marysville, Michigan, are QS 9000 certified. These cold formed aluminum and copper products combine toughness with versatility of design and finish. Impacts enable customers to replace multi-part assemblies with simple, one-piece designs, resulting in increased strength, reduced weight, and improved appearance.

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

EUROPEAN OPERATIONS

During 1997, the Company acquired two European copper tube manufacturers. The combined presence of these operations assures Mueller a significant position in the European copper tube business.

We have identified many opportunities to achieve significant yield, productivity, and cost improvements at these operations. Projects are already underway to realize these benefits. When these projects are complete, our European operations should become a significant contributor to Mueller's earnings.

PRECISION TUBE DIVISION

Precision Tube manufactures specialty copper, copper alloy, and aluminum tubing. Precision Tube's principal product line, manufactured at its plant in North Wales, Pennsylvania, is copper tubing for the baseboard heating industry. Precision Tube also manufactures tubular products for appliances, aircraft, connectors, medical instruments, musical instruments, and sports and leisure products.

Precision Tube also operates a factory in Salisbury, Maryland, which manufactures semi-rigid and flexible coaxial cables and assemblies.

UTAH RAILWAY COMPANY

The Utah Railway Company, established in 1912, hauls coal to connections with national carriers, power plants, and to other destinations. In 1997, Utah Railway transported 4.9 million tons of coal, mined primarily in Carbon and Emery counties, Utah. Also during 1997, Utah Railway began a new line of business providing train switching services in Utah's central corridor.

                             BALANCED SCORECARD

The BSC integrates traditional financial measurements with additional measurements of performance, emphasizing those characteristics needed for the long-term creation of value. The four key perspectives and desired outcomes of the BSC are:

INTERNAL BUSINESS PROCESSES-INCREASE EFFICIENCY, EFFECTIVITY, AND
PRODUCTIVITY

Our objectives are to produce the highest quality products and to do so at the lowest cost. This requires that we use flexible and responsive manufacturing processes, eliminate non-value added activities, and achieve material cost reductions.

Over the past 5 years, Mueller has spent or committed over $150 million in capital projects to promote these goals. Here are two examples of recent projects:

* In 1997, we committed $25 million to build a casting and refining facility at our Fulton, Mississippi, copper tube mill. This project will enable us to use the optimum mix of copper scrap and cathode, and should eliminate competitive disadvantage. The new facility will be completed by early 1999.

* Similarly, we are benefiting from the installation of an additional melter at our Port Huron, Michigan, brass mill. The benefits include improved capacity, flexible product scheduling, and reduced maintenance costs.

We continue to find many internal areas of our business which merit additional investment. We are determined to become a world class manufacturer of every product we offer. We have made substantial progress to date, but much more can be accomplished.

CUSTOMER-EXCEED MARKET GROWTH WHILE IMPROVING MARGINS

We intend to grow our business by achieving customer satisfaction, and along with it, customer confidence that Mueller is a resource, not just a source. Here are a few examples of Mueller's ongoing efforts in this regard:

* We have provided our customer service professionals with improved information technology to monitor customer orders, determine the availability of inventory, place production orders, and advise on delivery dates, pricing, etc. Moreover, our customer service teams are structured so that customers will always have access to needed information.

* To assure prompt and timely delivery, we are investing in a state-of-the-art picking and packing warehouse system in Covington, Tennessee. When fully functional, this facility will virtually eliminate shipping errors as product is automatically scanned and tracked during the order-filling process.

* At our brass rod mill in Port Huron, Michigan, we now use technology which balances customer demand and orders against the mill's capacity. This scheduling system maximizes plant throughput while improving on-time deliveries.

Mueller plans to make additional investments in resources and people to provide our customers with the very best service in our industry.

LEARNING & GROWTH-CREATE A CLIMATE FOR ACTION

We believe that developing the skills and unleashing the talents of our employees is the key to achieving a sustained competitive advantage. For example, Mueller Tool & Machine was created to enhance and develop our own capability to build tools and equipment for our manufacturing sites to maintain competitive advantage.

Our goal is to create a climate where change is embraced and entrepreneurship is esteemed. We foster an atmosphere of action, risk-taking, self-improvement, and leadership. We know that employee satisfaction is an essential element to employee productivity. We tie employee compensation to attainment of financial and operating goals.

FINANCIAL-CREATE GROWTH AND ADD VALUE

Management's financial objectives are clear-use the Company's assets to create growth and add value. Creating value takes time and cannot always be measured on a quarterly basis.

We plan to grow over time by making capital improvements which provide an attractive return on investment, by expanding our product lines, by leveraging our sales and distribution systems, by reducing our cost structure, and by making acquisitions which are financially attractive and add to our opportunities.

Since 1992, our pre-tax earnings have grown at an average compounded rate of 33 percent per year. We believe the Balanced Scorecard strategic management system will help management develop, evaluate, and execute strategic plans and initiatives to continue growing. As we complete its implementation throughout the Company, we anticipate the BSC will have an even greater impact in the future.

                              FINANCIAL REVIEW

OVERVIEW

Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings, brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller's plants are located throughout the United States and in Canada, France and Great Britain. The Company also owns a short line railroad in Utah and natural resource properties in the Western U.S.

New housing starts and commercial construction are important determinants of the Company's sales to the air-conditioning, refrigeration, and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings. The Company's product is sold to wholesalers in the plumbing, air-conditioning and refrigeration markets and to OEMs in these and other markets.

During 1997, the Company acquired two European copper tube manufacturers. Wednesbury Tube is located in Bilston, England, and Desnoyers S.A. is located near Paris, France. These acquisitions give the Company a major manufacturing and sales presence in Europe.

Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of metal and the selling prices of its completed products. The open market price for copper cathode, for example, directly influences the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of changes in copper prices by passing base metal costs through to its customers as metal prices fluctuate. "Spreads" fluctuate based upon competitive market conditions.

RESULTS OF OPERATIONS

1997 PERFORMANCE COMPARED TO 1996

Consolidated net sales of $889.0 million in 1997 compares with $718.3 million in 1996. The increase was due to acquisitions, internal growth, and gold sales of $15.5 million. Businesses acquired during 1997 added approximately $128.6 million to net sales. In 1997, the Company's core manufacturing businesses shipped 545.3 million pounds of product compared to 447.0 million pounds in 1996. Of this increase, 73.9 percent was attributable to acquired businesses. Net sales were also affected by lower copper prices, which were partially offset by higher prices of other products.

Cost of goods sold totaled $704.8 million in 1997 compared to $554.6 million in 1996. The increase is primarily attributable to acquisitions, higher sales volume, and gold sales. The Company's gross profit, excluding acquisitions, was 23.4 percent compared to 22.8 percent in 1996. This improvement resulted from continued higher yields, cost reductions, and certain price increases. Including acquisitions, gross profit increased $20.5 million to $184.2 million, or 20.7 percent of net sales in 1997.

Depreciation and amortization totaled $21.0 million in 1997 compared to $18.5 million in 1996. This increase was due to heavy capital expenditure programs in recent years and to the 1997 acquisitions.

Selling, general, and administrative expense increased $8.7 million in 1997 to $63.5 million or 7.1 percent of net sales. It was 7.6 percent in 1996. The 1997 amount of increase was due mainly to the acquisitions and higher sales volume.

Interest expense decreased 7.1 percent in 1997 to $5.0 million compared to $5.3 million in 1996. The provision for environmental reserves totaled $3.1 million in 1997 compared to $2.0 million in 1996. The 1997 provision relates to Mining Remedial Recovery Company, a non-core subsidiary, and is based on updated information and results of ongoing environmental remediation and monitoring programs at previously identified sites. Other income increased $3.8 million in 1997 from $5.3 million in 1996. This increase occurred primarily from higher gold royalty income and gains from the sale of coal mining property in Hiawatha, Utah, and certain other properties at Alaska Gold.

The Company provided $31.1 million for income taxes in 1997, of which $2.8 million was deferred. Current tax expense of $28.3 million increased $5.1 million over 1996 because of higher taxable income. The 30.8 percent effective tax rate for 1997, which is equal to the 1996 rate, reflects the recognition of certain tax attributes discussed in Note 6 and certain favorable state tax credits including IRB financings.

The Company's employment level increased to 3,378 at year-end.
Substantially all of the additional employees relate to businesses acquired during 1997.

Manufacturing Group

Net sales in 1997 increased 22.2 percent to $853.3 million compared to $698.0 million in 1996. Measured in pounds of product sold, 1997 sales totaled 545.3 million pounds or 22.0 percent over 1996 levels.
Acquisitions accounted for 73.9 percent of the increase. Copper raw material costs, on average, were lower in 1997 than in 1996, and they were particularly volatile. They began the year at around $1.00 per pound, reached a high of around $1.15 per pound mid-year, and then closed the year below $0.80 a pound. Pricing changes of finished product incorporate fluctuations in raw material costs. Increased volume combined with improved spreads in certain products, better yield and productivity in most products, and lower costs, resulted in strong operating income. Copper tube spreads for 1997 were lower, on average, than 1996.

Mueller uses the LIFO method to value the copper component of certain of its copper tube and fittings inventories in the United States. The market price of copper also indirectly affects the carrying value (FIFO basis) of the Company's brass and other metal inventories. Inventory at our newly acquired European businesses was valued on a FIFO basis.

Other Businesses

Net sales were $35.7 million in 1997 compared to $20.3 million in 1996. This increase was primarily due to the sale of $15.5 million of gold in 1997. None was sold in 1996. Transportation revenues at the Utah Railway were $19.7 million in 1997 compared to $20.0 million in 1996. The Utah Railway hauled 4.9 million tons of coal in 1997, down 21.7 percent from 1996 levels. This decline was the result of temporary operating difficulties at the mines we serve, along with service disruptions in the Union Pacific system. Revenue and earnings from The Burlington Northern and Santa Fe train switching services agreement in Utah's central corridor partially offset the 1997 operating results from the decline in tons of coal hauled. In December 1997, Mueller sold its dormant coal mining assets in Utah for a small profit, to a buyer who plans to resume coal mining. This may lead to additional coal transportation business for Utah Railway in the future. Alaska Gold sold 54,500 ounces of gold in 1997. This included production and royalty gold from both 1997 and 1996.

1996 PERFORMANCE COMPARED TO 1995

Consolidated net sales were $718.3 million in 1996, up $39.5 million or 5.8 percent from net sales of $678.8 million in 1995. In the manufacturing businesses, sales reached 447.0 million pounds, for a 15.1 percent volume increase over the prior year. Lower copper raw material costs, which are largely reflected in the selling price of the Company's products, account for the difference in the rates of increase in sales dollars and pounds.
In the other businesses, sales declined to $20.3 million in 1996 from $31.9 million in 1995 due to the timing of gold sales.

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

The 1996 provision for environmental reserves totaled $2.0 million compared to $1.4 million in 1995. This additional provision was based on updated information and results of ongoing environmental remediation and monitoring programs at previously identified environmental sites.

Other income decreased to $5.3 million in 1996 from $6.1 million in 1995. This decrease was due mainly to lower rent and royalty income and a reduced gain from disposal of properties. This decrease was partially offset by higher interest income as the Company's cash balance increased during 1996.

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

Other Businesses

Net sales were $20.3 million in 1996 compared to $31.9 million in 1995. This decline was primarily due to lower gold sales, offset by increased revenues at Utah Railway. Transportation revenues of Utah Railway were $20.0 million in 1996, a 9.8 percent increase over 1995. Utah Railway hauled 6.2 million tons of coal in 1996, which was a 13.6 percent increase over 1995. Alaska Gold did not sell gold during 1996; in 1995, gold sales totaled $13.0 million (33,820 ounces). At December 28, 1996, approximately 24,100 ounces of gold remained in inventory.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalent balance decreased $27.0 million during 1997 to $70.0 million at year-end. Major components of the 1997 change include $52.9 million of cash provided by operating activities, $90.1 million of cash used for investing activities, and $10.0 million of cash provided by financing activities.

Net income of $69.8 million in 1997 was the primary component of cash provided by operating activities. Depreciation and amortization of $21.0 million and deferred income taxes of $2.8 million were the primary non-cash adjustments. Major changes in working capital included a $24.4 million increase in receivables, a $5.4 million increase in other assets, and a $5.4 million decrease in other liabilities. Receivables increased $24.4 million primarily due to the funding of Wednesbury receivables and internal domestic growth. The Wednesbury receivable portfolio was not purchased at acquisition date.

Major changes impacting net cash used in investing activities in 1997 included $36.9 million for capital expenditures and $37.9 million for business acquisitions, offset by $5.8 million received from the sale of non-manufacturing properties. The remaining major component pertains to the portion of IRB proceeds which are escrowed. Capital expenditures were primarily related to improvements in manufacturing technology, cost reductions, increased productivity and yield, quality improvements, and capacity expansion. A majority of these expenditures are associated with the Company's major capital improvement programs in its manufacturing businesses.

Net cash provided by financing activities totaled $10.0 million. In 1997, the Company entered into IRB financing agreements for two capital projects in Mississippi. These IRB financing obligations totaled $27.5 million of which $21.1 million remained in escrow at the 1997 year-end. These IRBs have favorable tax attributes. Also, during 1997 the Company repaid $18.1 million of its debt.

The Company has a $100.0 million unsecured line-of-credit agreement which expires in May, 2001, but which may be extended for successive one year periods by agreement of the parties. There are no outstanding borrowings against the credit facility. However, the Company did have approximately $5.0 million in letters of credit backed by this credit facility at the end of 1997. At December 27, 1997, the Company's total debt was $72.1 million or 14.7 percent of its total capitalization.

The Company's financing obligations contain various covenants which require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all of its debt covenants.

The Company has approved a $25.3 million capital improvement project at its Fulton copper tube mill to improve the utilization of scrap metal and enhance the mill's refining processes. This project is also expected to improve yield and productivity and increase casting capacity. Moreover, the project, when completed in early 1999, will allow the tube mill to use more scrap copper when market conditions warrant.

Another important ongoing program is the modernization of the Company's copper fittings plant in Covington, Tennessee. Modernization of this facility, which produces a broad range of low-volume copper fittings, is estimated to require approximately $7.3 million for capital improvements and will be completed in 1999. This project, when completed, will also increase output and improve efficiency.

Mueller also has programs under way to make improvements in the near-term at its recently acquired European operations. Further, the Company is also considering various long-term capital investments for these businesses which will further improve their cost structure and productivity.

Management believes that cash provided by operations, and currently available cash of $70.0 million, will be adequate to meet the Company's normal future capital expenditure and operational needs. Additionally, certain capital improvement projects will be funded with escrowed IRB cash. The Company's current ratio is 3.1 to 1 at December 27, 1997.

OTHER MATTERS

At December 27, 1997, the Company has total environmental reserves of approximately $10.4 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

The Company anticipates that the 1998 adoption of recently issued accounting standards, as discussed in Note 1, will not have a material impact on the Company's financial statements.

During 1997, the Securities and Exchange Commission issued new disclosure rules related to derivatives and exposures to market risk from derivative financial instruments, other financial instruments, and certain derivative commodity instruments. The Company is currently evaluating these disclosure requirements which are required for annual reports on years ending after June 15, 1998.

The impact of inflation on the Company's operations in 1997, 1996, and 1995 was not material.

The Company has established a Year 2000 program to evaluate, confirm compliance, and identify any necessary changes to its information and operations systems to address Year 2000 requirements. Mueller has retained a consulting firm specializing in this area to assist in the program. There are four phases to this program: assessment, inventory, test and certification, and correction. The first phase, which to date has focused primarily on North American operations, is nearing completion. Certain financial systems of our European businesses are not Year 2000 compliant. This matter, along with requirements to accommodate the Euro single currency, will be resolved within the context of an overall upgrade to these information systems. Based on results to date, we do not expect that the incremental costs associated with Year 2000 issues will have a material impact on the Company's results of operations, financial condition, or cash flows.

OUTLOOK

New housing starts and commercial construction are important determinants of Mueller's sales to the plumbing, air-conditioning and refrigeration markets. We believe the U.S. economic background continues to be very favorable for our businesses:

*  Long-term mortgage rates are currently in the 7 percent range.
*  Leading economic indicators remain strong.
*  Unemployment is low.
*  Consumer confidence remains high.
*  Housing affordability is near its 25-year best.

These are favorable economic conditions and, should they persist, they will provide Mueller with a favorable economic environment in 1998.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 27, 1997, December 28, 1996, and December 30, 1995

(In thousands, except per share data)
                                             1997         1996         1995
Net sales                                 $ 888,997    $ 718,312    $ 678,838

Cost of goods sold                          704,801      554,570      549,884
                                           --------     --------     --------
Gross profit                                184,196      163,742      128,954

Depreciation and amortization                20,998       18,472       15,452
Selling, general, and administrative
  expense                                    63,489       54,808       49,491
                                           --------     --------     --------
Operating income                             99,709       90,462       64,011

Interest expense                             (4,968)      (5,346)      (4,168)
Environmental reserves                       (3,100)      (2,045)      (1,421)
Other income, net                             9,180        5,341        6,127
                                           --------     --------     --------
Income before income taxes                  100,821       88,412       64,549
Income tax expense                          (31,051)     (27,239)     (19,726)
                                           --------     --------     --------
Net income                                $  69,770    $  61,173    $  44,823
                                           ========     ========     ========

Weighted average shares
  for basic earnings per share               17,499       17,399       17,323
Effect of dilutive stock options              2,126        2,098        1,826
                                           --------     --------     --------
Adjusted weighted average shares
  for diluted earnings per share             19,625       19,497       19,149
                                           --------     --------     --------
Basic earnings per share                  $    3.99    $    3.52    $    2.59
                                           ========     ========     ========
Diluted earnings per share                $    3.56    $    3.14    $    2.34
                                           ========     ========     ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
As of December 27, 1997 and December 28, 1996

(In thousands)

                                                         1997           1996
ASSETS

Current assets
   Cash and cash equivalents                         $  69,978      $  96,956

   Accounts receivable, less allowance for doubtful
     accounts of $3,680 in 1997 and $3,188 in 1996     128,902         88,905

   Inventories                                          98,181         76,647

   Current deferred income taxes                         5,023          6,508

   Other current assets                                  6,967          5,696
                                                      --------       --------
Total current assets                                   309,051        274,712

Property, plant and equipment, net                     260,364        219,855

Deferred income taxes                                    7,837         10,064

Other assets                                            33,524          4,726
                                                      --------       --------
TOTAL ASSETS                                         $ 610,776      $ 509,357
                                                      ========       ========

See accompanying notes to consolidated financial statements.

As of December 27, 1997 and December 28, 1996

(In thousands, except share data)
                                                         1997           1996
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Current portion of long-term debt                 $  18,980      $  14,844
   Accounts payable                                     30,530         18,305
   Accrued wages and other employee costs               21,095         16,872
   Other current liabilities                            29,952         28,935
                                                      --------       --------
Total current liabilities                              100,557         78,956

Long-term debt                                          53,113         44,806
Pension liabilities                                      6,743          7,735
Postretirement benefits other than pensions              7,479          8,140
Environmental reserves                                  10,368          9,105
Deferred income taxes                                    2,040          2,922
Other noncurrent liabilities                            11,745          9,214
                                                      --------       --------
   Total liabilities                                   192,045        160,878
                                                      --------       --------

Minority interest in subsidiaries                          691            397

Stockholders' equity

   Preferred stock - shares authorized 4,985,000;
   none outstanding                                          -              -

   Series A junior participating preferred stock-
   $1.00 par value; shares authorized 15,000;
   none outstanding                                          -              -

   Common stock - $.01 par value; shares authorized
   50,000,000; issued 20,000,000; outstanding
   17,508,708 in 1997 and 17,434,888 in 1996               200            200

   Additional paid-in capital, common                  253,928        254,214
   Retained earnings since January 1, 1991             197,753        127,983
   Cumulative translation adjustments                   (3,232)        (2,805)
   Treasury common stock, at cost                      (30,609)       (31,510)
                                                      --------       --------
      Total stockholders' equity                       418,040        348,082

Commitments and contingencies                                -              -
                                                      --------       --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 610,776      $ 509,357
                                                      ========       ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 27, 1997, December 28, 1996, and December 30, 1995

(In thousands)
                                             1997         1996         1995
OPERATING ACTIVITIES:
Net income                                $  69,770    $  61,173    $  44,823
Reconciliation of net income to net cash
   provided by operating activities:
   Depreciation and amortization             20,998       18,472       15,452
   Provision for doubtful accounts
     receivable                                 107          435           75
   Minority interest in subsidiaries            294          397            -
   Deferred income taxes                      2,830        4,144        7,112
   Gain on disposal of properties            (3,702)        (973)      (1,835)
   Changes in assets and liabilities:
      Receivables                           (24,422)      (5,628)     (16,862)
      Inventories                             1,329      (10,070)       8,008
      Other assets                           (5,451)        (793)      (1,885)
      Current liabilities                    (3,543)      12,477        3,491
      Other liabilities                      (5,416)        (495)      (3,856)
      Other, net                                136         (439)         445
                                           --------     --------     --------
Net cash provided by operating activities    52,930       78,700       54,968
                                           --------     --------     --------

INVESTING ACTIVITIES:
Acquisition of businesses                   (37,874)        (417)           -
Capital expenditures                        (36,865)     (18,868)     (40,980)
Proceeds from sales of properties             5,826        4,142        3,827
Escrowed IRB proceeds                       (21,146)           -       16,067
                                           --------     --------     --------
Net cash used in investing activities       (90,059)     (15,143)     (21,086)
                                           --------     --------     --------

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt     27,500            -            -
Repayments of long-term debt                (18,133)     (16,252)     (18,834)
Acquisition of treasury stock                     -            -       (2,055)
Proceeds from the sale of treasury stock        615        1,294          872
                                           --------     --------     --------
Net cash provided by (used in)
  financing activities                        9,982      (14,958)     (20,017)
                                           --------     --------     --------

See accompanying notes to consolidated financial statements.








Years Ended December 27, 1997, December 28, 1996, and December 30, 1995

(In thousands)
                                             1997         1996         1995
Effect of exchange rate changes on cash   $     169    $       -    $       -
                                           --------     --------     --------
(Decrease) increase in cash and
  cash equivalents                          (26,978)      48,599       13,865
Cash and cash equivalents at the
  beginning of the year                      96,956       48,357       34,492
                                           --------     --------     --------
Cash and cash equivalents at the
  end of the year                         $  69,978    $  96,956    $  48,357
                                           ========     ========     ========

For supplemental disclosures of cash flow information, see
Notes 1, 4, 6, and 12.
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 27, 1997, December 28, 1996, and December 30, 1995 (In thousands)

                                    Common Stock       Additional                  Cumulative     Treasury Stock
                                 Number                Paid-In     Retained        Translation   Number
                                 of Shares   Amount    Capital     Earnings        Adjustments   of Shares  Cost      Total
Balance, December 31, 1994        20,000     $ 100     $ 254,251   $  21,987       $  (2,832)     2,602    $(31,558)  $241,948
  Repurchase of common stock           -         -             -           -               -        135      (2,055)    (2,055)
  Net income                           -         -             -      44,823               -          -           -     44,823
  Issuance of shares under
    employee stock purchase plan       -         -           110           -               -        (46)        559        669
  Issuance of shares under
    incentive stock option plan        -         -          (292)          -               -        (40)        495        203
  Cumulative translation
    adjustments                        -         -             -           -             287          -           -        287
  Par value of shares issued in
    connection with a
    two-for-one stock split            -       100          (100)          -               -          -           -          -
                                 -------       ---       -------     -------           -----     ------     -------   --------
Balance, December 30, 1995        20,000       200       253,969      66,810          (2,545)     2,651     (32,559)   285,875
  Net income                           -         -             -      61,173               -          -           -     61,173
  Issuance of shares under
    employee stock purchase plan       -         -           484           -               -        (40)        484        968
  Issuance of shares under
    incentive stock option plans       -         -          (239)          -               -        (46)        565        326
  Cumulative translation
    adjustments                        -         -             -           -            (260)         -           -       (260)
                                 -------       ---       -------     -------           -----     ------     -------   --------
Balance, December 28, 1996        20,000       200       254,214     127,983          (2,805)     2,565     (31,510)   348,082
  Net income                           -         -             -      69,770               -          -           -     69,770
  Issuance of shares under
    incentive stock option plan        -         -          (286)          -               -        (74)        901        615
  Cumulative translation
    adjustments                        -         -             -           -            (427)         -           -       (427)
                                 -------       ---       -------     -------           -----     ------     -------    -------
Balance, December 27, 1997        20,000     $ 200     $ 253,928   $ 197,753       $  (3,232)     2,491    $(30,609)  $418,040
                                 =======       ===       =======     =======           =====     ======     =======    =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. The Company markets its products to the heating and air-conditioning, refrigeration, plumbing, hardware, and other industries. During 1997, the Company operated eighteen factories in seven states, Canada, Great Britain, and France and had distribution facilities nationwide and sales representation worldwide.

The Company also operates a short line railroad through its subsidiary, Utah Railway Company, and conducts placer gold mining through its subsidiary, Alaska Gold Company. In addition, the Company owns interests in or leases other natural resource properties in the Western U.S.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Mueller Industries, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest represents separate private ownership of 25 percent of Ruby Hill Mining Company and 19 percent of Richmond-Eureka Mining Company.

INVENTORIES

The Company's inventories are valued at the lower of cost or market. The material component of certain of its U.S. copper tube and copper fittings inventories is valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of U.S. copper tube and copper fittings inventories, are valued on a first-in, first-out (FIFO) basis. Generally, inventory costs include material, labor costs, and manufacturing overhead.

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

EARNINGS PER COMMON SHARE

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (SFAS No. 128). This statement replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share for the Company is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements.

INCOME TAXES

The Company accounts for income taxes using the liability method required by SFAS No. 109, Accounting for Income Taxes.

CASH EQUIVALENTS

Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 27, 1997, and December 28, 1996, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $70.9 million and $98.1 million, respectively. These carrying amounts approximate fair value.

CONCENTRATIONS OF CREDIT AND MARKET RISK

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different industries, including air-conditioning, refrigeration, plumbing, hardware, automotive, OEMs, and others.

The Company minimizes its market risk of base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

The risk related to certain inventories is reduced by entering into forward contracts. Under these arrangements, specific quantities of base metal are sold forward and require financial settlement or physical delivery at the contract term. Further, the Company occasionally hedges portions of its inventories against price fluctuations through the purchase of option contracts. Gains and losses on hedging transactions are recognized in income at the time the underlying inventory is sold. At year-end, open hedge forward contracts totaled approximately $5.4 million.

The Company's sales are principally denominated and collected in the U.S. dollar. Certain sales are collected in other currencies. Occasionally, the market risk regarding currency exchange rate fluctuations is hedged using forward contracts. At year-end, open forward contracts totaled approximately $4.2 million.

FOREIGN CURRENCY TRANSLATION

For foreign subsidiaries, the functional currency is the local currency. Balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in the statement of income were not significant.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130) and Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). Both statements are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components in financial statements. The Company is currently evaluating the reporting formats recommended under this statement. SFAS No. 131 establishes a new method by which companies report operating segment information. This method is based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. The Company is evaluating the provisions of this statement and, upon adoption, may establish different operating segments for reporting purposes.

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132), which is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the required disclosures under this statement.


NOTE 2 - INVENTORIES

Inventories consist of the following:

(In thousands)
                                                         1997           1996
Raw material and supplies                            $  19,960      $  15,416
Work-in-process                                         20,283         12,540
Finished goods                                          57,531         42,041
Gold                                                       407          6,650
                                                      --------       --------
Inventories                                          $  98,181      $  76,647
                                                      ========       ========

Inventories valued using the LIFO method were $20.2 million in 1997 and $20.9 million in 1996. The approximate FIFO cost of such inventories was $22.8 million at December 27, 1997, and $26.7 million at December 28, 1996.

NOTE 3 - PROPERTIES

Properties stated at fair value as of December 28, 1990, with subsequent additions recorded at cost, are as follows:

(In thousands)
                                                         1997           1996
Land and land improvements                           $   9,859      $   6,646
Buildings, machinery and equipment                     319,112        279,116
Construction in progress                                20,531          5,001
                                                      --------       --------
                                                       349,502        290,763
Less accumulated depreciation                          (89,138)       (70,908)
                                                      --------       --------
Property, plant and equipment, net                   $ 260,364      $ 219,855
                                                      ========       ========


NOTE 4 - LONG-TERM DEBT

Long-term debt consists of the following:

(In thousands)
                                                         1997           1996
8.38% Unsecured Notes, due through 2000              $  10,714      $  14,286
7.54% Unsecured Note Payable, due through 1999           9,000         13,000
1993 Series IRBs with interest at 6.95%, due
     through 2000                                        8,571         11,429
1994 Series IRBs with interest at 8.825%, due
     through 2001                                        9,000         11,571
1997 Series IRBs with interest at 7.39%, due
     through 2014                                       24,125              -
1997 Series IRBs with interest at 7.31%, due
     through 2009                                        2,385              -
Other, including capitalized lease obligations           8,298          9,364
                                                      --------       --------
                                                        72,093         59,650
Less current portion of long-term debt                 (18,980)       (14,844)
                                                      --------       --------
Long-term debt                                       $  53,113      $  44,806
                                                      ========       ========

Aggregate annual maturities of such debt are $19.0 million, $18.3 million, $15.0 million, $6.4 million and $4.6 million for the years 1998 through 2002, respectively. Interest paid in 1997, 1996, and 1995 was $4.8 million, $5.2 million and $7.1 million, respectively. During 1997 and 1996, the Company capitalized interest of $.1 million and $.3 million, respectively, related to its major capital improvement programs. Using a discounted cash flow analysis, the book value of the Company's long-term debt approximates fair value, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.

On July 15, 1997, the Company, through a wholly-owned subsidiary, issued $25.0 million of 7.39 percent taxable Industrial Development Revenue Bonds due July 15, 2014. The Bonds are due in quarterly installments of $875 thousand from October 15, 1997 through July 15, 2004, and annual installments of $50 thousand from July 15, 2005 through July 15, 2014. Interest on the Bonds is payable in quarterly installments computed at 7.39 percent from October 15, 1997 through July 15, 2004; thereafter, the interest is payable in semi-annual installments at a rate equivalent to the six month LIBOR rate plus 135 basis points. The bonds, as well as other IRBs, are unsecured. The proceeds of the Bonds are being used to fund the construction of a new copper refining facility adjacent to the Company's existing tube mill in Fulton, Mississippi.

The Company has an unsecured $100.0 million line-of-credit agreement (the Credit Facility) which expires in May 2001, but may be extended for successive one year periods by agreement of the parties. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) prime rate less .50 percent, (ii) LIBOR plus .27 percent, or (iii) Federal Funds Rate plus .65 percent. A commitment fee of 11 basis points per annum on the unused portion of the Credit Facility is payable quarterly. Currently, the Company has no outstanding borrowings under the Credit Facility. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit which totaled approximately $5.0 million at December 27, 1997.

Borrowings under the above agreements require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all debt covenants.


NOTE 5 - STOCKHOLDERS' EQUITY

In 1995, the Company declared a two-for-one stock split effected in the form of a 100 percent stock dividend. All presentations of share data herein, including earnings per share, have been restated to reflect the split for all periods presented.

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


NOTE 6 - INCOME TAXES

The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                             1997         1996         1995
Domestic                                  $ 101,577    $  80,557    $  56,632
Foreign                                        (756)       7,855        7,917
                                           --------     --------     --------
Income before income taxes                $ 100,821    $  88,412    $  64,549
                                           ========     ========     ========

Income tax expense consists of the following:

(In thousands)
                                             1997         1996         1995
Current tax expense:
     Federal                              $  23,855    $  18,296    $   7,838
     Foreign                                  2,666        3,249        2,769
     State and local                          1,700        1,550        2,007
                                           --------     --------     --------
Current tax expense                          28,221       23,095       12,614
                                           --------     --------     --------
Deferred tax expense (benefit):
     Federal                                  3,872        3,995        7,031
     Foreign                                 (1,263)           -            -
     State and local                            221          149           81
                                           --------     --------     --------
Deferred tax expense                          2,830        4,144        7,112
                                           --------     --------     --------
Income tax expense                        $  31,051    $  27,239    $  19,726
                                           ========     ========     ========

U.S. income and foreign withholding taxes are provided on the earnings of foreign subsidiaries that are expected to be remitted to the extent that taxes on the distribution of such earnings would not be offset by foreign tax credits.

The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes, is reconciled as follows:

(In thousands)
                                             1997         1996         1995
Expected income tax expense               $  35,287    $  30,944    $  22,592
State and local income tax,
      net of federal benefit                  1,254        1,027        1,357
Foreign income taxes                           (398)       1,035          230
Reduction in valuation allowance             (4,226)      (4,622)      (5,006)
Other, net                                     (866)      (1,145)         553
                                           --------     --------     --------
Income tax expense                        $  31,051    $  27,239    $  19,726
                                           ========     ========     ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                      1997           1996
Deferred tax assets:
     Accounts receivable                          $   1,047      $   1,140
     Inventories                                      1,762          3,617
     Pension, OPEB and accrued items                  9,939         11,109
     Other reserves                                   9,963         11,134
     Net operating loss carryforwards                38,218         43,924
     Loss carryforward-prior abandonment
          of preferred stock                         40,757         41,301
     Foreign tax credits                              2,106              -
     Alternative minimum tax credit
         carryforwards                                4,053          4,053
                                                   --------       --------
Total deferred tax assets                           107,845        116,278
Less valuation allowance                            (52,073)       (56,299)
                                                   --------       --------
Deferred tax assets, net of
     valuation allowance                             55,772         59,979
                                                   --------       --------
Deferred tax liabilities:
     Property, plant and equipment                   43,522         44,398
     Other                                            1,430          1,931
                                                   --------       --------
Total deferred tax liabilities                       44,952         46,329
                                                   --------       --------
Net deferred tax asset                            $  10,820      $  13,650
                                                   ========       ========

As of December 27, 1997, the Company had net operating loss carryforwards
(NOLs) available to offset future federal taxable income of $108.2 million of which $87.4 million have been recognized. These NOLs expire as follows:
$14.4 million in 2000, $20.7 million in 2001, $6.5 million in 2002, $59.8 million in 2005, and $6.8 million in 2006. Annual limitations on these NOLs are approximately $17.3 million through 2001 and approximately $14.4 million through 2006. This annual limitation is, among other things, based upon the Company's value and certain statutory interest rates in effect at the time a "change in ownership" occurs. A future "change in ownership", should it occur, could result in further limitations. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that much of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. During 1997, 1996, and 1995, the Company recognized $3.8 million, $.7 million, and $4.5 million, respectively, of these tax attributes, reducing the deferred income tax provision in each year. As additional NOLs are utilized, the Company expects to recognize additional tax attributes over the next several years by reducing the valuation allowance. The tax effect of future recognition of any of the remaining NOLs of approximately $20.8 million will reduce the deferred income tax provisions in the periods recognized. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.1 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

In 1995, the Company "abandoned" all its rights and interests in the Preferred Stock of Sharon Specialty Steel Inc. (a Delaware corporation) which filed for bankruptcy protection. The "abandonment" of the Preferred Stock resulted in the Company recognizing a tax loss of approximately $120 million. Although the IRS has represented that the loss is a capital loss, the ultimate character of the tax loss, capital or ordinary, has not yet been definitively determined. Pending this determination, the Company reduced its valuation allowance by $1.8 million, $3.9 million and $1.2 million in 1997, 1996, and 1995, respectively. If the character of this loss is determined to be capital, the Company's ability to realize additional benefit, if any, will be limited and recognition will occur as certain gains are realized for federal tax purposes. If this loss is determined to be ordinary, the Company may realize a substantial benefit by reducing its federal taxable income. The tax benefits relating to this loss will be recognized primarily as additions to paid-in capital and, to a lesser extent, reductions to current income tax expense. Based on current facts and circumstances, management cannot predict the likelihood that a favorable outcome will be achieved. The tax loss carryforwards from this loss will expire in 2000 if the loss is determined to be capital and will expire in 2010 if the loss is determined to be ordinary.

Income taxes paid were approximately $29.9 million in 1997, $19.3 million in 1996, and $12.0 million in 1995.

NOTE 7 - OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

(In thousands)
                                                      1997           1996
Accrued discounts and allowances                  $   6,985      $   6,923
Freight settlements due to other railroads            3,724          6,166
Income taxes payable                                  1,559          3,389
Other                                                17,684         12,457
                                                   --------       --------
Other current liabilities                         $  29,952      $  28,935
                                                   ========       ========

NOTE 8 - EMPLOYEE BENEFITS

PENSION PLANS

Pension cost (benefit) for the defined benefit plans sponsored by the Company includes the following components:

(In thousands)
                                             1997         1996         1995
Service cost of benefits earned
    during the year                       $     525    $     490    $     473
Interest cost on the projected
    benefit obligation                        3,476        3,232        3,214
Actual return on plan assets                (13,711)      (6,530)      (9,846)
Net amortization and deferral                 9,577        3,120        7,792
                                           --------     --------     --------
Net periodic pension (benefit) cost       $    (133)   $     312    $   1,633
                                           ========     ========     ========

The expected long-term rate of return on plan assets ranged from 7.5 to 8.5 percent in 1997, 1996, and 1995. Differences between the actual returns and the related expected returns on plan assets are deferred and considered in the determination of net pension cost in future periods. The decrease in 1997 and 1996 pension cost resulted primarily from the amortization of actual over expected investment returns on plan assets.

Generally, the Company contributes such amounts as are necessary to pay benefits to plan participants and to meet ERISA minimum funding requirements. The plans' investments are held by bank-administered trust funds. Prior service costs and unrecognized net gains or losses are amortized on a straight-line basis over the average future service lives of the covered group.

A reconciliation of the funded status of the plans at December 27, 1997, and December 28, 1996, respectively, to the amounts recognized in the consolidated balance sheets is as follows:

(In thousands)
                                                      1997           1996
Actuarial present value of:
     Vested benefit obligation                    $ (43,860)     $ (39,920)
                                                   --------       --------
     Accumulated benefit obligation                 (47,394)       (43,766)
                                                   --------       --------
     Projected benefit obligation                   (47,394)       (43,766)
Plan assets at fair value held in the pension
    plan trusts, primarily listed stocks and
    U.S. Government obligations                      59,567         45,512
                                                   --------       --------
Projected benefit obligation less than
    plan assets                                      12,173          1,746
Unrecognized net gain from past experience
    different from that assumed and effects of
    changes in assumptions                          (22,304)       (13,708)
Prior service cost not yet recognized in net
    periodic pension cost                             2,957          3,434
                                                   --------       --------
Accrued pension cost                              $  (7,174)     $  (8,528)
                                                   ========       ========

The range of assumed discount rates used in determining the actuarial present value of the projected benefit obligations presented above was 7.0 to 7.75 percent for 1997 and 1996.

As part of the acquisition of Wednesbury Tube, the Company assumed the accumulated pension benefit obligation and related pension assets for certain current employees of the acquired business. Although the amount of the accumulated pension benefit obligation assumed and the related assets to be transferred by the seller have not been determined, the Company expects to receive sufficient asset transfers to cover the related obligations assumed.

The Company makes contributions to certain multi-employer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multi-employer defined benefit pension plans was $.3 million for 1997, 1996, and 1995.

The Company has employee savings plans that qualify under Section 401(k). Most U.S. employees of the Company (other than those covered by certain collective bargaining agreements) may participate by deferring from 1 to 15 percent of their eligible compensation. Beginning July 1, 1995, for employees not covered by collective bargaining agreements, the Company began matching 10 percent of each employee's contribution. The Company increased the matching percentage to 50 percent of the first 4 percent of each employee's contribution effective January 1, 1996, and 50 percent of the first 6 percent of each employee's contribution effective January 1, 1997. The Company's matching percentage was again increased effective January 1, 1998 to 50 percent of the first 8 percent of each employee's contribution. The Company's match vests 25 percent for each year of service. Compensation expense for the 401(k) match was $.8 million in 1997, $.5 million in 1996, and $.1 million in 1995.

In 1996, the Company established a nonqualified, deferred compensation plan which permits certain management employees to annually elect to defer, on a pre-tax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. The expense associated with the deferred compensation plan was $.3 million and $.1 million in 1997 and 1996, respectively. The Company has invested in corporate-owned life insurance policies to assist in funding this plan. The cash surrender value of these policies, included in "Other assets", was $2.1 million and $.8 million at December 27, 1997 and December 28, 1996, respectively.

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

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the
Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multi-employer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multi-employer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which is classified as other noncurrent liabilities.

The following table shows funded status reconciled with the amounts recognized in the Company's financial statements:

(In thousands)

                                                      1997           1996
Accumulated postretirement benefit obligation:
     Retirees                                     $  (7,346)     $  (8,364)
     Fully eligible active plan participants           (342)          (506)
     Other active plan participants                    (430)          (450)
                                                   --------       --------
                                                     (8,118)        (9,320)
Plan assets at fair value                                 -              -
                                                   --------       --------
Accumulated postretirement benefit obligation
     in excess of plan assets                        (8,118)        (9,320)
Unrecognized net (gain) loss                         (1,132)           139
                                                   --------       --------
Accrued postretirement benefit cost               $  (9,250)     $  (9,181)
                                                   ========       ========

Net periodic postretirement benefit cost was $1.1 million in 1997, $2.0 million in 1996, and $.8 million in 1995. Included in these costs are charges of $.4 million and $1.3 million for 1997 and 1996, respectively, to establish a provision for certain of the health care and life insurance benefits described above.

The cost of medical and life insurance benefits for retired employees reflected above does not include $1.2 million at December 27, 1997, and $.9 million at December 28, 1996, related to the provision of medical and other welfare benefits under certain defined benefit multi-employer plans. The actuarially determined present value of the accumulated postretirement benefit obligation was calculated using discount rates ranging from 7.0 to
8.5 percent for 1997 and 1996.

The assumed weighted average annual rate of increase in the per capita cost of covered benefits ranges from 8.58 percent to 9.33 percent for 1998 and is assumed to ultimately decrease to a rate of 6.25 percent by 2003 and remain at that level thereafter. A one percentage point increase in the assumed trend rates for each year would not have a significant effect on the expected postretirement benefit obligation.

Included in the caption "Accrued wages and other employee costs" is the current portion of postretirement benefit obligation of $.7 million in 1997 and $.8 million in 1996.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. It has provided and charged to income $3.1 million in 1997, $2.0 million in 1996, and $1.4 million in 1995, for pending environmental matters. The basis for the increase is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the financial condition or results of operations of the Company.

The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial condition or results of operations.

The Company leases certain facilities and equipment under operating leases expiring on various dates through 2002. The lease payments under these agreements aggregate to approximately $4.8 million in 1998, $4.5 million in 1999, $3.0 million in 2000, $1.2 million in 2001, and $.5 million in 2002.
Total lease and rent expense amounted to $7.7 million in 1997, $7.7 million in 1996, and $7.4 million in 1995.


NOTE 10 - OTHER INCOME

Other income, net included in the consolidated statements of income consists of the following:

(In thousands)
                                             1997         1996         1995
Rent and royalties                        $   2,188    $   1,413    $   2,009
Interest income                               3,584        3,352        2,283
Gain on disposal of properties, net           3,702          973        1,835
Minority interest in income of
  subsidiaries                                 (294)        (397)           -
                                           --------     --------     --------
Other income, net                         $   9,180    $   5,341    $   6,127
                                           ========     ========     ========


NOTE 11 - STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLANS

The Company follows APB No. 25 in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant.

Under the 1994 Stock Option Plan (SOP Plan), the Company may grant options to purchase up to 400 thousand shares of common stock at prices not less than the fair market value of the stock on the date of the grant. Generally, the options vest annually in 20 percent increments over a five year period beginning one year from the date of the grant. Any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the SOP Plan was adopted. Options to purchase up to 50 thousand shares of common stock may be granted under the 1994 Non-Employee Director Stock Option Plan at a price not less than the fair market value of the stock on the day of the grant.
Generally, any unexercised options granted under this plan shall expire on a date which is five years from the date of option grant. Options are vested when granted.

Under the 1991 Incentive Stock Option Plan (ISO Plan), the Company may grant options to purchase up to 500 thousand shares of common stock at prices not less than the fair market value of the stock on the date of grant. Generally, the options vest annually in 20 percent increments over a five year period beginning one year from the date of the grant. Any unexercised options expire after not more than ten years. No options may be granted under this plan after ten years from the date the ISO Plan was adopted.

On December 4, 1991, the Company authorized a special stock option grant of 1 million shares to induce Mr. Harvey L. Karp to enter into an employment agreement with the Company. The exercise price, $4.125 per share, was the fair market value on the date of grant. Generally, the options expire one year after Mr. Karp's separation from employment with the Company unless Mr. Karp is terminated for cause. On January 30, 1992, the Board approved and authorized a transaction whereby Mr. Karp was granted options to purchase an additional 1 million shares, which was subsequently reduced by 200 thousand option shares which the Company issued to secure the employment of Mr. William D. O'Hagan. Mr. Karp's additional grant of options is on the same terms and conditions, and at the same price, as the original grant. On May 7, 1997, Mr. O'Hagan was granted an additional special option to purchase 90 thousand shares at the fair market value on the date of the grant. Although neither Mr. Karp's nor Mr. O'Hagan's options were granted under the ISO Plan, the terms and conditions of Mr. O'Hagan's options are generally similar to those granted under the ISO Plan.

Exercise prices for stock options outstanding at December 27, 1997, ranged from $4.06 to $46.75. Of the 2.8 million stock options that are outstanding at year-end, 1.8 million are owned by Mr. Harvey Karp, and, as explained above, expire one year after Mr. Karp's separation from employment with the Company. The weighted average remaining life of the remaining 961 thousand shares is 4.9 years, and the weighted average exercise price of these shares is $21.62. The weighted average fair value per option granted was $18.62 in 1997, $16.89 in 1996, and $11.99 in 1995.

A summary of the Company's stock option activity and related information follows:

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Outstanding at December 31, 1994                      2,532      $    5.94
     Granted                                            179          26.31
     Exercised                                          (40)          5.00
     Expired, cancelled, or surrendered                 (20)          7.06
                                                   --------
Outstanding at December 30, 1995                      2,651      $    7.37
     Granted                                             74          37.41
     Exercised                                          (46)          7.14
     Expired, cancelled, or surrendered                  (5)          4.06
                                                   --------
Outstanding at December 28, 1996                      2,674      $    8.22
     Granted                                            161          42.67
     Exercised                                          (74)          8.40
                                                   --------
Outstanding at December 27, 1997                      2,761      $   10.21
                                                   ========
Options exercisable at:
    December 30, 1995                                 2,087      $    4.87
    December 28, 1996                                 2,191      $    5.49
    December 27, 1997                                 2,301      $    6.14


As of December 27, 1997, the Company had reserved 2.5 million shares of its common stock for issuance pursuant to certain stock option plans.
Additionally, the Company had reserved 15 thousand shares of preferred stock for issuance pursuant to the Shareholder Rights Plan.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using a Black-Scholes option valuation model with the following weighted average assumptions for the years 1997, 1996 and 1995: volatility factor of the expected market value of the Company's common stock of 0.344; weighted average expected life of the options of 6 years; and no dividend payments. The risk free interest rate used in the model was 5.55 percent for 1997 and 6.50 percent for 1996 and 1995.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except per share data)
                                             1997         1996         1995
Net income                                $  69,770    $  61,173    $  44,823
SFAS No. 123 compensation expense              (960)        (560)        (164)
                                           --------     --------     --------
SFAS No. 123 pro forma net income         $  68,810    $  60,613    $  44,659
                                           ========     ========     ========
Pro forma earnings per share:
     Basic earnings per share             $    3.93    $    3.48    $    2.58
     Diluted earnings per share           $    3.52    $    3.12    $    2.34
                                           ========     ========     ========


Because SFAS No. 123 applies only to stock-based compensation awards for 1995 and later years, the pro forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, nonvested awards.


NOTE 12 - ACQUISITIONS

On December 30, 1996, the Company acquired the assets and certain liabilities of Precision Tube for approximately $6.6 million. Precision fabricates tubing and coaxial cables and assemblies.

On February 28, 1997, Mueller acquired certain assets of Wednesbury Tube for approximately $21.3 million. Wednesbury manufactures copper tube and is located in Bilston, West Midlands, England.

On May 15, 1997, the Company acquired Desnoyers S.A., a copper tube manufacturer with operations near Paris, France. The Company acquired Desnoyers for approximately $13.5 million which includes certain assumed debt obligations.

Each of the acquisitions was accounted for using the purchase method. Therefore, the results of operations of the acquired businesses were included in the consolidated financial statements of the Company from their respective acquisition dates. The purchase price for these acquisitions, which was financed by available cash resources, has been allocated to the assets of the acquired businesses based on their respective fair market values. The total fair value of assets acquired during 1997 was approximately $69.8 million. Liabilities assumed in these acquisitions totaled approximately $31.9 million. The financial statements reflect the preliminary allocation of the Desnoyers purchase price as the purchase price allocation has not been finalized.

The following table presents condensed pro forma consolidated results of operations as if the acquisitions had occurred at the beginning of the periods presented. This information combines the historical results of operations of the Company and the acquired businesses after the effects of estimated preliminary purchase accounting adjustments. Actual adjustments may differ from those reflected below. The pro forma information does not purport to be indicative of the results that would have been obtained if the operations had actually been combined during the periods presented and is not necessarily indicative of operating results to be expected in future periods.

(In thousands, except per share data)
                                                      1997           1996
Net sales                                         $ 950,480      $ 936,454
Net income                                           65,060         56,618
Pro forma earnings per share:
     Basic earnings per share                     $    3.72      $    3.25
     Diluted earnings per share                   $    3.32      $    2.90
                                                   ========       ========



NOTE 13 - INDUSTRY SEGMENTS

The Company has two business segments. One is engaged in the manufacture and sale of copper, brass, bronze, aluminum, and plastic products; the second includes other businesses consisting principally of a short line railroad, as well as the operation of a placer gold mine. Income and expenses not allocated to industry segments in computing operating income include general corporate income and expense, interest expense and interest income. General corporate assets are principally cash and temporary investments. There are no intersegment sales. Industry and geographical segment information is as follows:

(In thousands)
                                             1997         1996         1995
Net sales:
     Manufacturing                        $ 853,309    $ 698,026    $ 646,894
     Other businesses                        35,688       20,286       31,944
                                           --------     --------     --------
                                          $ 888,997    $ 718,312    $ 678,838
                                           ========     ========     ========

Operating income:
     Manufacturing                        $ 102,527    $  98,669    $  61,384
     Other businesses                         3,458        2,037        7,874
     General corporate                       (6,276)     (10,244)      (5,247)
                                           --------     --------     --------
                                             99,709       90,462       64,011
Non-operating income, net                     6,080        3,296        4,706
Interest expense                             (4,968)      (5,346)      (4,168)
                                           --------     --------     --------
Consolidated income before income taxes   $ 100,821    $  88,412    $  64,549
                                           ========     ========     ========

Provision for depreciation
   and amortization:
     Manufacturing                        $  17,467    $  14,594    $  11,967
     Other businesses                         1,479        1,388        1,157
     General corporate                        2,052        2,490        2,328
                                           --------     --------     --------
                                          $  20,998    $  18,472    $  15,452
                                           ========     ========     ========

Capital expenditures:
     Manufacturing                        $  32,853    $  14,277    $  38,478
     Other businesses                         2,727        3,131        2,198
     General corporate                        1,285        1,460          304
                                           --------     --------     --------
                                          $  36,865    $  18,868    $  40,980
                                           ========     ========     ========

Identifiable assets:
     Manufacturing                        $ 488,200    $ 355,429    $ 339,764
     Other businesses                        64,878       65,785       47,453
                                           --------     --------     --------
                                            553,078      421,214      387,217
     General corporate                       57,698       88,143       63,618
                                           --------     --------     --------
                                          $ 610,776    $ 509,357    $ 450,835
                                           ========     ========     ========

(In thousands)
                                             1997         1996         1995
Net sales of operations located in:
     North America                        $ 781,334    $ 718,312    $ 678,838
     Europe                                 107,663            -            -
                                           --------     --------     --------
                                          $ 888,997    $ 718,312    $ 678,838
                                           ========     ========     ========

Operating income (loss):
     North America                        $ 104,079    $  90,462    $  64,011
     Europe                                  (4,370)           -            -
                                           --------     --------     --------
                                          $  99,709    $  90,462    $  64,011
                                           ========     ========     ========

Identifiable assets:
     North America                        $ 524,884    $ 509,357    $ 450,835
     Europe                                  85,892            -            -
                                           --------     --------     --------
                                          $ 610,776    $ 509,357    $ 450,835
                                           ========     ========     ========

NOTE 14 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial results by quarter are as follows:

(In thousands, except per share data)

                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
1997
Net sales                     $ 201,366   $ 215,437   $ 229,133   $ 243,061

Gross profit (1)                 45,582      42,752      47,757      48,105

Net income                       15,758      16,339      18,051      19,622

Diluted earnings per share (2)      .80         .83         .92        1.00

1996
Net sales                     $ 180,515   $ 189,557   $ 175,991   $ 172,249

Gross profit (1)                 36,983      40,021      42,787      43,951

Net income                       13,292      13,897      16,182      17,802

Diluted earnings per share (2)      .69         .71         .83         .91

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.
(2) The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with SFAS No. 128 requirements.

REPORT OF INDEPENDENT AUDITORS


The Stockholders of Mueller Industries, Inc.

We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 27, 1997 and December 28, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 27, 1997 and December 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles.

                                                ERNST & YOUNG LLP

                                                Memphis, Tennessee
                                                February 6, 1998

Forward-Looking Statements

This Annual Report contains various forward-looking statements and includes assumptions concerning Mueller's operations, future results, and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Mueller provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include: (i) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (ii) competitive factors and competitor responses to Mueller initiatives; (iii) successful completion of major ongoing capital projects;
(iv) stability of government laws and regulations, including taxes; and (v) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.


CAPITAL STOCK INFORMATION

The high, low and closing prices of Mueller's common stock on the New York
Stock Exchange for each fiscal quarter of 1997 and 1996 were as follows:

1997                                        High         Low          Close

Fourth quarter                            $ 56 5/16    $ 43 7/16    $ 53 3/16
Third quarter                               48           42 1/2       45 1/4
Second quarter                              45 1/8       36 1/2       43
First quarter                               45 3/8       38 1/8       39 3/4

1996                                        High         Low          Close

Fourth quarter                            $ 42 5/8     $ 36 1/8     $ 36 1/8
Third quarter                               42 3/8       31 3/8       39 3/4
Second quarter                              44 1/4       35 1/4       41 1/2
First quarter                               35 5/8       26           35 3/8


As of March 2, 1998, the number of holders of record of Mueller's common stock was approximately 3,300. The New York Stock Exchange's closing price for Mueller's common stock on March 2, 1998 was $55 1/8.

The Company has paid no cash dividends on its common stock and presently does not anticipate paying cash dividends in the near future.

SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                   1997 (3)     1996         1995         1994        1993
For the fiscal year:

  Net sales                    $ 888,997    $ 718,312    $ 678,838    $ 550,003    $ 501,885

  Operating income (1)            99,709       90,462       64,011       43,952       38,027

  Net income                      69,770       61,173       44,823       27,926       21,136

  Diluted earnings
    per share (2)                   3.56         3.14         2.34         1.41         1.01

At year-end:

  Total assets                   610,776      509,357      450,835      430,755      369,743
  Long-term debt                  53,113       44,806       59,653       76,125       54,320

(1)   In 1994, the Company changed its method of accounting for the copper component of certain of its copper tube and copper fittings inventories to the LIFO method.
(2)   Earnings per share amounts have been restated to comply with SFAS No. 128 requirements and to reflect a two-for-one stock split effected in September 1995.
(3)   Includes effects of acquisitions described in Note 12 to the Consolidated Financial Statements.

DIRECTORS, CORPORATE OFFICERS, AND DIVISIONAL MANAGEMENT

BOARD OF DIRECTORS

Harvey L. Karp                Chairman of the Board, Mueller Industries, Inc.

Robert B. Hodes  (1) (3)      Counsel, Willkie Farr & Gallagher

Allan Mactier (1) (2) (3)     Private Investor

William D. O'Hagan            President and Chief Executive Officer
                              Mueller Industries, Inc.

Robert J. Pasquarelli (1) (2) General Manager - Mansfield, Armco, Inc.

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

William D. O'Hagan            President and Chief Executive Officer

Earl W. Bunkers               Executive Vice President and
                              Chief Financial Officer

William H. Hensley            Vice President, General Counsel and Secretary

Lowell J. Hill                Vice President Human Resources

Kent A. McKee                 Vice President Business Development/
                              Investor Relations

Richard G. Miller             Vice President and Chief Information Officer

Lee R. Nyman                  Vice President Manufacturing/
                              Management Engineering

James H. Rourke               Group Vice President -
                              Industrial Products Division

DIVISIONAL MANAGEMENT

STANDARD PRODUCTS DIVISION

Roy C. Harris                 Division General Manager

Harvey W. Clements            Vice President Copper Tube Manufacturing

Larry D. Birch                Vice President Domestic Sales and Marketing

Robert L. Fleeman             Vice President International Sales

Gregory L. Christopher        Vice President Supply Chain Management

Louis F. Pereira              General Manager Canadian Operations

Daniel R. Corbin              General Manager Plastic Fittings Manufacturing

Tommy L. Jamison              General Manager Copper Fittings Manufacturing

Andrew A. Sippel              Controller

INDUSTRIAL PRODUCTS DIVISION

Kevin N. McGrath              Divisional Vice President Sales

William F. Navarre            Vice President Manufacturing - Rod/Forgings

Felista S. Amburgey           Vice President Sales - Rod

Timothy J. Keck               Vice President Sales - Forgings/Impacts

David F. O'Brien              Plant Manager - Impacts

Richard D. Holmes             Controller

Roland P. Robichaud           General Manager - Refrigeration Products

Mark E. Bornand               Vice President Sales - Refrigeration Products

Kent K. Miller                Director of Engineering -
                              Refrigeration Products

Anthony D. Donato             Plant Manager - Refrigeration Products

PRECISION TUBE DIVISION
H. Eugene Passmore            President

Charles W. Blackledge         Vice President Operations

John R. Gentile               Director of Sales and Marketing

Thomas M. Sarisky             Director of Engineering

EUROPEAN OPERATIONS

Robert B. Gillespie           Managing Director European Operations

Peter J. S. Brookes           Finance Director

Roger Y. Boutonnet            Sales Director - French Operations

Bryan A. Evans                Director of Manufacturing - U.K.

Jean-Claude Glaichenhaus      Director of Manufacturing - France

Peter J. Marsh                Sales Director - U.K. Operations

ARAVA NATURAL RESOURCES DIVISION

Gary L. Barker                President -
                              Arava Natural Resources Company, Inc.

Michael P. Watson             Vice President -
                              Arava Natural Resources Company, Inc.

Michael W. Baum               President - Mining Remedial Recovery Company

John E. West III              Executive Vice President - Utah Railway Company

Corporate Headquarters        6799 Great Oaks Road, Suite 200,
                              Memphis, TN 38138
                              (901) 753-3200

Annual Meeting                The Annual Meeting of Stockholders will be held
                              at the Fogelman Executive Center at The
                              University of Memphis, 330 Deloach Street,
                              Memphis, Tennessee, 10:00 A.M. local time,
                              May 7, 1998.

Form 10-K                     Copies of the Company's Annual Report on
                              Form 10-K are available upon written request
                              c/o Mueller Industries, Inc., P.O. Box 382100,
                              Memphis, TN 38183-2100
                              Attention:  Investor Relations

Common Stock                  Mueller common stock is traded on the NYSE-
                              Symbol MLI.

Independent Auditors          Ernst & Young LLP, Memphis, Tennessee

Transfer Agent and Registrar  Continental Stock Transfer & Trust Co.,
                              2 Broadway
                              New York, New York 10004

Stockholder Inquiries         To notify the Company of address changes or lost
                              certificates, stockholders can call Continental
                              Stock Transfer & Trust Co. at (212) 509-4000.