Form 10-K, Exhibit 13
period 1998-12-26
MUELLER INDUSTRIES INC
filed 1999-03-24
CIK 89439

                            MUELLER INDUSTRIES, INC.
                               1998 ANNUAL REPORT


Mueller Industries, Inc. 1998 Annual Report

Mueller: Focused on Growth

Mueller Industries, Inc.

Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller's plants are located throughout the United States and in Canada, France and Great Britain. The Company also owns a short line railroad in Utah and various natural resource properties.

MUELLER INDUSTRIES, INC.
Financial Highlights
(Dollars in thousands, except per share data)

                                                    1998        1997        1996        1995        1994
Summary of Operations

Net sales                                        $ 929,391   $ 888,997   $ 718,312   $ 678,838   $ 550,003

Product shipments
   (in millions of pounds)                           644.6       545.3       447.0       388.3       380.6

Net income                                       $  75,445   $  69,770   $  61,173   $  44,823   $  27,926

Diluted earnings per share                       $    1.90   $    1.78   $    1.57   $    1.17   $    0.70

Significant Year-End Data

Cash and cash equivalents                        $  80,568   $  69,978   $  96,956   $  48,357   $  34,492

Ratio of current assets to current liabilities    2.7 to 1    3.1 to 1    3.5 to 1    3.1 to 1    2.7 to 1

Long-term debt (including current portion)       $ 194,549   $  72,093   $  59,650   $  75,902   $  94,736

Debt as a percent of total capitalization            27.9%       14.7%       14.6%       21.0%       28.1%

Stockholders' equity                             $ 502,122   $ 418,040   $ 348,082   $ 285,875   $ 241,948

Book value per share                             $   14.02   $   11.94   $    9.98   $    8.24   $    6.95

Capital expenditures                             $  55,440   $  36,865   $  18,868   $  40,980   $  48,152
























                                      -2

A Report to our Stockholders, Customers and Employees

Mueller is focused on growth. We are committed to building a world-class manufacturing company, with the objective of increasing shareholder value. It is therefore a pleasure to report that 1998 was a year of both financial and strategic achievement.

Sales, net earnings, pounds of product shipped and earnings per share all set records. Substantial improvements were made in manufacturing and customer service. Also, we completed three acquisitions that offer major opportunities for future growth.

A Seventh Year of Record Results

Net income increased to $75.4 million in 1998, compared to $69.8 million in 1997, a gain of 8 percent. Earnings rose to $1.90 a diluted share, up 7 percent from $1.78 in the prior year. Net sales increased to $929.4 million in 1998, up from $889.0 million in 1997. Mueller shipped 645 million pounds of product in 1998, 18 percent more than in 1997.

Capital Investments Fuel Organic Growth

Mueller's U.S. manufacturing operations performed well in 1998. Brass rod had a record year, while copper tube, copper fittings and plastic fittings all posted their second best annual earnings. Volume increased in each of these four key businesses.

In 1997, we began a two-year program to build a copper casting facility adjoining our tube mill in Fulton, Mississippi; this program is discussed further on page 6. A separate program to improve our ACR tube operation, begun late last year, should be completed in 1999. This investment will reduce the cost of making ACR tube, while enhancing throughput and quality.

A multi-year program to improve the efficiency of our copper fittings operations is proceeding well. Conversion costs continue to decline at both the Covington, Tennessee facility and the high-volume copper fittings plant in Fulton, Mississippi. We anticipate further improvement in 1999 and beyond.

We are also continuing to invest in our plastic fittings factories. A new program was initiated in the fall of 1998 to upgrade our molds, which will reduce part weight and material cost.

The brass rod mill in Port Huron, Michigan is improving its casting and finishing capabilities. These initiatives, to be completed in 1999, should result in increased efficiency. Other businesses in the Industrial Products Division performed well in 1998, and are positioned to show further improvement in 1999.

European Operations Reach Milestone

In the first half of 1997, Mueller acquired three copper tube mills in Europe for a modest investment. We determined that the best way to reduce costs and increase productivity was to consolidate operations. In accordance with that program, manufacturing ceased at our mill in Laigneville, France, in December 1998. We are consolidating operations from that facility into our other two European mills. After incurring losses in 1998, we expect our European operations to break even by the second half of 1999, and thereafter make increasingly positive contributions. We continue to view Europe's large market for copper tube as a substantial opportunity for earnings growth.

Progress at Other Businesses

Utah Railway Company had a good year, with an earnings increase of 27 percent. Coal tonnage hauled increased by 12 percent over 1997. Revenue from its new switching services in Utah's central corridor also grew. Separately, Mueller has entered into a contract to sell Alaska Gold Company. This sale is subject to various contingencies. If completed, the transaction will result in a modest capital gain.

Acquisitions Provide Further Opportunities for Growth

Mueller completed three acquisitions in 1998. In November, we acquired Halstead Industries, Inc., with 1998 sales in excess of $200 million. This purchase strengthens our copper tube and line sets businesses, by adding a copper tube mill in Wynne, Arkansas, and a line sets plant in Clinton, Tennessee, creating opportunities for rationalization of production and distribution. We also have the opportunity of reducing manufacturing costs in Wynne through capital investments.

In August, we purchased B&K Industries, Inc., a significant import distributor of residential and commercial plumbing products in the United States. B&K had sales of approximately $60 million in 1998. B&K has the expertise to facilitate the sale of Mueller's manufactured products in the large, and growing, retail marketplace. Rapid progress has already been made with the establishment of major new national accounts.

In September, we purchased Lincoln Brass Works, Inc., with 1998 sales of about $35 million. Lincoln has strong metal fabrication and machining capabilities that complement our existing brass forging business.
Lincoln's know-how in metal valves is of particular value to us.

Mueller will continue to seek acquisitions that relate to our core businesses and product lines. Our acquisition strategy is discussed later in this report.

Mueller's Financial Condition is Excellent

Our strong balance sheet enabled us to invest more than $200 million for acquisitions and capital improvements in 1998. At the end of the year, Mueller held $81 million in cash and had a modest 28 percent debt-to-total capitalization ratio. Shortly after our fiscal year-end, we completed a $125 million unsecured bank financing on attractive terms. At the same time, we restored availability under our $100 million line of credit. We have the financial resources, earnings and cash flow to fund substantial additional growth.

Management Strength Continues to Grow

The dedication, initiative and enthusiasm of our management team, and of all our employees, has been indispensable to Mueller's success. Mueller continues to attract dynamic and talented employees. The individuals pictured on the following pages are symbolic of the growing strength of our management team.

In 1997, Mueller introduced a strategic management system, the Balanced Scorecard (BSC). The BSC expands corporate goals beyond traditional financial objectives to include measurements of long-term strength, such as customer service, internal process improvement and employee development. The BSC helps management focus on those facets of our business that are critical to Mueller's continued, long-term growth. It was an essential part of 1998's accomplishments, and it will enable us to effectively manage our rapidly growing enterprise.

Allan Mactier retired from Mueller's Board of Directors in November 1998, after serving on the Board since 1990. His wisdom and counsel contributed materially to the Board's deliberations. G. E. Manolovici, a Mueller Board member from 1990 to 1993, has returned to the Board. He now chairs the Board's Audit Committee, and serves on the Compensation Committee. Also, effective April 1, 1999, Earl W. Bunkers will retire as our chief financial officer; he contributed significantly to the success we have enjoyed during his 8 years of service.

The Economic Outlook is Positive

Key economic factors indicate another solid year for the U.S. housing industry. Mortgage rates remain low by historical standards; the interest rate on thirty-year fixed rate mortgages is near 7 percent. Housing starts are currently running at an annual rate of over 1.8 million units; the last full year with 1.8 million starts was 1986. Consumer confidence continues strong. Inflation last year was only 1.6 percent, the lowest rate since 1965. Unemployment is at its lowest level in a generation. This is a very positive environment for our business.

Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer

March 17, 1999


[PHOTO}
Harvey L. Karp, Chairman of the Board (right), and William D. O'Hagan, President and Chief Executive Officer

[GRAPH]

Product shipments have grown rapidly...
(millions of pounds)
                                     1994    1995    1996    1997    1998
Product shipments                    380.6   388.3   447.0   545.3   644.6

[GRAPH]

 ...as has net income...
(millions of dollars)
                                     1994    1995    1996    1997    1998
Net income                           $27.9   $44.8   $61.2   $69.8   $75.4

[GRAPH]

 ...and earnings per share.
(dollars)
                                     1994    1995    1996    1997    1998
Earnings per share                   $0.70   $1.17   $1.57   $1.78   $1.90

[GRAPH]

Company Overview

 Standard Products Division

[GRAPH]

Net Sales
(millions of dollars)
                                     1994    1995    1996    1997    1998
Net Sales                            $309    $397    $442    $561    $624

[GRAPH]

Operating Income
(millions of dollars)
                                     1994    1995    1996    1997    1998
Operating Income                     $28     $41     $75     $73     $86

  U.S. Copper Tube
   PLANTS:
      Fulton, Mississippi
      Wynne, Arkansas
      Clinton, Tennessee

   PRODUCTS AND APPLICATIONS
     Water tube, in straight lengths and coils for plumbing and construction
      Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning
      Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc.
      Line sets for controlling the flow of refrigerant gases
   CUSTOMERS
      Plumbing wholesalers, home centers and hardware wholesalers and co-ops
      Air-conditioning and refrigeration wholesalers and OEMs
      Mueller's copper fittings plants and OEMs
      Wholesalers and OEMs
   1998 HIGHLIGHTS
      Acquired Halstead Industries (renamed Mueller Copper Tube Products,
       Inc.) * Acquired B&K Industries * Completed major work on Fulton copper casting facility * Expanded distribution warehouse * Installed new runout table in Fulton
   1999 OBJECTIVES
      Rationalize production between Wynne and Fulton mills * Initiate capital investments at Wynne, including new extruding and drawing equipment * Start-up copper casting facility * Improve process to wash, rinse and dry ACR tube * Enhance information systems supporting customer service

  Copper Fittings
   PLANTS
      Fulton, Mississippi
      Covington, Tennessee
      Port Huron, Michigan
      Strathroy, Ontario, Canada
   PRODUCTS AND APPLICATIONS
      Over 1,500 wrot copper elbows, tees and adapters, and assorted cast copper fittings for plumbing, heating, air-conditioning and refrigeration
   CUSTOMERS
      Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
   1998 HIGHLIGHTS
      Acquired B&K Industries * Continued modernization of Covington plant *
       Achieved substantial efficiency improvements at Fulton facility * Developed integrated customer service facility
   1999 OBJECTIVES
      Finish modernization of Covington plant * Rebuild coldheader equipment in Port Huron * Upgrade warehouse management technology at regional distribution centers

  Plastic Fittings
   PLANTS
      Kalamazoo, Michigan
      Cerritos, California
      Upper Sandusky, Ohio
   PRODUCTS AND APPLICATIONS
      A full line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, in housing and commercial construction, recreational vehicles and manufactured housing

   CUSTOMERS
      Plumbing wholesalers, home centers, hardware wholesalers and co-ops, and distributors to the manufactured housing and recreational vehicle industry
   1998 HIGHLIGHTS
      Acquired B&K Industries * Installed additional presses * Updated molds * Purchased previously leased facilities in Cerritos
   1999 OBJECTIVES
      Upgrade Kalamazoo warehouse * Install new tooling * Increase direct shipments from Kalamazoo and Cerritos

  European Copper Tube
   PLANTS
      Bilston, Great Britain
      Longueville, France
   PRODUCTS AND APPLICATIONS
      Copper tube in various lengths, diameters and hardnesses for plumbing, refrigeration and heating
      Industrial tube for redraw, copper fittings, etc.
   CUSTOMERS
      Builders' merchants, plumbing, refrigeration and heating wholesalers
      OEMs
   1998 HIGHLIGHTS
      Ceased manufacturing at Laigneville on December 30, 1998 * Installed spinner blocks and material handling equipment in Longueville * Acquired drawbenches and other equipment for Longueville and Bilston
   1999 OBJECTIVES
      Rationalize tube production and distribution * Install new information systems * Update bundling and capping equipment in Bilston

 Industrial Products Division

[GRAPH]

Net Sales
(millions of dollars)
                                     1994    1995    1996    1997    1998
Net Sales                            $225    $251    $256    $293    $275

[GRAPH]

Operating Income
(millions of dollars)
                                     1994    1995    1996    1997    1998
Operating Income                     $17     $20     $27     $30     $31

  Brass Rod
   PLANTS
      Port Huron, Michigan

   PRODUCTS AND APPLICATIONS
      A broad range of rounds, squares, hexagons and special shapes in free machining, thread rolling and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment
   CUSTOMERS
      OEMs, contract machining companies and distributors
   1998 HIGHLIGHTS
      Achieved record shipments * Increased casting capacity * Installed automated bundling system
   1999 OBJECTIVES
      Upgrade casting process * Upgrade straighteners * Continue to improve yield

  Engineered Products
   PLANTS
      Port Huron, Michigan
      Marysville, Michigan
      Hartsville, Tennessee
      Jacksboro, Tennessee
      Waynesboro, Tennessee
      North Wales, Pennsylvania
      Salisbury, Maryland
   PRODUCTS AND APPLICATIONS
      Brass and aluminum hot metal forgings in assorted alloys for plumbing brass, valves and fittings, and industrial machinery and equipment
      Cold formed aluminum and copper products for automotive, industrial and recreational components
      Valves and custom OEM products for refrigeration and air-
       conditioning applications
      Custom valve and other metal assemblies for the gas appliance and
       BBQ grill markets
      Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.;
       coaxial cables
   CUSTOMERS
      OEMs
   1998 HIGHLIGHTS
      Acquired Lincoln Brass Works * Consolidated sales organization *
       Invested in annealing, cleaning and machining
   1999 OBJECTIVES
      Invest to improve manufacturing processes and reduce costs * Offer customers additional value-added products, based on our full range of manufacturing capabilities

 Other Businesses

  Utah Railway Company, established in 1912, hauls coal to connections with national carriers, power plants and to other destinations. Utah Railway Company also provides train switching services in Utah's central corridor. Separately, Alaska Gold Company mines placer gold in Nome, Alaska. Mueller also owns other natural resource properties. 1998 HIGHLIGHTS
      Purchased 10 locomotives to support switching operations
   1999 OBJECTIVES
      Build new yard track to strengthen switching capabilities * Divest
       Alaska Gold Company

MANUFACTURING EXCELLENCE LEADS TO GROWTH

Mueller is a world-class manufacturing company. Over the past five years we have invested more than $200 million in capital improvements. These investments have eliminated bottlenecks, improved quality and pushed down production costs. Mueller is now one of the lowest-cost manufacturers in each of our product lines.

For 1999, we have budgeted $50 million for more capital additions and improvements. Our objective is to achieve a return on investment of at least 20 percent.

The largest investment project in 1999 is the modernization of our recently acquired copper tube mill in Wynne, Arkansas. Plans are in place to upgrade the Wynne facility with new extruding and drawing equipment. We anticipate cost reductions and productivity improvements similar to those achieved from the modernization of our mill in Fulton, Mississippi.

The rationalization of production between Wynne and the mill in Fulton is already under way. Instead of making a full product line in Wynne, and a full line in Fulton, each facility will focus on those items at which it is most efficient. This specialization will minimize changeovers, reduce tooling costs and increase capacity.

[PHOTO]
A program is under way to reduce the cost of making ACR tube.

[PHOTO]
Casting facility near completion

[PHOTO]
In 1997, we began a two-year program to build a copper casting facility adjoining our tube mill in Fulton, Mississippi. This $33.4 million investment will allow the mill to use a lower-cost mix of copper scrap and cathode, while improving billet quality. This project is on schedule to start operations this spring. Since copper represents by far Mueller's largest production cost, savings can be realized when the spread between the price of scrap and the price of cathode widens.

"Two mills can make tube much more efficiently than one. The possibilities are incredible!"

[PHOTO]
BRUCE CLEMENTS joined Mueller in September 1998, as Vice President of Copper Tube Manufacturing.

[GRAPH]

Capital improvements have pushed down
manufacturing and distribution costs
(Costs per pound, excluding raw materials; 1995=100)
                                             1995    1996    1997    1998
Copper Tube (Fulton)                         100      90      88      88
Copper Fittings                              100      95      91      88
Plastic Fittings                             100      88      81      74
Brass Rod                                    100      97      92      87

SUPERIOR CUSTOMER SERVICE ADDS VALUE TO MUELLER PRODUCTS

Mueller is dedicated to superior customer service. We will not be satisfied until every order is shipped complete, error-free and delivered on time. In pursuit of this goal, we have programs in place to ensure product availability and timely delivery.

We have installed state-of-the-art information systems, including
Electronic Data Interchange (EDI), and have invested in employee training programs. Recently, we inaugurated an integrated customer service facility. This facility allows the same individual to support the customer from order entry throughout fulfillment, thereby ensuring quality service.

B&K Industries, Inc., acquired in August 1998, is known for going beyond the call of duty to find solutions for customer needs. B&K's extensive import line, coupled with Mueller's manufactured products, provides our retail customers with one-stop sourcing and efficient purchasing. B&K's expertise in serving the retail marketplace has already allowed Mueller to establish major new national accounts.

[PHOTO]
B&K's logo is recognized as a mark of quality in home centers and hardware stores nationwide.

"Mueller believes in long-term business relationships. Knowing our customers is key to our own success!"

[PHOTO]
PETER BERKMAN is the President of B&K Industries, acquired in August 1998.

[PHOTO]
DIRECT SHIPMENT GETS TUBE TO THE CUSTOMER FASTER

Last year we expanded the Fulton tube mill's distribution capabilities. More than 65 percent of the shipments from the mill now go directly to the customer, instead of through distribution centers. Direct shipment reduces handling costs, improves service and enables more effective use of inventory.

[PHOTO]

ACQUISITIONS STRENGTHEN OUR CORE BUSINESSES

Mueller has made nine acquisitions over the past five years. Every acquisition has strengthened our core businesses. By focusing on our industry, we have been able to leverage existing manufacturing, sales and distribution capabilities.

This acquisition strategy has created economies of scale, extended our product lines, opened up new markets and made our Company an increasingly valuable resource to our customers.

We expect to continue to grow through strategic acquisitions. The candidates of greatest interest are sound businesses where new investment can generate long-term growth. We do not require an acquisition to be immediately accretive to earnings; however, we do insist on a clear vision of the acquisition's ability to build future value.

Mueller ended 1998 with $81 million in cash, a $100 million line of credit available and a modest 28 percent debt-to-total-capitalization ratio. We have the resources to support further acquisitions and to make the investments required to realize the potential of the companies we buy.

"Every acquisition has strengthened our core businesses!"

[PHOTO]
DAVID RICE joined Mueller in April 1998, as Controller of the Industrial Products Division.

[PHOTO]
Mueller's line sets business grew substantially with the acquisition of Halstead in November 1998.

[PHOTO]
Lincoln Brass Works, acquired in September 1998, is a large consumer of Mueller brass rod.

NINE ACQUISITIONS IN FIVE YEARS STRENGTHEN MUELLER'S CORE BUSINESSES

  SEPTEMBER 1994 DWV PLASTIC FITTINGS
    Purchased plants in Michigan and California. Began rationalizing production of over 1,000 different DWV plastic fittings between new plants and existing plant in Ohio. By 1998, per pound production and distribution costs had fallen 45 percent from 1993 levels.

  JUNE 1996 LINE SETS
    Entered line sets business. Line sets are made from copper tube and sold by our sales force to wholesale and OEM customers.

  JUNE 1996 MUELLER TOOL & MACHINE
    Purchased a custom tool fabricator, enabling faster tool and machine development in support of copper fittings and other manufacturing operations.

  DECEMBER 1996 PRECISION TUBE
    Bought redraw facility, manufacturing copper tubing, copper alloy tubing, aluminum tubing and fabricated tubular products. Strong presence in the baseboard heating industry.

  FEBRUARY 1997 WEDNESBURY TUBE
    Purchased copper tube mill in England. Mueller's manufacturing expands to Europe, which has a copper tube market as large as the United States.

  MAY 1997 DESNOYERS
    Acquired copper tube operations near Paris, expanding our presence in Europe. Both Desnoyers and Wednesbury were acquired for a modest investment, with the objective of reducing their cost structure and increasing productivity.

  AUGUST 1998 B&K INDUSTRIES
    Bought a significant import distributor of residential and commercial plumbing products. B&K's distribution network and expertise give Mueller new access to the retail marketplace.

  SEPTEMBER 1998 LINCOLN BRASS WORKS
    Purchased operation with strong metal fabrication and machining capabilities that complement existing brass forging operation. Lincoln is also a large consumer of Mueller brass rod and forgings.

  NOVEMBER 1998 HALSTEAD INDUSTRIES
    Acquired a U.S. producer of copper tube and line sets, creating opportunity to realize substantial economies of scale.

[GRAPH]

Over the past five years, Mueller has invested more than $400 million to grow our businesses.
(millions of dollars)
                                    1994    1995    1996    1997    1998
Capital Expenditures                $48.2   $41.0   $18.9   $36.9   $ 55.4
Acquisitions                        $12.8   $ 0.0   $ 0.4   $37.9   $158.5

[GRAPH]

However, debt remains a modest percent of total capitalization...
(millions of dollars)
                               1994     1995     1996     1997     1998
Debt                           $ 94.7   $ 75.9   $ 59.6   $ 72.1   $194.5
Equity                         $241.9   $285.9   $348.1   $418.0   $502.1
Ratio (percent)                  28.1%    21.0%    14.6%    14.7%    27.9%

[GRAPH]

 ...supported by powerful cash flow.
(millions of dollars)
                               1994     1995     1996     1997     1998
Earnings Before Interest,
 Taxes, Depreciation
 and Amortization (EBITDA)     $ 56.4   $ 81.9   $108.9   $123.2   $135.0

Financial Review

Overview

     Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller's plants are located throughout the United States and in Canada, France and Great Britain. The Company also owns a short line railroad in Utah and natural resource properties in the Western U.S.

     The Company's businesses are managed and organized into three segments: (i) Standard Products Division (SPD); (ii) Industrial Products Division (IPD); and (iii) Other Businesses. SPD manufactures and sells copper tube, and copper and plastic fittings and valves. Outside of the United States, SPD manufactures copper tube in Europe and copper fittings in Canada. SPD sells these products to wholesalers in the HVAC (heating, ventilation and air-conditioning), plumbing and refrigeration markets, and to distributors to the manufactured housing and recreational vehicle industries. IPD manufactures and sells brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. IPD sells its products primarily to original equipment manufacturers (OEMs), many of which are in the HVAC, plumbing and refrigeration markets. Other Businesses include Utah Railway Company, Alaska Gold Company and other natural resource properties and interests. SPD and IPD account for more than 96 percent of consolidated net sales and more than 86 percent of consolidated total assets.

     During 1998, the Company completed three acquisitions: (i) Halstead Industries, Inc. (Halstead) operates a copper tube mill in Wynne, Arkansas and a line sets factory in Clinton, Tennessee; (ii) B&K Industries, Inc. (B&K), based in Elk Grove Village, Illinois, is a significant import distributor of residential and commercial plumbing products in the United States that sells through all major distribution channels including hardware co-ops, home centers, plumbing wholesalers, hardware wholesalers, OEMs and manufactured housing wholesalers; and (iii) Lincoln Brass Works, Inc. (Lincoln) produces custom valve assemblies, custom metal assemblies, gas delivery systems and tubular products, primarily for the gas appliance market, at two manufacturing facilities in Tennessee.

     New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings.

     Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its completed products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of fluctuations in material costs by passing through these costs to its customers. "Spreads" fluctuate based upon competitive market conditions.

Results of Operations

1998 Performance Compared to 1997

     Consolidated net sales in 1998 were $929.4 million or 4.5 percent higher than $889.0 million in 1997. Pounds of product sold totaled 644.6 million in 1998 or 18.2 percent more than the 545.3 million pounds sold in 1997. Net selling prices generally fluctuate with changes in raw material prices; therefore, pounds sold is an additional measurement of the Company's growth. For example, the COMEX average copper price in 1998 was approximately 27 percent lower than the 1997 average. This decline impacts the Company's net sales and cost of goods sold.

     Acquisitions contributed to growth in 1998. Businesses acquired in 1997 added approximately $168.6 million to the Company's 1998 net sales and those acquired in 1998 added approximately $59.7 million. The Halstead acquisition was completed in the fourth quarter of 1998 and the other two acquisitions were completed in the third quarter. Growth from core product lines that existed prior to the 1997 and 1998 acquisitions added 6.1 percent to the Company's 1998 growth measured in pounds of product shipped.

     Cost of goods sold increased $15.5 million, or 2.2 percent, to $720.3 million in 1998. This increase is primarily attributable to acquisitions and higher sales of core products. Gross profit was 22.5 percent of net sales in 1998 compared to 20.7 percent in 1997 and cost of sales improved accordingly. This 1.8 percent rate improvement resulted from lower manufacturing costs, continued higher yields from production, reduced metal costs and improved spreads in certain products, particularly copper tube.

     Depreciation and amortization increased $3.9 million, or 18.6 percent, to $24.9 million in 1998 compared to $21.0 million in 1997. This increase was due to capital expenditures in recent years, $55.4 million in 1998 and $36.9 million in 1997, and to the 1997 and 1998 acquisitions.

     Selling, general and administrative expense increased $11.9 million, or 18.7 percent, to $75.4 million in 1998. When measured on a basis of cost per pound of product sold, these expenses averaged 11.7 cents a pound in 1998 and 11.6 cents a pound in 1997. Approximately 90 percent of the $11.9 million increase was attributable to businesses acquired in 1997 and 1998.

     Interest expense increased 17.5 percent in 1998 to $5.8 million. The 1998 increase resulted primarily from funds borrowed against the Company's line of credit in the fourth quarter of 1998 to purchase Halstead and from certain debt assumed by the Company in the acquisition of B&K. The Company capitalized interest of $.8 million for major capital improvement projects in 1998 compared to $.1 million in 1997.

     The provision for environmental reserves totaled $2.1 million in 1998 compared to $3.1 million in 1997. This provision is based on updated information and on results of ongoing environmental remediation and monitoring programs at previously identified sites.

     Other income decreased to $8.5 million in 1998 from $9.2 million in 1997. Within this classification, interest income increased $1.5 million to $5.1 million in 1998 while gains from disposal of non-manufacturing properties decreased $1.5 million to $2.2 million in 1998. Rent and royalty income decreased $.8 million from $2.2 million in 1997.

     The Company provided $33.9 million for income taxes in 1998, of which $4.9 million was deferred. Current income tax expense of $29.0 million increased approximately $.8 million over 1997 primarily because of increased taxable income. The 31.0 percent effective tax rate for 1998, which is comparable to the 1997 rate, reflects the recognition of certain tax attributes discussed in Note 6 and certain favorable state tax credits, including IRB financings.

     The Company's employment increased from 3,378 positions at the end of 1997 to 4,788 at the 1998 year-end. Of this increase, 1,335 positions relate to businesses acquired during 1998.

Standard Products Division

     Net sales by SPD were $624.4 million in 1998 compared to $560.8 million in 1997 for an 11.3 percent increase. Operating income was $85.5 million in 1998 compared to $73.0 million in 1997. The profit improvement resulted from increased volume, lower manufacturing costs and improved spreads in certain products, particularly copper tube.

Industrial Products Division

     IPD's net sales were $274.6 million in 1998 compared to $292.9 million in 1997. Due to the lower cost of raw materials, the average selling price for finished product was approximately 20 percent lower in 1998 compared to 1997's levels. Operating income was $31.2 million in 1998 compared to $29.6 million in 1997. Increased volume and lower manufacturing costs accounted for the profit improvement.

Other Businesses

     Utah Railway Company hauled 5.5 million tons of coal in 1998 or 11.6 percent more than in 1997. Revenue totaled $23.5 million in 1998 compared to $19.7 million in 1997. In late 1998, there was a fire at one of the coal mines served by Utah Railway Company. We expect the mine to re-open in 1999, though this is not certain. Extensive delays would have a negative impact on the future profitability of the railroad. Alaska Gold Company's net sales were $8.2 million in 1998 compared to $15.5 million in 1997. Alaska Gold sold its 1998 gold production in 1998, whereas in 1997 it sold two years of gold production. Continuing low gold prices have caused suspension of Alaska Gold's winter open pit mining, although summer mining activity will continue. Separately, Mueller has entered into a contract to sell Alaska Gold Company, subject to various contingencies.

1997 Performance Compared to 1996

     Consolidated net sales of $889.0 million in 1997 compares with $718.3 million in 1996. The increase was due to acquisitions, internal growth and gold sales of $15.5 million. Businesses acquired during 1997 added approximately $128.6 million to net sales. In 1997, the Company's core manufacturing businesses shipped 545.3 million pounds of product compared to 447.0 million pounds in 1996. Of this increase, 73.9 percent was attributable to acquired businesses. Net sales were also affected by lower copper prices, which were partially offset by higher prices of other products.

     Cost of goods sold totaled $704.8 million in 1997 compared to $554.6 million in 1996. The increase is primarily attributable to acquisitions, higher sales volume and gold sales. The Company's gross profit, excluding acquisitions, was 23.4 percent compared to 22.8 percent in 1996. This improvement resulted from continued higher yields, cost reductions and certain price increases. Including acquisitions, gross profit increased $20.5 million to $184.2 million, or 20.7 percent of net sales in 1997.

     Depreciation and amortization totaled $21.0 million in 1997 compared to $18.5 million in 1996. This increase was due to heavy capital investment programs in recent years and to the 1997 acquisitions.

     Selling, general and administrative expense increased $8.7 million in 1997 to $63.5 million or 7.1 percent of net sales. It was 7.6 percent in 1996. The 1997 increase was due mainly to the acquisitions and higher sales volume.

     Interest expense decreased 7.1 percent in 1997 to $5.0 million compared to $5.3 million in 1996. The provision for environmental reserves totaled $3.1 million in 1997 compared to $2.0 million in 1996. The 1997 provision relates to Mining Remedial Recovery Company, a non-core subsidiary, and is based on updated information and results of ongoing environmental remediation and monitoring programs at previously identified sites. Other income increased to $9.2 million in 1997 from $5.3 million in 1996. This increase occurred primarily from higher gold royalty income and gains from the sale of coal mining property in Hiawatha, Utah, and certain other properties at Alaska Gold.

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

Standard Products Division

     In 1997, SPD net sales increased $118.6 million to $560.8 million, a
26.8 percent increase over 1996. Much of the increase in net sales is attributable to acquisitions that occurred in the first half of 1997. Operating income was $73.0 million in 1997, a $2.2 million decrease from 1996. Losses at acquired European businesses offset operating income improvements at the Company's U.S. businesses. Improvements at the Company's domestic operations resulted from higher sales volumes, favorable pricing in copper and plastic fittings, and overall productivity gains.

Industrial Products Division

     IPD's net sales were $292.9 million in 1997, a 14.3 percent increase over 1996. Operating income was $29.6 million in 1997 compared to $27.5 million in 1996. Operating income increased primarily due to higher sales volume, as well as productivity and yield improvements in manufacturing operations.

Other Businesses

     Net sales were $35.7 million in 1997 compared to $20.3 million in 1996. The increase was primarily due to gold sales of $15.5 million in 1997; none was sold in 1996. Transportation revenues of Utah Railway Company were $19.7 million in 1997 compared to $20.0 million in 1996. Utah Railway Company hauled 4.9 million tons of coal in 1997, down 21.7 percent from 1996. This decline was the result of temporary operating difficulties at the coal mines served, along with service disruptions in the Union Pacific system. Alaska Gold Company sold 54,500 ounces of gold in 1997, including production and royalty gold from both 1997 and 1996.

Liquidity and Capital Resources

     The Company's cash and cash equivalents balance increased $10.6 million during 1998 to $80.6 million at year-end. Major components of the 1998 change include $98.9 million of cash provided by operating activities, $201.1 million of cash used in investing activities and $113.3 million of cash provided by financing activities.

     Net income of $75.4 million in 1998 was the primary component of cash provided by operating activities. Depreciation and amortization of $24.9 million and deferred income taxes of $4.9 million were the primary non-cash adjustments. Major changes in working capital included a $13.0 million decrease in receivables, a $3.2 million increase in other assets and a $9.2 million decrease in current and other liabilities.

     Major components of net cash used in investing activities in 1998 included $55.4 million for capital expenditures and $158.5 million for business acquisitions. Investments in acquisitions include Halstead, B&K and Lincoln. Other components include escrowed IRB proceeds and a note receivable. Capital expenditures were primarily related to improvements in manufacturing processes as well as the purchase of previously leased land and buildings for one of the Company's existing facilities.

     Net cash provided by financing activities totaled $113.3 million. In 1997, the Company entered into IRB financing agreements for two capital projects in Mississippi. These IRB financing obligations totaled $27.5 million, of which $6.4 million remained in escrow at the 1998 year-end. These IRBs have favorable tax attributes. Also, during 1998 the Company paid $19.4 million of scheduled debt repayments.

     The Company used its line of credit facility to fund the acquisition of Halstead in the fourth quarter of 1998. This involved implementation of a temporary bulge facility to increase the Company's borrowing availability under its existing line of credit to $125 million. At the end of the fiscal year, borrowings outstanding under this facility were at $120 million.

     Subsequent to fiscal year-end, the Company completed a restructured financing arrangement by borrowing $125 million in an unsecured term note (Term Note) from its bank syndicate. The Term Note matures on December 31, 2003 and carries an interest rate based on 90-day LIBOR. Additionally, the restructured financing restored to its original level the Company's $100 million unsecured line of credit (Credit Facility) which expires in May 2001. The Credit Facility may be extended for successive one-year periods by agreement of the parties. Subsequent to the restructuring, there are no outstanding borrowings against the Credit Facility. The Company did, however, have approximately $4.2 million in letters of credit backed by this Credit Facility at the end of 1998. At December 26, 1998, the Company's total debt was $194.5 million or 27.9 percent of its total capitalization.

     The Company's financing obligations contain various covenants which require, among other things, the maintenance of minimum levels of working capital, tangible net worth and debt service coverage ratios. The Company is in compliance with all of its debt covenants.

     The Company is implementing a $33.4 million capital improvement project at its Fulton copper tube mill to improve the utilization of scrap metal and enhance the mill's casting processes. This project is also expected to improve yield, productivity and billet quality. The project, when completed in the first half of 1999, will allow the tube mill to use more scrap copper when market conditions warrant.

     The Company is considering various long-term capital investments for its businesses, including its recently acquired Wynne, Arkansas copper tube mill, European operations and others, that will improve their cost structure and productivity.

     Management believes that cash provided by operations and currently available cash of $80.6 million will be adequate to meet the Company's normal future capital expenditure and operational needs. Additionally, the remaining escrowed IRB cash will be used to partially fund certain capital improvement projects. The Company's current ratio is 2.7 to 1 at December 26, 1998.

Environmental Matters

     The Company ended 1998 with total environmental reserves of approximately $16.3 million. This balance includes $7.3 million for businesses acquired in 1998. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

Market Risk

     The Company is exposed to market risk from changes in foreign exchange, interest rates and raw material costs. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting policies for management of market risk is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Interest Rates

     At December 26, 1998, the fair value of the Company's debt is estimated at $195.2 million, using yields obtained for similar types of borrowing arrangements and taking into consideration the underlying terms of the debt. Such fair value exceeds the carrying value of debt at December 26, 1998 by $.7 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounts to $.6 million at December 26, 1998.

     The Company had $142.2 million of variable rate debt outstanding at December 26, 1998. At this borrowing level, a hypothetical 10 percent increase in interest rates would have a $.8 million unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposure on floating rate debt is based on LIBOR.

Foreign Currency Exchange Rates

     Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed rate contracts to hedge such transactional exposures.

     The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, and the French franc. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates is $27.3 million at December 26, 1998. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 26, 1998 amounts to $2.7 million. This change would be reflected in the equity section of the Company's Consolidated Balance Sheet.

Cost of Raw Materials

     Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of metal, to the extent not reflected in prices for the Company's finished products, could materially and adversely affect the Company's business, results of operations and financial condition.

     The Company enters into forward fixed price arrangements with certain customers. The Company may utilize futures or option contracts to hedge risks associated with forward fixed price arrangements. The Company may also utilize futures or option contracts to manage price risk associated with inventory. The total amount of such contracts was approximately 5.3 million pounds at December 26, 1998 and includes varying maturity dates in 1999. Gains or losses with respect to these positions are reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed price transactions or inventory.

Year 2000 Program

     The Company has established a Year 2000 program to evaluate, confirm compliance and identify any necessary changes to its information technology (IT) and operating (non-IT) systems to address Year 2000 requirements. The Company has retained a consulting firm specializing in this area to assist in the program. To date, the Company has expensed approximately $.7 million related to this outside consultant and it believes that future expenses will be approximately $.4 million in 1999. There are four phases to this program: assessment; inventory; test and correction; and certification. Assessment involves the examination of the Company's IT and non-IT systems for specific date impacts, component complexity and inter-relationships. Inventory involves the identification and categorization of the Company's systems, applications, data structures, system interfaces, programmable logic controllers, etc., which, based on the assessment, potentially raise certain Year 2000 issues. Once the assessment and inventory are completed, the Company plans to determine Year 2000 compliance through a combination of corrections, testing, use assessments and third party verifications. Once this is completed, Mueller will be positioned to certify its systems and facilities as Year 2000 compliant. The Company expects its Year 2000 Program will be completed by September 30, 1999.

     The Company has completed its assessment and inventory of its IT systems. Based on this assessment, Mueller has replaced certain hardware and modified its developed software code at a cost which is immaterial. Certain business systems of the Company's European businesses are not Year 2000 compliant, but this will be resolved within the context of an overall upgrade to these information systems in order to accommodate, among other things, the Euro single currency. Total implementation costs for this upgrade are estimated at approximately $.9 million.

     The Company has completed its assessment and inventory of non-IT systems at over half of its North American manufacturing facilities. Mueller selected these factories for assessment and inventory because of their importance or likelihood of Year 2000 issues. Assessment and inventory at the remaining factories is scheduled for completion by the end of the second quarter. At the surveyed facilities, Mueller has identified a small number of non-IT systems which were not Year 2000 compliant. The Company plans to replace and/or correct and certify as compliant these systems by the second quarter of 1999 at an estimated cost that is not material. To the extent Mueller does not identify all non-IT systems which are not Year 2000 compliant, production on individual pieces of equipment might be curtailed for a period of time. However, management believes that the risk that it would be unable to maintain customer services due to Year 2000 equipment failures is low.

     The Company is in the process of contacting its major product and service suppliers to determine their Year 2000 readiness, and will continue to follow up these inquiries to ensure, to the best of its ability, that these suppliers will be Year 2000 compliant. Nonetheless, there can be no assurance that the systems used by these suppliers will be remediated in a timely manner, which, if not remediated, may have an adverse effect on Mueller. The Company intends to defer development of any Year 2000 contingency plans until it completes its assessment of third party suppliers, which is scheduled to be completed at all currently owned locations by June 1999. The Company estimates that it has no exposure for contingencies related to the Year 2000 issue for the products it has sold.

Recently Issued Accounting Standards

     During 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of a derivative and whether it qualifies for hedge accounting. SFAS No. 133 is effective for the Company's fiscal year 2000. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or the financial position of the Company.

Cautionary Statement Regarding Forward-Looking Information

     This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results and prospects. These foward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Mueller provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

     Such factors include: (i) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (ii) fluctuations in commodity prices (including prices of copper and other raw materials); (iii) competitive factors and competitor responses to Mueller initiatives; (iv) successful implementation and completion of major capital projects; (v) stability of government laws and regulations, including taxes; (vi) changes in labor relations; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

Mueller Industries, Inc.
Consolidated Statements of Income
Years Ended December 26, 1998, December 27, 1997 and December 28, 1996

(In thousands, except per share data)
                                             1998         1997         1996
Net sales                                 $ 929,391    $ 888,997    $ 718,312

Cost of goods sold                          720,293      704,801      554,570
                                           --------     --------     --------
Gross profit                                209,098      184,196      163,742

Depreciation and amortization                24,899       20,998       18,472
Selling, general and administrative
   expense                                   75,390       63,489       54,808
                                           --------     --------     --------
Operating income                            108,809       99,709       90,462

Interest expense                             (5,839)      (4,968)      (5,346)
Environmental reserves                       (2,133)      (3,100)      (2,045)
Other income, net                             8,503        9,180        5,341
                                           --------     --------     --------
Income before income taxes                  109,340      100,821       88,412
Income tax expense                          (33,895)     (31,051)     (27,239)
                                           --------     --------     --------
Net income                                $  75,445    $  69,770    $  61,173
                                           ========     ========     ========

Weighted average shares for basic
   earnings per share                        35,452       34,997       34,799
Effect of dilutive stock options              4,192        4,253        4,194
                                           --------     --------     --------
Adjusted weighted average shares for
   diluted earnings per share                39,644       39,250       38,993
                                           --------     --------     --------
Basic earnings per share                  $    2.13    $    1.99    $    1.76
                                           ========     ========     ========
Diluted earnings per share                $    1.90    $    1.78    $    1.57
                                           ========     ========     ========



See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets
As of December 26, 1998 and December 27, 1997

(In thousands)
                                                         1998           1997
Assets
Current assets
   Cash and cash equivalents                         $  80,568      $  69,978

   Accounts receivable, less allowance for doubtful
      accounts of $4,929 in 1998 and $3,680 in 1997    155,601        128,902

   Inventories                                         134,732         98,181

   Current deferred income taxes                         5,140          5,023

   Other current assets                                  6,283          6,967
                                                      --------       --------
Total current assets                                   382,324        309,051

Property, plant and equipment, net                     379,082        260,364

Goodwill, net                                           75,988              -

Deferred income taxes                                        -          7,837

Other assets                                            37,300         33,524
                                                      --------       --------
Total Assets                                         $ 874,694      $ 610,776
                                                      ========       ========



See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets
As of December 26, 1998 and December 27, 1997

(In thousands, except share data)

                                                         1998           1997
Liabilities and Stockholders' Equity
Current liabilities
   Current portion of long-term debt                 $  19,980      $  18,980
   Accounts payable                                     46,641         30,530
   Accrued wages and other employee costs               26,636         21,095
   Other current liabilities                            49,317         29,952
                                                      --------       --------
Total current liabilities                              142,574        100,557

Long-term debt, less current portion                   174,569         53,113
Pension liabilities                                      5,924          6,743
Postretirement benefits other than pensions              6,660          7,479
Environmental reserves                                  16,321         10,368
Deferred income taxes                                   10,490          2,040
Other noncurrent liabilities                            15,680         11,745
                                                      --------       --------
   Total liabilities                                   372,218        192,045
                                                      --------       --------

Minority interest in subsidiaries                          354            691

Stockholders' equity
   Preferred stock - shares authorized 4,985,000;
      none outstanding                                       -              -

   Series A junior participating preferred stock -
      $1.00 par value; shares authorized 15,000;
      none outstanding                                       -              -

   Common stock - $.01 par value; shares authorized
      100,000,000; issued 40,091,502 in 1998 and
      40,000,000 in 1997; outstanding 35,807,596
      in 1998 and 35,017,416 in 1997                       401            200

   Additional paid-in capital, common                  258,171        253,928
   Retained earnings since January 1, 1991             273,198        197,753
   Cumulative translation adjustments                   (3,317)        (3,232)
   Treasury common stock, at cost                      (26,331)       (30,609)
                                                      --------       --------
Total stockholders' equity                             502,122        418,040

Commitments and contingencies                                -              -
                                                      --------       --------
Total Liabilities and Stockholders' Equity           $ 874,694      $ 610,776
                                                      ========       ========

See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Cash Flows
Years Ended December 26, 1998, December 27, 1997 and December 28, 1996

(In thousands)
                                             1998         1997         1996
Operating activities:
Net income                                $  75,445    $  69,770    $  61,173
Reconciliation of net income to net cash
  provided by operating activities:
   Depreciation and amortization             24,899       20,998       18,472
   Provision for doubtful accounts
     receivable                                 556          107          435
   Minority interest in subsidiaries,
     net of dividend paid                      (337)         294          397
   Deferred income taxes                      4,870        2,830        4,144
   Gain on disposal of properties            (2,156)      (3,702)        (973)
   Changes in assets and liabilities, net of
     businesses acquired:
      Receivables                            12,973      (24,422)      (5,628)
      Inventories                            (4,875)       1,329      (10,070)
      Other assets                           (3,219)      (5,451)        (793)
      Current liabilities                    (6,016)      (3,543)      12,477
      Other liabilities                      (3,165)      (5,416)        (495)
      Other, net                                (65)         136         (439)
                                           --------     --------     --------
Net cash provided by operating activities    98,910       52,930       78,700
                                           --------     --------     --------

Investing activities:
Acquisition of businesses                  (158,514)     (37,874)        (417)
Capital expenditures                        (55,440)     (36,865)     (18,868)
Proceeds from sales of properties             2,559        5,826        4,142
Escrowed IRB proceeds                        14,739      (21,146)           -
Note receivable                              (4,484)           -            -
                                           --------     --------     --------
Net cash used in investing activities      (201,140)     (90,059)     (15,143)
                                           --------     --------     --------

Financing activities:
Proceeds from issuance of long-term debt    120,000       27,500            -
Repayments of long-term debt                (19,396)     (18,133)     (16,252)
Proceeds from the sale of treasury stock      7,284          615        1,294
Proceeds from line of credit, net             5,451            -            -
                                           --------     --------     --------
Net cash provided by (used in)
  financing activities                      113,339        9,982      (14,958)
                                           --------     --------     --------


See accompanying notes to consolidated financial statements.





                                      -26-

Effect of exchange rate changes on cash        (519)         169            -
                                           --------     --------     --------
Increase (decrease) in cash and
  cash equivalents                           10,590      (26,978)      48,599
Cash and cash equivalents at the
  beginning of the year                      69,978       96,956       48,357
                                           --------     --------     --------
Cash and cash equivalents at the
  end of the year                         $  80,568    $  69,978    $  96,956
                                           ========     ========     ========


For supplemental disclosures of cash flow information, see
Notes 1, 4, 6 and 12.
See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 26, 1998, December 27, 1997 and December 28, 1996 (In thousands)

                                    Common Stock       Additional                  Cumulative     Treasury Stock
                                 Number                Paid-In     Retained        Translation   Number
                                 of Shares   Amount    Capital     Earnings        Adjustments   of Shares  Cost      Total
Balance, December 30, 1995        40,000     $ 200     $ 253,969   $  66,810       $  (2,545)     5,301    $(32,559)  $285,875
Comprehensive income:
Net income                             -         -             -      61,173               -          -           -     61,173
Other comprehensive income:
  Foreign currency translation         -         -             -           -            (260)         -           -       (260)
                                                                                                                      --------
Comprehensive income                                                                                                    60,913
Issuance of shares under
  employee stock purchase plan         -         -           484           -               -        (79)        484        968
Issuance of shares under
  incentive stock option plan          -         -          (239)          -               -        (92)        565        326
                                 -------       ---       -------     -------           -----     ------     -------   --------
Balance, December 28, 1996        40,000       200       254,214     127,983          (2,805)     5,130     (31,510)   348,082
Comprehensive income:
Net income                             -         -             -      69,770               -          -           -     69,770
Other comprehensive income:
  Foreign currency translation         -         -             -           -            (427)         -           -       (427)
                                                                                                                      --------
Comprehensive income                                                                                                    69,343
Issuance of shares under
  incentive stock option plan          -         -          (286)          -               -       (148)        901        615
                                 -------       ---       -------     -------           -----     ------     -------    -------
Balance, December 27, 1997        40,000       200       253,928     197,753          (3,232)     4,982     (30,609)   418,040
Comprehensive income:
Net income                             -         -             -      75,445               -          -           -     75,445
Other comprehensive income:
  Foreign currency translation         -         -             -           -             (85)         -           -        (85)
                                                                                                                      --------
Comprehensive income                                                                                                    75,360
Issuance of shares under
  incentive stock option plan          -         -          (765)          -               -       (698)      4,278      3,513
Par value of shares issued in
  connection with a two-for-
  one stock split                      -       200          (200)          -               -          -           -          -
Issuance of shares for
  business acquisition                92         1         2,837           -               -          -           -      2,838
Note receivable from officer           -         -        (1,400)          -               -          -           -     (1,400)
Tax benefit related to
  employee stock options               -         -         3,771           -               -          -           -      3,771
                                 -------       ---       -------     -------           -----     ------     -------    -------
Balance, December 26, 1998        40,092     $ 401     $ 258,171   $ 273,198       $  (3,317)     4,284    $(26,331)  $502,122
                                 =======       ===       =======     =======           =====     ======     =======    =======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statement

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

     The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company markets its products to the HVAC, plumbing, refrigeration, hardware and other industries. During 1998, the Company operated 22 factories in 8 states, Canada, Great Britain and France and had distribution facilities nationwide and sales representation worldwide.

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

Inventories

     The Company's inventories are valued at the lower of cost or market. The material component of its U.S. copper tube and copper fittings inventories is valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of U.S. copper tube and copper fittings, are valued on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs and manufacturing overhead.

Depreciation

     Depreciation of buildings, machinery and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and 5 to 20 years for machinery and equipment.

Amortization

     Amortization of goodwill is computed on a straight-line basis over 25 or 30 years. Other intangible assets are amortized on a straight-line basis over estimated useful lives ranging from 3 to 10 years.

Revenue Recognition

     Revenue is recognized when products are shipped or services are performed.

Pensions and Other Postretirement Benefit Plans

     During 1998, the Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132). The provisions of SFAS No. 132 revise disclosure requirements related to pension and other postretirement benefit plans. It does not change the methods of measurement or recognition of assets, liabilities and benefit costs of these plans.

Stock-Based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related
Interpretations as permitted by Statement of Financial Accounting
Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

Earnings Per Share

     Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.

Income Taxes

     The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards No. 109,
Accounting for Income Taxes.

Cash Equivalents

     Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 26, 1998 and December 27, 1997, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements and U.S. and foreign government securities totaling $81.4 million and $70.9 million, respectively. These carrying amounts approximate fair value.

Concentrations of Credit and Market Risk

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs and others.

     The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

     The Company enters into forward fixed price arrangements with certain customers. The Company may utilize futures or option contracts to hedge risks associated with forward fixed price arrangements. The Company may also utilize futures or option contracts to manage price risk associated with inventory. Gains or losses with respect to these positions are reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed price transactions or inventory. At year-end, the Company held open hedge forward contracts to deliver approximately $3.8 million of copper.

     The Company's sales are principally denominated and collected in the U.S. dollar. Certain sales are collected in other currencies. The market risk regarding currency exchange rate fluctuations may be hedged using forward contracts. At year-end, the Company held open forward contracts to deliver the equivalent of approximately $1.0 million in other currencies.

Foreign Currency Translation

     For foreign subsidiaries, the functional currency is the local currency. Balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in the Consolidated Statements of Income were not significant.

Comprehensive Income

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130). This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income for the Company consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Stockholders' Equity. The adoption of SFAS No. 130 by the Company had no impact on total stockholders' equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

     During 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is effective for the Company's fiscal year 2000. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or the financial position of the Company.

Reclassifications

     Certain amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform to the 1998 presentation.

Note 2 - Inventories

     Inventories consist of the following:

(In thousands)
                                                         1998           1997
Raw material and supplies                            $  26,544      $  19,960
Work-in-process                                         18,196         20,283
Finished goods                                          89,672         57,531
Gold                                                       320            407
                                                      --------       --------
Inventories                                          $ 134,732      $  98,181
                                                      ========       ========

     Inventories valued using the LIFO method totaled $28.9 million at December 26, 1998 and $20.2 million at December 27, 1997. The approximate FIFO cost of such inventories was $26.9 million at December 26, 1998 and $22.8 million at December 27, 1997.

Note 3 - Properties

     Properties stated at fair value as of December 28, 1990, with subsequent additions recorded at cost, are as follows:

(In thousands)
                                                         1998           1997
Land and land improvements                           $  12,537      $   9,859
Buildings                                               67,879         38,099
Machinery and equipment                                370,080        281,013
Construction in progress                                41,686         20,531
                                                      --------       --------
                                                       492,182        349,502
Less accumulated depreciation                         (113,100)       (89,138)
                                                      --------       --------
Property, plant and equipment, net                   $ 379,082      $ 260,364
                                                      ========       ========

Note 4 - Long-Term Debt

     Long-term debt consists of the following:

(In thousands)
                                                         1998           1997
Line of credit at floating rate
   subsequently refinanced
   by a term note                                    $ 120,000      $       -
Line of credit at floating rate,
   matures March 31, 2000                               19,840              -
8.38% Unsecured notes payable,
   due through 2000                                      7,142         10,714
7.54% Unsecured note payable, due through 1999           5,000          9,000
1993 Series IRBs with interest at 6.95%, due
     through 2000                                        5,714          8,571
1994 Series IRBs with interest at 8.825%, due
     through 2001                                        6,429          9,000
1997 Series IRBs with interest at 7.39%, due
     through 2014                                       20,625         24,125
1997 Series IRBs with interest at 7.31%, due
     through 2009                                        1,925          2,385
Other, including capitalized lease obligations           7,874          8,298
                                                      --------       --------
                                                       194,549         72,093
Less current portion of long-term debt                 (19,980)       (18,980)
                                                      --------       --------
Long-term debt                                       $ 174,569      $  53,113
                                                      ========       ========

     The Company has an unsecured $100 million line of credit (the Credit Facility) which was temporarily increased to $125 million in November 1998. During the fourth quarter of 1998, the Company borrowed $120 million under the Credit Facility. Proceeds from this borrowing were used to fund the acquisition of Halstead Industries, Inc. (Halstead) including payment of Halstead's existing debt.

     On December 30, 1998, subsequent to fiscal year-end, the Company executed an Amended and Restated Credit Agreement (the Agreement) with its syndicate of eight banks. The Agreement established an unsecured, $125 million term note, the proceeds of which were primarily used to pay down the balance under the Credit Facility. The Agreement also returned the ceiling under the Credit Facility to its original level of $100 million. The Agreement requires quarterly principal payments on the term note of approximately $3.3 million plus interest through 2003, with a balloon payment of $62.5 million due December 31, 2003. Interest is based on the 90-day LIBOR interest rate plus a premium of 110 to 130 basis points as determined by certain financial ratios.

     The Company's Credit Facility expires in May 2001, but may be extended for successive one-year periods by agreement of the parties.

Borrowings under the Credit Facility bear interest, at the Company's option, at (i) prime rate less .5 percent, (ii) LIBOR plus .27 percent, subject to adjustment, or (iii) Federal Funds rate plus .65 percent. A commitment fee of 17.5 basis points per year on the unused portion of the Credit Facility is payable quarterly. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $4.2 million at December 26, 1998. During 1998, the Company assumed an additional $22 million line of credit under similar terms in connection with the acquisition of B&K Industries, Inc. (B&K). This line of credit is secured by certain assets of B&K and matures March 31, 2000.

     Borrowings under the above arrangements require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all debt covenants.

     Aggregate annual maturities of the Company's debt after execution of the Agreement are $26.6 million, $51.8 million, $16.3 million, $17.7 million and $17.4 million (not including the balloon payment of $62.5 million under the Agreement due December 31, 2003) for the fiscal years 1999 through 2003, respectively, and $69.7 million thereafter. Interest paid in 1998, 1997 and 1996 was $6.3 million, $4.8 million and $5.2 million, respectively. During 1998, 1997 and 1996 the Company capitalized interest of $.8 million, $.1 million and $.3 million, respectively, related to its major capital improvement programs. Using a discounted cash flow analysis, the fair value of the Company's debt approximates book value at the end of 1998 and 1997, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.

Note 5 - Stockholders' Equity

     In May 1998, the Company declared a two-for-one stock split effected in the form of a 100 percent stock dividend. All presentations of share data herein, including earnings per share, have been restated to reflect the split for all periods presented.

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

     In the event that the Company is acquired in a merger or other business combination, or certain other events occur, provision shall be made so that each holder of a Right (except Rights previously voided) shall have the right to receive, upon exercise thereof at the then current exercise price, the number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right.

Note 6 - Income Taxes

     The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                             1998         1997         1996
Domestic                                  $ 108,135    $ 101,577    $  80,557
Foreign                                       1,205         (756)       7,855
                                           --------     --------     --------
Income before income taxes                $ 109,340    $ 100,821    $  88,412
                                           ========     ========     ========

     Income tax expense consists of the following:

(In thousands)
                                             1998         1997         1996
Current tax expense:
     Federal                              $  24,882    $  23,855    $  18,296
     Foreign                                  2,400        2,666        3,249
     State and local                          1,743        1,700        1,550
                                           --------     --------     --------
Current tax expense                          29,025       28,221       23,095
                                           --------     --------     --------
Deferred tax expense (benefit):
     Federal                                  4,226        3,872        3,995
     Foreign                                    595       (1,263)           -
     State and local                             49          221          149
                                           --------     --------     --------
Deferred tax expense                          4,870        2,830        4,144
                                           --------     --------     --------
Income tax expense                        $  33,895    $  31,051    $  27,239
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

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes, is reconciled as follows:

(In thousands)
                                             1998         1997         1996
Expected income tax expense               $  38,269    $  35,287    $  30,944
State and local income tax,
      net of federal benefit                  1,133        1,254        1,027
Foreign income taxes                          2,119         (398)       1,035
Closing Agreement                            (3,105)           -            -
Valuation allowance                          (5,481)      (4,226)      (4,622)
Other, net                                      960         (866)      (1,145)
                                           --------     --------     --------
Income tax expense                        $  33,895    $  31,051    $  27,239
                                           ========     ========     ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                      1998           1997
Deferred tax assets:
     Accounts receivable                          $     988      $   1,047
     Inventories                                      1,762          1,762
     Pension, OPEB and accrued items                  7,335          9,939
     Other reserves                                  11,668          9,963
     Deferred loss                                   26,562              -
     Net operating loss carryforwards                29,612         38,218
     Loss carryforward-prior abandonment
          of preferred stock                         16,887         40,757
     Foreign tax credits                              1,711          2,106
     Alternative minimum tax credit
         carryforwards                                4,026          4,053
                                                   --------       --------
Total deferred tax assets                           100,551        107,845
Less valuation allowance                            (46,592)       (52,073)
                                                   --------       --------
Deferred tax assets, net of
     valuation allowance                             53,959         55,772
                                                   --------       --------
Deferred tax liabilities:
     Property, plant and equipment                   59,005         43,522
     Other                                              304          1,430
                                                   --------       --------
Total deferred tax liabilities                       59,309         44,952
                                                   --------       --------
Net deferred tax (liability) asset                $  (5,350)     $  10,820
                                                   ========       ========

     As of December 26, 1998, the Company had net operating loss carryforwards (NOLs) available to offset future federal taxable income of $84.6 million, of which $73.8 million have been recognized. These NOLs expire as follows: $11.5 million in 2001, $6.5 million in 2002, $59.8 million in 2005 and $6.8 million in 2006. Annual limitations on these NOLs are approximately $17.3 million through 2001 and approximately $14.4 million through 2006. During 1998, 1997 and 1996, the Company recognized $4.1 million, $3.8 million and $.7 million, respectively, of these tax attributes, reducing the deferred income tax provision in each year. As additional NOLs are utilized, the Company expects to recognize additional tax attributes in the future by reducing the valuation allowance. The tax effect of future recognition of any of the remaining NOLs of approximately $10.8 million will reduce the deferred income tax provisions in the periods recognized. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.0 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     In August 1998, the Company entered into a comprehensive closing agreement (the Closing Agreement) with the Internal Revenue Service, which concluded the audit of the years 1993 through 1995. In 1995, the Company abandoned all its rights and interests in the preferred stock of Sharon Specialty Steel Inc. (a Delaware corporation) which filed for bankruptcy protection. The abandonment of the preferred stock resulted in the Company recognizing a tax loss. The Closing Agreement specifies that the character of the tax loss is a capital loss. The remaining $44.4 million of this unrecognized capital loss is available to offset capital gains of the Company, if any, through December 30, 2000. The tax benefits relating to this loss will be recognized primarily as additions to paid-in capital.

     The Closing Agreement also provides for an ordinary loss of approximately $70 million, of which $14 million has been recognized. Realization of this ordinary loss is dependent upon the occurrence of certain events. For financial reporting purposes, additional recognition may occur in future periods based upon the assessment of realization. Such assessments would consider relevant risks associated with realization.

     Income taxes paid were approximately $26.8 in 1998, $29.9 million in 1997 and $19.3 million in 1996.

Note 7 - Other Current Liabilities

     Other current liabilities consist of the following:

(In thousands)
                                                      1998           1997
Accrued discounts and allowances                  $  15,022      $   6,985
Accrued severance and related
   costs for acquired businesses                      9,266              -
Freight settlements due to other railroads            2,866          3,724
Income taxes payable                                  1,393          1,559
Other                                                20,770         17,684
                                                   --------       --------
Other current liabilities                         $  49,317      $  29,952
                                                   ========       ========

Note 8 - Employee Benefits

     The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 26, 1998, and a statement of the plans' funded status as of December 26, 1998 and December 27, 1997:

(In thousands)
                                 Pension Benefits          Other Benefits
                                1998         1997         1998         1997
Change in benefit
  obligation:
   Obligation at
      beginning of year      $  47,394    $  47,498    $   8,118    $   9,320
   Service cost                  2,384          525           14           24
   Interest cost                 5,305        3,476          633          636
   Participant
      contributions                177            -            -            -
   Actuarial loss (gain)         3,343         (124)        (111)      (1,275)
   Business acquisitions        25,209            -            -            -
   Benefit payments             (3,812)      (3,981)        (613)        (587)
   Foreign currency
      translation
      adjustment                   227            -            -            -
                              --------     --------     --------     --------
Obligation at end
  of year                    $  80,227    $  47,394    $   8,041    $   8,118
                              ========     ========     ========     ========





                                      -38-

                                 Pension Benefits          Other Benefits
                                1998         1997         1998         1997
Change in fair value
  of plan assets:
   Fair value of
      plan assets at
      beginning
      of year                $  59,567    $  49,523    $       -    $       -
   Actual return on
      plan assets                7,693       13,903            -            -
   Employer contributions        3,087          122          613          587
   Participant contributions       177            -            -            -
   Business acquisitions        25,072            -            -            -
   Benefit payments             (3,812)      (3,981)        (613)        (587)
   Foreign currency
      translation adjustment       227            -            -            -
                              --------     --------     --------     --------
Fair value of plan assets
  at end of year             $  92,011    $  59,567    $       -    $       -
                              ========     ========     ========     ========

Funded status:
   Funded (underfunded)
      status at end of year  $  11,784    $  12,173    $  (8,041)   $  (8,118)
   Unrecognized prior
      service cost               2,389        2,957            -            -
   Unrecognized gain           (17,481)     (22,304)      (1,197)      (1,132)
                              --------     --------     --------     --------
Net amount recognized        $  (3,308)   $  (7,174)   $  (9,238)   $  (9,250)
                              ========     ========     ========     ========

     The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 26, 1998 and December 27, 1997:

(In thousands)
                                 Pension Benefits          Other Benefits
                                1998         1997         1998         1997
Prepaid benefit cost         $   1,806    $   1,027    $       -    $       -
Accrued benefit
  liability                     (5,114)      (8,201)      (9,238)      (9,250)
                              --------     --------     --------     --------
Net amount recognized        $  (3,308)   $  (7,174)   $  (9,238)   $  (9,250)
                              ========     ========     ========     ========

     For actuarial purposes, the annual rate of increase in the per capita cost of covered health care benefits ranges from 8.2 to 8.9 percent for 1999. The rate is assumed to decrease gradually to 6.25 percent for 2003 and remain at that level thereafter.

     The components of net periodic benefit cost are as follows:

(In thousands)
                                             1998         1997         1996
Pension Benefits:
   Service cost                           $   2,384    $     525    $     490
   Interest cost                              5,305        3,476        3,232
   Expected return on
      plan assets                            (6,838)      (3,956)      (3,372)
   Amortization of prior
      service cost                              568          560          560
   Amortization of net gain                  (1,462)        (738)        (598)
                                           --------     --------     --------
   Net periodic benefit cost              $     (43)   $    (133)   $     312
                                           ========     ========     ========

Other Benefits:
   Service cost                           $      14    $      24    $      25
   Interest cost                                633          636          717
   Amortization of net gain                     (34)         (26)           -
                                           --------     --------     --------
   Net periodic benefit cost              $     613    $     634    $     742
                                           ========     ========     ========

     The Company acquired Lincoln Brass Works, Inc. (Lincoln) on September 15, 1998, and Halstead on October 30, 1998, including their pension benefit plans.

     The assumptions used in the measurement of the Company's benefit obligation are as follows:

(In thousands)
                                 Pension Benefits          Other Benefits
                                1998         1997         1998         1997
Weighted-average
  assumptions:
   Discount rate             7.0%-7.75%   7.0%-7.75%   7.5%-8.5%    7.5%-8.5%
   Expected return on
      plan assets            7.5%-8.5%    7.5%-8.5%         N/A          N/A
   Rate of compensation
      increases                   3.25%        3.50%        N/A          N/A


     The Wednesbury pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service.

     The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in the assumed health care cost trend rates would have had the following effects during 1998:

(In thousands)
                                                 1 Percent      1 Percent
                                                  Increase       Decrease
Effect on total of service and interest cost
   components of net periodic postretirement
   health care benefit cost                       $      49      $     (44)
Effect on the health care component of the
   accumulated postretirement benefit obligation        580           (524)


     The Company has employee savings plans that qualify under Section 401(k). Compensation expense for the 401(k) match was $1.2 million in 1998, $.8 million in 1997 and $.5 million in 1996.

     In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which is classified as other noncurrent liabilities.

     In 1996, the Company established a nonqualified, deferred compensation plan, which permits certain management employees to annually elect to defer, on a pre-tax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred, Company match and earnings on the deferrals. The expense associated with the deferred compensation plan was $.5 million, $.3 million and $.1 million in 1998, 1997 and 1996, respectively. The Company has invested in corporate-owned life insurance policies to assist in funding this plan. The cash surrender value of these policies, included in other assets, was $2.9 million and $2.1 million at December 26, 1998 and December 27, 1997, respectively.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $.3 million for 1998, 1997 and 1996.

Note 9 - Commitments and Contingencies

     The Company is subject to environmental standards imposed by federal, state, local and foreign environmental laws and regulations. It has provided and charged to income $2.1 million in 1998, $3.1 million in 1997 and $2.0 million in 1996, for pending environmental matters. The basis for the increase is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the financial condition or results of operations of the Company.

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company leases certain facilities and equipment under operating leases expiring on various dates through 2008. The lease payments under these agreements aggregate to approximately $7.9 million in 1999, $5.1 million in 2000, $3.1 million in 2001, $2.3 million in 2002, $2.3 million in 2003 and $7.9 million thereafter. Total lease expense amounted to $8.8 million in 1998, $7.7 million in 1997 and $7.7 million in 1996.

Note 10 - Other Income

     Other income, net included in the Consolidated Statements of Income consists of the following:

(In thousands)
                                             1998         1997         1996
Rent and royalties                        $   1,420    $   2,188    $   1,413
Interest income                               5,127        3,584        3,352
Gain on disposal of properties, net           2,156        3,702          973
Minority interest in income of
  subsidiaries                                 (200)        (294)        (397)
                                           --------     --------     --------
Other income, net                         $   8,503    $   9,180    $   5,341
                                           ========     ========     ========

Note 11 -Stock Options

     The Company follows APB No. 25 in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant.

     Under existing plans, the Company may grant options to purchase shares of common stock at prices not less than the fair market value of the stock on the date of the grant. Generally, the options vest annually in 20 percent increments over a 5 year period beginning one year from the date of the grant. Any unexercised options expire after not more than 10 years. No options may be granted after 10 years from the date of plan adoption.

     Additionally, the Company has granted stock options to key executives as retention incentives and inducements to enter into employment agreements with the Company. Generally, these special grants have terms and conditions similar to those granted under the Company's other stock option plans.

     On June 15, 1998, the Company loaned $4.5 million, on a full recourse basis, to an officer. The officer used $1.4 million of the proceeds to exercise options to purchase Company stock. That portion of the loan has been classified as a reduction of additional paid-in capital, while the remaining balance of the loan is included in other assets in the Company's consolidated financial statements. The loan is secured by common stock of the Company.

     The income tax benefit associated with the exercise of these options reduced income taxes payable, classified as other current liabilities, by $3.8 million. Such benefits are reflected as additions directly to additional paid-in capital.

     A summary of the Company's stock option activity and related information follows:

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Outstanding at December 30, 1995                      5,301      $    3.68
     Granted                                            149          18.71
     Exercised                                          (92)          3.57
     Expired, cancelled, or surrendered                 (10)          2.03
                                                   --------
Outstanding at December 28, 1996                      5,348           4.11
     Granted                                            321          21.33
     Exercised                                         (148)          4.20
                                                   --------
Outstanding at December 27, 1997                      5,521           5.11
     Granted                                            403          20.62
     Exercised                                         (698)          5.05
     Expired, cancelled, or surrendered                 (54)         15.20
                                                   --------
Outstanding at December 26, 1998                      5,172      $    6.22
                                                   ========
Options exercisable at:
    December 28, 1996                                 4,383      $    2.74
    December 27, 1997                                 4,601           3.07
    December 26, 1998                                 4,194           3.46

     Exercise prices for stock options outstanding at December 26, 1998, ranged from $2.06 to $37.04. Of the 5.2 million stock options that are outstanding at year-end, 3.6 million are owned by Mr. Harvey Karp and expire one year after Mr. Karp's separation from employment with the Company. Mr. Karp's options have an exercise price of $2.06 per share. The weighted average remaining life of the remaining 1.6 million shares is 6.8 years, and the weighted average exercise price of these shares is $15.74. The weighted average fair value per option granted was $8.69 in 1998, $9.31 in 1997 and $8.45 in 1996.

     As of December 26, 1998, the Company had reserved 4.3 million shares of its common stock for issuance pursuant to certain stock option plans. Additionally, the Company had reserved 15 thousand shares of preferred stock for issuance pursuant to the shareholder rights plan.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using the following weighted average assumptions for the years 1998, 1997 and 1996: volatility factor of the expected market value of the Company's common stock of 0.344; weighted average expected life of the options of 6 years; and no dividend payments. The risk free interest rate used in the model was 4.85 percent for 1998, 5.55 percent for 1997 and 6.50 percent for 1996.

     The pro forma information is determined using the Black-Scholes option valuation model. Option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

(In thousands, except per share data)
                                             1998         1997         1996
Net income                                $  75,445    $  69,770    $  61,173
SFAS No. 123 compensation expense            (1,316)        (960)        (560)
                                           --------     --------     --------
SFAS No. 123 pro forma net income         $  74,129    $  68,810    $  60,613
                                           ========     ========     ========
Pro forma earnings per share:
     Basic                                $    2.09    $    1.97    $    1.74
     Diluted                              $    1.88    $    1.76    $    1.56
                                           ========     ========     ========


     Because SFAS No. 123 applies only to stock-based compensation awards for 1995 and later years, the pro forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, nonvested awards.

Note 12 - Acquisitions

     On October 30, 1998, the Company acquired approximately 58 percent of Halstead's outstanding shares. The remaining shares were acquired on November 20, 1998, for a total purchase price of approximately $95 million cash. The Company also paid off existing bank debt of Halstead for approximately $24.8 million. Halstead operates a copper tube mill in Wynne, Arkansas, and a line sets facility in Clinton, Tennessee.

     On September 15, 1998, the Company acquired Lincoln, which operates manufacturing facilities in Jacksboro, Tennessee and Waynesboro, Tennessee. Lincoln produces custom control valve assemblies, as well as custom metal assemblies, gas delivery systems and tubular products primarily for the gas appliance market. For a nominal consideration, the Company acquired 100 percent of the outstanding common shares of Lincoln. Lincoln's existing bank debt of approximately $7.5 million was paid off by the Company at closing.

     On August 10, 1998, the Company completed the acquisition of B&K, an import distributor of residential and commercial plumbing products in the United States. B&K sells to all major distribution channels including hardware co-ops, home centers, plumbing wholesalers, hardware wholesalers, OEMs and manufactured housing wholesalers. The purchase price was $33.5 million, of which approximately 90 percent was paid in cash and the remainder paid in shares of Mueller common stock.

     During the first half of 1997, the Company acquired the assets and certain liabilities of Precision Tube Company, Inc., the assets of Wednesbury Tube Company and Desnoyers S.A.

     Each of the acquisitions was accounted for using the purchase method of accounting. Therefore, the results of operations of the acquired businesses were included in the consolidated financial statements of the Company from their respective acquisition dates. The purchase price for these acquisitions, which was financed by available cash balances and credit facilities, has been allocated to the assets of the acquired businesses based on their respective fair market values. The total fair value of assets acquired in 1998 and 1997 was $240.1 million and $69.8 million, respectively. Liabilities assumed in the acquisitions were $78.7 million in 1998 and $31.9 million in 1997. The excess of the purchase price over the net assets acquired in 1998 was approximately $76.5 million which is being amortized over 25 or 30 years. The consolidated financial statements reflect the preliminary allocations of the Halstead and Lincoln purchase prices, as the purchase price allocations have not been finalized.

     The following condensed pro forma consolidated results of operations are presented as if the acquisitions had occurred at the beginning of 1997. This information combines the historical results of operations of the Company and the acquired businesses after the effects of estimated purchase accounting adjustments. The pro forma information does not purport to be indicative of the results that would have been obtained if the operations had actually been combined during the periods presented and is not necessarily indicative of operating results to be expected in future periods.

(In thousands, except per share data)
                                                      1998           1997
Net sales                                        $1,168,103     $1,283,175
Net income                                           71,369         54,644
Pro forma earnings per share:
     Basic                                       $     2.01     $     1.56
     Diluted                                     $     1.80     $     1.39
                                                  =========      =========


     The final assessment of fair values of the assets and reserves associated with the Desnoyers S.A. acquisition was completed during 1998. The determination of final fair values resulted in adjustments consisting of changes from initially recorded values. These adjustments increased property, plant and equipment and other current liabilities by approximately $12.4 million and $8.6 million, respectively, and decreased other assets by approximately $3.8 million.

Note 13 - Industry Segments

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, which changes the way the Company reports information about its operating segments. The information for 1997 and 1996 has been restated from the prior year's presentation in order to conform to the 1998 presentation.

     The Company's three reportable segments include its Standard Products Division (SPD), its Industrial Products Division (IPD) and Other
Businesses. These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income.

     SPD manufactures copper tube and fittings, plastic fittings and line sets. These products are manufactured in the U.S., Canada and Europe and are sold primarily to wholesalers.

     IPD manufactures brass rod, impact extrusions and forgings as well as a variety of end-products including plumbing brass; automotive components; valves and fittings; and specialty copper, copper-alloy and aluminum tubing. These products are sold primarily to OEM customers.

     The Other Businesses segment is comprised primarily of a short line railroad.

     Summarized segment and geographic information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity.

Segment Information:

(In thousands)
                                             1998         1997         1996
Net sales:
   Standard Products Division             $ 624,437    $ 560,787    $ 442,206
   Industrial Products Division             274,597      292,869      256,206
   Other Businesses                          31,637       35,688       20,286
   Elimination of intersegment sales         (1,280)        (347)        (386)
                                           --------     --------     --------
                                          $ 929,391    $ 888,997    $ 718,312
                                           ========     ========     ========

Depreciation and amortization:
   Standard Products Division             $  14,913    $  12,410    $  10,467
   Industrial Products Division               5,948        5,057        4,243
   Other Businesses                           1,699        1,479        1,388
   General corporate                          2,339        2,052        2,374
                                           --------     --------     --------
                                          $  24,899    $  20,998    $  18,472
                                           ========     ========     ========

Operating income:
   Standard Products Division             $  85,530    $  72,972    $  75,210
   Industrial Products Division              31,216       29,555       27,472
   Other Businesses                           5,661        3,458        2,385
   Unallocated expenses                     (13,598)      (6,276)     (14,605)
                                           --------     --------     --------
                                          $ 108,809    $  99,709    $  90,462
                                           ========     ========     ========

Expenditures for long-lived assets:
   Standard Products Division             $ 198,135    $  49,880    $   6,460
   Industrial Products Division              16,735        8,273        5,361
   Other Businesses                           4,782        2,727        3,131
                                           --------     --------     --------
                                          $ 219,652    $  60,880    $  14,952
                                           ========     ========     ========

Segment assets:
   Standard Products Division             $ 610,914    $ 357,646    $ 239,589
   Industrial Products Division             144,004      127,609      109,877
   Other Businesses                          50,446       51,378       52,285
   General corporate                         69,330       74,143      107,606
                                           --------     --------     --------
                                          $ 874,694    $ 610,776    $ 509,357
                                           ========     ========     ========

Geographic Information:

(In thousands)
                                             1998         1997         1996
Net sales:
     United States                        $ 754,024    $ 753,771    $ 687,745
     Foreign                                175,367      135,226       30,567
                                           --------     --------     --------
                                          $ 929,391    $ 888,997    $ 718,312
                                           ========     ========     ========

Long-lived assets:
     United States                        $ 448,852    $ 264,747    $ 221,433
     Foreign                                 43,518       29,141        3,148
                                           --------     --------     --------
                                          $ 492,370    $ 293,888    $ 224,581
                                           ========     ========     ========


Note 14 - Quarterly Financial Information (Unaudited)

(In thousands, except per share data)

                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
1998
Net sales                     $ 226,652   $ 225,867   $ 212,746   $ 264,126

Gross profit (1)                 51,195      52,349      48,794      56,760

Net income                       19,265      19,710      18,765      17,705

Diluted earnings per share         0.49        0.50        0.47        0.45

1997
Net sales                     $ 201,366   $ 215,437   $ 229,133   $ 243,061

Gross profit (1)                 45,582      42,752      47,757      48,105

Net income                       15,758      16,339      18,051      19,622

Diluted earnings per share         0.40        0.42        0.46        0.50

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

Report of Independent Auditors

The Stockholders of Mueller Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 26, 1998 and December 27, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 26, 1998 and December 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 26, 1998, in conformity with generally accepted accounting principles.

                                       /S/ERNST & YOUNG LLP

Memphis, Tennessee
February 5, 1999

Capital Stock Information

The high, low and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 1998 and 1997 were as follows:

                                            High         Low          Close
1998
Fourth quarter                            $ 27         $ 14 7/8     $ 20 1/16
Third quarter                               40           23 13/16     26 1/2
Second quarter                              38 1/16      29 11/16     37
First quarter                               32 1/2       25 1/32      31 31/32

1997
Fourth quarter                            $ 28 11/16   $ 21 7/32    $ 26 19/32
Third quarter                               24 1/8       21 1/4       22 5/8
Second quarter                              22 11/16     18 1/16      21 1/2
First quarter                               22 7/8       18           19 7/8


As of March 1, 1999, the number of holders of record of Mueller's common stock was approximately 3,200. The New York Stock Exchange's closing price for Mueller's common stock on March 1, 1999 was $21.50.

The Company has paid no cash dividends on its common stock and presently does not anticipate paying cash dividends in the near future.

Selected Financial Data
(In thousands, except per share data)

                                   1998 (1)     1997 (1)     1996         1995        1994
For the fiscal year:

  Net sales                    $ 929,391    $ 888,997    $ 718,312    $ 678,838    $ 550,003

  Operating income               108,809       99,709       90,462       64,011       43,952

  Net income                      75,445       69,770       61,173       44,823       27,926

  Diluted earnings
    per share (2)                   1.90         1.78         1.57         1.17         0.70

At year-end:

  Total assets                   874,694      610,776      509,357      450,835      430,755
  Long-term debt                 174,569       53,113       44,806       59,653       76,125

(1) Includes the effects of acquisitions described in Note 12 to the consolidated financial statements.
(2) In 1998 and 1995, the Company declared two-for-one stock splits effected in the form of 100 percent dividends. Diluted earnings per share has been restated to reflect the splits for all periods presented.

Directors, Corporate Officers and Divisional Management

Board of Directors
Harvey L. Karp                      Chairman of the Board,
                                    Mueller Industries, Inc.

Robert B. Hodes(1)(3)               Counsel, Willkie Farr & Gallagher

G.E. Manolovici(1)(2)               Private Investor

William D. O'Hagan                  President and Chief Executive Officer,
                                    Mueller Industries, Inc.

Robert J. Pasquarelli(1)(2)(3)      General Manager - Mansfield,
                                    Armco, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

Executive Officers

Harvey L. Karp                      Chairman of the Board

William D. O'Hagan                  President and Chief Executive Officer

Earl W. Bunkers                     Executive Vice President and
                                    Chief Financial Officer*

Lee R. Nyman                        Senior Vice President
                                    Manufacturing/Engineering

William H. Hensley                  Vice President, General Counsel and
                                    Secretary

Kent A. McKee                       Vice President and
                                    Chief Financial Officer **

*Retiring April 1, 1999
**Effective April 1, 1999

Other Officers and Management

Robert A. Haskins                   Vice President Sales and Marketing

Lowell J. Hill                      Vice President Human Resources

Richard G. Miller                   Vice President Business Development

Michael E. Stoll                    Vice President Purchasing

Richard W. Corman                   Corporate Controller

Standard Products Division

Roy C. Harris                       Division General Manager

Larry D. Birch                      Vice President North American Sales

Gregory L. Christopher              Vice President Supply Chain Management

Bruce R. Clements                   Vice President Manufacturing -
                                    Copper Tube

Daniel R. Corbin                    Vice President Manufacturing -
                                    Plastic Fittings

Robert L. Fleeman                   Vice President International Sales

John B. Hansen                      Vice President Marketing

Tommy L. Jamison                    Vice President Manufacturing -
                                    Copper Fittings

Louis F. Pereira                    General Manager Canadian Operations

Andrew A. Sippel                    Controller

B&K Industries

Peter D. Berkman                    President

European Operations

Roger Y. Boutonnet                  Director - French Operations

Peter J. S. Brookes                 Finance Director

Peter J. Marsh                      Sales Director - U.K.

Brian Parsons                       Manufacturing Director - U.K.

Industrial Products Division

James H. Rourke                     Group Vice President

Chuck W. Blackledge                 General Manager - Precision Tube

Gerald J. Leary                     Vice President & General Manager -
                                    Engineered Products

Kevin N. McGrath                    Vice President Sales and Marketing

William F. Navarre                  Vice President Manufacturing

David G. Rice                       Controller

Other Businesses

Gary L. Barker                      President -
                                    Arava Natural Resources Company

Michael W. Baum                     President -
                                    Mining Remedial Recovery Company

John E. West III                    Executive Vice President -
                                    Utah Railway Company

Shareholder Information

Annual Meeting
The Annual Meeting of Stockholders will be held at the Company's
Headquarters at 8285 Tournament Drive, Suite 150,
Memphis, TN 38125,
10:00 A.M. local time,
May 6, 1999.

Common Stock
Mueller common stock is traded
on the NYSE - Symbol MLI.

Form 10-K
Copies of the Company's Annual Report on Form 10-K are available upon written request:
c/o Mueller Industries, Inc.
8285 Tournament Drive, Suite 150 Memphis, TN 38125
Attention: Investor Relations

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.,
2 Broadway,
New York, NY 10004

Stockholder Inquiries
To notify the Company of address changes or lost certificates, stockholders can call
Continental Stock Transfer &
Trust Co. at (212) 509-4000.