Form 10-K, Exhibit 13
period 1999-12-25
MUELLER INDUSTRIES INC
filed 2000-03-23
CIK 89439

                            MUELLER INDUSTRIES, INC.
                               ANNUAL REPORT 1999


Focused on Growth


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

MUELLER INDUSTRIES, INC.
Financial Highlights
(Dollars in thousands, except per share data)

                                                    1999        1998        1997        1996        1995
Summary of Operations

Net sales                                      $ 1,168,744   $ 929,391   $ 888,997   $ 718,312   $ 678,838

Product shipments
   (in millions of pounds)                           815.2       644.6       545.3       447.0       388.3

Net income                                     $    99,279   $  75,445   $  69,770   $  61,173   $  44,823

Diluted earnings per share                     $      2.51   $    1.90   $    1.78   $    1.57   $    1.17

Significant Year-End Data

Cash and cash equivalents                      $   149,454   $  80,568   $  69,978   $  96,956   $  48,357

Ratio of current assets to current liabilities    2.9 to 1    2.7 to 1    3.1 to 1    3.5 to 1    3.1 to 1

Long-term debt (including current portion)     $   149,870   $ 194,549   $  72,093   $  59,650   $  75,902

Debt as a percent of total capitalization            20.8%       27.9%       14.7%       14.6%       21.0%

Stockholders' equity                           $   569,430   $ 502,122   $ 418,040   $ 348,082   $ 285,875

Book value per share                           $     16.31   $   14.02   $   11.94   $    9.98   $    8.24

Capital expenditures                           $    40,115   $  55,440   $  36,865   $  18,868   $  40,980



To Our Shareholders, Customers, and Employees

Nineteen ninety-nine was an outstanding year for Mueller. We set records in every category - sales, operating income, net income, earnings per share, pounds of product manufactured, and pounds of product sold. We achieved our eighth straight year of dynamic earnings growth. Every quarter of 1999 was the best such quarter in the history of the company. Using 1992 as a base year, Mueller has had an average annual compounded earnings growth rate of over 30 percent. Specifically, net income increased to $99.3 million in 1999, compared to $75.4 million in 1998, a gain of 32 percent. Earnings were $2.51 per diluted share, up 32 percent from $1.90 in the prior year. Net sales totaled $1.2 billion in 1999, up from $929 million in 1998. And Mueller shipped 815.2 million pounds of product in 1999, 26 percent more than in 1998.


Premier Year for Copper Tube.

In November 1998, Mueller acquired Halstead Industries, whose copper tube mill in Arkansas complemented Mueller's plant in Mississippi. We believed that the acquisition presented three opportunities to increase earnings from the tube business. The first was the elimination of redundant corporate overhead, sales, distribution, and marketing expenses. The second was the consolidation of manufacturing in order to rationalize production runs and thereby reduce conversion costs. We are pleased to report that in 1999, much of the gains we envisioned in these areas have been realized. The third opportunity stemming from the Halstead acquisition involved a major investment in capital equipment. Over the next six months, we plan to complete the $24 million modernization of the Arkansas tube mill, with the objective of further reducing conversion costs to a world-class level. This program is well under way, with most of the needed equipment already on order. We expect to commence reaping benefits from this investment in the year 2000, with many more benefits coming on stream in year 2001.


Fittings Business had an Excellent Year.

Our copper and plastic fittings business had an excellent year in 1999, even though margins were variable. For the first half of the year, prices drifted downward despite the fact that volume was good. However, as business continued to show vigor, prices advanced over the last six months of the year. The year ended strongly, and we entered the year 2000 with the fittings business in a solid position. During the year, our high-volume copper fittings facility in Fulton, Mississippi performed very well. The investments made over the past several years in Fulton proved their worth. This was also true of the investments made in our Covington, Tennessee copper fittings plant, where efficiency and productivity continued to improve. Our plastic fittings business also benefited from the sizable investments in capital equipment and tooling. We are confident that all three of our plastic fittings manufacturing plants are today world-class in terms of cost structure, manufacturing flexibility, and quality of products produced.

Major Investment in Europe.

As 1999 commenced, copper tube prices in Europe declined precipitously and continued at a subpar level for most of the year. Recently, tube prices have trended upward while business volume remains good. Subject to confirmation of Regional Selective Assistance financial support from the Department of Trade and Industry (United Kingdom), Mueller will launch a $40 million capital program in Great Britain dedicated to dramatically reducing costs. This program will produce some benefits in late 2001 but many more in the years beyond. In the meantime, we will take actions to improve operations and confirm our commitments to our European customers. Further, as the European economies improve as expected, we should benefit from increased demand.


Industrial Products had a Superior Year.

Industrial Products achieved record earnings in 1999. Each product line performed well, despite volatility in the price of metals. Our Industrial Products manufacturing base is highly competitive; however, we are committed to relentless improvement. We are currently investing $10 million to install a continuous caster in our brass rod mill. The new caster will improve product quality while lowering production costs.


Progress at Other Businesses.

The integration of B&K (acquired August 1998) into our Standard Products Division is largely completed. B&K, an importer and distributor of residential and commercial plumbing products, grew by more than 50 percent during 1999, and reached its profit objectives.

Utah Railway Company's earnings declined during 1999 principally due to a fire that closed a large customer's coal mine. The mine recently reopened and normal shipments have resumed.


Acquisition Strategy.

Our company has made 10 acquisitions over the past six years, and these have strengthened our core businesses. By focusing on our industry, we have been able to leverage existing manufacturing, sales, and distribution capabilities. And of even more importance, we have become an increasingly valuable resource to our customers. We expect to continue to grow through strategic acquisitions. We clearly have the balance sheet, cash flow, and borrowing capacity to acquire one or more businesses of significant size.

Mueller's Financial Condition is Excellent.

We ended 1999 with nearly $150 million in cash and a modest 20.8 percent debt-to-total capitalization ratio. Cash flow continues to be strong, and we anticipate funding our capital improvement programs and our share buy-back program from internal sources.

On October 18, 1999, our Board of Directors authorized the repurchase of up to four million of our common shares on the open market. Through December 1999, we have repurchased 444,200 shares at an average cost of $30.96 per share. We have not aggressively pressed the buy-back program, preferring instead to repurchase shares opportunistically. Mueller has substantial borrowing capacity based upon its premier balance sheet and cash flow. We have the financial means to take advantage of opportunities to continue to improve and grow our company.


Mueller's Business Outlook for 2000.

Current economic conditions are providing a very positive environment for our business. Inflation last year was a modest 2.7 percent. Consumer confidence is near an all-time high, and unemployment hovers at its lowest level in 30 years. Interest rates have risen over the past 15 months, but thus far have had little effect on housing starts. Housing starts registered a strong 1.66 million units in 1999, and as of this writing, continue to be robust. We believe that in the year 2000, purchasing new homes and upgrading existing homes will continue to be a high priority for the American consumer.


A Word of Thanks.

The key to any company's success is the dedication, enthusiasm, and initiative of its employees. Mueller has been able to attract and retain many, many talented people who have these qualities. Our success has been due to their efforts. They have worked long hours and made many sacrifices to make Mueller the company it is today. We want everyone to know how very much we appreciate and value our management team and all our employees. We are also grateful to our Board of Directors who have been unfailingly responsive to the needs of our company. We have frequently called upon their wisdom and experience to make Mueller a better company.


Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer

March 17, 2000

[PHOTO]
Harvey L. Karp, Chairman of the Board, and William D. O'Hagan,
President and Chief Executive Officer

[GRAPH]

Net Income

($ millions)
                                     1995    1996    1997    1998    1999
Net income                           $44.8   $61.2   $69.8   $75.4   $99.3


[GRAPH]
Net Sales

($ millions)
                                     1995    1996    1997    1998    1999
Net Sales                            $679    $718    $889    $929    $1,169


[GRAPH]
Pounds of Product Sold

(millions)
                                     1995    1996    1997    1998    1999
Pounds of Product Sold               388.3   447.0   545.3   644.6   815.2


[GRAPH]
Diluted Earnings Per Share

($)
                                     1995    1996    1997    1998    1999
Diluted Earnings Per Share           $1.17   $1.57   $1.78   $1.90   $2.51


[GRAPH]
Debt-to-Total Capitalization

                                     1995    1996    1997    1998    1999
Debt ($ millions)                    $ 75.9  $ 59.6  $ 72.1  $194.5  $149.9
Equity ($ millions)                  $285.9  $348.1  $418.0  $502.1  $569.4
Ratio (percent)                       21.0%   14.6%   14.7%   27.9%   20.8%

[GRAPH]
Stockholders' Equity

($ millions)
                                     1995    1996    1997    1998    1999
Stockholders' Equity                 $285.9  $348.1  $418.0  $502.1  $569.4


[GRAPH]
Cash Flow

 ($ millions)
                                     1995    1996    1997    1998    1999
Earnings Before Interest,
 Taxes, Depreciation
 and Amortization (EBITDA)           $ 81.9  $108.9  $123.2  $135.0  $187.8


The New Dynamics of the Housing Industry


The housing industry over the past 15 years has largely paralleled the performance of the economy as a whole. The chart below shows that since 1985 the housing industry has performed very well except for the brief recession of 1991. We believe there are three dynamic factors at work:


1 Innovations in Mortgage Finance.

Since the early 1980s, when Adjustable Rate Mortgages (ARMs) became widely available, ARMs have grown in popularity as an alternative to traditional 30-year fixed-rate mortgages. Prior to that time, as long-term mortgage rates increased, many potential homebuyers were priced out of the market. Further, lower down payment requirements and loan origination costs have reduced the cash burden of purchasing a home. Today, homebuyers have alternatives not available prior to the early 1980s: they can opt for shorter-term, flexible lower-rate and refinanceable ARMs. For example, in 1994 and again in 1999 as mortgage rates advanced, homebuyers turned to ARMs, and the housing market continued to prosper.


2 Demographic Trends.

Since 1985, single-family housing starts averaged 1.1 million units per year. We believe this is less than the number required to maintain our nation's housing stock and provide for our growing population. The shortfall has resulted in a pent-up demand for housing. Household formations should continue to grow at approximately 1.1 to 1.2 million annually over the next decade. The balance of demand for new construction relates to net removals and changes in vacancies as the population continues to migrate to the South and West.

3 Economic Stability.

Low unemployment and inflation have combined with steady growth of GDP to create high levels of consumer confidence. Specifically, the housing affordability index in 1985 was 94.8. It has remained over 100 since then, and is currently at 134.4. This means that America's entire middle class currently qualifies to buy a home. These factors imply that the housing market is fundamentally sound and in a more stable, less cyclical environment than prior to 1985.

[GRAPH]

Single-Family Housing Starts
(millions, SAAR)
            Single-Family Housing Starts
1985        1.072
1986        1.179
1987        1.146
1988        1.081
1989        1.003
1990        0.894
1991        0.840
1992        1.029
1993        1.125
1994        1.198
1995        1.076
1996        1.160
1997        1.133
1998        1.271
1999        1.331

Company Overview

 Standard Products Division

[GRAPH]
Net Sales

($ millions)
                                     1995    1996    1997    1998    1999
Net Sales                            $397    $442    $561    $624    $859

[GRAPH]
Operating Income

($ millions)
                                     1995    1996    1997    1998    1999
Operating Income                     $ 41    $ 75    $ 72    $ 83    $129

  U.S. Copper Tube
   PLANTS:
      Fulton, Mississippi
      Wynne, Arkansas
      Clinton, Tennessee
   PRODUCTS AND APPLICATIONS
      Water tube, in straight lengths and coils for plumbing and construction
       Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning
       Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc.
       Line sets for controlling the flow of refrigerant gases
   CUSTOMERS
      Plumbing wholesalers, home centers, and hardware wholesalers and co-ops
       Air-conditioning and refrigeration wholesalers and OEMs
       Mueller's copper fitting plants and OEMs
       Wholesalers and OEMs
   1999 HIGHLIGHTS
      Successfully started copper casting facility *
       Completed ACR tube production system expansion * Fully rationalized production between Fulton and Wynne mills * Integrated B&K acquisition
       Fully consolidated two line set production facilities
   2000 OBJECTIVES
      Complete Wynne mill modernization * Install new annealing furnace
       * Upgrade, improve Wynne casting operation * Complete equipment reliability initiative * Complete implementation of integrated ERP software
       Expand foam rubber production capacity and offering

  Copper Fittings
   PLANTS
      Fulton, Mississippi
      Covington, Tennessee
      Port Huron, Michigan
      Strathroy, Ontario, Canada
   PRODUCTS AND APPLICATIONS
      Over 1,500 wrot copper elbows, tees and adapters, and assorted cast copper fittings for plumbing, heating, air-conditioning, and refrigeration
   CUSTOMERS
      Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
   1999 HIGHLIGHTS
      Completed installation of warehouse and distribution management technologies * Completed retail packaging facility * Integrated B&K acquisition
   2000 OBJECTIVES
      Upgrade distribution * Rebuild coldheader equipment and integrate material supply * Modernize tee press processes * Complete implementation of integrated ERP software

  Plastic Fittings
   PLANTS
      Kalamazoo, Michigan
      Cerritos, California
      Upper Sandusky, Ohio
   PRODUCTS AND APPLICATIONS
      A broad line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, in housing and commercial construction, recreational vehicles, and manufactured housing
   CUSTOMERS
      Plumbing wholesalers, home centers, hardware wholesalers and co-ops, and distributors to the manufactured housing and recreational vehicle industry
   1999 HIGHLIGHTS
      Installed new presses and tooling * Successful prototype of new extrusion process * Integrated B&K acquisition
   2000 OBJECTIVES
      Automate valve assembly * Continue new process R&D * Additional retail packaging automation * Upgrade Kalamazoo distribution
       * Complete implementation of integrated ERP software

  European Copper Tube
   PLANTS
      Bilston, Great Britain
      Longueville, France
   PRODUCTS AND APPLICATIONS
      Copper tube in various lengths, diameters and hardnesses for plumbing, refrigeration, and heating
      Industrial tube for redraw, copper fittings, etc.
   CUSTOMERS
      Builders' merchants, plumbing, refrigeration, and heating wholesalers
      OEMs

   1999 HIGHLIGHTS
      All new information systems upgrade * New bundling equipment *
       Completed full transition to two manufacturing facilities
   2000 OBJECTIVES
      Initiate two-year European modernization program, including new extrusion press and drawing equipment * Replace billet furnace in Longueville * Increase casting capability * Complete implementation of integrated ERP software


 Industrial Products Division

[GRAPH]
Net Sales

($ millions)
                                     1995    1996    1997    1998    1999
Net Sales                            $251    $256    $293    $275    $290

[GRAPH]
Operating Income

($ millions)
                                     1995    1996    1997    1998    1999
Operating Income                     $ 20    $ 27    $ 30    $ 28    $ 30

  Brass Rod
   PLANTS
      Port Huron, Michigan
   PRODUCTS AND APPLICATIONS
      A broad range of rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment
   CUSTOMERS
      OEMs, contract machining companies and distributors
   1999 HIGHLIGHTS
      Initiated casting capacity upgrade * Installed new annealing furnace
       * Installed new two-roll and 24-roll straighteners for rounds and hexagon bars * Upgraded computerized maintenance control system * Upgraded tool room capability with EDM and die hone * Installed stomper/deslagger with closed-hood system on melter
   2000 OBJECTIVES
      Install horizontal continuous caster * Enhance/add modernized drawing equipment * Improve scrap/chip handling processes
  Engineered Products

   PLANTS
      Port Huron, Michigan
      Marysville, Michigan
      Hartsville, Tennessee
      Jacksboro, Tennessee
      Waynesboro, Tennessee
      North Wales, Pennsylvania
      Salisbury, Maryland
   PRODUCTS AND APPLICATIONS
      Brass and aluminum hot metal forgings in assorted alloys for plumbing brass, valves and fittings, and industrial machinery and equipment
      Cold-formed aluminum and copper products for automotive, industrial, and recreational components
      Valves and custom OEM products for refrigeration and air-
       conditioning applications
      Custom valve and other metal assemblies for the gas appliance and barbecue grill markets
      Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.;
       coaxial cables
   CUSTOMERS
      OEMs
   1999 HIGHLIGHTS
      Installed new and rebuilt forging trim presses and slug heating furnaces * Consolidated sales organization * Increased ball valve capacity * Upgraded machining capability * Enhanced information systems and processes * Added part cleaning process with environmentally friendly process in lieu of outsourcing
   2000 OBJECTIVES
      Complete new automated lube system in Marysville * Rebuild/automate forming presses (Forgings and Impacts) * Automatic range valve assembly machine at Lincoln Brass * Expand and upgrade machining capabilities * Rationalize valve and manifold business

Other Businesses: Utah Railway Company, established in 1912, hauls coal to connections with national carriers, power plants and to other destinations. Utah Railway Company also provides train switching services in Utah's central corridor. Mueller also owns other natural resource properties. Highlights for 1999 include: built railroad yard; sold Alaska Gold; acquired Salt Lake City Southern Railroad Company.
Objectives for 2000 include: replace locomotive fleet with more efficient units.

Capital investments drive down costs.

Capital investments translate into higher productivity, greater efficiency, and improved product quality. Our investments include information systems, automated distribution facilities, as well as tooling, machinery and equipment. Our mission is to be at the cutting edge of the best worldwide technology and practices.

Mueller's businesses are highly competitive. To prosper, we must utilize the best available technologies and systems. Our goal is to relentlessly reduce the costs of manufacturing, selling, and distributing our products. We are confident that Mueller is currently a world-class company, but we strive to become even better. In 1999, we invested $40 million in capital improvements including the commencement of the modernization program at the Wynne, Arkansas tube mill, completion of the Fulton, Mississippi copper billet casting facility, and the expansion of ACR tube capacity, among many others. During 2000, the pace of our capital investments will accelerate. We expect to invest or commit approximately $90 million; our most ambitious year ever. The 2000 year projects will include: the first stage of our European modernization program; horizontal continuous casting for our brass rod mill; the installation of an upcaster for use in making copper fittings; an automated Bonderlube and cleaning line at our impacts plant; the replacement of 14 locomotives for the Utah Railway; and many more. These investments are driven by our commitment to be a low-cost producer of every product we manufacture. We believe that the best defense, as well as the best offense, is to keep driving down our costs.


Capital investments are key to our success. Over the past five years, Mueller has invested nearly $200 million to drive down costs. The return on this investment is reflected in our increased profitability.

[GRAPH]
Capital Expenditures

($ millions)
                                     1995    1996    1997    1998    1999
Capital Expenditures                 $41.0   $18.9   $36.9   $55.4   $40.1

Acquisitions accelerate our growth.

Mueller's acquisition program has accelerated our growth. Approximately 45 percent of our 1999 sales originated from companies acquired over the past five years. All of our acquisitions have focused on our industry, and in every case have strengthened our core businesses. We believe that an acquisition should leverage our existing manufacturing, sales, and distribution capabilities. We seek companies that are well managed, and are able to utilize Mueller's financial resources to grow at a faster pace. We do not require that an acquisition candidate be immediately accretive to earnings. Rather, our emphasis is on building value by unleashing the potential of acquired businesses through capital improvements and integration with our core businesses. Mueller has made 10 acquisitions in recent years at an aggregate cost of over $200 million. Our financial capabilities permit us to make additional acquisitions of substantial size. At 1999 year-end, Mueller had approximately $150 million in cash, strong earnings, a formidable cash flow, and an under-leveraged balance sheet. We have the resources to balance our organic growth with growth through acquisitions.

Approximately 45 percent of Mueller's 1999 sales originated from acquisitions made over the past five years. Before we make an acquisition, we must have in place a plan to enhance its operations and profitability.

[GRAPH]

                                    Percent
Sales from ongoing operations       55%
Sales from acquisitions             45%


Mueller is focused on growth. We are committed to building a world-class manufacturing company with the objective of increasing shareholder value. Our growth has been well balances, coming from organic sources and acquisitions.


Mueller's Management Philosophy

We believe that we must strive to be the best at everything we do. We are determined to be world-class in manufacturing, selling, and distributing our products. Being world-class means utilizing the best available technology, systems, tooling, and equipment. We employ talented, dedicated, and enthusiastic people and provide them with an environment in which they can excel. We organize our efforts with the prime objective of providing our customers with superior services, which add value to their businesses. We seek to be a resource to our customers, as well as a source of supply. Several years ago, Mueller began using a strategic management system known as the Balanced Scorecard (BSC). The BSC focuses on basic corporate functions such as customer service, internal process improvement, and employee development. The functions are critical to Mueller's continued long-term growth. The BSC has helped our management team to be more effective in directing our rapidly growing enterprise. We view our shareholders as partners. They are deserving of our best efforts and fidelity. Increasing shareholder value is the measure of our success.

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

     The Company's businesses are managed and organized into three segments:
(i) Standard Products Division (SPD); (ii) Industrial Products Division
(IPD); and (iii) Other Businesses. SPD manufactures and sells copper tube, and copper and plastic fittings and valves. Outside of the United States, SPD manufactures copper tube in Europe and copper fittings in Canada. SPD sells these products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing, and refrigeration markets, and to distributors to the manufactured housing and recreational vehicle industries. IPD manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. IPD sells its products primarily to original equipment manufacturers (OEMs), many of which are in the HVAC, plumbing, and refrigeration markets. Other Businesses include Utah Railway Company and other natural resource properties and interests. SPD and IPD account for more than 98 percent of consolidated net sales and more than 81 percent of consolidated total assets.

     During 1998, the Company completed three acquisitions: (i) Halstead Industries, Inc. (Halstead), which operates a copper tube mill in Wynne, Arkansas and a line sets factory in Clinton, Tennessee; (ii) B&K Industries, Inc. (B&K), based in Elk Grove Village, Illinois, a significant importer and distributor of residential and commercial plumbing products in the United States that sells through all major distribution channels including hardware co-ops, home centers, plumbing wholesalers, hardware wholesalers, OEMs, and manufactured housing wholesalers; and (iii) Lincoln Brass Works, Inc. (Lincoln), which produces custom valve assemblies, custom metal assemblies, gas delivery systems, and tubular products, primarily for the gas appliance market, at two manufacturing facilities in Tennessee.

     New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration, and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings.

     Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its completed products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of fluctuations in material costs by passing through these costs to its customers. Spreads fluctuate based upon competitive market conditions.

Results of Operations

1999 PERFORMANCE COMPARED TO 1998

     Consolidated net sales in 1999 were $1,168.7 million or 25.7 percent higher than $929.4 million in 1998. Pounds of product sold totaled 815.2 million in 1999 or 26.5 percent more than the 644.6 million pounds sold in 1998. These increases were due primarily to acquisitions which occurred during 1998. Net selling prices generally fluctuate with changes in raw material prices; therefore, pounds sold is an additional measurement of the Company's growth. The COMEX average copper price in 1999 was approximately 4 percent lower than the 1998 average. This change impacts the Company's net sales and cost of goods sold.

     Businesses acquired in 1998 accounted for approximately $341.8 million of the Company's 1999 net sales and those acquired in 1997 added approximately $148.8 million. The Halstead acquisition was completed in the fourth quarter of 1998 and the other two acquisitions were completed in the third quarter of 1998. Core product lines that existed prior to the 1998 and 1997 acquisitions accounted for the balance of the Company's 1999 growth.

     Cost of goods sold increased $166.2 million, to $886.5 million in 1999. This increase is primarily attributable to acquisitions and higher sales of core products. Gross profit was 24.1 percent of net sales in 1999 compared to 22.5 percent in 1998 and cost of sales improved accordingly. This improvement resulted from lower manufacturing costs, continued higher yields from production, reduced metal costs, and improved spreads in certain products, particularly copper tube.

     Depreciation and amortization increased to $37.0 million in 1999 compared to $24.9 million in 1998. This increase was due to 1998 acquisitions and capital expenditures in recent years, which totaled $40.1 million in 1999 and $55.4 million in 1998.

     Selling, general, and administrative expense increased to $97.3 million in 1999. When measured on a basis of cost per pound of product sold, these expenses averaged 11.9 cents a pound in 1999 and 11.7 cents a pound in 1998. Approximately 66 percent of the $21.9 million increase was attributable to businesses acquired in 1998.

     Interest expense increased to $11.7 million in 1999 from $5.8 million in 1998. The 1999 increase resulted primarily from funds borrowed in the fourth quarter of 1998 to purchase Halstead and from certain debt assumed by the Company in the acquisition of B&K. The Company capitalized interest of $.4 million for major capital improvement projects in 1999 compared to $.8 million in 1998.

     The provision for environmental reserves totaled $2.1 million in 1998 whereas none was required in 1999.

     Other income increased to $9.5 million in 1999 from $8.5 million in 1998. Within this classification, interest income increased $1.5 million to $6.6 million in 1999 while gains from disposal of non-manufacturing properties decreased $.3 million to $1.8 million in 1999. Rent and royalty income decreased $.4 million from $1.4 million in 1998.

     The Company provided $46.4 million for income taxes in 1999, of which $31.3 million was deferred. Current income tax expense of $15.1 million decreased from 1998 primarily due to realization of an ordinary loss of approximately $70 million as a consequence of the sale of Alaska Gold Company, offset by increased taxable income. The 31.9 percent effective tax rate for 1999, which is comparable to the 1998 rate of 31.0 percent, reflects the recognition of certain tax attributes discussed in Note 7 and certain favorable state tax credits, including IRB financings.

     The Company's employment was 4,356 at the end of 1999. This compares to 4,788 at the 1998 year-end.

Standard Products Division

     Net sales by SPD were $858.5 million in 1999 compared to $624.4 million in 1998 for a 37 percent increase. Operating income was $129.1 million in 1999 compared to $83.0 million in 1998. The profit improvement resulted from increased volume, lower manufacturing costs, and improved spreads in certain products, particularly copper tube.

Industrial Products Division

     IPD's net sales were $290.3 million in 1999 compared to $274.6 million in 1998. Due to the lower cost of raw materials, the average selling price for finished product was approximately 7 percent lower in 1999 compared to 1998 levels. Operating income was $29.9 million in 1999 compared to $28.3 million in 1998. Increased volume and lower manufacturing costs accounted for the profit improvement.

Other Businesses

     Utah Railway Company hauled 5.3 million tons of coal in 1999, slightly less than in 1998. Revenue totaled $22.1 million in 1999 compared to $23.5 million in 1998. This decrease is due to production interruptions caused by a fire at one of the coal mines served by Utah Railway Company. The mine re-opened in late 1999. Alaska Gold Company's net sales were $.2 million in 1999 compared to $8.2 million in 1998. On April 26, 1999, the Company sold 100 percent of its interest in Alaska Gold Company.

1998 PERFORMANCE COMPARED TO 1997

     Consolidated net sales in 1998 were $929.4 million or 4.5 percent higher than $889.0 million in 1997. Pounds of product sold totaled 644.6 million in 1998 or 18.2 percent more than the 545.3 million pounds sold in 1997. The COMEX average copper price in 1998 was approximately 27 percent lower than the 1997 average, which impacts the Company's net sales and cost of goods sold.

     Acquisitions contributed to growth in 1998. Businesses acquired in 1997 added approximately $168.6 million to the Company's 1998 net sales and those acquired in 1998 added approximately $59.7 million. Growth from core product lines that existed prior to the 1997 and 1998 acquisitions added 6.1 percent to the Company's 1998 growth measured in pounds of product shipped.

     Cost of goods sold increased $15.5 million, or 2.2 percent, to $720.3 million in 1998. This increase is primarily attributable to acquisitions and higher sales of core products. Gross profit was 22.5 percent of net sales in 1998 compared to 20.7 percent in 1997 and cost of sales improved accordingly. This 1.8 percent rate improvement resulted from lower manufacturing costs, continued higher yields from production, reduced metal costs, and improved spreads in certain products, particularly copper tube.

     Depreciation and amortization increased $3.9 million, or 18.6 percent, to $24.9 million in 1998 compared to $21.0 million in 1997. This increase was due to capital expenditures in recent years, which totaled $55.4 million in 1998 and $36.9 million in 1997, and to the 1998 and 1997 acquisitions.

     Selling, general, and administrative expense increased $11.9 million, or 18.7 percent, to $75.4 million in 1998. When measured on a basis of cost per pound of product sold, these expenses averaged 11.7 cents a pound in 1998 and 11.6 cents a pound in 1997. Approximately 90 percent of the $11.9 million increase was attributable to businesses acquired in 1997 and 1998.

     Interest expense increased 17.5 percent in 1998 to $5.8 million. The 1998 increase resulted primarily from funds borrowed against the Company's line-of-credit in the fourth quarter of 1998 to purchase Halstead and from certain debt assumed by the Company in the acquisition of B&K. The Company capitalized interest of $.8 million for major capital improvement projects in 1998 compared to $.1 million in 1997.

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

     The Company's employment increased from 3,378 positions at the end of 1997 to 4,788 at the 1998 year-end. Of this increase, 1,335 positions were related to businesses acquired during 1998.

Standard Products Division

     Net sales by SPD were $624.4 million in 1998 compared to $560.8 million in 1997 for an 11.3 percent increase. Operating income was $83.0 million in 1998 compared to $71.7 million in 1997. The profit improvement resulted from increased volume, lower manufacturing costs, and improved spreads in certain products, particularly copper tube.

Industrial Products Division

     IPD's net sales were $274.6 million in 1998 compared to $292.9 million in 1997. Due to the lower cost of raw materials, the average selling price for finished product was approximately 20 percent lower in 1998 compared to 1997 levels. Operating income was $28.3 million in 1998 compared to $29.8 million in 1997.

Other Businesses

     Utah Railway Company hauled 5.5 million tons of coal in 1998 or 11.6 percent more than in 1997. Revenue totaled $23.5 million in 1998 compared to $19.7 million in 1997. Alaska Gold Company's net sales were $8.2 million in 1998 compared to $15.5 million in 1997. Alaska Gold sold its 1998 gold production in 1998, whereas in 1997 it sold two years of gold production.

Liquidity and Capital Resources

     The Company's cash and cash equivalents balance increased to $149.5 million at year-end. Major components of the 1999 change include $164.8 million of cash provided by operating activities, $23.1 million of cash used in investing activities, and $73.2 million of cash used in financing activities.

     Net income of $99.3 million in 1999 was the primary component of cash provided by operating activities. Depreciation and amortization of $37.0 million and deferred income taxes of $31.3 million were the primary non-cash adjustments. Major changes in working capital included a $15.3 million increase in receivables, a $13.0 million decrease in inventories, a $15.0 million decrease in other assets, and a $14.0 million decrease in current and other liabilities.

     The major component of net cash used in investing activities during 1999 included $40.1 million for capital expenditures. Other components included cash provided by proceeds from sales of properties and escrowed IRB funds. Capital expenditures were primarily related to improvements in manufacturing processes.

     Net cash used in financing activities totaled $73.2 million. During 1999, the Company paid $169.7 million for debt repayments offset by $125.0 million of proceeds from the issuance of long-term debt. The Company also repurchased 560 thousand shares of its stock in private transactions, plus 444 thousand shares under a stock buy-back plan totaling $29.7 million.

     The Company has a $100 million unsecured line of credit (Credit Facility) which expires in May 2001. The Credit Facility may be extended for successive one-year periods by agreement of the parties. There are no outstanding borrowings against the Credit Facility. The Company did, however, have approximately $5.0 million in letters of credit backed by this Credit Facility at the end of 1999. At December 25, 1999, the Company's total debt was $149.9 million or 20.8 percent of its total capitalization.

     The Company's financing obligations contain various covenants, which require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all of its debt covenants.

     The Company is investing approximately $24 million for capital improvements at its Wynne copper tube mill. The project will update the extrusion and drawing equipment employed at the mill. The project, when completed mid-year 2000, will significantly improve the mill's conversion costs as well as yield.

     The Company is also planning a new $10 million investment at our Port Huron, Michigan brass rod mill. This investment, which is expected to be completed near the end of 2000, will increase our casting capacity, improve yield, and reduce conversion costs.

     Subject to confirmation of Regional Selective Assistance financial support from the Department of Trade and Industry (United Kingdom), the Company has also authorized approximately $40 million for the modernization of its European factories. This investment will upgrade the casting, extrusion, drawing, and finishing processes at these operations. The project is expected to be completed near the end of 2001.

     Management believes that cash provided by operations and currently available cash of $149.5 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio was 2.9 to 1 at December 25, 1999.

     On October 18, 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time over the next year through open market transactions or through privately negotiated transactions. The Company will have no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 25, 1999, the Company has repurchased approximately 444 thousand shares under this program.

Environmental Matters

     The Company ended 1999 with total environmental reserves of approximately $13.0 million. This balance includes $6.4 million for businesses acquired in 1998. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

Market Risk

     The Company is exposed to market risk from changes in foreign exchange, interest rates, and raw material costs. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting policies for management of market risk is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Interest Rates

     At December 25, 1999 and December 26, 1998, the fair value of the Company's debt is estimated at $150.3 million and $195.2 million, respectively, using yields obtained for similar types of borrowing arrangements and taking into consideration the underlying terms of the debt. Such fair value exceeds the carrying value of debt at December 25, 1999 by $.4 million and at December 26, 1998 by $.7 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounts to $.4 million at December 25, 1999 and $.6 million at December 26, 1998.

     The Company had $119.0 million of variable-rate debt outstanding at December 25, 1999 and $142.2 million at December 26, 1998. At these borrowing levels, a hypothetical 10 percent increase in interest rates would have had an unfavorable impact on the Company's pretax earnings and cash flows of $.8 million in 1999 and 1998. The primary interest rate exposure on floating-rate debt is based on LIBOR.

Foreign Currency Exchange Rates

     Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed-rate contracts to hedge such transactional exposures.

     The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, and the French franc. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates is $16.5 million at December 25, 1999 and $27.3 million at December 26, 1998. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 25, 1999 and December 26, 1998 amounts to $3.5 million and $2.7 million, respectively. This change would be reflected in the equity section of the Company's Consolidated Balance Sheet.

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

     The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize futures or option contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize futures or option contracts to manage price risk associated with inventory. The total amount of such contracts was approximately 1.0 million pounds at December 25, 1999 and includes varying maturity dates in 2000. At December 26, 1998, the amount of such contracts was approximately
5.3 million pounds. Gains or losses with respect to these positions are reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory.

Year 2000 Program

     The Company is not aware of any Year 2000 issues that have affected its operations. In preparation for the Year 2000, the Company established a Year 2000 program to evaluate, confirm compliance, and identify any necessary changes to its information technology and operating systems. The Company retained a consulting firm specializing in this area to assist in the program. The Company expensed approximately $850 thousand related to this outside consultant. In addition, the Company replaced certain hardware and modified its developed software code at a cost, that was immaterial. During 1999, the Company upgraded the business systems of our European businesses with Year 2000 compliant systems.

     Since January 1, 2000, the Company has not experienced any disruption to our business as the result of any year 2000 date functions. Management believes that the risk that the Company would be unable to maintain customer services due to future Year 2000 system failures is remote.

Recently Issued Accounting Standards

     During 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of a derivative and whether it qualifies for hedge accounting. In June 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to the Company's fiscal year 2001. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or on the financial position of the Company.

Cautionary Statement Regarding Forward-Looking Information

     This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results, and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Mueller provides the following cautionary statement identifying important economic, political, and technological factors, among others, the absence of which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

     Such factors include: (i) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (ii) continuation of the strong domestic housing industry environment; (iii) fluctuations in commodity prices (including prices of copper and other raw materials); (iv) competitive factors and competitor responses to Mueller initiatives; (v) successful implementation and completion of major capital projects; (vi) stability of government laws and regulations, including taxes; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

Mueller Industries, Inc.
Consolidated Statements of Income
Years Ended December 25, 1999, December 26, 1998, and December 27, 1997

(In thousands, except per share data)
                                            1999        1998         1997
Net sales                               $ 1,168,744    $ 929,391    $ 888,997

Cost of goods sold                          886,531      720,293      704,801
                                         ----------     --------     --------
Gross profit                                282,213      209,098      184,196

Depreciation and amortization                36,986       24,899       20,998
Selling, general, and administrative
   expense                                   97,301       75,390       63,489
                                         ----------     --------     --------
Operating income                            147,926      108,809       99,709

Interest expense                            (11,681)      (5,839)      (4,968)
Environmental reserves                            -       (2,133)      (3,100)
Other income, net                             9,464        8,503        9,180
                                         ----------     --------     --------
Income before income taxes                  145,709      109,340      100,821
Income tax expense                          (46,430)     (33,895)     (31,051)
                                         ----------     --------     --------
Net income                              $    99,279    $  75,445    $  69,770
                                         ==========     ========     ========

Weighted average shares for basic
   earnings per share                        35,594       35,452       34,997
Effect of dilutive stock options              4,011        4,192        4,253
                                         ----------     --------     --------
Adjusted weighted average shares for
   diluted earnings per share                39,605       39,644       39,250
                                         ----------     --------     --------
Basic earnings per share                $      2.79    $    2.13    $    1.99
                                         ==========     ========     ========
Diluted earnings per share              $      2.51    $    1.90    $    1.78
                                         ==========     ========     ========



See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets
As of December 25, 1999 and December 26, 1998

(In thousands)
                                                       1999           1998
Assets
Current assets
   Cash and cash equivalents                         $ 149,454      $  80,568

   Accounts receivable, less allowance for doubtful
      accounts of $5,367 in 1999 and $4,929 in 1998    167,858        155,601

   Inventories                                         119,644        134,732

   Current deferred income taxes                             -          5,140

   Other current assets                                  3,790          6,283
                                                      --------       --------
Total current assets                                   440,746        382,324

Property, plant, and equipment, net                    347,846        379,082

Goodwill, net                                           94,530         75,988

Other assets                                            20,958         37,300
                                                      --------       --------
Total Assets                                         $ 904,080      $ 874,694
                                                      ========       ========



See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets (continued)
As of December 25, 1999 and December 26, 1998

(In thousands, except share data)

                                                       1999           1998
Liabilities and Stockholders' Equity
Current liabilities
   Current portion of long-term debt                 $  31,012      $  19,980
   Accounts payable                                     49,958         46,641
   Accrued wages and other employee costs               30,182         26,636
   Other current liabilities                            41,909         49,317
                                                      --------       --------
Total current liabilities                              153,061        142,574

Long-term debt, less current portion                   118,858        174,569
Pension liabilities                                      6,624          5,924
Postretirement benefits other than pensions              6,967          6,660
Environmental reserves                                  12,965         16,321
Deferred income taxes                                   24,275         10,490
Other noncurrent liabilities                            11,546         15,680
                                                      --------       --------
Total liabilities                                      334,296        372,218
                                                      --------       --------

Minority interest in subsidiaries                          354            354

Stockholders' equity
   Preferred stock - shares authorized 4,985,000;
      none outstanding                                       -              -

   Series A junior participating preferred stock -
      $1.00 par value; shares authorized 15,000;
      none outstanding                                       -              -

   Common stock - $.01 par value; shares authorized
      100,000,000; issued 40,091,502 in 1999 and
      1998; outstanding 34,918,646
      in 1999 and 35,807,596 in 1998                       401            401

   Additional paid-in capital, common                  259,977        258,171
   Retained earnings since January 1, 1991             372,477        273,198
   Cumulative translation adjustments                   (8,112)        (3,317)
   Treasury common stock, at cost                      (55,313)       (26,331)
                                                      --------       --------
Total stockholders' equity                             569,430        502,122
                                                      --------       --------
Commitments and contingencies                                -              -
                                                      --------       --------
Total Liabilities and Stockholders' Equity           $ 904,080      $ 874,694
                                                      ========       ========

See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Cash Flows
Years Ended December 25, 1999, December 26, 1998, and December 27, 1997

(In thousands)
                                            1999         1998         1997
Operating activities:
Net income                                $  99,279    $  75,445    $  69,770
Reconciliation of net income to net cash
  provided by operating activities:
   Depreciation                              31,130       24,076       20,012
   Amortization                               5,856          823          986
   Provision for doubtful accounts
     receivable                               1,503          556          107
   Minority interest in subsidiaries,
     net of dividend paid                         -         (337)         294
   Deferred income taxes                     31,257        4,870        2,830
   Gain on disposal of properties            (1,847)      (2,156)      (3,702)
   Changes in assets and liabilities, net
     of businesses acquired:
      Receivables                           (15,339)      12,973      (24,422)
      Inventories                            12,992       (4,875)       1,329
      Other assets                           14,973       (3,219)      (5,451)
      Current liabilities                       622       (6,016)      (3,543)
      Other liabilities                     (14,657)      (3,165)      (5,416)
      Other, net                             (1,014)         (65)         136
                                           --------     --------     --------
Net cash provided by operating activities   164,755       98,910       52,930
                                           --------     --------     --------

Investing activities:
Acquisition of businesses                      (675)    (158,514)     (37,874)
Capital expenditures                        (40,115)     (55,440)     (36,865)
Proceeds from sales of properties             7,137        2,559        5,826
Escrowed IRB proceeds                         6,022       14,739      (21,146)
Note receivable                               4,484       (4,484)           -
                                           --------     --------     --------
Net cash used in investing activities       (23,147)    (201,140)     (90,059)
                                           --------     --------     --------

Financing activities:
Proceeds from issuance of long-term debt    125,000            -       27,500
Repayments of long-term debt                (29,819)     (19,396)     (18,133)
Proceeds from the sale of treasury stock      1,093        7,284          615
Acquisition of treasury stock               (29,669)           -            -
Net (repayments) borrowings on lines
  of credit                                (139,840)     125,451            -
                                           --------     --------     --------
Net cash (used in) provided by
  financing activities                      (73,235)     113,339        9,982
                                           --------     --------     --------

See accompanying notes to consolidated financial statements.


Mueller Industries, Inc.
Consolidated Statements of Cash Flows (continued)
Years Ended December 25, 1999, December 26, 1998, and December 27, 1997

(In thousands)
                                            1999         1998         1997
Effect of exchange rate changes on cash         513         (519)         169
                                           --------     --------     --------
Increase (decrease) in cash and
  cash equivalents                           68,886       10,590      (26,978)
Cash and cash equivalents at the
  beginning of the year                      80,568       69,978       96,956
                                           --------     --------     --------
Cash and cash equivalents at the
  end of the year                         $ 149,454    $  80,568    $  69,978
                                           ========     ========     ========


For supplemental disclosures of cash flow information, see
Notes 1, 5, 7, and 12.
See accompanying notes to consolidated financial statements.


Mueller Industries, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 25 1999, December 26, 1998, and December 27, 1997 (In thousands)

                                    Common Stock       Additional                  Cumulative     Treasury Stock
                                 Number                Paid-In     Retained        Translation   Number
                                 of Shares   Amount    Capital     Earnings        Adjustments   of Shares  Cost      Total
Balance, December 28, 1996        40,000     $ 200     $ 254,214   $ 127,983       $  (2,805)     5,130    $(31,510)  $ 348,082
Comprehensive income:
Net income                             -         -             -      69,770               -          -           -      69,770
Other comprehensive income:
  Foreign currency translation         -         -             -           -            (427)         -           -        (427)
                                                                                                                       --------
Comprehensive income                                                                                                     69,343
Issuance of shares under
  incentive stock option plan          -         -          (286)          -               -       (148)        901         615
                                 -------       ---       -------     -------           -----     ------     -------   ---------
Balance, December 27, 1997        40,000       200       253,928     197,753          (3,232)     4,982     (30,609)    418,040
Comprehensive income:
Net income                             -         -             -      75,445               -          -           -      75,445
Other comprehensive income:
  Foreign currency translation         -         -             -           -             (85)         -           -         (85)
                                                                                                                       --------
Comprehensive income                                                                                                     75,360
Issuance of shares under
  incentive stock option plan          -         -          (765)          -               -       (698)      4,278       3,513
Par value of shares issued in
  connection with a two-for-
  one stock split                      -       200          (200)          -               -          -           -           -
Issuance of shares for
  business acquisition                92         1         2,837           -               -          -           -       2,838
Note receivable from officer           -         -        (1,400)          -               -          -           -      (1,400)
Tax benefit related to
  employee stock options               -         -         3,771           -               -          -           -       3,771
                                 -------       ---       -------     -------           -----     ------     -------    --------
Balance, December 26, 1998        40,092       401       258,171     273,198          (3,317)     4,284     (26,331)    502,122
Comprehensive income:
Net income                             -         -             -      99,279               -          -           -      99,279
Other comprehensive income:
  Foreign currency translation         -         -             -           -          (4,795)      -           -         (4,795)
                                                                                                                       --------
Comprehensive income                                                                                                     94,484
Issuance of shares under
  incentive stock option plan          -         -           406           -               -       (115)        687       1,093
Repurchase of common stock             -         -             -           -               -      1,004     (29,669)    (29,669)
Proceeds from payment on
  note receivable from officer         -         -         1,400           -               -          -           -       1,400
                                 -------       ---       -------     -------           -----     ------     -------    --------

Balance, December 25, 1999        40,092     $ 401     $ 259,977   $ 372,477       $  (8,112)     5,173    $(55,313)  $ 569,430
                                 =======       ===       =======     =======           =====     ======     =======    ========

See accompanying notes to consolidated financial statements.

                                     -29-

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

NATURE OF OPERATIONS

     The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. During 1999, the Company operated 20 factories in eight states, Canada, Great Britain, and France and had distribution facilities nationwide and sales representation worldwide. The Company also operates a short line railroad through its subsidiary, Utah Railway Company. In addition, the Company owns interests in or leases other natural resource properties.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Mueller Industries, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest represents separate private ownership of 25 percent of Ruby Hill Mining Company and 19 percent of Richmond-Eureka Mining Company.

INVENTORIES

     The Company's inventories are valued at the lower of cost or market. The material component of its U.S. copper tube and copper fittings inventories is valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of U.S. copper tube and copper fittings, are valued on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs, and manufacturing overhead.

DEPRECIATION

     Depreciation of buildings, machinery, and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment.

INTANGIBLE ASSETS

     The excess of the cost over the fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 25 years. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the carrying value of goodwill and other intangible assets. Any impairments would be recognized when the expected future undiscounted operating cash flows derived from such intangible assets is less than their carrying value.

REVENUE RECOGNITION

     Revenue is recognized when products are shipped or services are performed.

STOCK-BASED COMPENSATION

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related Interpretations as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).

EARNINGS PER SHARE

     Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.

INCOME TAXES

     The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

CASH EQUIVALENTS

     Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 25, 1999 and December 26, 1998, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $157.0 million and $81.4 million, respectively. These carrying amounts approximate fair value.

CONCENTRATIONS OF CREDIT AND MARKET RISK

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs, and others.

     The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

     The Company enters into forward fixed-price arrangements with certain customers. The Company may utilize futures or option contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize futures or option contracts to manage price risk associated with inventory. Gains or losses with respect to these positions are reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open hedge forward contracts to deliver approximately $.9 million of copper.

     The Company's sales are principally denominated and collected in the U.S. dollar. Certain sales are collected in other currencies. The market risk regarding currency exchange rate fluctuations may be hedged using forward contracts. At year-end, the Company held open forward contracts to deliver the equivalent of approximately $1.1 million in other currencies.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

     During 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to the Company's fiscal year 2001. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or on the financial position of the Company.

RECLASSIFICATIONS

     Certain amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the 1999 presentation.

Note 2 - Inventories

     Inventories consist of the following:

(In thousands)
                                                       1999           1998
Raw material and supplies                            $  28,337      $  26,544
Work-in-process                                         14,423         18,196
Finished goods                                          76,884         89,672
Gold                                                         -            320
                                                      --------       --------
Inventories                                          $ 119,644      $ 134,732
                                                      ========       ========

     Inventories valued using the LIFO method totaled $29.0 million at December 25, 1999 and $28.9 million at December 26, 1998. The approximate FIFO cost of such inventories was $29.9 million at December 25, 1999 and $26.9 million at December 26, 1998.


Note 3 - Properties

     Properties stated at fair value as of December 28, 1990, with subsequent additions recorded at cost, are as follows:

(In thousands)
                                                       1999           1998
Land and land improvements                           $   7,994      $  12,537
Buildings                                               68,436         67,879
Machinery and equipment                                376,764        370,080
Construction in progress                                25,466         41,686
                                                      --------       --------
                                                       478,660        492,182
Less accumulated depreciation                         (130,814)      (113,100)
                                                      --------       --------
Property, plant, and equipment, net                  $ 347,846      $ 379,082
                                                      ========       ========

Note 4 - Other Current Liabilities

     Other current liabilities consist of the following:

(In thousands)
                                                       1999           1998
Accrued discounts and allowances                     $  14,850      $  15,022
Accrued severance and related
   costs for acquired businesses                         1,558          9,266
Freight settlements due to other railroads               3,191          2,866
Income taxes payable                                     2,884          1,393
Deferred income taxes                                      681              -
Other                                                   18,745         20,770
                                                      --------       --------
Other current liabilities                            $  41,909      $  49,317
                                                      ========       ========


Note 5 - Long-Term Debt

     Long-term debt consists of the following:

(In thousands)
                                                       1999           1998
Floating rate unsecured notes,
  due through 2003                                   $ 118,421      $       -
Line-of-credit at floating rate                              -        120,000
Line-of-credit at floating rate                              -         19,840
8.38% Unsecured note payable,
     due through September 30, 2000                      3,571          7,142
7.54% Unsecured note payable,
     due through December 31, 1999                       1,000          5,000
1993 Series IRBs with interest at 6.95%, due
     through December 15, 2000                           2,857          5,714
1994 Series IRBs with interest at 8.825%, due
     through 2001                                        3,857          6,429
1997 Series IRBs with interest at 7.39%, due
     through 2014                                       17,125         20,625
1997 Series IRBs with interest at 7.31%, due
     through 2009                                        1,465          1,925
Other, including capitalized lease obligations           1,574          7,874
                                                      --------       --------
                                                       149,870        194,549
Less current portion of long-term debt                 (31,012)       (19,980)
                                                      --------       --------
Long-term debt                                       $ 118,858      $ 174,569
                                                      ========       ========

     During fiscal 1999, the Company executed an Amended and Restated Credit Agreement (the Agreement) with its syndicate of eight banks. The Agreement established an unsecured, $125 million term note, the proceeds of which paid down the $120 million balance under a line-of-credit. The Agreement requires quarterly principal payments on the term note of approximately $3.3 million plus interest through 2003, with a balloon payment of $65.8 million due December 31, 2003. Interest is based on the 90-day LIBOR interest rate plus a premium of 110 to 130 basis points as determined by certain financial ratios.

     The Company has an unsecured $100 million line-of-credit (the Credit Facility) which expires in May 2001, but may be extended for successive one year periods by agreement of the parties. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) prime rate less .5 percent, (ii) LIBOR plus .27 percent (subject to adjustment), or (iii) Federal Funds rate plus .65 percent. A commitment fee of 17.5 basis points per year on the unused portion of the Credit Facility is payable quarterly. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $5.0 million at December 25, 1999. This Credit Facility was temporarily increased to $125 million in November 1998, at which time the Company borrowed $120 million to fund the acquisition of Halstead Industries, Inc. (Halstead) including payment of Halstead's existing debt. The Agreement returned the ceiling under this Credit Facility to its original level of $100 million. During 1998, the Company assumed an additional $22 million line-of-credit under similar terms in connection with the acquisition of B&K
Industries, Inc. (B&K). This line-of-credit is secured by certain assets of B&K and matures March 31, 2000; there was no balance outstanding at year-end. The Company expects to terminate this agreement during the first quarter of 2000.

     Borrowings under the above agreements require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all debt covenants.

     Aggregate annual maturities of the Company's debt are $31.0 million, $15.7 million, $17.0 million, $16.7 million, and $68.4 million for the years 2000 through 2004 respectively, and $1.1 million thereafter. Interest paid in 1999, 1998, and 1997 was $12.4 million, $6.3 million, and $4.8 million, respectively. During 1999, 1998, and 1997, the Company capitalized interest of $.4 million, $.8 million, and $.1 million, respectively, related to its major capital improvement programs. Using a discounted cash flow analysis, the fair value of the Company's debt approximates book value at the end of 1999 and 1998, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.


Note 6 - Stockholders' Equity

     In 1998, the Company declared a two-for-one stock split effected in the form of a 100 percent stock dividend. All presentations of share data herein, including earnings per share, have been restated to reflect the split for all periods presented.

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

     On October 18, 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time over the next year through open market transactions or through privately negotiated transactions. The Company will have no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 25, 1999, the Company has repurchased approximately 444 thousand shares under this program.

Note 7 - Income Taxes

     The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                            1999         1998         1997
Domestic                                  $ 154,765    $ 108,135    $ 101,577
Foreign                                      (9,056)       1,205         (756)
                                           --------     --------     --------
Income before income taxes                $ 145,709    $ 109,340    $ 100,821
                                           ========     ========     ========

     Income tax expense consists of the following:

(In thousands)
                                            1999         1998         1997
Current tax expense:
     Federal                              $  12,052    $  24,882    $  23,855
     Foreign                                  1,692        2,400        2,666
     State and local                          1,429        1,743        1,700
                                           --------     --------     --------
Current tax expense                          15,173       29,025       28,221
                                           --------     --------     --------
Deferred tax expense (benefit):
     Federal                                 30,570        4,226        3,872
     Foreign                                      -          595       (1,263)
     State and local                            687           49          221
                                           --------     --------     --------
Deferred tax expense                         31,257        4,870        2,830
                                           --------     --------     --------
Income tax expense                        $  46,430    $  33,895    $  31,051
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

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes, is reconciled as follows:

(In thousands)
                                            1999         1998         1997
Expected income tax expense               $  50,998    $  38,269    $  35,287
State and local income tax,
      net of federal benefit                    929        1,133        1,254
Foreign income taxes                          4,371        2,119         (398)
Valuation allowance                          (8,220)      (5,481)      (4,226)
Other, net                                   (1,648)      (2,145)        (866)
                                           --------     --------     --------
Income tax expense                        $  46,430    $  33,895    $  31,051
                                           ========     ========     ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                       1999           1998
Deferred tax assets:
     Accounts receivable                             $   1,229      $     988
     Inventories                                         1,326          1,762
     Pension, OPEB, and accrued items                    9,011          7,335
     Other reserves                                      9,679         11,668
     Deferred loss                                           -         26,562
     Net operating loss carryforwards                   34,137         29,612
     Capital loss carryforwards                         16,181         16,887
     Foreign tax credits                                 1,109          1,711
     Alternative minimum tax credit
         carryforwards                                   4,026          4,026
                                                      --------       --------
Total deferred tax assets                               76,698        100,551
Less valuation allowance                               (48,652)       (46,592)
                                                      --------       --------
Deferred tax assets, net of
     valuation allowance                                28,046         53,959
                                                      --------       --------
Deferred tax liabilities:
     Property, plant, and equipment                     51,373         59,005
     Other                                               1,629            304
                                                      --------       --------
Total deferred tax liabilities                          53,002         59,309
                                                      --------       --------
Net deferred tax liability                           $ (24,956)     $  (5,350)
                                                      ========       ========

     As of December 25, 1999, the Company had net operating loss carryforwards (NOLs) available to offset future federal taxable income of $68.1 million, of which $57.3 million have been recognized. These NOLs expire as follows: $.7 million in 2002, $59.8 million in 2005, $6.8 million in 2006, and $.8 million in 2012. Annual limitations on these NOLs are approximately $18.1 million in 2000, $17.3 million in 2001, and approximately $14.4 million thereafter. During 1999, 1998, and 1997, the Company recognized $2.3 million, $4.1 million, and $3.8 million, respectively, of NOL tax attributes, reducing the deferred income tax provision in each year. As additional NOLs are utilized, the Company expects to recognize additional tax attributes in the future by reducing the valuation allowance. The tax effect of future recognition of any of the remaining NOLs of approximately $10.8 million will reduce the deferred income tax provisions in the periods recognized. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.0 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     As of December 25, 1999, the Company had foreign net operating loss carryforwards (foreign NOLs) available to offset $30.2 million of foreign subsidiary income. These foreign NOLs have not been recognized and expire as follows: $.2 million in 2000, $.9 million in 2001, $2.4 million in 2002, $1.0 million in 2003, and $4.8 million in 2004. The remaining $20.9 million of foreign NOLs are available to offset foreign subsidiary income over an indefinite period.

     The sale of Alaska Gold Company during April 1999, resulted in the realization of an ordinary federal tax loss of approximately $70 million of which $45 million has been recognized. The Internal Revenue Service agreed to allow this loss as part of the comprehensive closing agreement (the Closing Agreement), which concluded the audit of the years 1993 through 1995. For financial reporting purposes, additional recognition may occur in future periods.

     The Closing Agreement also allows a capital loss carryforward of which $42.6 million remains available to offset capital gains of the Company through December 30, 2000. The tax benefits relating to this unrecognized capital loss, if any, will be recognized primarily as additions to paid-in capital.

     Income taxes paid were approximately $13.5 million in 1999, $26.8 million in 1998, and $29.9 million in 1997.

Note 8 - Employee Benefits

     The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 25, 1999, and a statement of the plans' funded status as of December 25, 1999 and December 26, 1998:

(In thousands)
                                 Pension Benefits          Other Benefits
                                1999         1998         1999         1998
Change in benefit
  obligation:
   Obligation at
      beginning of year      $  80,227    $  47,394    $   8,041    $   8,118
   Service cost                  3,180        2,384           19           14
   Interest cost                 6,834        5,305          647          633
   Participant
      contributions                443          177            -            -
   Plan amendments               3,656            -         (120)           -
   Actuarial loss (gain)         4,012        3,343          803         (111)
   Business acquisitions        12,496       25,209            -            -
   Benefit payments             (5,371)      (3,812)      (1,167)        (613)
   Settlement                     (101)           -            -            -
   Foreign currency
      translation
      adjustment                  (700)         227            -            -
                              --------     --------     --------     --------
Obligation at end
  of year                    $ 104,676    $  80,227    $   8,223    $   8,041
                              ========     ========     ========     ========

Change in fair value
  of plan assets:
   Fair value of
      plan assets at
      beginning
      of year                $  92,011    $  59,567    $       -    $       -
   Actual return on
      plan assets               21,915        7,693            -            -
   Employer contributions        2,087        3,087        1,167          613
   Participant contributions       443          177            -            -
   Business acquisitions        13,663       25,072            -            -
   Benefit payments             (5,371)      (3,812)      (1,167)        (613)
   Settlement                     (101)           -            -            -
   Foreign currency
      translation adjustment      (668)         227            -            -
                              --------     --------     --------     --------
Fair value of plan assets
  at end of year             $ 123,979    $  92,011    $       -    $       -
                              ========     ========     ========     ========

(In thousands)
                                 Pension Benefits          Other Benefits
                                1999         1998         1999         1998
Funded status:
   Funded (underfunded)
      status at end of year  $  19,303    $  11,784    $  (8,223)   $  (8,041)
   Unrecognized prior
      service cost               5,176        2,389         (112)           -
   Unrecognized gain           (26,348)     (17,481)        (370)      (1,197)
                              --------     --------     --------     --------
Net amount recognized        $  (1,869)   $  (3,308)   $  (8,705)   $  (9,238)
                              ========     ========     ========     ========

     Effective April 1, 1999, pursuant to collective bargaining agreements, two of the Company's single employer plans were amended increasing the plans' benefit obligation. Changes in pension benefits for 1999 include the plans assumed with the acquisitions of Halstead and Lincoln Brass Works, Inc. (Lincoln), and for 1998 included the Wednesbury Tube Company plan.

     The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 25, 1999 and December 26, 1998:

(In thousands)
                                 Pension Benefits          Other Benefits
                                1999         1998         1999         1998
Prepaid benefit cost         $   3,697    $   1,806    $       -    $       -
Accrued benefit
  liability                     (5,566)      (5,114)      (8,705)      (9,238)
                              --------     --------     --------     --------
Net amount recognized        $  (1,869)   $  (3,308)   $  (8,705)   $  (9,238)
                              ========     ========     ========     ========

     The components of net periodic benefit costs are as follows:

(In thousands)
                                            1999         1998         1997
Pension Benefits:
   Service cost                           $   3,180    $   2,384    $     525
   Interest cost                              6,834        5,305        3,476
   Expected return on
      plan assets                            (8,146)      (6,838)      (3,956)
   Amortization of prior
      service cost                              869          568          560
   Amortization of net gain                    (933)      (1,462)        (738)
                                           --------     --------     --------
   Net periodic benefit
      cost (income)                       $   1,804    $     (43)   $    (133)
                                           ========     ========     ========

Other Benefits:
   Service cost                           $      19    $      14    $      24
   Interest cost                                647          633          636
   Amortization of prior
      service cost                               (8)           -            -
   Amortization of net gain                     (23)         (34)         (26)
                                           --------     --------     --------
   Net periodic benefit cost              $     635    $     613    $     634
                                           ========     ========     ========

     The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

     The assumptions used in the measurement of the Company's benefit obligation are as follows:

                                 Pension Benefits          Other Benefits
                                1999         1998         1999         1998
Weighted-average
  assumptions:
   Discount rate             7.0%-7.75%   7.0%-7.75%   7.5%-8.5%    7.5%-8.5%
   Expected return on
      plan assets            7.25%-8.5%    7.5%-8.5%         N/A          N/A
   Rate of compensation
      increases                   3.50%        3.25%         N/A          N/A


     Only one pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service.

     The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 8.2 to
8.9 percent for 2000, gradually decrease to 6.25 percent for 2004, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $545 thousand and the service and interest cost components of net periodic postretirement benefit costs by $46 thousand for 1999. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 1999 by $522 thousand and $44 thousand, respectively.

     The Company sponsors voluntary employee savings plans that qualify under Section 401(k). Compensation expense for the Company's matching contribution to the 401(k) plans was $1.5 million in 1999, $1.2 million in 1998, and $.8 million in 1997.

     In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation, and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which is classified as other noncurrent liabilities.

     The Company maintains a nonqualified, deferred compensation plan, which permits certain management employees to annually elect to defer, on a pre-tax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. The expense associated with the deferred compensation plan was $.5 million, $.5 million, and $.3 million in 1999, 1998, and 1997, respectively. The Company has invested in corporate-owned life insurance policies to assist in funding this plan. The cash surrender value of these policies, included in other assets, was $3.8 million and $2.9 million at December 25, 1999 and December 26, 1998, respectively.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $.3 million for 1999, 1998, and 1997.

Note 9 - Commitments and Contingencies

     The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. It has provided and charged to income $2.1 million in 1998 and $3.1 million in 1997, for pending environmental matters. The basis for the provision is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the financial condition or results of operations of the Company.

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company leases certain facilities and equipment under operating leases expiring on various dates through 2008. The lease payments under these agreements aggregate to approximately $5.2 million in 2000, $3.5 million in 2001, $2.8 million in 2002, $2.6 million in 2003, $2.6 million in 2004, and
$5.5 million thereafter. Total lease expense amounted to $11.3 million in 1999, $8.8 million in 1998, and $7.7 million in 1997.


Note 10 - Other Income

     Other income, net included in the Consolidated Statements of Income consists of the following:

(In thousands)
                                            1999         1998         1997
Rent and royalties                        $   1,026    $   1,420    $   2,188
Interest income                               6,591        5,127        3,584
Gain on disposal of properties, net           1,847        2,156        3,702
Minority interest in income of
  subsidiaries                                    -         (200)        (294)
                                           --------     --------     --------
Other income, net                         $   9,464    $   8,503    $   9,180
                                           ========     ========     ========

Note 11 - Stock Options

     The Company follows APB No. 25 in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant.

     Under existing plans, the Company may grant options to purchase shares of common stock at prices not less than the fair market value of the stock on the date of the grant. Generally, the options vest annually in 20 percent increments over a five-year period beginning one year from the date of the grant. Any unexercised options expire after not more than ten years. No options may be granted after ten years from the date of plan adoption.

     Additionally, the Company has granted stock options to key executives as retention incentives and inducements to enter into employment agreements with the Company. Generally, these special grants have terms and conditions similar to those granted under the Company's other stock option plans.

     On June 15, 1998, the Company loaned $4.5 million, on a full recourse basis, to an officer. The officer used $1.4 million of the proceeds to exercise options to purchase Company stock. That portion of the loan was classified as a reduction of additional paid-in capital, while the remaining balance of the loan was included in other assets in the Company's 1998 consolidated financial statements. The loan was paid in full during 1999. The loan was secured by common stock of the Company. The income tax benefit associated with the exercise of these options reduced income taxes payable, classified as other current liabilities, by $3.8 million. Such benefits are reflected as additions directly to additional paid-in capital.

     A summary of the Company's stock option activity and related information follows:

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Outstanding at December 28, 1996                      5,348      $    4.11
     Granted                                            321          21.33
     Exercised                                         (148)          4.20
                                                   --------
Outstanding at December 27, 1997                      5,521           5.11
     Granted                                            403          20.62
     Exercised                                         (698)          5.05
     Expired, cancelled, or surrendered                 (54)         15.20
                                                   --------
Outstanding at December 26, 1998                      5,172           6.22
     Granted                                            158          34.25
     Exercised                                         (121)         10.60
     Expired, cancelled, or surrendered                 (10)         19.65
                                                   --------
Outstanding at December 25, 1999                      5,199      $    6.94
                                                   ========

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Options exercisable at:
    December 27, 1997                                 4,601      $    3.07
    December 26, 1998                                 4,194           3.46
    December 25, 1999                                 4,410           4.17

     Exercise prices for stock options outstanding at December 25, 1999, ranged from $2.06 to $37.04. Of the 5.2 million stock options that are outstanding at year-end, 3.6 million are owned by Mr. Harvey L. Karp and expire one year after Mr. Karp's separation from employment with the Company. Mr. Karp's options have an exercise price of $2.06 per share. The weighted average remaining life of the remaining 1.6 million shares is 6.5 years, and the weighted average exercise price of these shares is $17.93. The weighted average fair value per option granted was $17.71 in 1999, $8.69 in 1998, and $9.31 in 1997.

     As of December 25, 1999, the Company had reserved 4.2 million shares of its common stock for issuance pursuant to certain stock option plans. Additionally, the Company had reserved 15 thousand shares of preferred stock for issuance pursuant to the shareholder rights plan.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using the following weighted average assumptions for the years 1999, 1998, and 1997: weighted average expected life of the options of six years; and no dividend payments. The weighted average risk free interest rate used in the model was
6.84 percent for 1999, 4.85 percent for 1998, and 5.55 percent for 1997. The volatility factor of the expected market value of the Company's common stock was 0.433 in 1999, 0.344 in 1998, and 0.344 in 1997.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

(In thousands, except per share data)
                                            1999         1998         1997
Net income                                $  99,279    $  75,445    $  69,770
SFAS No. 123 compensation expense            (1,879)      (1,316)        (960)
                                           --------     --------     --------
SFAS No. 123 pro forma net income         $  97,400    $  74,129    $  68,810
                                           ========     ========     ========
Pro forma earnings per share:
     Basic                                $    2.74    $    2.09    $    1.97
     Diluted                              $    2.47    $    1.88    $    1.76
                                           ========     ========     ========

     Because SFAS No. 123 applies only to stock-based compensation awards for 1995 and later years, the pro forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, nonvested awards.


Note 12 - Acquisitions

     On September 30, 1999, the Company's subsidiary, Utah Railway Company, purchased the stock of the Salt Lake City Southern Railroad Company, Inc.
(SLCS) for $675 thousand. SLCS operates pursuant to an easement on approximately 25 miles of track, owned by the Utah Transit Authority, from downtown Salt Lake City to near Draper, Utah.

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

     On September 15, 1998, the Company acquired Lincoln, which operates manufacturing facilities in Jacksboro, Tennessee and Waynesboro, Tennessee. Lincoln produces custom control valve assemblies, as well as custom metal assemblies, gas delivery systems, and tubular products primarily for the gas appliance market. For a nominal consideration, the Company acquired 100 percent of the outstanding common shares of Lincoln. Lincoln's existing bank debt of approximately $7.5 million was paid off by the Company at closing.

     On August 10, 1998, the Company completed the acquisition of B&K, an importer and distributor of residential and commercial plumbing products in the United States. B&K sells to all major distribution channels including hardware co-ops, home centers, plumbing wholesalers, hardware wholesalers, OEMs, and manufactured housing wholesalers. The purchase price was $33.5 million, of which approximately 90 percent was paid in cash and the remainder paid in shares of Mueller common stock.

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

     The final assessment of fair values of the assets and reserves associated with the Halstead and Lincoln acquisitions was completed during 1999. The determination of final fair values resulted in adjustments consisting of changes from initially recorded values. These adjustments increased working capital by $.9 million and goodwill and other assets by $16.4 million, and decreased property, plant, and equipment by $30.4 million and other liabilities by $13.0 million. The total fair value of assets acquired in 1998 and 1997 was $240.1 million and $69.8 million, respectively. Liabilities assumed in these acquisitions were $78.7 million in 1998 and $31.9 million in 1997. The excess of the purchase price over the net assets acquired in 1998 was $99.3 million, which is being amortized over 25 years.

     The final assessment of fair values of the assets and reserves associated with the Desnoyers S.A. acquisition was completed during 1998. The determination of final fair values resulted in adjustments consisting of changes from initially recorded values. These adjustments increased property, plant, and equipment and other current liabilities by approximately $12.4 million and $8.6 million, respectively, and decreased other assets by approximately $3.8 million.

     The following condensed pro forma consolidated results of operations are presented as if the 1998 and 1997 acquisitions had occurred at the beginning of 1997. This information combines the historical results of operations of the Company and the acquired businesses after the effects of estimated purchase accounting adjustments. The pro forma information does not purport to be indicative of the results that would have been obtained if the operations had actually been combined during the periods presented and is not necessarily indicative of operating results to be expected in future periods.

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
                                                     =========      =========

Note 13 - Industry Segments

     The Company's three reportable segments include its Standard Products Division (SPD), its Industrial Products Division (IPD), and Other
Businesses. These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income.

     SPD manufactures copper tube and fittings, plastic fittings, and line sets. These products are manufactured in the U.S., Canada, and Europe and are sold primarily to wholesalers.

     IPD manufactures brass rod, impact extrusions, and forgings as well as a variety of end-products including plumbing brass; automotive components; valves and fittings; and specialty copper, copper-alloy, and aluminum tubing. These products are sold primarily to OEM customers.

     The Other Businesses segment comprises primarily a short line railroad.

     Summarized segment and geographic information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity.

Segment Information:

(In thousands)
                                            1999         1998         1997
Net sales:
   Standard Products Division           $   858,525    $ 624,437    $ 560,787
   Industrial Products Division             290,270      274,597      292,869
   Other Businesses                          22,263       31,637       35,688
   Elimination of intersegment sales         (2,314)      (1,280)        (347)
                                         ----------     --------     --------
                                        $ 1,168,744    $ 929,391    $ 888,997
                                         ==========     ========     ========

Depreciation and amortization:
   Standard Products Division           $    26,495    $  15,713    $  12,410
   Industrial Products Division               7,936        5,948        5,057
   Other Businesses                             787        1,699        1,479
   General corporate                          1,768        1,539        2,052
                                         ----------     --------     --------
                                        $    36,986    $  24,899    $  20,998
                                         ==========     ========     ========

Operating income:
   Standard Products Division           $   129,141    $  83,010    $  71,659
   Industrial Products Division              29,935       28,325       29,764
   Other Businesses                           3,297        5,661        3,458
   Unallocated expenses                     (14,447)      (8,187)      (5,172)
                                         ----------     --------     --------
                                        $   147,926    $ 108,809    $  99,709
                                         ==========     ========     ========

(In thousands)
                                            1999         1998         1997
Expenditures for long-lived assets:
   Standard Products Division           $    31,089    $ 198,135    $  49,880
   Industrial Products Division               5,063       16,735        8,273
   Other Businesses                             960        4,782        2,727
                                         ----------     --------     --------
                                        $    37,112    $ 219,652    $  60,880
                                         ==========     ========     ========

Segment assets:
   Standard Products Division           $   599,596    $ 610,914    $ 357,646
   Industrial Products Division             136,586      144,004      127,609
   Other Businesses                          40,088       50,446       51,378
   General corporate                        127,810       69,330       74,143
                                         ----------     --------     --------
                                        $   904,080    $ 874,694    $ 610,776
                                         ==========     ========     ========

Geographic Information:

(In thousands)
                                            1999         1998         1997
Net sales:
     United States                      $ 1,015,968    $ 754,024    $ 753,771
     Foreign                                152,776      175,367      135,226
                                         ----------     --------     --------
                                        $ 1,168,744    $ 929,391    $ 888,997
                                         ==========     ========     ========

Long-lived assets:
     United States                      $   425,214    $ 448,852    $ 264,747
     Foreign                                 38,120       43,518       29,141
                                         ----------     --------     --------
                                        $   463,334    $ 492,370    $ 293,888
                                         ==========     ========     ========

Note 14 - Quarterly Financial Information (Unaudited)

(In thousands, except per share data)

                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
1999
Net sales                     $ 287,840   $ 293,342   $ 287,880   $ 299,682

Gross profit (1)                 66,100      73,002      71,539      71,572

Net income                       21,683      25,445      26,340      25,811

Diluted earnings per share         0.55        0.64        0.66        0.66

1998
Net sales                     $ 226,652   $ 225,867   $ 212,746   $ 264,126

Gross profit (1)                 51,195      52,349      48,794      56,760

Net income                       19,265      19,710      18,765      17,705

Diluted earnings per share         0.49        0.50        0.47        0.45

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

Report of Independent Auditors

The Stockholders of Mueller Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 25, 1999 and December 26, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 25, 1999 and December 26, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States.

                                                   /S/ERNST & YOUNG LLP

Memphis, Tennessee
February 4, 2000

CAPITAL STOCK INFORMATION

     The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 1999 and 1998 were as follows:

                                            High         Low          Close
1999
Fourth quarter                            $ 36 15/16   $ 28 5/16    $ 32 7/8
Third quarter                               35 5/8       28           28 3/8
Second quarter                              33 7/8       21 1/8       32 1/2
First quarter                               27           19 3/8       22 5/8

1998
Fourth quarter                            $ 27         $ 14 7/8     $ 20 1/16
Third quarter                               40           23 13/16     26 1/2
Second quarter                              38 1/16      29 11/16     37
First quarter                               32 1/2       25 1/32      31 31/32

As of February 28, 2000, the number of holders of record of Mueller's common stock was approximately 3,000. On February 28, 2000, the closing price for Mueller's common stock on the New York Stock Exchange was $27 15/16.

The Company has paid no cash dividends on its common stock and presently does not anticipate paying cash dividends in the near future.


Selected Financial Data

(In thousands, except per share data)
                                 1999         1998 (1)     1997 (1)     1996         1995
For the fiscal year:

  Net sales                  $ 1,168,744    $ 929,391    $ 888,997    $ 718,312    $ 678,838

  Operating income               147,926      108,809       99,709       90,462       64,011

  Net income                      99,279       75,445       69,770       61,173       44,823

  Diluted earnings
    per share (2)                   2.51         1.90         1.78         1.57         1.17

At year-end:

  Total assets                   904,080      874,694      610,776      509,357      450,835
  Long-term debt                 118,858      174,569       53,113       44,806       59,653

(1) Includes the effects of acquisitions described in Note 12 to the consolidated financial statements.
(2) In 1998 and 1995, the Company declared two-for-one stock splits effected in the form of 100 percent stock dividends. Diluted earnings per share has been restated to reflect the splits for all periods presented.

Directors, Corporate Officers, and Divisional Management

Board of Directors
 Harvey L. Karp                     Chairman of the Board,
                                    Mueller Industries, Inc.

 Robert B. Hodes(1,3)               Counsel, Willkie Farr & Gallagher

 G.E. Manolovici(1,2)               Private Investor

 William D. O'Hagan                 President and Chief Executive Officer,
                                    Mueller Industries, Inc.

 Robert J. Pasquarelli(1,2,3)       General Manager, Mansfield,
                                    AK Steel Corporation

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

 William D. O'Hagan                 President and Chief Executive Officer

 Lee R. Nyman                       Senior Vice President
                                    Manufacturing/Engineering

 William H. Hensley                 Vice President, General Counsel and
                                    Secretary

 Kent A. McKee                      Vice President and
                                    Chief Financial Officer


Other Officers and Management

 John B. Hansen                     Vice President, Strategic Initiatives

 Tommy L. Jamison                   Vice President, Strategic Engineering
                                    Services

 Michael E. Stoll                   Vice President, Purchasing

 Richard W. Corman                  Corporate Controller

 James E. Browne                    Assistant Secretary


Standard Products Division

 Roy C. Harris                      Vice President and General Manager

 Larry D. Birch                     Vice President, Sales and Marketing

 Gregory L. Christopher             Vice President, Supply Chain Management

 Bruce R. Clements                  Vice President, Manufacturing,
                                    Copper Tube

 Daniel R. Corbin                   Vice President, Fittings Manufacturing

 Robert A. Haskins                  Vice President, Domestic Wholesale

 Louis F. Pereira                   General Manager, Canadian Operations

 Michael L. Beasley                 Director, Information Systems

 Andrew A. Sippel                   Controller

B&K Industries

 Peter D. Berkman                   President

European Operations

 Robert L. Fleeman                  Vice President and General Manager

 Robert Y. Boutonnet                 Director, French Operations

 Peter J. S. Brookes                Finance Director

 Peter J. Marsh                     Sales Director, U.K.

 Brian Parsons                      Manufacturing Director, U.K.

Industrial Products Division

 James H. Rourke                    Group Vice President

 Gerald J. Leary                    Vice President and General Manager,
                                    Engineered Products

 William F. Navarre                 Vice President, Manufacturing

 David G. Rice                      Controller


Other Businesses

 Gary L. Barker                     President, Utah Railway Company

 Michael W. Baum                    President,
                                    Mining Remedial Recovery Company

 Scott Miller                       Vice President,
                                    Arava Natural Resources Company

 John E. West III                   Executive Vice President,
                                    Utah Railway Company

Shareholder Information

Annual Meeting
The Annual Meeting of Stockholders will be held at the Company's
Headquarters at 8285 Tournament Drive, Suite 150,
Memphis, TN 38125,
10:00 a.m. local time,
May 12, 2000.

Common Stock
Mueller common stock is traded on the NYSE, Symbol MLI.

Form 10-K
Copies of the Company's Annual Report on Form 10-K are available upon written request:
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150 Memphis, TN 38125
Attention: Investor Relations

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
2 Broadway
New York, NY 10004

Stockholder Inquiries
To notify the Company of address changes or lost certificates, stockholders can call
Continental Stock Transfer &
Trust Co. at (212) 509-4000.