Form 10-K, Exhibit 13
period 2000-12-30
MUELLER INDUSTRIES INC
filed 2001-03-26
CIK 89439

                            MUELLER INDUSTRIES, INC.
                               2000 ANNUAL REPORT


Looking Ahead


     Mueller Industries, Inc. (NYSE:MLI) is America's leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Ranked among the top 50 of all North American metals companies, Mueller's operations are located throughout the United States and in Mexico, Canada, France, and the United Kingdom. The Company also owns a short line railroad in Utah.

     One commentator recently had this to say about Mueller: "Following a long period of heavy reinvestment, current management has clearly established Mueller as the industry's low-cost producer. Management is capitalizing on its strengths to increase customer service and has become a key supplier to virtually all major distributors."


CONTENTS

 Financial Highlights                                              2

 Letter to Stockholders, Customers, and Employees                  4

 Ten-Year Review                                                   8

 Standard Products Division                                       11

 Industrial Products Division                                     12

 Company Overview                                                 13

 Financial Review                                                 15

 Corporate Information                                            54

MUELLER INDUSTRIES, INC.
Financial Highlights
(Dollars in thousands, except per share data)

                                                    2000          1999        1998        1997        1996
Summary of Operations

Net sales                                      $ 1,206,168   $ 1,168,744   $ 929,391   $ 888,997   $ 718,312

Product shipments
   (in millions of pounds)                           785.9         815.2       644.6       545.3       447.0

Net income                                     $    92,690   $    99,279   $  75,445   $  69,770   $  61,173

Diluted earnings per share                     $      2.43   $      2.51   $    1.90   $    1.78   $    1.57

Significant Year-End Data

Cash and cash equivalents                      $   100,268   $   149,454   $  80,568   $  69,978   $  96,956

Ratio of current assets to current liabilities    3.4 to 1      2.9 to 1    2.7 to 1    3.1 to 1    3.5 to 1

Long-term debt (including current portion)     $   106,884   $   149,870   $ 194,549   $  72,093   $  59,650

Debt as a percent of total capitalization            14.8%         20.8%       27.9%       14.7%       14.6%

Stockholders' equity                           $   614,105   $   569,430   $ 502,122   $ 418,040   $ 348,082

Book value per share                           $     18.41   $     16.31   $   14.02   $   11.94   $    9.98

Capital expenditures                           $    63,458   $    40,115   $  55,440   $  36,865   $  18,868



In The Year 2000:

* "American Metal Market" magazine ranked Mueller number one among all North American metals companies for return on assets.

* Mueller posted its ninth consecutive year of increased operating income, and set a new Company record for pretax earnings.

* The Company reduced its long-term debt by 29 percent from 1999 levels, and restructured its bank credit facility to reduce its borrowing rate on funded debt by 85 basis points.

* Mueller's debt-to-total capitalization improved more than 25 percent, dropping from 20.8 percent in 1999 to 14.8 percent.

For additional information, see the Ten-Year Review on page 8.



Industry Accolades

     The year 2000 was a year of accolades for Mueller Industries, Inc. For the first time in its history, the firm moved into the ranks of the "Fortune" 1000. It was chosen by "Forbes" magazine for its "Platinum 400", a list of, as "Forbes" puts it, "exceptional big corporations that pass a stringent set of hurdles measuring both long and short-term growth and profitability." Mueller was also recognized by "CFO" magazine as one of the top four firms in the metals industry for tax efficiency, and ranked number one in return on assets in the industry trade journal "American Metal Market". In light of all these accomplishments, it was no surprise when, in early 2001, Mueller President and CEO Bill O'Hagan was named "Copper Man of the Year" by the Copper Club, an international industry association.

LETTER TO STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller achieved many important goals in the year 2000, which will result in opportunities for growth and profit enhancement in the years ahead.

     Net sales totaled $1.21 billion in 2000, up from $1.17 billion in 1999. Net income was $92.7 million in 2000 compared with $99.3 million in 1999. Net income in 2000 was affected by a significant rise in the tax rate applicable to Mueller's earnings, from 31.9 percent in 1999 to 36.9 percent in 2000. The tax rate increase was due primarily to having recognized the majority of various historical tax benefits in prior years. Income before income taxes increased in 2000 to $146.9 million compared with $145.7 million in 1999.

     The year 2000 began strongly, and in the first two quarters, Mueller achieved record results in virtually every category: net sales, operating income, net income, and earnings per share. In the second half of the year business slowed, reflecting the reduced momentum in the economy as a whole. An added factor in the latter half of the year was the increase in raw material and energy costs, which affected our margins. Nonetheless, Mueller set a record for operating income and pretax earnings in 2000, and enjoyed a solid and productive year.


U.S. Copper Tube Business Had an Excellent Year

     Our major initiative in 2000 was to complete a capital improvement program at our copper tube mill in Wynne, Arkansas. This program, budgeted at $24 million, had the objective of reducing the mill's conversion costs to a world-class level, by installing state-of-the-art extrusion and finishing equipment. We are pleased to report that the program was completed on time and under budget.

     Our new copper refining and casting facility located in Fulton, Mississippi operated very well during the year. This facility gives Mueller the flexibility of using the most economical mix of copper scrap and copper cathode. During the year the price differential between scrap and cathode was a favorable factor in reducing the impact of higher metal costs.

     Overall, our U.S. copper tube business had a strong year as demand for tube remained high and margins were satisfactory. Also, Mueller's copper tube line sets business had an outstanding year with record sales and profits.


Fittings Business Had A Solid Year

     Our copper and plastic fittings business in 2000 fell shy of the results achieved in 1999. Pounds of product sold and shipped declined slightly and profit margins also declined, more so in plastic than in copper fittings.

     Good progress was made in upgrading our distribution systems and integrating our supporting information systems. Also, we made substantial investments to improve our cold-header operations, including the installation of a new copper rod upcaster. In 2001, we expect to make additional investments in the fittings business to further reduce costs and improve efficiencies. We believe our fittings manufacturing operations are currently among the best in the world.


European Modernization Plan to be Completed in 2001

     Mueller's European copper tube business operated at a loss in 2000, although the loss decreased from the prior year. Obviously, we are not satisfied with these results and have taken initiatives to improve this situation. In 2000, Mueller launched a $40 million capital program to significantly reduce conversion costs at our Bilston, England copper tube facility. The program includes increasing casting capacity, and installing a new extrusion press (similar to the presses used in our U.S. tube operations) and drawing equipment. We expect to complete this project by the end of 2001. The benefits from this program should commence soon thereafter. We are confident that the European copper tube market will be a rewarding venue for Mueller when our conversion costs are reduced to planned levels.


Highlights of Industrial Products

     Industrial products operating earnings increased about 2 percent in 2000 compared with 1999. Sales increased 4.2 percent due to the acquisition of two small companies.

     In our principal industrial products business, brass rod, competitive pressures increased as the year progressed. This adversely affected margins. Much the same can be said of our other businesses in the industrial sector. Nonetheless, the Industrial Products Division achieved the best earnings result in its history.

     During the year, we made substantial progress in the installation of a new horizontal continuous caster in our Port Huron, Michigan brass rod plant. Additional improvements will be made to drawing equipment and similar processes in 2001. In addition, a new automated lube system was added to our aluminum impacts plant in Marysville, Michigan. These investments continue to drive down our manufacturing costs.


Other Developments

     B&K, our subsidiary that imports and distributes residential and commercial plumbing products, had a challenging year in 2000. Customer service was affected by the introduction of a new information system, and profit margins generally declined from the levels of a year ago. We believe these factors are now behind us and look forward to B&K making progress in 2001.

     Utah Railway's operating income increased by 10 percent in 2000, but the closure of a large customer's coal mine late in the year reduced fourth quarter earnings. We are endeavoring to secure replacement business.

Stock Repurchase Program

     Since Mueller's stock repurchase program commenced in October 1999, the company has acquired 2.3 million shares at an average price of $26.98 per share. The Board of Directors has authorized the repurchase of a total of 10 million shares, subject to management's discretion. There is no assurance that additional shares will be repurchased since such decisions are based on competing alternate uses of available funds.


Mueller's Financial Position is Strong

     We have always placed a high priority on maintaining a strong balance sheet. A strong balance sheet is our best defense and it is our best offense.

     We ended 2000 with $100.3 million in cash and a low 14.8 percent debt-to-total capitalization ratio. Our current ratio is an excellent 3.4 to 1. Cash flow continues to be strong and we are capable of funding our capital improvement programs and our share buy-back program from internal sources.

     Moreover, toward year-end Mueller restructured and increased its bank credit facility to $200 million. By doing so, we reduced our borrowing rate on funded debt by 85 basis points. The terms of this credit facility are comparable to a single A credit rating which reflects the underlying strength of our financial position.


Business Outlook for 2001

     The economic indicators for the housing and construction market are more difficult to assess today than at any time in the past 10 years.

     The single most important indicator, interest rates, has recently declined and it is likely that the Federal Reserve Bank will continue to ease interest rates. Thirty-year mortgage rates have also declined from a high of 8.7 percent in May 2000, to less than 7.0 percent recently. This should provide a strong stimulus to the housing market as it makes purchasing a home more affordable. In addition, the supply of unsold new homes is at a near record low.

     On the other hand, the growth rate of the U.S. economy has clearly slowed and there is ample evidence of cutbacks in manufacturing and retail activity. Consumer confidence has declined. And imports have been attracted by the strength of the U.S. dollar.

     So far, we see only a modest drop in demand for housing, but we are alert to the changing economic circumstances and are prepared financially and operationally to make adjustments, as needed.

     That being said, we are cautiously optimistic about 2001. Even an economic slowdown has its benefits in terms of added opportunities to find fairly priced acquisitions and to fine tune our operations. We believe that Mueller will emerge from any economic slowdown stronger than ever before.

In Closing, A Word of Thanks

     This past summer, Robert J. Pasquarelli resigned as a director, and accepted the position of Vice President and General Manager of our European operations. We thank him for his 10 years of service as a director, and we are excited that he has joined our management team. We believe his 30 years of experience in the metals industry will be of great value to our company.

     Mr. Gary S. Gladstein, a CPA with broad experience in financial markets, was appointed a director in June 2000. Mr. Gladstein has also been appointed Chairman of Mueller's Audit Committee. He previously served as a director from 1990 to 1994.

     Mueller is also fortunate to have attracted and retained employees who are talented, dedicated, and enthusiastic. Our successes are due to their efforts.


Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer

March 16, 2001

[PHOTO]
Harvey L. Karp, Chairman of the Board, and William D. O'Hagan,
President and Chief Executive Officer

MUELLER INDUSTRIES, INC.
Ten-Year Review
Selected Financial Data
(Dollars in thousands, except per share data)

                                             5-YEAR
                                            COMPOUND
                                             GROWTH          2000           1999         1998         1997         1996
INCOME STATEMENT DATA

Net sales                                               $ 1,206,168    $ 1,168,744    $ 929,391    $ 888,997    $ 718,312
Cost of goods sold                                          925,311        886,531      720,293      704,801      554,570
                                                         ----------     ----------     --------     --------     --------
Gross profit                                  16.8%         280,857        282,213      209,098      184,196      163,742
Depreciation and amortization                                37,457         36,986       24,899       20,998       18,472
Selling, general, and administrative expense                 94,754         97,301       75,390       63,489       54,808
                                                         ----------     ----------     --------     --------     --------
Operating income                              18.4%         148,646        147,926      108,809       99,709       90,462
Interest expense                                             (9,287)       (11,681)      (5,839)      (4,968)      (5,346)
Environmental reserves                                       (2,049)             -       (2,133)      (3,100)      (2,045)
Other income, net                                             9,603          9,464        8,503        9,180        5,341
                                                         ----------     ----------     --------     --------     --------
Income before income taxes                    17.9%         146,913        145,709      109,340      100,821       88,412
Income tax expense                                          (54,223)       (46,430)     (33,895)     (31,051)     (27,239)
                                                         ----------     ----------     --------     --------     --------
Net income                                    15.7%     $    92,690    $    99,279    $  75,445    $  69,770    $  61,173
                                                         ==========     ==========     ========     ========     ========

Adjusted weighted average shares (000)                       38,096         39,605       39,644       39,250       38,993

Diluted earnings per share                              $      2.43    $      2.51    $    1.90    $    1.78    $    1.57
                                                         ==========     ==========     ========     ========     ========

BALANCE SHEET DATA

Cash and cash equivalents                               $   100,268    $   149,454    $  80,568    $  69,978    $  96,956
Current assets                                              405,171        440,746      382,324      309,051      274,712
Working capital                                             287,322        287,685      239,750      208,494      195,756
Total assets                                                910,276        904,080      874,694      610,776      509,357
Current liabilities                                         117,849        153,061      142,574      100,557       78,956
Debt                                                        106,884        149,870      194,549       72,093       59,650
Stockholders' equity                                        614,105        569,430      502,122      418,040      348,082

SELECTED OPERATING DATA

Cash provided by operations                   16.6%     $   118,474    $   164,755    $ 102,681    $  52,930    $  78,700
Capital expenditures                                    $    63,458    $    40,115    $  55,440    $  36,865    $  18,868
Number of employees                                           4,291          4,356        4,788        3,378        2,339
Current ratio                                              3.4 to 1       2.9 to 1     2.7 to 1     3.1 to 1     3.5 to 1
Return on average equity                                      15.7%          18.5%        16.4%        18.2%        19.3%
Debt to total capitalization                                  14.8%          20.8%        27.9%        14.7%        14.6%
Outstanding shares (000)                                     33,358         34,919       35,808       35,017       34,870
Book value per share                                    $     18.41    $     16.31    $   14.02    $   11.94    $    9.98
                                                         ==========     ==========     ========     ========     ========

                                      -8

MUELLER INDUSTRIES, INC.
Ten-Year Review (continued)
Selected Financial Data
(Dollars in thousands, except per share data)

                                                   1995           1994         1993         1992         1991
INCOME STATEMENT DATA

Net sales                                     $ 678,838    $ 550,003    $ 501,885    $ 517,339    $ 441,431
Cost of goods sold                              549,884      448,467      403,775      429,707      388,863
                                               --------     --------     --------     --------     --------
Gross profit                                    128,954      101,536       98,110       87,632       52,568
Depreciation and amortization                    15,452       12,689       14,160       12,505       13,294
Selling, general, and administrative expense     49,491       44,895       45,923       45,809       40,912
                                               --------     --------     --------     --------     --------
Operating income                                 64,011       43,952       38,027       29,318       (1,638)
Interest expense                                 (4,168)      (6,718)      (5,759)      (5,694)      (6,114)
Environmental reserves                           (1,421)      (2,914)      (1,060)           -       (2,700)
Other income, net                                 6,127        6,504        2,235          675      (39,283)
                                               --------     --------     --------     --------     --------
Income before income taxes                       64,549       40,824       33,443       24,299      (49,735)
Income tax expense                              (19,726)     (12,898)     (12,307)      (7,633)       5,994
                                               --------     --------     --------     --------     --------
Net income                                    $  44,823    $  27,926    $  21,136    $  16,666    $ (43,741)
                                               ========     ========     ========     ========     ========

Adjusted weighted average shares (000)           38,298       39,560       41,772       40,220       38,984
Diluted earnings per share                    $    1.17    $    0.71    $    0.51    $    0.41    $   (1.12)
                                               ========     ========     ========     ========     ========


BALANCE SHEET DATA

Cash and cash equivalents                     $  48,357    $  34,492    $  77,336    $  44,459    $   7,541
Current assets                                  211,038      183,551      194,411      182,381      152,108
Working capital                                 143,154      116,330      146,981      120,855       62,625
Total assets                                    450,835      430,755      369,743      372,547      334,786
Current liabilities                              67,884       67,221       47,430       61,526       89,483
Debt                                             75,902       94,736       62,711       69,477       67,410
Stockholders' equity                            285,875      241,948      222,114      204,421      152,609


SELECTED OPERATING DATA

Cash provided by operations                   $  54,968    $  21,963    $  50,987    $  38,714    $   5,618
Capital expenditures                          $  40,980    $  48,152    $  11,083    $  10,952    $  11,825
Number of employees                               2,274        2,256        2,010        2,055        2,452
Current ratio                                  3.1 to 1     2.7 to 1     4.1 to 1     3.0 to 1     1.7 to 1
Return on average equity                          17.0%        12.0%         9.9%         9.3%          N/A
Debt to total capitalization                      21.0%        28.1%        22.0%        25.4%        30.6%
Outstanding shares (000)                         34,699       34,796       38,333       40,000       40,000
Book value per share                          $    8.24    $    6.95    $    5.79    $   05.11    $    3.82
                                               ========     ========     ========     ========     ========


                                      -9

[GRAPH]
Net Sales

($ millions)
                 1991  1992  1993  1994  1995  1996  1997  1998  1999    2000
Net Sales       $441  $517  $502  $550  $679  $718  $889  $929  $1,169  $1,206


[GRAPH]
Net Income

($ millions)
                1991   1992  1993  1994  1995  1996  1997  1998  1999  2000
Net Income      $(44)  $17   $21   $28   $45   $61   $70   $75   $99   $93


[GRAPH]
Total Assets

($ millions)
                1991  1992  1993  1994  1995  1996  1997  1998  1999  2000
Total Assets    $335  $373  $370  $431  $451  $509  $611  $875  $904  $910


[GRAPH]
Stockholders' Equity

($ millions)
                1991  1992  1993  1994  1995  1996  1997  1998  1999  2000
Stockholders'
   Equity       $153  $204  $222  $242  $286  $348  $418  $502  $569  $614


[GRAPH]
Debt-to-Total Capitalization

                  1991  1992  1993  1994  1995  1996  1997  1998  1999  2000
Debt-to-Total
   Capitalization 30.6% 25.4% 22.0%2 28.1% 21.0% 14.6% 14.7% 27.9% 20.8% 14.8%

STANDARD PRODUCTS DIVISION

Appropriate for a year that began a new decade, a new century, and a new millennium, the year 2000 was one that pointed toward the future at Mueller Industries. And nowhere in the Company was that focus more evident than in Mueller's Standard Products Division. Net sales for the division advanced nearly 3 percent over 1999, and 41 percent ahead of net sales two years ago. Sharply higher raw materials costs in the second half of the year, including increased copper and plastic resin costs, coupled with higher energy costs, put pressure on operating margins. However, the division's operating income dipped less than 1 percent compared to the record year it posted in 1999, and still reflected a 55 percent increase over operating income two years before.


Copper Tube Mill Modernized

     More importantly, during the year the Company made significant capital investments in certain operations of the Standard Products Division, assuring its ability to remain competitive and continue to grow its share of the copper tube, copper fittings, and plastic fittings markets both in the United States and abroad. At Mueller's Wynne, Arkansas copper tube mill, some $22 million was invested in 2000 to update the extrusion, drawing, and finishing equipment employed at the mill. This project, finished on time and under budget last year, was designed to improve productivity and reduce staffing costs, as well as improve the mill's conversion costs and yield. Already the mill has reduced staff by 20 percent, and is achieving production which formerly took six to seven days in only five days. Additional benefits are expected from the Wynne mill as it completes the transition to the new equipment and processes.


Moving Forward in Europe

     In Europe, where Mueller is seeking to replicate its domestic success in plant modernization and cost reduction, the Company launched its most ambitious capital program yet. Some $40 million is being invested in Mueller's copper tube mill in Bilston, England. The Bilston project includes the installation of new casting, extrusion, and drawing equipment, and poses the challenge of operating the existing production lines while installing the new equipment. Former Mueller director, now Vice President and General Manager of European Operations, Bob Pasquarelli is directing that effort, and focusing his team on building a state-of-the-art manufacturing infrastructure from which Mueller can better penetrate the European markets.

INDUSTRIAL PRODUCTS DIVISION

     There's an ancient proverb that says a journey of a thousand miles must begin with a single step. Mueller's Industrial Products Division launched its voyage into the new century with small advances in net sales and earnings. Net sales increased 4 percent over 1999, and operating income was up 2 percent over the previous year. However, the division simultaneously initiated a number of significant steps during the year, each designed to enhance its agility in moving forward in the future.


Acquisitions Expand Product Line

     In the first half of the year, Mueller made two acquisitions to add depth and breadth to the Industrial Products Division. Micro Gauge, Inc. and its related business, Microgauge Machining, Inc., with sales in the $13-14 million range, were acquired for just over $9 million. Micro Gauge specializes in the manufacture of high volume automotive parts, and complements Mueller's impact extrusion line. By acquiring Micro Gauge, Mueller brought in-house the specialty machining capabilities that it had previously outsourced to Micro Gauge.

     The second acquisition was Propipe Technologies, Inc., a fabricator of gas train manifold systems, which was purchased for approximately $6 million. With 1999 sales in the $7-8 million range, Propipe's products augment and extend Mueller's Lincoln Brass product line, and are used by such well-known customers as Frigidaire, Trane, and Lennox. Both the Micro Gauge and Propipe acquisitions were fully assimilated in the 2000 fiscal year.


Capital Investments Enhance Productivity

     Capital investments in the Industrial Products Division last year were not limited to acquisitions. A major move forward began at the Port Huron, Michigan brass rod mill, where Mueller initiated the installation of a new horizontal continuous caster. This $10 million investment replaces higher cost technology and is expected to increase casting capacity, improve yield, and reduce conversion costs.

     Also, an automated lube line was added at the division's Marysville, Michigan plant at a cost of approximately $2 million. This addition, which lubricates parts before they are formed, has significantly improved production in Mueller's impact extrusion operation, producing, in one shift, output comparable to that of three shifts prior to installation.

     So, in its relentless quest to drive down manufacturing costs, and maximize its service to its customers by extending its product lines, upgrading distribution systems and rationalizing production, Mueller made meaningful strides in 2000. The century may have only begun, but Mueller is looking far ahead, to an even more productive future.

COMPANY OVERVIEW

Standard Products Division
  U.S. Copper Tube
   PLANTS:
      Fulton, Mississippi
      Wynne, Arkansas
      Clinton, Tennessee
   PRODUCTS AND APPLICATIONS
      Water tube, in straight lengths and coils for plumbing and construction
       Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning
       Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc.
       Line sets for controlling the flow of refrigerant gases
   CUSTOMERS
      Plumbing wholesalers, home centers, and hardware wholesalers and co-ops
       Air-conditioning and refrigeration wholesalers and OEMs
       Mueller's copper fitting plants and OEMs
       Wholesalers and OEMs
  Copper Fittings
   PLANTS
      Fulton, Mississippi
      Covington, Tennessee
      Port Huron, Michigan
      Strathroy, Ontario, Canada
   PRODUCTS AND APPLICATIONS
      Over 1,500 wrot copper elbows, tees and adapters, and assorted cast copper fittings for plumbing, heating, air-conditioning, and refrigeration
   CUSTOMERS
      Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
  Plastic Fittings
   PLANTS
      Kalamazoo, Michigan
      Cerritos, California
      Upper Sandusky, Ohio
   PRODUCTS AND APPLICATIONS
      A broad line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, in housing and commercial construction, recreational vehicles, and manufactured housing
   CUSTOMERS
      Plumbing wholesalers, home centers, hardware wholesalers and co-ops, and distributors to the manufactured housing and recreational vehicle industry
  European Copper Tube
   PLANTS
      Bilston, Great Britain
      Longueville, France
   PRODUCTS AND APPLICATIONS
      Copper tube in various lengths, diameters and hardnesses for plumbing, refrigeration, and heating
      Industrial tube for redraw, copper fittings, etc.

   CUSTOMERS
      Builders' merchants, plumbing, refrigeration, and heating wholesalers
      OEMs
Industrial Products Division
  Brass Rod
   PLANTS
      Port Huron, Michigan
   PRODUCTS AND APPLICATIONS
      A broad range of rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment
   CUSTOMERS
      OEMs, contract machining companies and distributors
  Engineered Products
   PLANTS
      Port Huron, Michigan
      Marysville, Michigan
      Brighton, Michigan
      Hartsville, Tennessee
      Jacksboro, Tennessee
      Waynesboro, Tennessee
      Middletown, Ohio
      North Wales, Pennsylvania
      Salisbury, Maryland
   PRODUCTS AND APPLICATIONS
      Brass and aluminum hot metal forgings in assorted alloys for plumbing brass, valves and fittings, and industrial machinery and equipment
      Cold-formed aluminum and copper products for automotive, industrial, and recreational components
      High volume machining of aluminum, steel , brass and cast iron, forgings, impacts, and castings for automotive applications
      Valves and custom OEM products for refrigeration and air-
       conditioning applications
      Custom valve and other metal assemblies for the gas appliance and barbecue grill markets
      Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.;
       coaxial cables
   CUSTOMERS
      OEMs
Other Businesses
  Utah Railway Company, established in 1912, hauls coal to connections with national carriers, power plants and to other destinations. Utah Railway Company also provides train switching services in Utah's central corridor.

FINANCIAL REVIEW


Overview

     Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller's plants are located throughout the United States and in Canada, France, and Great Britain. The Company also owns a short line railroad in Utah.

     The Company's businesses are managed and organized into three segments: (i) Standard Products Division (SPD); (ii) Industrial Products Division (IPD); and (iii) Other Businesses. SPD manufactures and sells copper tube, and copper and plastic fittings and valves. Outside of the United States, SPD manufactures copper tube in Europe and copper fittings in Canada. SPD sells these products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing and refrigeration markets, and to distributors to the manufactured housing and recreational vehicle industries. IPD manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. IPD sells its products primarily to original equipment manufacturers (OEMs), many of which are in the HVAC, plumbing and refrigeration markets. Other Businesses is composed primarily of Utah Railway Company. SPD and IPD account for more than 98 percent of consolidated net sales and more than 86 percent of consolidated total assets.

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

Results of Operations

2000 PERFORMANCE COMPARED WITH 1999

     Consolidated net sales in 2000 were $1,206.2 million or 3.2 percent higher than $1,168.7 million in 1999. Pounds of product sold totaled 785.9 million in 2000 or 3.6 percent less than the 815.2 million pounds sold in 1999. The decrease in pounds sold was a result of production interruptions in the first quarter and the slower economic environment in the second half of the year. Net selling prices generally fluctuate with changes in raw material prices; therefore, pounds sold is an additional measurement of the Company's performance. The COMEX average copper price in 2000 was approximately 16.4 percent higher than the 1999 average. This change impacts the Company's net sales and cost of goods sold.

     Cost of goods sold increased $38.8 million to $925.3 million in 2000. This increase is primarily attributable to higher raw material costs, mostly copper. Gross profit was 23.3 percent of net sales in 2000 compared with 24.1 percent in 1999. The decline in gross profit is attributable to lower volumes and increases in raw material and energy costs in the second half of 2000.

     Depreciation and amortization increased to $37.5 million in 2000 compared with $37.0 million in 1999. This increase was due to acquisitions in 2000 and capital expenditures in recent years.

     Selling, general, and administrative expense decreased to $94.8 million in 2000 reflecting lower volume.

     Interest expense decreased to $9.3 million in 2000 from $11.7 million in 1999. The Company capitalized interest of $1.2 million for major capital improvement projects in 2000 compared with $0.4 million in 1999. The provision for environmental reserves totaled $2.0 million in 2000 whereas none was required in 1999. Other income increased to $9.6 million in 2000 from $9.5 million in 1999.

     The Company provided $54.2 million for income taxes in 2000, of which $8.9 million was deferred. Current income tax expense of $45.3 million increased from 1999 primarily due to the 1999 realization of an ordinary loss as a consequence of the sale of natural resource property. The 36.9 percent effective tax rate for 2000, compared with the 1999 rate of 31.9 percent, reflects the Company having recognized the majority of historical tax benefits in prior years.

     The Company's employment was 4,291 at the end of 2000 compared with 4,356 at the 1999 year-end.


Standard Products Division

     Net sales by SPD were $882.4 million in 2000 compared with $858.5 million in 1999 for a 2.8 percent increase. Operating income was $128.5 million in 2000 compared with $129.1 million in 1999. Higher raw material and energy costs were factors in reducing margins and operating income. During 2000, operating income was reduced by a $2.1 million charge for expected severance and termination costs associated with our European modernization program.

Industrial Products Division

     IPD's net sales were $302.5 million in 2000 compared with $290.3 million in 1999. During 2000, the Company completed two acquisitions: (i) Micro Gauge, Inc. and a related business, Microgauge Machining, Inc., a specialized machining operation and (ii) Propipe Technologies, Inc., a fabricator of gas train manifold systems. Operating income was $30.6 million in 2000 compared with $29.9 million in 1999. Increased volume and lower manufacturing costs accounted for the profit improvement.


Other Businesses

     Utah Railway Company hauled 6.0 million tons of coal in 2000, 12.6 percent more than in 1999. During 2000, a fire occurred at one of the coal mines served by Utah Railway; future shipments will likely be impacted. Segment revenue totaled $24.7 million in 2000 compared with $22.3 million in 1999. Operating income was $3.4 million in 2000 compared with $3.3 million in 1999.


1999 PERFORMANCE COMPARED WITH 1998

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

     During 1998, the Company completed three acquisitions: (i) Halstead Industries, Inc. (Halstead), which operates a copper tube mill in Wynne, Arkansas and a line sets factory in Clinton, Tennessee; (ii) B&K Industries, Inc. (B&K), based in Elk Grove Village, Illinois, a significant importer and distributor of residential and commercial plumbing products in the United States that sells through all major distribution channels including hardware co-ops, home centers, plumbing wholesalers, hardware wholesalers, OEMs, and manufactured housing wholesalers; and (iii) Lincoln Brass Works, Inc., which produces custom valve assemblies, custom metal assemblies, gas delivery systems, and tubular products, primarily for the gas appliance market, at two manufacturing facilities in Tennessee.

     Businesses acquired in 1998 accounted for approximately $341.8 million of the Company's 1999 net sales and those acquired in 1997 added approximately $148.8 million. The Halstead acquisition was completed in the fourth quarter of 1998 and the other two acquisitions were completed in the third quarter of 1998. Core product lines that existed prior to the 1998 acquisitions accounted for the balance of the Company's 1999 growth.

     Cost of goods sold increased $166.2 million, to $886.5 million in 1999. This increase was primarily attributable to acquisitions and higher sales of core products. Gross profit was 24.1 percent of net sales in 1999 compared with 22.5 percent in 1998 and cost of sales improved accordingly. This improvement resulted from lower manufacturing costs, continued higher yields from production, reduced metal costs, and improved spreads in certain products, particularly copper tube.

     Depreciation and amortization increased to $37.0 million in 1999 compared with $24.9 million in 1998. This increase was due to 1998 acquisitions and capital expenditures in recent years, which totaled $40.1 million in 1999 and $55.4 million in 1998.

     Selling, general, and administrative expense increased to $97.3 million in 1999. When measured on a basis of cost per pound of product sold, these expenses averaged 11.9 cents a pound in 1999 and 11.7 cents a pound in 1998. Approximately 66 percent of the $21.9 million increase was attributable to businesses acquired in 1998.

     Interest expense increased to $11.7 million in 1999 from $5.8 million in 1998. The 1999 increase resulted primarily from funds borrowed in the fourth quarter of 1998 to purchase Halstead and from certain debt assumed by the Company in the acquisition of B&K. The Company capitalized interest of $0.4 million for major capital improvement projects in 1999 compared with $0.8 million in 1998. The provision for environmental reserves totaled $2.1 million in 1998 whereas none was required in 1999. Other income increased to $9.5 million in 1999 from $8.5 million in 1998.

     The Company provided $46.4 million for income taxes in 1999, of which $31.3 million was deferred. Current income tax expense of $15.1 million decreased from 1998 primarily due to realization of an ordinary loss of approximately $70 million as a consequence of the sale of Alaska Gold Company, offset by increased taxable income. The 31.9 percent effective tax rate for 1999, which is comparable to the 1998 rate of 31.0 percent, reflects the recognition of certain tax attributes discussed in Note 6 and certain favorable state tax credits, including IRB financings.

     The Company's employment was 4,356 at the end of 1999 compared with 4,788 at the 1998 year-end.


Standard Products Division

     Net sales by SPD were $858.5 million in 1999 compared with $624.4 million in 1998 for a 37 percent increase. Operating income was $129.1 million in 1999 compared with $83.0 million in 1998. The profit improvement resulted from increased volume, lower manufacturing costs, and improved spreads in certain products, particularly copper tube.


Industrial Products Division

     IPD's net sales were $290.3 million in 1999 compared with $274.6 million in 1998. Due to the lower cost of raw materials, the average selling price for finished product was approximately 7 percent lower in 1999 compared with 1998 levels. Operating income was $29.9 million in 1999 compared with $28.3 million in 1998. Increased volume and lower manufacturing costs accounted for the profit improvement.

Other Businesses

     Utah Railway Company hauled 5.3 million tons of coal in 1999, slightly less than in 1998. Revenue totaled $22.1 million in 1999 compared with $23.5 million in 1998. This decrease was due to production interruptions caused by a fire at one of the coal mines served by Utah Railway Company. Alaska Gold Company's net sales were $0.2 million in 1999 compared with $8.2 million in 1998. On April 26, 1999, the Company sold 100 percent of its interest in Alaska Gold Company.


Liquidity and Capital Resources

     The Company's cash and cash equivalents balance decreased to $100.3 million at year-end. Major components of the 2000 change included $118.5 million of cash provided by operating activities, $78.0 million of cash used in investing activities and $88.7 million of cash used in financing activities.

     Net income of $92.7 million in 2000 was the primary component of cash provided by operating activities. Depreciation and amortization of $37.5 million and deferred income taxes of $8.9 million were the primary non-cash adjustments. Major changes in working capital included a $15.9 million decrease in receivables, a $22.8 million increase in inventories, and a $11.6 million decrease in current and other liabilities.

     The major components of net cash used in investing activities during 2000 included $63.5 million for capital expenditures and $15.2 million for business acquisitions. Capital expenditures were primarily related to improvements in manufacturing processes.

     Net cash used in financing activities totaled $88.7 million. During 2000, the Company paid $133.0 million for debt repayments offset by $90.0 million of proceeds from the issuance of long-term debt. The Company repurchased 1.9 million shares of its common stock at a cost of $48.4 million.

     In November 2000, the Company entered into a $200 million unsecured line-of-credit (Credit Facility) which expires in November 2003. At year-end, the Company had borrowings of $90.0 million against the Credit Facility, the proceeds of which were used to repay a term note. These transactions lowered the Company's borrowing rate by 85 basis points effective in early 2001. Additionally, approximately $6.1 million in letters of credit are backed by the Credit Facility at the end of 2000. At December 30, 2000, the Company's total debt was $106.9 million or 14.8 percent of its total capitalization.

     Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all of its debt covenants.

     The Company is investing $10.0 million at its Port Huron, Michigan brass rod mill, the majority of which was funded at year-end. This investment, which is expected to be completed during 2001, will increase our casting capacity, improve yield, and reduce conversion costs.

     The Company also is investing approximately $40.0 million for the modernization of its European factories. This investment will upgrade the casting, extrusion and drawing processes at these operations. The project is expected to be completed near the end of 2001.

     Management believes that cash provided by operations and currently available cash of $100.3 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio is 3.4 to 1 at December 30, 2000.

     On October 18, 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time over the next year through open market transactions or through privately negotiated transactions. During 2000, this authorization was expanded and extended to repurchase up to a total of ten million shares through October 2001. The Company will have no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 30, 2000, the Company has repurchased approximately 2.3 million shares under this authorization.


Environmental Matters

     The Company ended 2000 with total environmental reserves of approximately $9.9 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.


Market Risk

     The Company is exposed to market risk from changes in foreign exchange, interest rates, raw material costs, and energy costs. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting policies for management of market risk is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.


Interest Rates

     At December 30, 2000 and December 25, 1999, the fair value of the Company's debt was estimated at $107.1 million and $150.3 million, respectively, using yields obtained for similar types of borrowing arrangements and taking into consideration the underlying terms of the debt. Such fair value exceeded the carrying value of debt at December 30, 2000 by $0.3 million and at December 25, 1999 by $0.4 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounted to $0.2 million at December 30, 2000 and $0.4 million at December 25, 1999.

     The Company had $90.5 million of variable-rate debt outstanding at December 30, 2000 and $119.0 million at December 25, 1999. At these borrowing levels, a hypothetical 10 percent increase in interest rates would have had an unfavorable impact on the Company's pretax earnings and cash flows of $0.6 million in 2000 and $0.8 million in 1999. The primary interest rate exposure on floating-rate debt is based on LIBOR.


Foreign Currency Exchange Rates

     Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed-rate contracts to hedge such transactional exposures. At year-end, the Company held open forward contracts to deliver the equivalent of approximately $1.6 million in other currencies. Gains and losses with respect to these positions are reflected in earnings upon completion of the transaction.

     The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, the French franc, and the Mexican peso. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment, excluding U.S. dollar denominated loans and advances, in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $6.1 million at December 30, 2000 and $16.5 million at December 25, 1999. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 30, 2000 and December 25, 1999 amounted to $4.5 million and $3.5 million, respectively. This change would be reflected in the equity section of the Company's Consolidated Balance Sheet.


Cost of Raw Materials and Energy

     Copper and brass represent the largest components of the Company's variable cost of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of metal, to the extent not reflected in prices for the Company's finished products, could materially and adversely affect the Company's business, results of operations and financial condition.

     The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize futures or option contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize futures or option contracts to manage price risk associated with inventory. The total amount of such contracts was approximately 0.5 million pounds at December 30, 2000 and includes varying maturity dates in 2001. Gains or losses with respect to these positions are reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory.

     Futures contracts may also be used to manage price risk associated with natural gas purchases. Gains and losses with respect to these positions are reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. At year-end, the Company held open hedge forward contracts to purchase approximately $2.8 million of natural gas over the next 18 months.


Recently Issued Accounting Standards

     During 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to the Company's fiscal year 2001. Additionally, in June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No. 138), which amends SFAS No. 133 and must be adopted concurrently with the Company's adoption of SFAS No. 133. The adoption of SFAS No. 133 and SFAS No. 138 will not have a significant effect on earnings or the financial position of the Company.


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

     Such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending;
(ii) a strong domestic housing industry environment; (iii) fluctuations in commodity prices (including prices of copper and other raw materials); (iv) competitive factors and competitor responses to Mueller initiatives; (v) successful implementation and completion of major capital projects; (vi) stability of government laws and regulations, including taxes; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

Mueller Industries, Inc.
Consolidated Statements of Income
Years Ended December 30, 2000, December 25, 1999, and December 26, 1998

(In thousands, except per share data)
                                            2000        1999         1998
Net sales                               $ 1,206,168  $ 1,168,744    $ 929,391

Cost of goods sold                          925,311      886,531      720,293
                                         ----------     --------     --------
Gross profit                                280,857      282,213      209,098

Depreciation and amortization                37,457       36,986       24,899
Selling, general, and administrative
   expense                                   94,754       97,301       75,390
                                         ----------     --------     --------
Operating income                            148,646      147,926      108,809

Interest expense                             (9,287)     (11,681)      (5,839)
Environmental reserves                       (2,049)           -       (2,133)
Other income, net                             9,603        9,464        8,503
                                         ----------     --------     --------
Income before income taxes                  146,913      145,709      109,340
Income tax expense                          (54,223)     (46,430)     (33,895)
                                         ----------     --------     --------
Net income                              $    92,690    $  99,279    $  75,445
                                         ==========     ========     ========

Weighted average shares for basic
   earnings per share                        34,305       35,594       35,452
Effect of dilutive stock options              3,791        4,011        4,192
                                         ----------     --------     --------
Adjusted weighted average shares for
   diluted earnings per share                38,096       39,605       39,644
                                         ----------     --------     --------
Basic earnings per share                $      2.70    $    2.79    $    2.13
                                         ==========     ========     ========
Diluted earnings per share              $      2.43    $    2.51    $    1.90
                                         ==========     ========     ========



See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets
As of December 30, 2000 and December 25, 1999

(In thousands)
                                                       2000           1999
Assets
Current assets
   Cash and cash equivalents                         $ 100,268      $ 149,454

   Accounts receivable, less allowance for doubtful
      accounts of $5,612 in 2000 and $5,367 in 1999    152,157        167,858

   Inventories                                         142,325        119,644

   Current deferred income taxes                         4,101              -

   Other current assets                                  6,320          3,790
                                                      --------       --------
Total current assets                                   405,171        440,746

Property, plant, and equipment, net                    379,885        347,846

Goodwill, net                                          102,673         94,530

Other assets                                            22,547         20,958
                                                      --------       --------
Total Assets                                         $ 910,276      $ 904,080
                                                      ========       ========



See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets (continued)
As of December 30, 2000 and December 25, 1999

(In thousands, except share data)

                                                       2000           1999
Liabilities and Stockholders' Equity
Current liabilities
   Current portion of long-term debt                 $   5,909      $  31,012
   Accounts payable                                     43,733         49,958
   Accrued wages and other employee costs               26,994         30,182
   Other current liabilities                            41,213         41,909
                                                      --------       --------
Total current liabilities                              117,849        153,061

Long-term debt, less current portion                   100,975        118,858
Pension liabilities                                      5,688          6,624
Postretirement benefits other than pensions              8,485          6,967
Environmental reserves                                   9,862         12,965
Deferred income taxes                                   39,362         24,275
Other noncurrent liabilities                            13,653         11,546
                                                      --------       --------
Total liabilities                                      295,874        334,296
                                                      --------       --------

Minority interest in subsidiaries                          297            354

Stockholders' equity
   Preferred stock - shares authorized 4,985,000;
      none outstanding                                       -              -

   Series A junior participating preferred stock -
      $1.00 par value; shares authorized 15,000;
      none outstanding                                       -              -

   Common stock - $.01 par value; shares authorized
      100,000,000; issued 40,091,502 in 2000 and
      1999; outstanding 33,358,061
      in 2000 and 34,918,646 in 1999                       401            401

   Additional paid-in capital, common                  260,979        259,977
   Retained earnings                                   465,167        372,477
   Cumulative translation adjustments                  (11,826)        (8,112)
   Treasury common stock, at cost                     (100,616)       (55,313)
                                                      --------       --------
Total stockholders' equity                             614,105        569,430
                                                      --------       --------
Commitments and contingencies                                -              -
                                                      --------       --------
Total Liabilities and Stockholders' Equity           $ 910,276      $ 904,080
                                                      ========       ========

See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Cash Flows
Years Ended December 30, 2000, December 25, 1999, and December 26, 1998

(In thousands)
                                            2000         1999         1998
Operating activities:
Net income                                $  92,690    $  99,279    $  75,445
Reconciliation of net income to net cash
  provided by operating activities:
   Depreciation                              32,601       31,130       24,076
   Amortization                               4,856        5,856          823
   Provision for doubtful accounts
     receivable                                 663        1,503          556
   Minority interest in subsidiaries,
     net of dividend paid                       (57)           -         (337)
   Deferred income taxes                      8,912       31,257        4,870
   Income tax benefit from exercise
     of stock options                         1,402            -        3,771
   Gain on disposal of properties              (413)      (1,847)      (2,156)
   Changes in assets and liabilities, net
     of businesses acquired:
      Receivables                            15,862      (15,339)      12,973
      Inventories                           (22,835)      12,992       (4,875)
      Other assets                              621       14,973       (3,219)
      Current liabilities                   (11,597)         622       (6,016)
      Other liabilities                         (43)     (14,657)      (3,165)
      Other, net                             (4,188)      (1,014)         (65)
                                           --------     --------     --------
Net cash provided by operating activities   118,474      164,755      102,681
                                           --------     --------     --------

Investing activities:
Acquisition of businesses                   (15,245)        (675)    (158,514)
Capital expenditures                        (63,458)     (40,115)     (55,440)
Proceeds from sales of properties               683        7,137        2,559
Escrowed IRB proceeds                             -        6,022       14,739
Note receivable                                   -        4,484       (4,484)
                                           --------     --------     --------
Net cash used in investing activities       (78,020)     (23,147)    (201,140)
                                           --------     --------     --------

Financing activities:
Proceeds from issuance of long-term debt     90,000      125,000            -
Repayments of long-term debt               (132,986)     (29,819)     (19,396)
Proceeds from the sale of treasury stock      2,708        1,093        3,513
Acquisition of treasury stock               (48,411)     (29,669)           -
Net (repayments) borrowings on lines
  of credit                                       -     (139,840)     125,451
                                           --------     --------     --------
Net cash (used in) provided by
  financing activities                      (88,689)     (73,235)     109,568
                                           --------     --------     --------

See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Cash Flows (continued)
Years Ended December 30, 2000, December 25, 1999, and December 26, 1998

(In thousands)
                                            2000         1999         1998
Effect of exchange rate changes on cash        (951)         513         (519)
                                           --------     --------     --------
(Decrease) increase in cash and
  cash equivalents                          (49,186)      68,886       10,590
Cash and cash equivalents at the
  beginning of the year                     149,454       80,568       69,978
                                           --------     --------     --------
Cash and cash equivalents at the
  end of the year                         $ 100,268    $ 149,454    $  80,568
                                           ========     ========     ========


For supplemental disclosures of cash flow information, see
Notes 1, 4, 6, and 12.
See accompanying notes to consolidated financial statements.


































                                      -28

Mueller Industries, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 30, 2000, December 25, 1999, and December 26, 1998 (In thousands)

                                    Common Stock       Additional                  Cumulative     Treasury Stock
                                 Number                Paid-In     Retained        Translation   Number
                                 of Shares   Amount    Capital     Earnings        Adjustments   of Shares  Cost      Total
Balance, December 27, 1997        40,000     $ 200     $ 253,928   $ 197,753       $  (3,232)     4,982   $ (30,609)  $ 418,040
Comprehensive income:
Net income                             -         -             -      75,445               -          -           -      75,445
Other comprehensive income:
  Foreign currency translation         -         -             -           -             (85)         -           -         (85)
                                                                                                                       --------
Comprehensive income                                                                                                     75,360
Issuance of shares under
  incentive stock option plan          -         -          (765)          -               -       (698)      4,278       3,513
Par value of shares issued in
  connection with a two-for-
  one stock split                      -       200          (200)          -               -          -           -           -
Issuance of shares for
  business acquisition                92         1         2,837           -               -          -           -       2,838
Note receivable from officer           -         -        (1,400)          -               -          -           -      (1,400)
Tax benefit related to
  employee stock options               -         -         3,771           -               -          -           -       3,771
                                 -------       ---       -------     -------         -------     ------     -------    --------
Balance, December 26, 1998        40,092       401       258,171     273,198          (3,317)     4,284     (26,331)    502,122
Comprehensive income:
Net income                             -         -             -      99,279               -          -           -      99,279
Other comprehensive income:
  Foreign currency translation         -         -             -           -          (4,795)      -           -         (4,795)
                                                                                                                       --------
Comprehensive income                                                                                                     94,484
Issuance of shares under
  incentive stock option plan          -         -           406           -               -       (115)        687       1,093
Repurchase of common stock             -         -             -           -               -      1,004     (29,669)    (29,669)
Proceeds from payment on
  note receivable from officer         -         -         1,400           -               -          -           -       1,400
                                 -------       ---       -------     -------         -------     ------     -------    --------
Balance, December 25, 1999        40,092       401       259,977     372,477          (8,112)     5,173     (55,313)    569,430
Comprehensive income:
Net income                             -         -             -      92,690               -          -           -      92,690
Other comprehensive income:
  Foreign currency translation         -         -             -           -          (3,714)      -           -         (3,714)
                                                                                                                       --------
Comprehensive income                                                                                                     88,976
Issuance of shares under
  incentive stock option plan          -         -          (400)          -               -       (295)      3,108       2,708
Repurchase of common stock             -         -             -           -               -      1,856     (48,411)    (48,411)
Tax benefit related to
  employee stock options               -         -         1,402           -               -          -           -       1,402
                                 -------       ---       -------     -------         -------     ------     -------    --------
Balance, December 30, 2000        40,092     $ 401     $ 260,979   $ 465,167       $ (11,826)     6,734   $(100,616)  $ 614,105
                                 =======       ===       =======     =======         =======     ======     =======    ========
See accompanying notes to consolidated financial statements.

                                      -29

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

     The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. During 2000, the Company operated 22 factories in eight states, Canada, Great Britain, and France and had distribution facilities nationwide and sales representation worldwide. The Company also operates a short line railroad through its subsidiary, Utah Railway Company.


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


Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment.


Intangible Assets

     The excess of the cost over the fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 20 to 25 years. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. Accumulated amortization as of December 30, 2000 and December 25, 1999 was $12.6 million and $7.7 million, respectively. The Company continually evaluates the carrying value of long-lived assets. Any impairments would be recognized when the expected future undiscounted cash flows derived from such long-lived assets are less than their carrying value.

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


Earnings Per Share

     Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.


Income Taxes

     The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".


Cash Equivalents

     Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 30, 2000 and December 25, 1999, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities which totaled $105.3 million and $157.0 million, respectively. These carrying amounts approximated fair value.


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

     Forward fixed-price arrangements may be entered into with certain customers. The Company may utilize futures or option contracts to hedge risks associated with forward fixed-price arrangements. Also, the Company may utilize futures or option contracts to manage price risk associated with inventory. Gains or losses with respect to these positions are reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open hedge forward contracts to deliver approximately $0.4 million of copper.

     Futures contracts may also be used to manage price risk associated with natural gas purchases. Gains and losses with respect to these positions are reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. At year-end, the Company held open hedge forward contracts to purchase approximately $2.8 million of natural gas over the next 18 months.

     The Company's sales are principally denominated and collected in the U.S. dollar. Certain sales are collected in other currencies. The market risk regarding currency exchange rate fluctuations may be hedged using forward contracts. At year-end, the Company held open forward contracts to deliver the equivalent of approximately $1.6 million in other currencies. Gains and losses with respect to these positions are reflected in earnings upon collection of receivables.


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


Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

     During 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to the Company's fiscal year 2001. Additionally, in June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No. 138), which amends SFAS No. 133 and must be adopted concurrently with the Company's adoption of SFAS No. 133. The adoption of SFAS No. 133 and SFAS No. 138 will not have a significant effect on earnings or the financial position of the Company.


Reclassifications

     Certain amounts in the 1999 and 1998 consolidated financial statements have been reclassifed to conform to the 2000 presentation.


Note 2 - Inventories

(In thousands)
                                                       2000           1999
Raw material and supplies                            $  25,073      $  28,337
Work-in-process                                         30,395         14,423
Finished goods                                          86,857         76,884
                                                      --------       --------
Inventories                                          $ 142,325      $ 119,644
                                                      ========       ========

     Inventories valued using the LIFO method totaled $37.3 million at December 30, 2000 and $29.0 million at December 25, 1999. The approximate FIFO cost of such inventories was $39.9 million at December 30, 2000 and $29.9 million at December 25, 1999.

Note 3 - Property, Plant, and Equipment, Net

(In thousands)
                                                       2000           1999
Land and land improvements                           $   9,162      $   8,495
Buildings                                               73,268         70,996
Machinery and equipment                                419,290        383,164
Construction in progress                                47,552         25,817
                                                      --------       --------
                                                       549,272        488,472
Less accumulated depreciation                         (169,387)      (140,626)
                                                      --------       --------
Property, plant, and equipment, net                  $ 379,885      $ 347,846
                                                      ========       ========


Note 4 - Long-Term Debt

(In thousands)
                                                       2000           1999

Line-of-credit at floating rate,
   matures November 2003                             $  90,000      $       -
Floating rate unsecured notes,
   due through 2003                                          -        118,421
8.38% Unsecured note payable,
   due through 2000                                          -          3,571
7.54% Unsecured note payable,
   due through 2000                                          -          1,000
1993 Series IRBs with interest at
   6.95%, due 2000                                           -          2,857
1994 Series IRBs with interest at
  8.825%, due through 2001                               1,286          3,857
1997 Series IRBs with interest at
   7.39%, due through 2014                              13,625         17,125
1997 Series IRBs with interest at
   7.31%, due through 2009                               1,005          1,465
Other, including capitalized
   lease obligations                                       968          1,574
                                                      --------       --------
                                                       106,884        149,870
Less current portion of long-term debt                  (5,909)       (31,012)
                                                      --------       --------
Long-term debt                                       $ 100,975      $ 118,858
                                                      ========       ========

     On November 30, 2000, the Company executed a Credit Agreement (the Agreement) with a syndicate of six banks establishing an unsecured $200 million revolving credit facility (the Credit Facility) which matures in November 2003. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) LIBOR plus a variable premium or (ii) the larger of Prime, or the Federal Funds rate plus .50 percent. LIBOR advances may be based upon the one, two, three, or six-month LIBOR. The variable premium over LIBOR is based on certain financial ratios, and can range from 25 to 40 basis points. At year-end the premium was 32.5 basis points, but dropped to 25 basis points subsequent to year-end. Additionally, a facility fee is payable quarterly on the total commitment and varies from 12.5 to 22.5 basis points based upon the Company's capitalization ratios. When funded debt is 50 percent or more of the commitment, a utilization fee is payable quarterly on the average loan balance outstanding and varies from 0 to 20 basis points based upon the capitalization ratio. Proceeds from the initial draw on the Credit Facility were used to pay off existing notes. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $6.1 million at December 30, 2000.

     Borrowings under the above Agreement require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all debt covenants.

     During fiscal 1999, the Company executed an Amended and Restated Credit Agreement (the 1999 Agreement) with its syndicate of banks, which established an unsecured, $125 million term note. Proceeds from this note paid down the $120 million balance under an existing line-of-credit. The 1999 Agreement required quarterly principal payments on the term note of approximately $3.3 million plus interest. Interest on the note was based on the 90-day LIBOR interest rate plus a premium of 110 to 130 basis points as determined by certain financial ratios. The proceeds from the initial draw on the Credit Facility and existing cash were used to pay off this term note in 2000.

     Aggregate annual maturities of the Company's debt are $5.9 million, $3.9 million, $93.5 million, $2.7 million, and $0.1 million for the years 2001 through 2005 respectively, and $0.8 million thereafter. Interest paid in 2000, 1999, and 1998 was $10.6 million, $12.4 million, and $6.3 million, respectively. During 2000, 1999, and 1998, the Company capitalized interest of $1.2 million, $0.4 million, and $0.8 million, respectively, related to its major capital improvement programs. Using a discounted cash flow analysis, the fair value of the Company's debt approximated book value at the end of 2000 and 1999, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements.


Note 5 - Stockholders' Equity

     In 1998, the Company declared a two-for-one stock split effected in the form of a 100 percent stock dividend. All presentations of share data herein, including earnings per share, have been restated to reflect the split for all periods presented.

     On November 10, 1994, the Company declared a dividend distribution of one Right for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $160 per unit, subject to adjustment. The Rights will not be exercisable, or transferable apart from the Company's common stock, until 10 days following an announcement that a person or affiliated group has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of its common stock other than pursuant to certain offers for all shares of the Company's common stock that have been determined to be fair to, and in the best interest of, the Company's stockholders. The Rights, which do not have voting rights, will be exercisable by all holders (except for a holder or affiliated group beneficially owning 15 percent or more of the Company's common stock, whose Rights will be void) so that each holder of a Right shall have the right to receive, upon the exercise thereof, at the then current exercise price, the number of shares of the Company's common stock having a market value of two times the exercise price of the Rights. All Rights expire on November 10, 2004, and may be redeemed by the Company at a price of $0.01 at any time prior to either their expiration or such time that the Rights become exercisable.

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

     On October 18, 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time over the next year through open market transactions or through privately negotiated transactions. During 2000, this authorization was expanded to purchase up to 10 million shares and extended through October 2001. The Company will have no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 30, 2000, the Company has repurchased approximately 2.3 million shares under this authorization.

Note 6 - Income Taxes

     The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                            2000         1999         1998
Domestic                                  $ 156,150    $ 154,765    $ 108,135
Foreign                                      (9,237)      (9,056)       1,205
                                           --------     --------     --------
Income before income taxes                $ 146,913    $ 145,709    $ 109,340
                                           ========     ========     ========

Income tax expense consists of the following:

(In thousands)
                                            2000         1999         1998
Current tax expense:
     Federal                              $  42,479    $  12,052    $  24,882
     Foreign                                    816        1,692        2,400
     State and local                          2,016        1,429        1,743
                                           --------     --------     --------
Current tax expense                          45,311       15,173       29,025
                                           --------     --------     --------
Deferred tax expense:
     Federal                                  8,412       30,570        4,226
     Foreign                                      -            -          595
     State and local                            500          687           49
                                           --------     --------     --------
Deferred tax expense                          8,912       31,257        4,870
                                           --------     --------     --------
Income tax expense                        $  54,223    $  46,430    $  33,895
                                           ========     ========     ========

     U.S. income and foreign withholding taxes are provided on the earnings of foreign subsidiaries that are expected to be remitted to the extent that taxes on the distribution of such earnings would not be offset by foreign tax credits.

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes is reconciled as follows:

(In thousands)
                                            2000         1999         1998
Expected income tax expense               $  51,420    $  50,998    $  38,269
State and local income tax,
      net of federal benefit                  1,810        1,616        1,182
Foreign income taxes                          3,493        4,371        2,119
Valuation allowance                          (3,923)      (8,220)      (5,481)
Other, net                                    1,423       (2,335)      (2,194)
                                           --------     --------     --------
Income tax expense                        $  54,223    $  46,430    $  33,895
                                           ========     ========     ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                       2000           1999
Deferred tax assets:
     Accounts receivable                             $   1,961      $   1,229
     Inventories                                         1,140          1,326
     Pension, OPEB, and accrued items                    9,649          9,011
     Other reserves                                     10,392          9,679
     Net operating loss carryforwards                   30,653         34,137
     Capital loss carryforwards                            760         16,181
     Foreign tax credits                                   359          1,109
     Alternative minimum tax credit
         carryforwards                                   4,026          4,026
                                                      --------       --------
Total deferred tax assets                               58,940         76,698
Less valuation allowance                               (31,626)       (48,652)
                                                      --------       --------
Deferred tax assets, net of
     valuation allowance                                27,314         28,046
                                                      --------       --------
Deferred tax liabilities:
     Property, plant, and equipment                     60,566         51,373
     Other                                               2,009          1,629
                                                      --------       --------
Total deferred tax liabilities                          62,575         53,002
                                                      --------       --------
Net deferred tax liability                           $ (35,261)     $ (24,956)
                                                      ========       ========

     As of December 30, 2000, the Company had recognized domestic net operating loss carryforwards (NOLs) of $50.0 million, of which $43.2 million expire in 2005 and $6.8 million expire in 2006. Annual limitations on these NOLs are approximately $17.3 million in 2001, and approximately $14.4 thereafter. During 2000, 1999, and 1998, the Company recognized $3.8 million, $2.3 million, and $4.1 million, respectively, of NOL tax attributes, reducing the deferred income tax provision in each year. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.0 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     As of December 30, 2000, the Company had foreign net operating loss carryforwards (foreign NOLs) available to offset $39.7 million of foreign subsidiary income. These foreign NOLs have not been recognized and expire as follows: $0.7 million in 2001, $2.0 million in 2002, and $2.3 million in 2005. The remaining $34.7 million of foreign NOLs are available to offset foreign subsidiary income over an indefinite period.

     The sale of Alaska Gold Company during April 1999, resulted in the realization of an ordinary federal tax loss of approximately $70 million of which $45 million has been recognized. The Internal Revenue Service agreed to allow this loss as part of the comprehensive closing agreement, which concluded the audit of the years 1993 through 1995. For financial reporting purposes, additional recognition may occur in future periods.

     Income taxes paid were approximately $43.6 million in 2000, $13.5 million in 1999, and $26.8 million in 1998.


Note 7 - Other Current Liabilities

(In thousands)
                                                       2000           1999
Accrued discounts and allowances                     $  19,956      $  14,850
Accrued severance and related costs                      2,187          1,558
Freight settlements due to other railroads               1,882          3,191
Income taxes payable                                     4,615          2,884
Other                                                   12,573         19,426
                                                      --------       --------
Other current liabilities                            $  41,213      $  41,909
                                                      ========       ========

Note 8 - Employee Benefits

     The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 30, 2000, and a statement of the plans' funded status as of December 30, 2000 and December 25, 1999:

(In thousands)
                                 Pension Benefits          Other Benefits
                                2000         1999         2000         1999
Change in benefit
  obligation:
   Obligation at
      beginning of year      $ 104,676    $  80,227    $   8,223    $   8,041
   Service cost                  2,620        3,180           16           19
   Interest cost                 7,193        6,834          621          647
   Participant
      contributions                400          443            -            -
   Plan amendments                 562        3,656            -         (120)
   Actuarial (gain) loss        (3,970)       4,012         (359)         803
   Business acquisitions           185       12,496            -            -
   Benefit payments             (5,316)      (5,371)        (505)      (1,167)
   Settlement                      (55)        (101)           -            -
   Foreign currency
      translation
      adjustment                (2,878)        (700)           -            -
                              --------     --------     --------     --------
Obligation at end
  of year                    $ 103,417    $ 104,676    $   7,996    $   8,223
                              ========     ========     ========     ========

Change in fair value
  of plan assets:
   Fair value of
      plan assets at
      beginning
      of year                $ 123,979    $  92,011    $       -    $       -
   Actual return on
      plan assets                8,970       21,915            -            -
   Employer contributions        1,702        2,087          505        1,167
   Participant contributions       400          443            -            -
   Business acquisitions             -       13,663            -            -
   Benefit payments             (5,316)      (5,371)        (505)      (1,167)
   Settlement                      (55)        (101)           -            -
   Foreign currency
      translation adjustment    (2,997)        (668)           -            -
                              --------     --------     --------     --------
Fair value of plan assets
  at end of year             $ 126,683    $ 123,979    $       -    $       -
                              ========     ========     ========     ========

(In thousands)
                                 Pension Benefits          Other Benefits
                                2000         1999         2000         1999
Funded status:
   Funded (underfunded)
      status at end of year  $  23,266    $  19,303    $  (7,996)   $  (8,223)
   Unrecognized prior
      service cost               4,909        5,176         (104)        (112)
   Unrecognized gain           (28,604)     (26,348)        (705)        (370)
                              --------     --------     --------     --------
Net amount recognized        $    (429)   $  (1,869)   $  (8,805)   $  (8,705)
                              ========     ========     ========     ========

     The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 30, 2000 and December 25, 1999:

(In thousands)
                                 Pension Benefits          Other Benefits
                                2000         1999         2000         1999
Prepaid benefit cost         $   4,809    $   3,697    $       -    $       -
Accrued benefit
  liability                     (5,238)      (5,566)      (8,805)      (8,705)
                              --------     --------     --------     --------
Net amount recognized        $    (429)   $  (1,869)   $  (8,805)   $  (8,705)
                              ========     ========     ========     ========

     The components of net periodic benefit costs are as follows:

(In thousands)
                                            2000         1999         1998
Pension Benefits:
   Service cost                           $   2,620    $   3,180    $   2,384
   Interest cost                              7,193        6,834        5,305
   Expected return on
      plan assets                            (9,614)      (8,146)      (6,838)
   Amortization of prior
      service cost                              875          869          568
   Amortization of net gain                  (1,701)        (933)      (1,462)
                                           --------     --------     --------
   Net periodic benefit
      cost (income)                       $    (627)   $   1,804    $     (43)
                                           ========     ========     ========





                                      -41-

(In thousands)
                                            2000         1999         1998
Other Benefits:
   Service cost                           $      16    $      19    $      14
   Interest cost                                621          647          633
   Amortization of prior
      service cost                               (8)          (8)           -
   Amortization of net gain                     (25)         (23)         (34)
                                           --------     --------     --------
   Net periodic benefit cost              $     604    $     635    $     613
                                           ========     ========     ========

     The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

     The assumptions used in the measurement of the Company's benefit obligations are as follows:

                                 Pension Benefits          Other Benefits
                                2000         1999         2000         1999
Weighted average
  assumptions:
   Discount rate             6.50%-7.75%  6.50%-7.75%  7.5%-8.50%   7.5%-8.50%
   Expected return on
      plan assets            7.00%-9.00%  7.25%-8.50%     N/A          N/A
   Rate of compensation
      increases                   3.25%        3.50%      N/A          N/A


     Only one pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service.

     The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 7.7 to 8.1 percent for 2001, gradually decrease to 6.25 percent for 2003, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $559 thousand and the service and interest cost components of net periodic postretirement benefit costs by $48 thousand for 2000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 2000 by $509 thousand and $43 thousand, respectively.

     The Company sponsors voluntary employee savings plans that qualify under Section 401(k). Compensation expense for the Company's matching contribution to the 401(k) plans was $2.0 million in 2000, $1.5 million in 1999, and $1.2 million in 1998.

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

     The Company maintains a nonqualified, deferred compensation plan, which permits certain management employees to annually elect to defer, on a pretax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. The expense associated with the deferred compensation plan was $0.2 million, $0.5 million, and $0.5 million in 2000, 1999, and 1998, respectively. The Company has invested in certain assets to assist in funding this plan. The fair value of these assets, included in other assets, was $5.1 million and $3.8 million at December 30, 2000 and December 25, 1999, respectively.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.3 million for 2000, 1999, and 1998.


Note 9 - Commitments and Contingencies

     The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. It has provided and charged to income $2.0 million in 2000 and $2.1 million in 1998 for pending environmental matters. The basis for the provision is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the financial condition or results of operations of the Company.

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company leases certain facilities and equipment under operating leases expiring on various dates through 2008. The lease payments under these agreements aggregate to approximately $4.7 million in 2001, $3.5 million in 2002, $3.2 million in 2003, $3.1 million in 2004, $2.0 million in 2005, and $4.4 million thereafter. Total lease expense amounted to $9.2 million in 2000, $11.3 million in 1999 and $8.8 million in 1998.


Note 10 - Other Income, Net

(In thousands)
                                            2000         1999         1998
Rent and royalties                        $     799    $   1,026    $   1,420
Interest income                               8,391        6,591        5,127
Gain on disposal of properties, net             413        1,847        2,156
Minority interest in income of
  subsidiaries                                    -            -         (200)
                                           --------     --------     --------
Other income, net                         $   9,603    $   9,464    $   8,503
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

     The income tax benefit associated with the exercise of stock options reduced income taxes payable, classified as other current liabilities, by $1.4 million in 2000 and $3.8 million in 1998. Such benefits are reflected as additions directly to additional paid-in capital.

     A summary of the Company's stock option activity and related information follows:

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Outstanding at December 27, 1997                      5,521      $    5.11
     Granted                                            403          20.62
     Exercised                                         (698)          5.05
     Expired, cancelled, or surrendered                 (54)         15.20
                                                   --------
Outstanding at December 26, 1998                      5,172           6.22
     Granted                                            158          34.25
     Exercised                                         (121)         10.60
     Expired, cancelled, or surrendered                 (10)         19.65
                                                   --------
Outstanding at December 25, 1999                      5,199           6.94
     Granted                                            150          24.42
     Exercised                                         (311)         10.07
     Expired, cancelled, or surrendered                 (16)         24.70
                                                   --------
Outstanding at December 30, 2000                      5,022      $    7.22
                                                   ========

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Options exercisable at:
    December 26, 1998                                 4,194      $    3.46
    December 25, 1999                                 4,410           4.17
    December 30, 2000                                 4,377           4.75

     Exercise prices for stock options outstanding at December 30, 2000, ranged from $2.06 to $37.04. Of the 5.0 million stock options that are outstanding at year-end, 3.6 million are owned by Mr. Harvey L. Karp and expire one year after Mr. Karp's separation from employment with the Company. Mr. Karp's options have an exercise price of $2.06 per share. The weighted average remaining life of the remaining 1.4 million shares is 6.91 years, and the weighted average exercise price of these shares is $20.27. The weighted average fair value per option granted was $12.60 in 2000, $17.71 in 1999, and $8.69 in 1998.

     As of December 30, 2000, the Company had reserved 3.8 million shares of its common stock for issuance pursuant to certain stock option plans. Additionally, the Company had reserved 15 thousand shares of preferred stock for issuance pursuant to the shareholder rights plan.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using the following weighted average assumptions for the years 2000, 1999, and 1998: weighted average expected life of the options of six years; and no dividend payments. The weighted average risk free interest rate used in the model was 5.00 percent for 2000, 6.84 percent for 1999, and 4.85 percent for 1998. The volatility factor of the expected market value of the Company's common stock was 0.479 in 2000, 0.433 in 1999, and 0.344 in 1998.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

(In thousands, except per share data)
                                            2000         1999         1998
Net income                                $  92,690    $  99,279    $  75,445
SFAS No. 123 pro forma
   compensation expense                      (2,257)      (1,879)      (1,316)
                                           --------     --------     --------
SFAS No. 123 pro forma net income         $  90,433    $  97,400    $  74,129
                                           ========     ========     ========
Pro forma earnings per share:
     Basic                                $    2.64    $    2.74    $    2.09
     Diluted                              $    2.39    $    2.47    $    1.88
                                           ========     ========     ========

     Because SFAS No. 123 applies only to stock-based compensation awards for 1995 and later years, the pro forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, nonvested awards.


Note 12 - Acquisitions

     On April 20, 2000, Mueller acquired Micro Gauge, Inc. and a related business, Microgauge Machining Inc., (collectively Micro Gauge) for approximately $9.1 million. These acquisitions bring to our Industrial Products Division specialized machining capabilities which were previously outsourced to Micro Gauge. In addition, on June 28, 2000, the Company acquired Propipe Technologies, Inc., a fabricator of gas train manifold systems, for approximately $6.1 million.

     On September 30, 1999, the Company's subsidiary, Utah Railway Company, purchased the stock of the Salt Lake City Southern Railroad Company, Inc.
(SLCS) for $675 thousand. SLCS operates pursuant to an easement on approximately 25 miles of track, owned by the Utah Transit Authority, from downtown Salt Lake City to near Draper, Utah.

     During the second half of 1998, the Company completed three acquisitions. Halstead Industries, Inc. (Halstead), which operates a copper tube mill in Wynne, Arkansas, and a line sets facility in Clinton, Tennessee, was acquired for approximately $95 million cash. The Company also paid off existing bank debt of Halstead for approximately $24.8 million. The Company acquired B&K Industries, Inc., an importer and distributor of residential and commercial plumbing products, for approximately $33.5 million, of which approximately 90 percent was paid in cash and the remainder paid in shares of Mueller common stock. Also, the Company acquired Lincoln Brass Works, Inc. (Lincoln), which produces custom control valve assemblies, as well as custom metal assemblies, gas delivery systems, and tubular products primarily for the gas appliance market with manufacturing facilities in Jacksboro, Tennessee and Waynesboro, Tennessee, for a nominal consideration plus the pay off of existing bank debt of approximately $7.5 million.

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

     The total fair value of assets acquired in 2000 and 1998 was $19.1 million and $240.1 million, respectively. Liabilities assumed in these acquisitions were $3.9 million in 2000 and $78.7 million in 1998. The excess of the purchase price over the net assets acquired in 2000 and 1998 was $7.4 million and $99.3 million, respectively, which is being amortized over 25 years. The final assessment of fair values of the assets and reserves associated with the Halstead and Lincoln acquisitions was completed during 1999. The determination of final fair values resulted in adjustments consisting of changes from initially recorded values. These adjustments increased working capital by $0.9 million and goodwill and other assets by $16.4 million, and decreased property, plant, and equipment by $30.4 million and other liabilities by $13.0 million.

     Pro forma consolidated results of operations as if the 1998 acquisitions had occurred at the beginning of 1998 include net sales of $1,168.1 million, net income of $71.4 million, basic earnings per share of $2.01, and diluted earnings per share of $1.80. This information combines the historical results of operations of the Company and the acquired businesses after the effects of estimated purchase accounting adjustments. The pro forma information does not purport to be indicative of the results that would have been obtained if the operations had actually been combined during the period presented and is not necessarily indicative of operating results to be expected in future periods. The effects of the 2000 and 1999 acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

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


Segment Information:

(In thousands)
                                             2000         1999         1998
Net sales:
   Standard Products Division           $   882,407  $   858,525  $   624,437
   Industrial Products Division             302,523      290,270      274,597
   Other Businesses                          24,667       22,263       31,637
   Elimination of intersegment sales         (3,429)      (2,314)      (1,280)
                                         ----------   ----------   ----------
                                        $ 1,206,168  $ 1,168,744  $   929,391
                                         ==========   ==========   ==========

Depreciation and amortization:
   Standard Products Division           $    26,246  $    26,495  $    15,713
   Industrial Products Division               8,791        7,936        5,948
   Other Businesses                             783          787        1,699
   General corporate                          1,637        1,768        1,539
                                         ----------   ----------   ----------
                                        $    37,457  $    36,986  $    24,899
                                         ==========   ==========   ==========

(In thousands)
                                             2000         1999         1998
Operating income:
   Standard Products Division           $   128,466  $   129,141  $    83,010
   Industrial Products Division              30,604       29,935       28,325
   Other Businesses                           3,377        3,297        5,661
   Unallocated expenses                     (13,801)     (14,447)      (8,187)
                                         ----------   ----------   ----------
                                        $   148,646  $   147,926  $   108,809
                                         ==========   ==========   ==========

Expenditures for long-lived assets:
   Standard Products Division           $    43,581  $    31,089  $   198,135
   Industrial Products Division              34,380        5,063       16,735
   Other Businesses                              74          960        4,782
                                         ----------   ----------   ----------
                                        $    78,035  $    37,112  $   219,652
                                         ==========   ==========   ==========

Segment assets:
   Standard Products Division           $   621,370  $   599,596  $   610,914
   Industrial Products Division             164,210      136,586      144,004
   Other Businesses                          30,014       40,088       50,446
   General corporate                         94,682      127,810       69,330
                                         ----------   ----------   ----------
                                        $   910,276  $   904,080  $   874,694
                                         ==========   ==========   ==========

Geographic Information:

(In thousands)
                                             2000         1999         1998
Net sales:
     United States                      $ 1,053,399  $ 1,015,968  $   754,024
     Foreign                                152,769      152,776      175,367
                                         ----------   ----------   ----------
                                        $ 1,206,168  $ 1,168,744  $   929,391
                                         ==========   ==========   ==========

Long-lived assets:
     United States                      $   455,356  $   425,214  $   448,852
     Foreign                                 49,749       38,120       43,518
                                         ----------   ----------   ----------
                                        $   505,105  $   463,334  $   492,370
                                         ==========   ==========   ==========

Note 14 - Quarterly Financial Information (Unaudited)

(In thousands, except per share data)

                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
2000
Net sales                     $ 302,350   $ 328,583   $ 295,979   $ 279,256

Gross profit (1)                 75,836      80,790      61,916      62,315

Net income                       26,566      29,762      19,307      17,055

Basic earnings per share           0.76        0.86        0.56        0.51

Diluted earnings per share         0.69        0.78        0.50        0.46


1999
Net sales                     $ 287,840   $ 293,342   $ 287,880   $ 299,682

Gross profit (1)                 66,100      73,002      71,539      71,572

Net income                       21,683      25,445      26,340      25,811

Basic earnings per share           0.61        0.71        0.74        0.74

Diluted earnings per share         0.55        0.64        0.66        0.66

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

Report of Independent Auditors

The Stockholders of Mueller Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 30, 2000 and December 25, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 30, 2000 and December 25, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                                   /S/ERNST & YOUNG LLP

Memphis, Tennessee
February 9, 2001

CAPITAL STOCK INFORMATION

     The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2000 and 1999 were as follows:

                                            High         Low          Close
2000
Fourth quarter                            $ 26.938     $ 20.063     $ 26.813
Third quarter                               32.250       22.063       22.563
Second quarter                              34.250       26.000       26.500
First quarter                               36.625       26.188       28.313

1999
Fourth quarter                            $ 36.938     $ 28.313     $ 32.875
Third quarter                               35.625       28.000       28.375
Second quarter                              33.875       21.125       32.500
First quarter                               27.000       19.375       22.625

As of March 6, 2001, the number of holders of record of Mueller's common stock was approximately 2,800. On March 6, 2001, the closing price for Mueller's common stock on the New York Stock Exchange was $31.55.

The Company has paid no cash dividends on its common stock and presently does not anticipate paying cash dividends in the near future.

Selected Financial Data

(In thousands, except per share data)
                                 2000 (1)     1999 (1)     1998 (1)     1997         1996
For the fiscal year:

  Net sales                  $ 1,206,168  $ 1,168,744    $ 929,391    $ 888,997    $ 718,312

  Operating income               148,646      147,926      108,809       99,709       90,462

  Net income                      92,690       99,279       75,445       69,770       61,173

  Diluted earnings
    per share (2)                   2.43         2.51         1.90         1.78         1.57

At year-end:

  Total assets                   910,276      904,080      874,694      610,776      509,357
  Long-term debt                 100,975      118,858      174,569       53,113       44,806

(1) Includes the effects of acquisitions described in Note 12 to the consolidated financial statements.
(2) In 1998, the Company declared a two-for-one stock split effected in the form of a 100 percent dividend. Diluted earnings per share has been restated to reflect the split for all periods presented.

CORPORATE INFORMATION

Board of Directors

Harvey L. Karp                      Chairman of the Board,
                                    Mueller Industries, Inc.

Gary S. Gladstein (1)(2)            Senior Consultant,
                                    Soros Fund Management LLC

Robert B. Hodes(1)(3)               Counsel, Willkie Farr & Gallagher

G.E. Manolovici(1)(2)(3)            Private Investor

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


Executive Officers

Harvey L. Karp                     Chairman of the Board

William D. O'Hagan                 President and Chief Executive Officer

Lee R. Nyman                       Senior Vice President
                                   Manufacturing/Engineering

Kent A. McKee                      Vice President and
                                   Chief Financial Officer

Roy C. Harris                      Vice President and
                                   Chief Information Officer

John P. Fonzo                      Vice President, General Counsel
                                   and Secretary


Other Officers and Management

Robert L. Fleeman                  Vice President, International Sales

Tommy L. Jamison                   Vice President,
                                   Strategic Engineering Service

Michael E. Stoll                   Vice President, Purchasing

Richard W. Corman                  Corporate Controller

James E. Browne                    Assistant Secretary

Standard Products Division

Larry D. Birch                     Vice President, Sales-Corporate Accounts

Gregory L. Christopher             Vice President,
                                   Sales and Supply Chain Management

Bruce R. Clements                  Vice President, Manufacturing,
                                   Copper Tube

Daniel R. Corbin                   Vice President, Manufacturing, Plastics

John B. Hansen                     Vice President, Marketing

Robert A. Haskins                  Vice President, Sales

Louis F. Pereira                   General Manager, Canadian Operations

Peter D. Berkman                   President, B&K Industries

Robert J. Pasquarelli              Vice President and General Manager,
                                   European Operations


Industrial Products Division

James H. Rourke                    Group Vice President
                                   and General Manager

Gerald J. Leary                    Vice President and General Manager,
                                   Engineered Products

William F. Navarre                 Vice President, Manufacturing


Other Businesses

Gary L. Barker                     President, Utah Railway Company

Stockholder Information

Annual Meeting
The Annual Meeting of Stockholders will be held at the Company's
Headquarters at 8285 Tournament Drive, Suite 150,
Memphis, TN 38125, 10:00 a.m. local time, May 10, 2001.

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