Form 10-K, Exhibit 13
period 2001-12-29
MUELLER INDUSTRIES INC
filed 2002-03-25
CIK 89439

MUELLER INDUSTRIES, INC.
                               2001 ANNUAL REPORT



     Mueller Industries, Inc. (NYSE:MLI) is the leading U.S. manufacturer of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller was recently recognized by "Forbes" magazine, appearing on its "Platinum List : Best Big Companies." The Company's operations are located throughout the United States, and in the United Kingdom, Canada, France and Mexico.



In The Year 2001:

Mueller's debt-to-capital ratio improved more than 50%, dropping from 14.8% in 2000 to 7%.

Nearly $60 million was paid down on long-term debt, leaving the company with no net debt.

Stockholder's equity increased by 9.6%, from $614.1 million to $672.9 million.

For additional information, see the Ten-Year Review on page 6.



CONTENTS

 Financial Highlights                                              2

 Letter to Stockholders, Customers, and Employees                  3

 Ten-Year Review                                                   6

 Standard Products Division                                        9

 Industrial Products Division                                     10

 Company Overview                                                 11

 Financial Review                                                 13

 Corporate Information                                            54

MUELLER INDUSTRIES, INC.
Financial Highlights
(Dollars in thousands, except per share data)

                                                    2001          2000          1999        1998        1997
Summary of Operations

Net sales                                      $ 1,044,787   $ 1,238,441   $ 1,197,270   $ 948,948   $ 903,925

Product shipments
   (in millions of pounds)                           701.3         785.9         815.2       644.6       545.3

Net income                                     $    66,955   $    92,690   $    99,279   $  75,445   $  69,770

Diluted earnings per share                     $      1.80   $      2.43   $      2.51   $    1.90   $    1.78

Significant Year-End Data

Cash and cash equivalents                      $   121,862   $   100,268   $   149,454   $  80,568   $  69,978

Ratio of current assets to current liabilities    4.0 to 1      3.4 to 1      2.9 to 1    2.7 to 1    3.1 to 1

Long-term debt (including current portion)     $    50,973   $   106,884   $   149,870   $ 194,549   $  72,093

Debt as a percent of total capitalization             7.0%         14.8%         20.8%       27.9%       14.7%

Stockholders' equity                           $   672,933   $   614,105   $   569,430   $ 502,122   $ 418,040

Book value per share                           $     20.11   $     18.41   $     16.31   $   14.02   $   11.94

Capital expenditures                           $    49,081   $    63,458   $    40,115   $  55,440   $  36,865



LETTER TO STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's business in the year 2001 was clearly affected by the economic recession. Earnings, sales, and volume of products shipped declined from the prior year.

     Net sales in 2001 totaled $1.04 billion compared with $1.24 billion in 2000. Net income was $67.0 million in 2001, 28 percent less than in the prior year. Earnings per share for 2001 were $1.80 compared with $2.43 for the year before. And pounds of product shipped also declined to 701.3 million pounds from 785.9 million pounds in 2000.

     The economic slowdown did not come as a surprise to Mueller. In last year's annual report, we noted that there was ample evidence that a slowdown was imminent. As a result, we took prompt steps to reduce our costs and fine-tune our operations, including a wage freeze and streamlining our sales and manufacturing activities. These preemptive actions served the Company well during the year 2001. Also, we are pleased to report that Mueller's financial condition is excellent, and our cash flow remains strong. We are well positioned to benefit from an improvement in the economy.

     The housing and commercial construction industry, the most important market for our products, held up very well during 2001. Housing starts were approximately 1.6 million units, which was about the same as in the year 2000. This should have been a positive factor for our business. However, as the year progressed, it became clear that many of our customers had elected to substantially reduce inventories by curtailing their purchases. This normally occurs during a business slowdown, as prudent businessmen seek to limit their exposure to risk. With the contraction in volume, which principally occurred in copper tube and brass rod, we experienced the predictable erosion in margins in those products. The positive side of this scenario is that when the business climate improves, we can expect our customers to restock inventories to more normal levels, and that could lead to a surge of new business and, hopefully, improved pricing.

Domestic Copper Tube Operations

     During 2001, we faced the challenge of reducing our operating costs even as volume declined. This is a particularly difficult task for a capital-intensive business. Nonetheless, we were able to reduce costs by eliminating overtime and working short weeks while deriving the benefits from our recent capital investments. This allowed us to keep in place our skilled employment base, which will be of critical importance when market conditions improve.

     Also, we continued our commitment to reinvesting in our key businesses. During the year, we installed an additional extrusion press at our Fulton, Mississippi, copper tube mill. This will provide us with added flexibility to meet our customers' requirements.

     Additionally, during 2001, we implemented a plan to relocate our line sets operation (formerly at Clinton, Tennessee) to our Wynne, Arkansas, copper tube mill. By doing so, we eliminated the double handling of the copper tube used in the fabrication of line sets as well as the overhead associated with the Clinton site. We will also be able to increase inventory turns by reducing work-in-process. We expect the benefits of the move to Wynne to be realized by early 2002.

Fittings Operations

     During the year, we upgraded our manufacturing technology in the copper and plastic fittings business. We believe this investment will ensure our position as a low cost manufacturer. Moreover, we plan to expand the sales of our plastic products in the Canadian market.

     Late in 2001, Mueller exited the metric copper fittings business. We were at a disadvantage in this market as metric copper fittings manufactured in our Canadian factory incurred duty and freight expenses that our European-based competitors avoid. We elected to close our Canadian plant and have moved the remaining production to our U.S. facility. We are currently considering our options, including a European fittings facility or joint venture.

European Operations

     Late in the year, we completed the modernization of our copper tube operations in the United Kingdom. The focus of this project was to utilize state-of-the-art manufacturing processes. We experienced the typical start-up challenges which are now principally behind us. In fact, we are now realizing the expected production volumes, and employment has been reduced to desired levels. We believe we will also achieve targeted conversion cost levels in the first half of 2002. We are now positioned to be the low-cost copper tube mill in Europe. We expect European operations will contribute to our earnings improvement in 2002.

Industrial Products Businesses

     We encountered arduous business conditions in our Industrial Products Division during 2001. Domestic shipments of brass rod declined approximately 20 percent, while margins were squeezed even more. Of course, we took steps to reduce our costs wherever possible. In addition, we completed the installation of a horizontal continuous caster and state-of-the-art finishing lines, which we are confident will maintain our position as one of the low cost manufacturers.

     In addition, strategic business unit managers in each of our business units are dedicated to improving performance and focus.

Mueller's Financial Position is Excellent

     A major shareholder recently commented that Mueller had "a gold-plated balance sheet." We agree, and moreover believe that a strong balance sheet is essential to the health and growth of our Company.

     Mueller ended the year 2001 with $121.9 million in cash, and an enviable debt-to-total capitalization ratio of seven percent. Cash flow from operations during the year was $125.8 million, which allowed us to pay down long-term debt by $55.9 million. In fact, currently we have no net debt as cash on hand exceeds total debt.

     Our current ratio is an excellent 4.0 to 1. And stockholders' equity is now $672.9 million. We have available a $200 million line-of-credit and are utilizing only 15 percent of same. The terms of the credit facility are comparable to a single A credit rating which reflects the underlying strength of our financial condition.

     Recently, we were recognized by "Forbes" magazine by appearing on their "Platinum List: Best Big Companies." This is the fourth consecutive year we have ranked among America's best companies. Additionally, as we previously reported, Mueller in the year 2000 ranked first in return on assets among companies in the North American metals industry as determined by the "American Metal Market."

Business Outlook for 2002

     We are optimistic that the national economy will improve as the year 2002 progresses. The pace of the recovery may be uncertain, but overall, the economic signals are positive. Particularly important for the construction industry is the level of mortgage rates. Currently, thirty-year mortgage rates are below seven percent, which is very attractive by historical standards. This should provide a strong stimulus for the housing market during 2002. In addition to low rates, there is widespread availability of mortgage funds. Also, we have observed that the volatility of the financial markets has persuaded many people that an investment in a home is both financially wise and personally desirable. In fact, permits for new housing, an important indicator of future business, are currently running at an annualized rate of more than 1.5 million units.

     In our opinion, the combination of a solid housing market along with the likelihood that our customers will restock their inventories, holds the promise that 2002 will be a good business year for Mueller.

In Closing

     It has been ten years since the undersigned assumed direction of the Company's businesses. In that time, our sales have more than doubled, our product line has expanded, our manufacturing facilities are now world-class, we have established a significant presence in the European market and, most importantly, Mueller has a solid record of profitable growth. We believe our Company serves its customers well and endeavors to be a good citizen in the communities where we work.

     We are pleased with these accomplishments, and we are especially proud of our talented and dedicated employees.


Sincerely,


/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board


/S/WILLIAM D. O'HAGAN
WILLIAM D.O'HAGAN
President and Chief Executive Officer

March 14, 2002

MUELLER INDUSTRIES, INC.
Ten-Year Review
Selected Financial Data
(Dollars in thousands, except per share data)

                                                 2001           2000           1999         1998         1997
INCOME STATEMENT DATA

Net sales                                    $ 1,044,787    $ 1,238,441    $ 1,197,270    $ 948,948    $ 903,925
Cost of goods sold                               805,961        957,584        915,057      739,850      719,729
                                              ----------     ----------     ----------     --------     --------
Gross profit                                     238,826        280,857        282,213      209,098      184,196
Depreciation and amortization                     42,083         37,457         36,986       24,899       20,998
Selling, general, and administrative expense      87,678         94,754         97,301       75,390       63,489
                                              ----------     ----------     ----------     --------     --------
Operating income                                 109,065        148,646        147,926      108,809       99,709
Interest expense                                  (3,417)        (9,287)       (11,681)      (5,839)      (4,968)
Environmental expense                             (3,600)        (2,049)             -       (2,133)      (3,100)
Other income, net                                  5,944          9,603          9,464        8,503        9,180
                                              ----------     ----------     ----------     --------     --------
Income before income taxes                       107,992        146,913        145,709      109,340      100,821
Income tax expense                               (41,037)       (54,223)       (46,430)     (33,895)     (31,051)
                                              ----------     ----------     ----------     --------     --------
Net income                                   $    66,955    $    92,690    $    99,279    $  75,445    $  69,770
                                              ==========     ==========     ==========     ========     ========

Adjusted weighted average shares (000)            37,245         38,096         39,605       39,644       39,250
Diluted earnings per share                   $      1.80    $      2.43    $      2.51    $    1.90    $    1.78
                                              ==========     ==========     ==========     ========     ========


BALANCE SHEET DATA

Cash and cash equivalents                    $   121,862    $   100,268    $   149,454    $  80,568    $  69,978
Current assets                                   403,913        405,171        440,746      382,324      309,051
Working capital                                  302,425        287,322        287,685      239,750      208,494
Total assets                                     916,065        910,276        904,080      874,694      610,776
Current liabilities                              101,488        117,849        153,061      142,574      100,557
Debt                                              50,973        106,884        149,870      194,549       72,093
Stockholders' equity                             672,933        614,105        569,430      502,122      418,040


SELECTED OPERATING DATA

Cash provided by operations                  $   125,766    $   118,474    $   164,755    $ 102,681    $  52,930
Capital expenditures                         $    49,081    $    63,458    $    40,115    $  55,440    $  36,865
Number of employees                                3,731          4,291          4,356        4,788        3,378
Current ratio                                   4.0 to 1       3.4 to 1       2.9 to 1     2.7 to 1     3.1 to 1
Return on average equity                           10.4%          15.7%          18.5%        16.4%        18.2%
Debt to total capitalization                        7.0%          14.8%          20.8%        27.9%        14.7%
Outstanding shares (000)                          33,467         33,358         34,919       35,808       35,017
Book value per share                         $     20.11    $     18.41    $     16.31    $   14.02    $   11.94
                                              ==========     ==========     ==========     ========     ========

MUELLER INDUSTRIES, INC.
Ten-Year Review (continued)
Selected Financial Data
(Dollars in thousands, except per share data)

                                                 1996         1995         1994         1993         1992
INCOME STATEMENT DATA

Net sales                                    $ 729,889    $ 688,830    $ 561,075    $ 512,727    $ 528,006
Cost of goods sold                             566,147      559,876      459,539      414,617      440,374
                                              --------     --------     --------     --------     --------
Gross profit                                   163,742      128,954      101,536       98,110       87,632
Depreciation and amortization                   18,472       15,452       12,689       14,160       12,505
Selling, general, and administrative expense    54,808       49,491       44,895       45,923       45,809
                                              --------     --------     --------     --------     --------
Operating income                                90,462       64,011       43,952       38,027       29,318
Interest expense                                (5,346)      (4,168)      (6,718)      (5,759)      (5,694)
Environmental expense                           (2,045)      (1,421)      (2,914)      (1,060)           -
Other income, net                                5,341        6,127        6,504        2,235          675
                                              --------     --------     --------     --------     --------
Income before income taxes                      88,412       64,549       40,824       33,443       24,299
Income tax expense                             (27,239)     (19,726)     (12,898)     (12,307)      (7,633)
                                              --------     --------     --------     --------     --------
Net income                                   $  61,173    $  44,823    $  27,926    $  21,136    $  16,666
                                              ========     ========     ========     ========     ========

Adjusted weighted average shares (000)          38,993       38,298       39,560       41,772       40,220
Diluted earnings per share                   $    1.57    $    1.17    $    0.71    $    0.51    $    0.41
                                              ========     ========     ========     ========     ========


BALANCE SHEET DATA

Cash and cash equivalents                    $  96,956    $  48,357    $  34,492    $  77,336    $  44,459
Current assets                                 274,712      211,038      183,551      194,411      182,381
Working capital                                195,756      143,154      116,330      146,981      120,855
Total assets                                   509,357      450,835      430,755      369,743      372,547
Current liabilities                             78,956       67,884       67,221       47,430       61,526
Debt                                            59,650       75,902       94,736       62,711       69,477
Stockholders' equity                           348,082      285,875      241,948      222,114      204,421


SELECTED OPERATING DATA

Cash provided by operations                  $  78,700    $  54,968    $  21,963    $  50,987    $  38,714
Capital expenditures                         $  18,868    $  40,980    $  48,152    $  11,083    $  10,952
Number of employees                              2,339        2,274        2,256        2,010        2,055
Current ratio                                 3.5 to 1     3.1 to 1     2.7 to 1     4.1 to 1     3.0 to 1
Return on average equity                         19.3%        17.0%        12.0%         9.9%         9.3%
Debt to total capitalization                     14.6%        21.0%        28.1%        22.0%        25.4%
Outstanding shares (000)                        34,870       34,699       34,796       38,333       40,000
Book value per share                         $    9.98    $    8.24    $    6.95    $    5.79    $    5.11
                                              ========     ========     ========     ========     ========

[GRAPH]
Net Sales

($ millions)
               1992  1993  1994  1995  1996  1997  1998  1999    2000    2001
Net Sales     $528  $513  $561  $689  $730  $904  $949  $1,197  $1,238  $1,045


[GRAPH]
Net Income

($ millions)
                1992  1993  1994  1995  1996  1997  1998  1999  2000  2001
Net Income      $17   $21   $28   $45   $61   $70   $75   $99   $93   $67


[GRAPH]
Total Assets

($ millions)
                1992  1993  1994  1995  1996  1997  1998  1999  2000  2001
Total Assets    $373  $370  $431  $451  $509  $611  $875  $904  $910  $916


[GRAPH]
Stockholders' Equity

($ millions)
                1992  1993  1994  1995  1996  1997  1998  1999  2000  2001
Stockholders'
   Equity       $204  $222  $242  $286  $348  $418  $502  $569  $614  $673


[GRAPH]
Debt-to-Total Capitalization

(percent)
                  1992  1993  1994  1995  1996  1997  1998  1999  2000  2001
Debt-to-Total
   Capitalization 25.4% 22.0% 28.1% 21.0% 14.6% 14.7% 27.9% 20.8% 14.8%  7.0%

STANDARD PRODUCTS DIVISION

     The Standard Products Division began and completed several initiatives to maintain its position as a low-cost manufacturer. These included major capital improvements as well as plant rationalizations that will streamline our operations.

Copper Tube Operations

     Late in 2001, Mueller completed a major modernization project at our copper tube mill in Bilston, England. We installed state-of-the-art casting, extrusion, and drawing equipment, with the objective of substantially reducing conversion costs. The project was completed on time and under budget. We are currently achieving the expected production volumes with significantly lower labor costs and improved yield. We are confident that the Bilston plant will be one of the most efficient and low cost copper tube mills in Europe and the world. Furthermore, the Bilston mill now has the capacity to supply billets to our operation in Longueville, France, thereby eliminating our reliance on third parties and gaining the benefit of incremental throughput.

     At our Fulton, Mississippi copper tube mill, we completed the installation of an additional extrusion press. This has enhanced our production scheduling flexibility and responsiveness while reducing overtime labor costs for production and scheduled maintenance on our original extrusion press. Establishing back-up systems into this critical manufacturing process ensures our ability to provide our customers with unsurpassed reliability of delivery.

     During 2001, we were able to reduce our conversion cost in our domestic copper tube mills despite declining volumes. We reduced work weeks and eliminated overtime except in a few critical operations. We also rigorously contained other costs.

Other Operations

     During 2001, we ceased manufacturing metric copper fittings at our facility in Strathroy, Ontario, Canada. We were at a disadvantage due to duties and freight costs that European-based manufacturers avoided. We are exploring alternatives to re-enter the metric fittings market in Europe.

     Also during 2001, we implemented a plan to relocate the fabrication of line sets from Clinton, Tennessee to our copper tube mill in Wynne, Arkansas. In doing so, we are eliminating handling and freight costs as the Wynne mill supplies the copper tube required in this operation. We have vacated the Clinton facility, and are currently producing line sets at Wynne.

INDUSTRIAL PRODUCTS DIVISION

Brass Rod Mill

     In the brass rod business, we completed installation of a horizontal continuous casting line. Casting performance and operating efficiency have met our initial expectations. Processing costs were also reduced by the installation of more efficient material handling equipment. This project equipped Mueller with state-of-the-art brass billet casting and melting technology that has improved our yield.

     Installation of two new finishing lines was substantially completed in the fourth quarter of 2001. Production and runoff will be completed in the first quarter of 2002. These lines will also increase our efficiency and yield.

     These two projects largely complete the renewal of the brass rod manufacturing process that began in the mid-1990's. Our manufacturing processes are now state-of-the-art and world-class.

Engineered Products

     The consolidation of our Microgauge business into one building was completed during 2001. Two new machining centers were installed, which resulted in increased throughput and reduced costs. Forging has also added a high-speed coring press. This technology allows us to supply near net shape forging products to our customers that are more efficient and value-added. With these capabilities now in place, we should be positioned to grow both the forging and impact extrusion businesses by meeting more of our customers needs.

     We have recently reorganized our Forgings, Impacts, and Microgauge operations into one business unit. By operating as a unit, we will be able to take advantage of complementary processes and product applications.

COMPANY OVERVIEW

Standard Products Division
  U.S. Copper Tube
   PLANTS:
      Fulton, Mississippi
      Wynne, Arkansas
   PRODUCTS AND APPLICATIONS
      Water tube, in straight lengths and coils, for plumbing and construction
       Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning
       Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc.
       Line sets for controlling the flow of refrigerant gases
   CUSTOMERS
      Plumbing wholesalers, home centers, and hardware wholesalers and co-ops
       Air-conditioning and refrigeration wholesalers and OEMs
       Mueller's copper fitting plants and OEMs
       Wholesalers and OEMs
  Copper Fittings
   PLANTS
      Fulton, Mississippi
      Covington, Tennessee
      Port Huron, Michigan
   PRODUCTS AND APPLICATIONS
      Over 1,500 wrot copper elbows, tees and adapters, and assorted cast copper fittings for plumbing, heating, air-conditioning, and refrigeration
   CUSTOMERS
      Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
  Plastic Fittings
   PLANTS
      Kalamazoo, Michigan
      Cerritos, California
      Upper Sandusky, Ohio
   PRODUCTS AND APPLICATIONS
      A broad line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, in housing and commercial construction, recreational vehicles, and manufactured housing
   CUSTOMERS
      Plumbing wholesalers, home centers, hardware wholesalers and co-ops, and distributors to the manufactured housing and recreational vehicle industry
  European Copper Tube
   PLANTS
      Bilston, Great Britain
      Longueville, France
   PRODUCTS AND APPLICATIONS
      Copper tube in various lengths, diameters, and hardnesses for plumbing, refrigeration, and heating
      Industrial tube for redraw, copper fittings, etc.

   CUSTOMERS
      Builders' merchants, plumbing, refrigeration, and heating wholesalers
      OEMs
Industrial Products Division
  Brass Rod
   PLANTS
      Port Huron, Michigan
   PRODUCTS AND APPLICATIONS
      A broad range of rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment
   CUSTOMERS
      OEMs, contract machining companies and distributors
  Engineered Products
   PLANTS
      Port Huron, Michigan
      Marysville, Michigan
      Brighton, Michigan
      Hartsville, Tennessee
      Jacksboro, Tennessee
      Waynesboro, Tennessee
      Middletown, Ohio
      North Wales, Pennsylvania
      Salisbury, Maryland
   PRODUCTS AND APPLICATIONS
      Brass and aluminum hot metal forgings in assorted alloys for plumbing brass, valves and fittings, and industrial machinery and equipment
      Cold-formed aluminum and copper products for automotive, industrial, and recreational components
      High volume machining of aluminum, steel, brass and cast iron, forging, impacts, and castings for automotive applications
      Valves and custom OEM products for refrigeration and air-
       conditioning applications
      Custom valve and other metal assemblies for the gas appliance and barbecue grill markets
      Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.;
       coaxial cables
   CUSTOMERS
      OEMs
Other Businesses
  Utah Railway Company, established in 1912, hauls coal to connections with national carriers, power plants, and to other destinations. Utah Railway Company also provides train switching services in Utah's central corridor.

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

     The Company's businesses are managed and organized into three segments:
(i) Standard Products Division (SPD); (ii) Industrial Products Division (IPD); and (iii) Other Businesses. SPD manufactures and sells copper tube, and copper and plastic fittings and valves. Outside of the United States, SPD manufactures copper tube in Europe. SPD sells these products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers. IPD manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. IPD sells its products primarily to original equipment manufacturers (OEMs), many of which are in the HVAC, plumbing and refrigeration markets. Other Businesses is composed primarily of Utah Railway Company. SPD and IPD account for more than 98 percent of consolidated net sales and more than 83 percent of consolidated total assets.

     New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings.

     Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its completed products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of fluctuations in material costs by passing through these costs to its customers. Spreads fluctuate based upon market conditions.


Results of Operations

  2001 Performance Compared with 2000

     Consolidated net sales in 2001 were $1.04 billion, 16 percent less than net sales of $1.24 billion in 2000. Pounds of product sold totaled 701.3 million in 2001 or 11 percent less than the 785.9 million pounds sold in 2000. This decrease in pounds sold was a result of the economic slowdown experienced during 2001. Net selling prices generally fluctuate with changes in raw material prices; therefore, pounds sold is an additional measurement of the Company's performance. The COMEX average copper price in 2001 was approximately 14 percent less than the 2000 average. This change impacted the Company's net sales and cost of goods sold.

     Cost of goods sold decreased $151.6 million, to $806.0 million in 2001. This decrease was attributable to lower raw material costs, mostly copper, and reduced volumes. Gross profit was $238.8 million or 22.9 percent of net sales in 2001 compared with $280.9 million or 22.7 percent of net sales in 2000.
The decline in gross profit was due to lower volumes and reduced spreads in certain product lines, partially offset by reductions in manufacturing conversion costs.

     Depreciation and amortization increased to $42.1 million in 2001 compared with $37.5 million in 2000. This increase was due to capital expenditures in recent years. Selling, general, and administrative expense decreased to $87.7 million in 2001 reflecting lower volume and results of cost containment measures.

     Interest expense decreased to $3.4 million in 2001 from $9.3 million in 2000. This decrease was due to debt reductions combined with lower borrowing rates. The Company capitalized interest of $1.4 million for major capital improvement projects in 2001 compared with $1.2 million in 2000. The provision for environmental reserves totaled $3.6 million in 2001 compared with $2.0 million in 2000. Other income decreased to $5.9 million in 2001 from $9.6 million in 2000, primarily due to less interest income.

     The Company provided $41.0 million for income taxes in 2001, of which $15.8 million was deferred. Current income tax expense of $25.2 million decreased from 2000 primarily due to decreased earnings. The 2001 effective tax rate of 38.0 percent compares with the 2000 rate of 36.9 percent.

     The Company's employment was approximately 3,750 at the end of 2001. This compares with approximately 4,300 at the 2000 year-end.

    Standard Products Division

     Net sales by SPD were $773.8 million in 2001 compared with $910.0 million in 2000 for a 15 percent decrease. Operating income was $102.8 million in 2001 compared with $128.5 million in 2000. During 2001, the Company began moving its line set operations from Clinton, Tennessee, to its Wynne, Arkansas, copper tube mill. Benefits from this move including reduced in-process inventories and reduced material handling will commence in 2002. The Company also discontinued manufacturing metric copper fittings at its Strathroy, Ontario, Canada facility. Sales of metric fittings exported into the European market totaled less than $7 million in 2001. Approximately $1.2 million was charged to operations in 2001 for the rationalization of these two businesses.

    Industrial Products Division

     IPD's net sales were $251.7 million in 2001 compared with $307.2 million in 2000. Operating income was $17.5 million in 2001 compared with $30.6 million in 2000. Volume declines as well as reduced spreads were responsible for the shortfall in current year earnings.

    Other Businesses

     Utah Railway Company hauled 5.5 million tons of coal in 2001, 8 percent less than in 2000. The decrease in volume was attributable to the loss of shipments from one of the mines served by the railroad, which suspended operations in August 2000. Segment revenue totaled $23.4 million in 2001 compared with $24.7 million in 2000. Operating income was $1.7 million in 2001 compared with $3.4 million in 2000.

  2000 Performance Compared with 1999

     Consolidated net sales in 2000 were $1.24 billion or 3.4 percent higher than $1.20 billion in 1999. Pounds of product sold totaled 785.9 million in 2000 or 3.6 percent less than the 815.2 million pounds sold in 1999. The decrease in pounds sold was a result of production interruptions in the first quarter and the slower economic environment in the second half of the year. The COMEX average copper price in 2000 was approximately 16.4 percent higher than the 1999 average.

     Cost of goods sold increased $42.5 million, to $957.6 million in 2000. This increase was primarily attributable to higher raw material costs, mostly copper. Gross profit was 22.7 percent of net sales in 2000 compared with 23.6 percent of net sales in 1999. The decline in gross profit was due to lower volumes and increases in raw material and energy costs in the second half of 2000.

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

     The Company's employment was approximately 4,300 at the end of 2000. This compares to approximately 4,350 at the 1999 year-end.

    Standard Products Division

     Net sales by SPD were $910.0 million in 2000 compared with $882.5 million in 1999 for a 3.1 percent increase. Operating income was $128.5 million in 2000 compared with $129.1 million in 1999. Higher raw material and energy costs were factors in reducing margins and operating income. During 2000, operating income was reduced by a $2.1 million charge for expected severance and termination costs associated with our European modernization program.

    Industrial Products Division

     IPD's net sales were $307.2 million in 2000 compared with $294.8 million in 1999. During 2000, the Company completed two acquisitions: (i) Micro Gauge, Inc. and a related business, Micro Gauge Machining, Inc., a specialized machining operation and (ii) Propipe Technologies, Inc., a fabricator of gas train manifold systems. Operating income was $30.6 million in 2000 compared with $29.9 million in 1999. Increased volume and lower manufacturing costs accounted for the profit improvement.

    Other Businesses

     Utah Railway Company hauled 6.0 million tons of coal in 2000, 12.6 percent more than in 1999. During 2000, a fire occurred at one of the coal mines served by Utah Railway. Shipments from the mine were suspended during the latter half of the year. Segment revenue totaled $24.7 million in 2000 compared with $22.3 million in 1999. Operating income was $3.4 million in 2000 compared with $3.3 million in 1999.


Liquidity and Capital Resources

     The Company's cash and cash equivalents balance increased to $121.9 million at year-end. Major components of the 2001 change included $125.8 million of cash provided by operating activities, $48.9 million of cash used in investing activities and $54.2 million of cash used in financing activities.

     Net income of $67.0 million in 2001 was the primary component of cash provided by operating activities. Depreciation and amortization of $42.1 million and deferred income taxes of $15.8 million were the primary non-cash adjustments. Major changes in working capital included a $15.0 million decrease in inventories and a $16.4 million decrease in current and other liabilities.

     The major component of net cash used in investing activities during 2001 was $49.1 million for capital expenditures. Capital expenditures were primarily related to improvements in manufacturing processes.

     Net cash used in financing activities totaled $54.2 million. During 2001, the Company used $65.9 million for debt repayments offset by $10.0 million of proceeds from the issuance of long-term debt.

     The Company has a $200 million unsecured line-of-credit (Credit Facility) which expires in November 2003. At year-end, the Company had borrowings of $30.0 million against the Credit Facility. Additionally, approximately $6.4 million in letters of credit were backed by the Credit Facility at the end of 2001. At December 29, 2001, the Company's total debt was $51.0 million or seven percent of its total capitalization.

     Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all of its debt covenants.

     The Company's major capital projects were substantially complete in 2001, including casting facilities at the Company's brass rod mill, modernization of the European copper tube mill, and installation of an additional extrusion press at the Company's Fulton, Mississippi, copper tube mill. The Company expects to invest between $35 and $40 million for capital projects during 2002.

     Contractual cash obligations of the Company at December 29, 2001 included the following:

(In millions)
                                         Payments Due by Year
                                               2003-     2005-
                           Total     2002      2004      2006      Thereafter
Long-term debt,
  including capital
  lease obligations        $ 51.0    $  4.0    $ 36.4    $  0.2    $ 10.4
Operating leases             27.8       5.7      10.3       6.9       4.9
                            -----     -----     -----     -----     -----
Total
  contractual
  cash obligations         $ 78.8    $  9.7    $ 46.7    $  7.1    $ 15.3
                            =====     =====     =====     =====     =====

     Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories and accounts receivable.

     Management believes that cash provided by operations and currently available cash of $121.9 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio was 4 to 1 at December 29, 2001.

     On October 18, 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time over the next year through open market transactions or through privately negotiated transactions. During 2000, this authorization was expanded and extended to repurchase up to a total of ten million shares. During 2001, the authorization was extended through October, 2002. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 29, 2001, the Company has repurchased approximately 2.3 million shares under this authorization.

Environmental Matters

     The Company ended 2001 with total environmental reserves of approximately $9.2 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.


Market Risk

     The Company is exposed to market risk from changes in interest rates, foreign exchange, raw material costs, and energy costs. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

  Interest Rates

     At December 29, 2001 and December 30, 2000, the fair value of the Company's debt was estimated at $51.9 million, and $107.1 million, respectively, using yields obtained for similar types of borrowing arrangements and taking into consideration the underlying terms of the debt. Such fair value exceeded the carrying value of debt at December 29, 2001 by $0.9 million and at December 30, 2000 by $0.2 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounted to $0.5 million at December 29, 2001 and $0.2 million at December 30, 2000.

     The Company had $30.3 million of variable-rate debt outstanding at December 29, 2001 and $90.5 million at December 30, 2000. At these borrowing levels, a hypothetical 10 percent increase in interest rates would have had an unfavorable impact on the Company's pretax earnings and cash flows of $0.1 million in 2001 and $0.6 million in 2000. The primary interest rate exposure on floating-rate debt is based on LIBOR.

  Foreign Currency Exchange Rates

     Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed-rate contracts to hedge such transactional exposures. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon collection of receivables. At year-end, the Company held open forward contracts to exchange approximately $1.4 million for various foreign currencies over the next six months.

     The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, the Euro, and the Mexican peso. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S dollars using the year-end exchange rates was $115 million at December 29, 2001 and $101 million at December 30, 2000. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 29, 2001, and December 30, 2000 amounted to $11.5 million and $10.1 million, respectively. This change would be reflected in the equity section of the Company's Consolidated Balance Sheet.

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

     The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize forward contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize forward contracts to manage price risk associated with inventory. Gains or losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open forward contracts to purchase approximately $1.6 million of copper over the next 12 months.

     Future contracts may also be used to manage price risk associated with natural gas purchases. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. At year-end, the Company held open hedge forward contracts to purchase approximately $4.4 million of natural gas over the next 15 months.


Critical Accounting Policies

     The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates and judgments that affect the amounts as reported in the Consolidated Financial Statements. The accounting policies that are most critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

  Inventory Valuation

     Inventories are valued at the lower of cost or market. The most significant component of the Company's inventories is copper. Open market prices and the mix of cathode and scrap purchases determine the cost of copper for the Company. Open market prices are subject to volatility. During periods when open market prices decline, the Company may need to provide an allowance to reduce the carrying value of the inventory. In addition, certain items in inventory may be considered obsolete, and as such, the Company may establish an allowance to reduce the carrying value of these items to their net realizable value. The amounts, if any, to provide in these inventory allowances are determined by the Company based on certain estimates, assumptions, and judgments made from the information available at that time.


  Deferred Taxes

     Deferred tax assets and liabilities are recognized on the differences between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records a valuation allowance to reduce its deferred tax asset to the amount it believes is more likely than not to be realized. The likelihood of realization is determined based on the Company's judgment, estimates, and assumptions regarding its future operations and the likelihood of adverse application of tax laws in the jurisdictions in which the Company operates.


  Environmental Reserves

     The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates its remediation obligations based upon reports of outside consultants, internal analyses of clean-up costs and ongoing monitoring, communications with regulatory agencies, and changes in environmental law.
The Company adjusts its environmental reserves when further information develops or circumstances change.


Recently Issued Accounting Standards

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business
Combinations" (SFAS No. 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS No. 142 in 2002 is expected to increase operating income $4.6 million and net income $4.0 million, or 11 cents per diluted share. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of the beginning of its fiscal year. Any impairment charge resulting from these tests will be reflected as the cumulative effect of a change in accounting principle as of the beginning of 2002. The Company believes the results of the impairment tests will not have a significant effect on its earnings or its financial position.

     The FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 will not have a significant effect on earnings or the financial position of the Company.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS No. 144 will not have a significant effect on earnings or the financial position of the Company.


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

     Such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) continuation of the strong domestic housing and commercial construction industry environment; (iii) fluctuations in commodity prices (including prices of copper and other raw materials); (iv) competitive factors and competitor responses to Mueller initiatives; (v) successful implementation and completion of major capital projects; (vi) stability of government laws and regulations, including taxes; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

Mueller Industries, Inc.
Consolidated Statements of Income
Years Ended December 29, 2001, December 30, 2000, and December 25, 1999

(In thousands, except per share data)
                                            2001          2000          1999
Net sales                               $1,044,787    $1,238,441    $1,197,270

Cost of goods sold                         805,961       957,584       915,057
                                         ---------     ---------     ---------
Gross profit                               238,826       280,857       282,213

Depreciation and amortization               42,083        37,457        36,986
Selling, general, and
   administrative expense                   87,678        94,754        97,301
                                         ---------     ---------     ---------
Operating income                           109,065       148,646       147,926

Interest expense                            (3,417)       (9,287)      (11,681)
Environmental expense                       (3,600)       (2,049)            -
Other income, net                            5,944         9,603         9,464
                                         ---------     ---------     ---------
Income before income taxes                 107,992       146,913       145,709

Income tax expense                         (41,037)      (54,223)      (46,430)
                                         ---------     ---------     ---------
NET INCOME                              $   66,955    $   92,690    $   99,279
                                         =========     =========     =========


Weighted average shares for basic
   earnings per share                       33,409        34,305        35,594
Effect of dilutive stock options             3,836         3,791         4,011
                                         ---------     ---------     ---------
Adjusted weighted average shares for
   diluted earnings per share               37,245        38,096        39,605
                                         =========     =========     =========

BASIC EARNINGS PER SHARE                $     2.00    $     2.70    $     2.79
                                         =========     =========     =========

DILUTED EARNINGS PER SHARE              $     1.80    $     2.43    $     2.51
                                         =========     =========     =========



See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets
As of December 29, 2001 and December 30, 2000

(In thousands)
                                                        2001           2000
ASSETS
Current assets
   Cash and cash equivalents                         $ 121,862      $ 100,268

   Accounts receivable, less allowance for
      doubtful accounts of $6,573 in 2001
      and $5,612 in 2000                               148,808        152,157

   Inventories                                         126,629        142,325

   Current deferred income taxes                         2,654          4,101

   Other current assets                                  3,960          6,320
                                                      --------       --------

Total current assets                                   403,913        405,171

Property, plant, and equipment, net                    387,533        379,885

Goodwill, net                                           98,749        102,673

Other assets                                            25,870         22,547
                                                      --------       --------

TOTAL ASSETS                                         $ 916,065      $ 910,276
                                                      ========       ========






See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets (continued)
As of December 29, 2001 and December 30, 2000

(In thousands, except share data)
                                                        2001           2000
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt                 $   3,996      $   5,909
   Accounts payable                                     34,209         43,733
   Accrued wages and other employee costs               21,349         26,994
   Other current liabilities                            41,934         41,213
                                                      --------       --------
Total current liabilities                              101,488        117,849

Long-term debt, less current portion                    46,977        100,975
Pension liabilities                                      9,564          5,688
Postretirement benefits other than pensions             13,182         13,632
Environmental reserves                                   9,203          9,862
Deferred income taxes                                   51,768         39,362
Other noncurrent liabilities                            10,679          8,506
                                                      --------       --------
Total liabilities                                      242,861        295,874
                                                      --------       --------

Minority interest in subsidiaries                          271            297

Stockholders' equity
   Preferred stock - shares authorized 4,985,000;
      none outstanding                                       -              -

   Series A junior participating preferred stock -
      $1.00 par value; shares authorized 15,000;
      none outstanding                                       -              -

   Common stock - $.01 par value; shares authorized
      100,000,000; issued 40,091,502; outstanding
      33,466,512 in 2001 and 33,358,061 in 2000            401            401
   Additional paid-in capital, common                  261,647        260,979
   Retained earnings                                   532,122        465,167
   Accumulated other comprehensive loss                (22,038)       (11,826)
   Treasury common stock, at cost                      (99,199)      (100,616)
                                                      --------       --------
Total stockholders' equity                             672,933        614,105
                                                      --------       --------
Commitments and contingencies                                -              -
                                                      --------       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 916,065      $ 910,276
                                                      ========       ========


See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Cash Flows
Years Ended December 29, 2001, December 30, 2000, and December 25, 1999

(In thousands)
                                            2001          2000          1999
OPERATING ACTIVITIES:
Net income                              $   66,955    $   92,690    $   99,279
Reconciliation of net income to net
  cash provided by operating
  activities:
   Depreciation                             37,008        32,601        31,130
   Amortization                              5,075         4,856         5,856
   Provision for doubtful
    accounts receivable                      1,704           663         1,503
   Minority interest in subsidiaries,
    net of dividend paid                       (26)          (57)            -
   Deferred income taxes                    15,801         8,912        31,257
   Income tax benefit from exercise
    of stock options                           356         1,402             -
   Gain on disposal of properties             (249)         (413)       (1,847)
   Changes in assets and liabilities,
    net of businesses acquired:
      Receivables                              270        15,862       (15,339)
      Inventories                           14,983       (22,835)       12,992
      Other assets                           1,621           621        14,973
      Current liabilities                  (15,543)      (11,597)          622
      Other liabilities                       (871)          (43)      (14,657)
      Other, net                            (1,318)       (4,188)       (1,014)
                                         ---------     ---------     ---------
Net cash provided by
   operating activities                    125,766       118,474       164,755
                                         ---------     ---------     ---------

INVESTING ACTIVITIES:
Acquisition of businesses                        -       (15,245)         (675)
Capital expenditures                       (49,081)      (63,458)      (40,115)
Proceeds from sales of properties            2,715           683         7,137
Escrowed IRB proceeds                       (2,515)            -         6,022
Note receivable                                  -             -         4,484
                                         ---------     ---------     ---------
Net cash used in investing activities      (48,881)      (78,020)      (23,147)
                                         ---------     ---------     ---------

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt    10,000        90,000       125,000
Repayments of long-term debt               (65,911)     (132,986)      (29,819)
Proceeds from the sale of treasury stock     1,729         2,708         1,093
Acquisition of treasury stock                    -       (48,411)      (29,669)
Net repayments on lines of credit                -             -      (139,840)
                                         ---------     ---------     ---------
Net cash used in financing activities      (54,182)      (88,689)      (73,235)
                                         ---------     ---------     ---------

See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Cash Flows (continued)
Years Ended December 29, 2001, December 30, 2000, and December 25, 1999

(In thousands)
                                            2001          2000          1999
Effect of exchange rate changes on cash $   (1,109)   $     (951)   $      513
                                         ---------     ---------     ---------

Increase (decrease) in cash and
  cash equivalents                          21,594       (49,186)       68,886

Cash and cash equivalents at the
  beginning of the year                    100,268       149,454        80,568
                                         ---------     ---------     ---------

CASH AND CASH EQUIVALENTS AT THE
  END OF THE YEAR                       $  121,862    $  100,268    $  149,454
                                         =========     =========     =========


For supplemental disclosures of cash flow information, see
Notes 1, 4, 6, and 12.

See accompanying notes to consolidated financial statements.



Mueller Industries, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 29, 2001, December 30, 2000, and December 25, 1999 (In thousands)

                                                                               Accumulated
                                    Common Stock      Additional               Other              Treasury Stock
                                 Number               Paid-In      Retained    Comprehensive   Number
                                 of Shares   Amount   Capital      Earnings    Income (Loss)   of Shares   Cost         Total

BALANCE, DECEMBER 26, 1998        40,092     $ 401    $ 258,171    $ 273,198   $  (3,317)       4,284      $ (26,331)   $ 502,122

Comprehensive income:
Net income                             -         -            -       99,279           -            -              -       99,279
Other comprehensive loss:
  Foreign currency translation         -         -            -            -      (4,795)           -              -       (4,795)
                                                                                                                         --------
Comprehensive income                                                                                                       94,484
Issuance of shares
  under incentive
  stock option plan                    -         -          406            -           -         (115)           687        1,093
Repurchase of common stock             -         -            -            -           -        1,004        (29,669)     (29,669)
Proceeds from payment
  on note receivable
  from officer                         -         -        1,400            -           -            -              -        1,400
                                 -------      ----     --------     --------    --------       ------       --------     --------

BALANCE, DECEMBER 25, 1999        40,092       401      259,977      372,477      (8,112)       5,173        (55,313)     569,430

Comprehensive income:
Net income                             -         -            -       92,690           -            -              -       92,690
Other comprehensive loss:
  Foreign currency translation         -         -            -            -      (3,714)           -              -       (3,714)
                                                                                                                         --------
Comprehensive income                                                                                                       88,976
Issuance of shares
  under incentive
  stock option plan                    -         -         (400)           -           -         (295)         3,108        2,708
Repurchase of common stock             -         -            -            -           -        1,856        (48,411)     (48,411)
Tax benefit related to
  employee stock options               -         -        1,402            -           -            -              -        1,402
                                 -------      ----     --------     --------    --------       ------       --------     --------

BALANCE, DECEMBER 30, 2000        40,092     $ 401    $ 260,979    $ 465,167   $ (11,826)       6,734      $(100,616)   $ 614,105
                                 =======      ====     ========     ========    ========       ======       ========     ========







See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Stockholders' Equity (continued)
Years Ended December 29, 2001, December 30, 2000, and December 25, 1999 (In thousands)

                                                                               Accumulated
                                    Common Stock      Additional               Other              Treasury Stock
                                 Number               Paid-In      Retained    Comprehensive   Number
                                 of Shares   Amount   Capital      Earnings    Income (Loss)   of Shares   Cost         Total

BALANCE, DECEMBER 30, 2000        40,092     $ 401    $ 260,979    $ 465,167   $ (11,826)       6,734      $(100,616)   $ 614,105

Comprehensive income:
Net income                             -         -            -       66,955           -            -              -       66,955
Other comprehensive
  income (loss):
  Foreign currency translation         -         -            -            -      (4,564)           -              -       (4,564)
  Minimum pension liability
    adjustment, net of
    applicable income tax
    benefit of $1,165                  -         -            -            -      (4,370)           -              -       (4,370)
  Cumulative effect of change
    in accounting for
    derivative financial
    instruments, net of
    applicable income taxes
    of $75                             -         -            -            -         122            -              -          122
  Change in fair value of
    derivatives, net of
    applicable income tax
    benefit of $1,414                  -         -            -            -      (2,306)           -              -       (2,306)
  Losses reclassified into
    earnings from other
    comprehensive income, net
    of applicable income tax
    benefit of $556                    -         -            -            -         906            -              -          906
                                                                                                                         --------
Comprehensive income                                                                                                       56,743
Issuance of shares
  under incentive
  stock option plan                    -         -          312            -           -         (109)         1,417        1,729
Tax benefit related to
  employee stock options               -         -          356            -           -            -              -          356
                                 -------      ----     --------     --------    --------       ------       --------     --------

BALANCE, DECEMBER 29, 2001        40,092     $ 401    $ 261,647    $ 532,122   $ (22,038)       6,625      $ (99,199)   $ 672,933
                                 =======      ====     ========     ========    ========       ======       ========     ========


See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

  Nature of Operations

     The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. During 2001, the Company operated 22 factories in eight states, Canada, Great Britain, and France and had distribution facilities nationwide and sales representation worldwide. The Company also operates a short line railroad through its subsidiary, Utah Railway Company.

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

  Intangible Assets

     The excess of the cost over the fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 20 to 25 years. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. Accumulated amortization as of December 29, 2001 and December 30, 2000 was $17.7 and $12.6 million, respectively. The Company continually evaluates the carrying value of long-lived assets. Any impairments would be recognized when the expected future undiscounted cash flows derived from such long-lived assets are less than their carrying value.

  Revenue Recognition

     Revenue is recognized when products are shipped or services are performed. The Company classifies the cost of shipping its product to customers as a component of cost of goods sold in accordance with Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

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

  Income Taxes

     The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for
Income Taxes."

  Cash Equivalents

     Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 29, 2001 and December 30, 2000, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $122.1 million and $105.3 million, respectively.

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

     At December 29, 2001, the Company held open forward commitments to purchase approximately $1.6 million of copper in the next 12 months, approximately $4.4 million of natural gas in the next 15 months, and to exchange approximately $1.4 million for various foreign currencies in the next six months.

  Derivative Instruments and Hedging Activities

     Effective at the beginning of fiscal 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No. 138), which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 and SFAS No. 138 as of the beginning of fiscal 2001 was not material to the Company's consolidated financial statements. The amounts of gains and losses reported in accumulated other comprehensive loss upon adoption of SFAS No. 133 and SFAS No. 138 that were reclassified into earnings during the 12 months following the adoption were also not material to the Company's consolidated financial statements.

     The Company has utilized forward contracts to manage the volatility related to purchases of copper and natural gas, and sales denominated in foreign currencies. In addition, the Company has reduced its exposure to increases in interest rates by entering into an interest rate swap contract. These contracts have been designated as cash flow hedges. In accordance with SFAS No. 133, the Company has recorded the fair value of these contracts in the Consolidated Balance Sheet. The related gains and losses on the contracts are deferred in stockholders' equity as a component of comprehensive income. With respect to the copper and natural gas contracts, deferred gains and losses are recognized in cost of goods sold in the period in which the related sales of the commodities or consumption are recognized. Deferred gains and losses on foreign currency contracts are recognized in selling, general, and administrative expense in the period in which the foreign sales are collected. Deferred gain or loss on the interest rate swap contract is recognized in interest expense in the period in which the related interest payment being hedged has been expensed. As of December 29, 2001, the Company expects to reclassify $1.0 million of net losses on derivative instruments from accumulated other comprehensive loss into earnings during the next 12 months. To the extent that the changes in the fair value of the contracts do not perfectly offset the changes in the present value of the hedged transactions, that ineffective portion is immediately recognized in earnings. Gains and losses recognized by the Company in 2001 related to the ineffective portion of its hedging instruments as well as gains and losses related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness were not material to the Company's financial statements. Should these contracts no longer meet hedge criteria in accordance with SFAS No. 133, either through lack of effectiveness or because the hedged transaction is not probable of occurring, all deferred gains and losses related to the hedge will be immediately reclassified from accumulated other comprehensive loss into earnings.

     Prior to the adoption of SFAS No. 133, the Company also used copper, natural gas, and foreign currency forward contracts for hedging purposes. Unrealized gains and losses on these contracts were not recognized in income. Realized gains and losses were recognized when the related operating revenue or expense was recognized.

  Fair Value of Financial Instruments

     The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturity of these instruments. Using a discounted cash flow analysis, the fair value of the Company's long-term debt instruments exceeded their carrying value by $0.9 million and $0.2 million at December 29, 2001 and December 30, 2000, respectively, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's interest rate swap contract was approximately $(0.3) million at December 29, 2001. This value represents the estimated amount the Company would need to pay if such contract is terminated before maturity, principally resulting from market interest rate decreases. The contracted rates on committed forward contracts exceeded the market rates for similar term contracts by approximately $1.9 million at December 29, 2001. The Company estimates the fair value of contracts by obtaining quoted market prices.

     Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Foreign Currency Translation

     For foreign subsidiaries, the functional currency is the local currency. Balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included in stockholders' equity as a component of comprehensive income. Transaction gains and losses included in the Consolidated Statements of Income were not significant.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Recently Issued Accounting Standards

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business
Combinations", (SFAS No. 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS No. 142 in 2002 is expected to increase operating income by $4.6 million and net income by $4.0 million, or 11 cents per diluted share. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of the beginning of its fiscal year. Any impairment charge resulting from these tests will be reflected as the cumulative effect of a change in accounting principle as of the beginning of 2002. The Company believes the results of the impairment tests will not have a significant effect on its earnings or its financial position.

     The FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No.143) in June
2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 will not have a significant effect on earnings or the financial position of the Company.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS No. 144 will not have a significant effect on earnings or the financial position of the Company.

  Reclassifications

     Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.

Note 2 - Inventories

(In thousands)
                                                        2001           2000
Raw material and supplies                            $  28,185      $  25,111
Work-in-process                                         16,346         19,941
Finished goods                                          82,098         97,273
                                                      --------       --------
Inventories                                          $ 126,629      $ 142,325
                                                      ========       ========

     Inventories valued using the LIFO method totaled $33.7 million at December 29, 2001 and $37.3 million at December 30, 2000. At December 29, 2001 and December 30, 2000, the FIFO cost of such inventories approximates the LIFO values.


Note 3 - Property, Plant, and Equipment, Net

(In thousands)
                                                        2001           2000
Land and land improvements                           $   9,266      $   9,162
Buildings                                               83,125         73,268
Machinery and equipment                                458,898        419,290
Construction in progress                                26,748         47,552
                                                      --------       --------
                                                       578,037        549,272
Less accumulated depreciation                         (190,504)      (169,387)
                                                      --------       --------
Property, plant, and equipment, net                  $ 387,533      $ 379,885
                                                      ========       ========

Note 4 - Long-Term Debt

(In thousands)
                                                        2001           2000
Line-of-credit at floating rate,
  matures November 2003                              $  30,000      $  90,000
2001 Series IRBs with interest at
  6.63%, due 2021                                       10,000              -
1997 Series IRBs with interest at
  7.39%, due through 2014                               10,125         13,625
1997 Series IRBs with interest at
  7.31%, due through 2009                                  545          1,005
1994 Series IRBs with interest at
  8.825%, due through 2001                                   -          1,286
Other, including capitalized
  lease obligations                                        303            968
                                                      --------       --------
                                                        50,973        106,884
Less current portion of long-term debt                  (3,996)        (5,909)
                                                      --------       --------
Long-term debt                                       $  46,977      $ 100,975
                                                      ========       ========

     On November 30, 2000, the Company executed a Credit Agreement (the Agreement) with a syndicate of six banks establishing an unsecured $200 million revolving credit facility (the Credit Facility) which matures in November 2003. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) LIBOR plus a variable premium or (ii) the larger of Prime, or the Federal Funds rate plus .50 percent. LIBOR advances may be based upon the one, two, three, or six-month LIBOR. The variable premium over LIBOR is based on certain financial ratios, and can range from 25 to 40 basis points. At December 29, 2001, the premium was 25 basis points. Additionally, a facility fee is payable quarterly on the total commitment and varies from
12.5 to 22.5 basis points based upon the Company's capitalization ratio. When funded debt is 50 percent or more of the commitment, a utilization fee is payable quarterly on the average loan balance outstanding and varies from 0 to 20 basis points based upon the capitalization ratio. Proceeds from the initial draw on the Credit Facility were used to pay off existing notes. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $6.4 million at December 29, 2001.

     Borrowings under the above Agreement require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. The Company is in compliance with all debt covenants.

     On February 13, 2001, the Company, through a wholly owned subsidiary, issued $10 million of 2001 Series IRBs. The Company entered into an interest rate swap agreement, which fixes the interest rate at 6.63 percent for seven years. Subsequent to the seven-year period, the rate will convert to LIBOR plus .90 percent. The IRBs call for quarterly interest payments through March 1, 2011 and for quarterly principal payments of $250 thousand plus interest from June 1, 2011 to March 1, 2021.

     Aggregate annual maturities of the Company's debt are $4.0 million, $33.7 million, $2.7 million, $0.1 million, and $0.1 million for the years 2002 through 2006 respectively, and $10.4 million thereafter. Interest paid in 2001, 2000, and 1999 was $5.5 million, $10.6 million, and $12.4 million, respectively. During 2001, 2000, and 1999, the Company capitalized interest of $1.4 million, $1.2 million, and $0.4 million, respectively, related to its major capital improvement programs.


Note 5 - Stockholders' Equity

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

     On October 18, 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time over the next year through open market transactions or through privately negotiated transactions. During 2000, this authorization was expanded to purchase up to 10 million shares. During 2001, this authorization was extended through October 2002. The Company will have no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 29, 2001, the Company has repurchased approximately 2.3 million shares under this authorization.


Note 6 - Income Taxes

     The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)
                                            2001          2000          1999
Domestic                                $  120,486    $  156,150    $  154,765
Foreign                                    (12,494)       (9,237)       (9,056)
                                         ---------     ---------     ---------
Income before income taxes              $  107,992    $  146,913    $  145,709
                                         =========     =========     =========

     Income tax expense consists of the following:

(In thousands)
                                            2001          2000          1999
Current tax expense:
   Federal                              $   23,266    $   42,479    $   12,052
   Foreign                                     595           816         1,692
   State and local                           1,375         2,016         1,429
                                         ---------     ---------     ---------
Current tax expense                         25,236        45,311        15,173
                                         ---------     ---------     ---------

Deferred tax expense:
   Federal                                  15,096         8,412        30,570
   Foreign                                     (54)            -             -
   State and local                             759           500           687
                                         ---------     ---------     ---------
Deferred tax expense                        15,801         8,912        31,257
                                         ---------     ---------     ---------
Income tax expense                      $   41,037    $   54,223    $   46,430
                                         =========     =========     =========

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

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes is reconciled as follows:

(In thousands)
                                            2001          2000          1999
Expected income tax expense             $   37,797    $   51,420    $   50,998
State and local income tax,
  net of federal benefit                     1,653         1,810         1,616
Foreign income taxes                         4,327         3,493         4,371
Valuation allowance                           (284)       (3,923)       (8,220)
Other, net                                  (2,456)        1,423        (2,335)
                                         ---------     ---------     ---------
Income tax expense                      $   41,037    $   54,223    $   46,430
                                         =========     =========     =========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                        2001           2000
Deferred tax assets:
  Accounts receivable                                $   1,880      $   1,961
  Inventories                                            1,628          1,140
  Pension, OPEB, and accrued items                      11,078          9,649
  Other reserves                                         7,365         10,392
  Net operating loss carryforwards                      31,775         33,313
  Capital loss carryforwards                            17,500            760
  Foreign tax credits                                       95            359
  Alternative minimum tax
    credit carryforwards                                 4,243          4,026
  Other                                                  3,207              -
                                                      --------       --------

Total deferred tax assets                               78,771         61,600

Less valuation allowance                               (58,535)       (34,286)
                                                      --------       --------

Deferred tax assets, net of
  valuation allowance                                   20,236         27,314
                                                      --------       --------

Deferred tax liabilities:
  Property, plant, and equipment                        67,396         60,566
  Other                                                  1,954          2,009
                                                      --------       --------
Total deferred tax liabilities                          69,350         62,575
                                                      --------       --------
Net deferred tax liability                           $ (49,114)     $ (35,261)
                                                      ========       ========

     During 2001, the Company's valuation allowance increased $24.0 million primarily as a result of fully providing for the capital loss carryforward described below as well as foreign net operating loss carryforwards generated during the year.

     As of December 29, 2001, the Company had recognized domestic net operating loss carryforwards (NOLs) of $32.7 million, of which $25.9 million expire in 2005 and $6.8 million expire in 2006. Annual limitations on these NOLs are approximately $17.2 million in 2002, and approximately $14.4 million thereafter. During 2000 and 1999, the Company recognized $3.8 million and $2.3 million, respectively, of NOL tax attributes, reducing the deferred income tax provision in each year. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.2 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     As of December 29, 2001, the Company had foreign net operating loss carryforwards (foreign NOLs) available to offset $61.5 million of foreign subsidiary income. These foreign NOLs have not been recognized and expire as follows: $2.1 million in 2002, $1.5 million in 2003, $7.7 million in 2004, $2.8 million in 2005, and $1.9 million in 2006. The remaining $45.5 million of foreign NOLs are available to offset foreign subsidiary income over an indefinite period.

     The 1999 sale of a subsidiary resulted in the realization of an ordinary federal tax loss of approximately $70 million of which $45 million has been recognized. The Internal Revenue Service agreed to allow this loss as part of the comprehensive closing agreement which concluded the audit of the years 1993 through 1995. For financial reporting purposes, additional recognition may occur in future periods.

     Based upon a recent Federal Circuit Court decision, the Company has filed an amended return claiming $49 million of capital loss carryforward from 1999. The Company cannot predict the likelihood of the claim's success at this time. This unrecognized capital loss may be available to offset capital gains of the Company, if any, through December 25, 2004.

     Income taxes paid were approximately $28.3 million in 2001, $43.6 million in 2000, and $13.5 million in 1999.


Note 7 - Other Current Liabilities

     Included in other current liabilities were accrued discounts and allowances of $22.5 million at December 29, 2001, and $20.0 million at December 30, 2000.


Note 8 - Employee Benefits

     The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 29, 2001, and a statement of the plans' funded status as of December 29, 2001 and December 30, 2000:

(In thousands)
                                 Pension Benefits          Other Benefits
                                2001         2000         2001         2000
Change in benefit
  obligation:
   Obligation at
      beginning of year      $ 103,417    $ 104,676    $   7,996    $   8,223
   Service cost                  1,802        2,620           13           16
   Interest cost                 7,222        7,193          702          621
   Participant contributions       408          400            -            -
   Plan amendments                   -          562            -            -
   Actuarial (gain) loss          (617)      (3,970)       1,659         (359)
   Business acquisitions             -          185            -            -
   Benefit payments             (7,324)      (5,316)      (1,365)        (505)
   Curtailments                 (2,429)           -         (891)           -
   Settlement                     (122)         (55)           -            -
   Foreign currency
      translation adjustment      (888)      (2,878)           -            -
                              --------     --------     --------     --------
Obligation at end of year    $ 101,469    $ 103,417    $   8,114    $   7,996
                              ========     ========     ========     ========

Change in fair value
  of plan assets:
   Fair value of plan
      assets at beginning
      of year                $ 126,683    $ 123,979    $       -    $       -
   Actual return on
      plan assets               (7,523)       8,970            -            -
   Employer contributions        1,331        1,702        1,365          505
   Participant contributions       408          400            -            -
   Benefit payments             (7,324)      (5,316)      (1,365)        (505)
   Settlement                     (122)         (55)           -            -
   Foreign currency
      translation adjustment      (890)      (2,997)           -            -
                              --------     --------     --------     --------
Fair value of plan assets
  at end of year             $ 112,563    $ 126,683    $       -    $       -
                              ========     ========     ========     ========


Funded status:
   Funded (underfunded)
      status at end of year  $  11,094    $  23,266    $  (8,114)   $  (7,996)
   Unrecognized prior
      service cost               4,005        4,909          (96)        (104)
   Unrecognized (gain) loss    (11,870)     (28,604)         386         (705)
                              --------     --------     --------     --------

Net amount recognized        $   3,229    $    (429)   $  (7,824)   $  (8,805)
                              ========     ========     ========     ========

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $43.6 million, $42.1 million, and $38.4 million, respectively, as of December 29, 2001, and $1.8 million, $1.8 million, and $1.4 million, respectively, as of December 30, 2000.

     The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 29, 2001 and December 30, 2000:

(In thousands)
                                 Pension Benefits          Other Benefits
                                2001         2000         2001         2000
Prepaid benefit cost         $   6,956    $   4,809    $       -    $       -
Accrued benefit liability       (9,262)      (5,238)      (7,824)      (8,805)
Accumulated other
  comprehensive income           5,535            -            -            -
                              --------     --------     --------     --------

Net amount recognized        $   3,229    $    (429)   $  (7,824)   $  (8,805)
                              ========     ========     ========     ========

The components of net periodic benefit cost (income) are as follows:

(In thousands)
                                            2001          2000          1999
Pension benefits:
   Service cost                         $    1,802    $    2,620    $    3,180
   Interest cost                             7,222         7,193         6,834
   Expected return on
      plan assets                           (9,794)       (9,614)       (8,146)
   Amortization of prior
      service cost                             904           875           869
   Amortization of net gain                 (1,749)       (1,701)         (933)
                                         ---------     ---------     ---------
Net periodic benefit
  cost (income)                         $   (1,615)   $     (627)   $    1,804
                                         =========     =========     =========

Other benefits:
   Service cost                         $       13    $       16    $       19
   Interest cost                               702           621           647
   Amortization of prior
      service cost                              (8)           (8)           (8)
   Amortization of net gain                      -           (25)          (23)
   Curtailment gain                           (323)            -             -
                                         ---------     ---------     ---------

Net periodic benefit cost               $      384    $      604    $      635
                                         =========     =========     =========

     In 2001, the Company significantly reduced the number of participants in one of its defined benefit pension plans. In accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Company did not recognize a curtailment gain as the reduction of the benefit obligation resulting from the curtailment was less than the previously unrecognized net loss on that plan.

     Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

     The assumptions used in the measurement of the Company's benefit obligations are as follows:

(In thousands)
                                 Pension Benefits          Other Benefits
                                2001         2000         2001         1999
Weighted average
  assumptions:
   Discount rate                7.25%        7.17%        8.34%        8.21%
   Expected return
      on plan assets            8.10%        7.96%        N/A          N/A
   Rate of compensation
      increases                 4.25%        3.25%        N/A          N/A

     Only one pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service.

     The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 8.0 to
11.5 percent for 2002, gradually decrease to 6.0 percent for 2011, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $646 thousand and the service and interest cost components of net periodic postretirement benefit costs by $54 thousand for 2001. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 2001 by $590 thousand and $50 thousand, respectively.

     The Company sponsors voluntary employee savings plans that qualify under
Section 401(k). Compensation expense for the Company's matching contribution to the 401(k) plans was $2.1 million in 2001, $2.0 million in 2000, and $1.5 million in 1999. The Company's match is a cash contribution.

     Participants direct the investment of their account balances by allocating among a range of asset classes including mutual funds (equity, fixed income, and balanced funds), and money market funds. The plans do not offer direct investment in securities issued by the Company.

     In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation, and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability.

     The Company maintains a nonqualified, deferred compensation plan, which permits certain management employees to annually elect to defer, on a pretax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2001, the Company match was discontinued. Other expenses associated with the plan in 2001 were insignificant. Expenses associated with the deferred compensation plan were $0.2 million, and $0.5 million in 2000 and 1999, respectively. The Company has invested in certain assets to assist in funding this plan. The fair value of these assets, included in other assets, was $5.5 million and $5.1 million at December 29, 2001 and December 30, 2000, respectively.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.3 million for 2001, 2000, and 1999.


Note 9 - Commitments and Contingencies

     The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. It has provided and charged to income $3.6 million in 2001 and $2.0 million in 2000, for pending environmental matters. The basis for the provision is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the financial condition or results of operations of the Company.

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company leases certain facilities and equipment under operating leases expiring on various dates through 2011. The lease payments under these agreements aggregate to approximately $5.7 million in 2002, $5.2 million in 2003, $5.1 million in 2004, $4.0 million in 2005, $2.9 million in 2006, and
$4.9 million thereafter. Total lease expense amounted to $8.8 million in 2001, $9.0 million in 2000 and $10.9 million in 1999.


Note 10 - Other Income, Net

(In thousands)
                                            2001          2000          1999
Rent and royalties                      $      692    $      799    $    1,026
Interest income                              4,977         8,391         6,591
Gain on disposal of properties, net            249           413         1,847
Minority interest in income
   of subsidiaries                              26             -             -
                                         ---------     ---------     ---------
Other income, net                       $    5,944    $    9,603    $    9,464
                                         =========     =========     =========


Note 11 - Stock Options

     The Company follows APB No. 25 in accounting for its employee stock options. Under APB No.25, no compensation expense is recognized because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant.

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

     The income tax benefit associated with the exercise of stock options reduced income taxes payable, classified as other current liabilities, by $0.4 million in 2001 and $1.4 million in 2000. Such benefits are reflected as additions directly to additional paid-in capital.

     A summary of the Company's stock option activity and related information follows:

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Outstanding at December 26, 1998                      5,172      $    6.22
   Granted                                              158          34.25
   Exercised                                           (121)         10.60
   Expired, cancelled, or surrendered                   (10)         19.65
                                                   --------
Outstanding at December 25, 1999                      5,199           6.94
   Granted                                              150          24.42
   Exercised                                           (311)         10.07
   Expired, cancelled, or surrendered                   (16)         24.70
                                                   --------
Outstanding at December 30, 2000                      5,022           7.22
   Granted                                               76          29.43
   Exercised                                           (120)         17.55
   Expired, cancelled, or surrendered                   (42)         26.03
                                                   --------
Outstanding at December 29, 2001                      4,936      $    7.15
                                                   ========

Options exercisable at:
   December 25, 1999                                  4,410      $    4.17
   December 30, 2000                                  4,377           4.75
   December 29, 2001                                  4,462           5.24

     Exercise prices for stock options outstanding at December 29, 2001, ranged from $2.06 to $37.04. Of the 4.9 million stock options that are outstanding at year-end, 3.6 million are owned by Mr. Harvey L. Karp and expire one year after Mr. Karp's separation from employment with the Company. Mr. Karp's options have an exercise price of $2.06 per share. The weighted average remaining life of the remaining 1.3 million shares is 6.19 years, and the weighted average exercise price of these shares is $20.85. The weighted average fair value per option granted was $13.58 in 2001, $12.60 in 2000, and $17.71 in 1999.

     As of December 29, 2001, the Company had reserved 3.7 million shares of its common stock for issuance pursuant to certain stock option plans. Additionally, the Company had reserved 15 thousand shares of preferred stock for issuance pursuant to the shareholder rights plan.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using the following weighted average assumptions for the years 2001, 2000, and 1999: weighted average expected life of the options of six years; and no dividend payments. The weighted average risk free interest rate used in the model was
4.67 percent for 2001, 5.00 percent for 2000, and 6.84 percent for 1999. The volatility factor of the expected market value of the Company's common stock was 0.418 in 2001, 0.479 in 2000, and 0.433 in 1999.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

(In thousands, except per share data)
                                            2001          2000          1999
Net income                              $   66,955    $   92,690    $   99,279
SFAS No. 123 pro forma
  compensation expense                      (1,991)       (2,257)       (1,879)
                                         ---------     ---------     ---------
SFAS No. 123 pro forma
  net income                            $   64,964    $   90,433    $   97,400
                                         =========     =========     =========

Pro forma earnings per share:
   Basic                                $     1.94    $     2.64    $     2.74
   Diluted                              $     1.75    $     2.39    $     2.47
                                         =========     =========     =========


Note 12 - Acquisitions

     On April 20, 2000, Mueller acquired Micro Gauge, Inc. and a related business, Microgauge Machining Inc., (collectively Micro Gauge) for approximately $9.1 million. These acquisitions bring to our Industrial Products Division specialized machining capabilities, which were previously outsourced to Micro Gauge. In addition, on June 28, 2000, the Company acquired Propipe Technologies, Inc., a fabricator of gas train manifold systems, for approximately $6.1 million.

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

     The total fair value of assets acquired in 2000 was $19.1 million. Liabilities assumed in these acquisitions were $3.9 million. The excess of the purchase price over the net assets acquired in 2000 was $7.4 million, which is being amortized over 25 years.


Note 13 - Industry Segments

     The Company's three reportable segments include its Standard Products Division (SPD), its Industrial Products Division (IPD), and Other Businesses. These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income.

     SPD manufactures copper tube and fittings, plastic fittings, and line sets. These products are manufactured in the U.S. and Europe and are sold primarily to wholesalers.

     IPD manufactures brass rod, impact extrusions, and forgings as well as a variety of end-products including plumbing brass; automotive components; valves and fittings; and specialty copper, copper-alloy, and aluminum tubing. These products are sold primarily to OEM customers.

SEGMENT INFORMATION:

(In thousands)
                                            2001          2000          1999
Net sales:
   Standard Products Division           $  773,802    $  909,963    $  882,515
   Industrial Products Division            251,747       307,240       294,806
   Other Businesses                         23,399        24,667        22,263
   Elimination of intersegment sales        (4,161)       (3,429)       (2,314)
                                         ---------     ---------     ---------
                                        $1,044,787    $1,238,441    $1,197,270
                                         =========     =========     =========

Depreciation and amortization:
   Standard Products Division           $   29,549    $   26,246    $   26,495
   Industrial Products Division             10,098         8,791         7,936
   Other Businesses                            743           783           787
   General corporate                         1,693         1,637         1,768
                                         ---------     ---------     ---------
                                        $   42,083    $   37,457    $   36,986
                                         =========     =========     =========


Operating income:
   Standard Products Division           $  102,787    $  128,466    $  129,141
   Industrial Products Division             17,469        30,604        29,935
   Other Businesses                          1,682         3,377         3,297
   Unallocated expenses                    (12,873)      (13,801)      (14,447)
                                         ---------     ---------     ---------
                                        $  109,065    $  148,646    $  147,926
                                         =========     =========     =========

Expenditures for long-lived assets:
   Standard Products Division           $   33,902    $   43,581    $   31,089
   Industrial Products Division             10,379        34,380         5,063
   Other Businesses                            299            74           960
                                         ---------     ---------     ---------
                                        $   44,580    $   78,035    $   37,112
                                         =========     =========     =========


Segment assets:
   Standard Products Division           $  604,099    $  621,370    $  599,596
   Industrial Products Division            158,659       164,210       136,586
   Other Businesses                         30,348        30,014        40,088
   General corporate                       122,959        94,682       127,810
                                         ---------     ---------     ---------
                                        $  916,065    $  910,276    $  904,080
                                         =========     =========     =========

GEOGRAPHIC INFORMATION:

(In thousands)
                                            2001          2000          1999
Net sales:
   United States                        $  904,756    $1,081,799    $1,040,384
   Foreign                                 140,031       156,642       156,886
                                         ---------     ---------     ---------
                                        $1,044,787    $1,238,441    $1,197,270
                                         =========     =========     =========


Long-lived assets:
   United States                        $  451,231    $  455,356    $  425,214
   Foreign                                  60,921        49,749        38,120
                                         ---------     ---------     ---------
                                        $  512,152    $  505,105    $  463,334
                                         =========     =========     =========



Note 14 - Quarterly Financial Information (Unaudited)

(In thousands, except per share data)

                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
2001
Net sales                     $ 276,578   $ 286,021   $ 253,438   $ 228,750
Gross profit (1)                 58,462      66,931      62,629      50,804
Net income                       15,469      20,775      19,001      11,710
Basic earnings per share           0.46        0.62        0.57        0.35
Diluted earnings per share         0.42        0.56        0.51        0.31

2000
Net sales                     $ 309,336   $ 337,494   $ 304,017   $ 287,594
Gross profit (1)                 75,836      80,790      61,916      62,315
Net income                       26,566      29,762      19,307      17,055
Basic earnings per share           0.76        0.86        0.56        0.51
Diluted earnings per share         0.69        0.78        0.50        0.46

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.


Report Of Independent Auditors

The Stockholders of Mueller Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 29, 2001 and December 30, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

                                                   /s/Ernst & Young LLP
Memphis, Tennessee
February 5, 2002

Capital Stock Information

     The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2001 and 2000 were as follows:

                                            High         Low          Close
2001
Fourth quarter                            $ 33.73      $ 27.94      $ 33.53
Third quarter                               35.15        26.50        28.70
Second quarter                              34.87        28.38        32.91
First quarter                               32.11        25.05        30.04

2000
Fourth quarter                            $ 26.94      $ 20.06      $ 26.81
Third quarter                               32.25        22.06        22.56
Second quarter                              34.25        26.00        26.50
First quarter                               36.62        26.19        28.31

As of March 1, 2002, the number of holders of record of Mueller's common stock was approximately 2,700. On March 1, 2002, the closing price for Mueller's common stock on the New York Stock Exchange was $32.65.

The Company has paid no cash dividends on its common stock and presently does not anticipate paying cash dividends in the near future.


Selected Financial Data

(In thousands, except per share data)
                                 2001 (1)     2000 (1)     1999 (1)     1998 (1)     1997
For the fiscal year:
  Net sales                    $1,044,787   $1,238,441   $1,197,270   $  948,948   $  903,925
  Operating income                109,065      148,646      147,926      108,809       99,709
  Net income                       66,955       92,690       99,279       75,445       69,770
  Diluted earnings
    per share (2)                    1.80         2.43         2.51         1.90         1.78

At year-end:
  Total assets                    916,065      910,276      904,080      874,694      610,776
  Long-term debt                   46,977      100,975      118,858      174,569       53,113

(1) Includes the effects of Halstead Industries, Inc. and B&K Industries, Inc. acquisitions.

(2) In 1998, the Company declared a two-for-one stock split effected in the form of a 100 percent stock dividend.
Diluted earnings per share has been restated to reflect the split for all periods presented.



Corporate Information

BOARD OF DIRECTORS

Harvey L. Karp                      Chairman of the Board,
                                    Mueller Industries, Inc.

Gary S. Gladstein(1)(2)             Senior Consultant,
                                    Soros Fund Management LLC

Robert B. Hodes(1)(3)               Counsel, Willkie Farr & Gallagher

G. E. Manolovici(1)(2)(3)           Private Investor

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

Roy C. Harris                       Vice President and
                                    Chief Information Officer

John P. Fonzo                       Vice President,
                                    General Counsel and Secretary

OTHER OFFICERS AND MANAGEMENT

Robert L. Fleeman                   Vice President, International Sales

Richard W. Corman                   Corporate Controller

James E. Browne                     Assistant Secretary

  Standard Products Division

Larry D. Birch                      Vice President, Sales - Corporate Accounts

Gregory L. Christopher              Vice President,
                                    Sales and Supply Chain Management

Bruce R. Clements                   Vice President, Manufacturing -
                                    Copper Tube

Daniel R. Corbin                    Vice President, Manufacturing - Plastics

John B. Hansen                      Vice President, Marketing

Tommy L. Jamison                    Vice President, Manufacturing -
                                    Copper Fittings

Andrew A. Sippel                    Division Controller

Peter D. Berkman                    President - B&K Industries

Robert J. Pasquarelli               Vice President and General Manager -
                                    European Operations


  Industrial Products Division

James H. Rourke                     Group Vice President and
                                    General Manager - Rod

Lance K. Alton                      General Manager - Forgings,
                                    Impacts, Microgauge

John R. Brower                      General Manager - Precision Tube

Mark T. Lang                        General Manager - Gas Products

Douglas J. Murdock                  General Manager - Refrigeration Products

David G. Rice                       Division Controller


  Other Businesses

Gary L. Barker                      President, Utah Railway Company

STOCKHOLDER INFORMATION

  Annual Meeting
The annual meeting of stockholders will be held at the Company's headquarters at 8285 Tournament Drive, Suite 150, Memphis, TN 38125, 10:00 a.m. local time, May 9, 2002.

  Common Stock
Mueller common stock is traded on the NYSE - Symbol MLI.

  Form 10-K
The Company's Annual Report on Form 10-K is available on the Company's website at www.muellerindustries.com or upon written request:
     c/o Mueller Industries, Inc.
     8285 Tournament Drive, Suite 150
     Memphis, TN 38125
     Attention: Investor Relations

  Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

  Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

  Stockholder Inquiries
To notify the Company of address changes or lost certificates, stockholders can call Continental Stock Transfer & Trust Co. at (212) 509-4000.