Form 10-K, Exhibit 13
period 2002-12-28
MUELLER INDUSTRIES INC
filed 2003-03-24
CIK 89439

                                                               Exhibit 13.0

                               MUELLER INDUSTRIES
                               2002 ANNUAL REPORT



Mueller Industries, Inc. (NYSE: MLI) is the leading U.S. manufacturer of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller was once again recognized by "Forbes" magazine, appearing on it's "Platinum List: Best Big Companies." The Company's operations are located throughout the United States, and in the United Kingdom, Canada and Mexico.





Table of Contents:
Financial and Operating Highlights                            2
Letter to Stockholders, Customers, and Employees              4
Ten-Year Review                                               7
Standard Products Division Overview                           9
Industrial Products Division Overview                        10
Operational Overview                                         11
Selected Financial Data                                      13
Financial Review                                             14
Consolidated Statements of Income                            25
Consolidated Balance Sheets                                  27
Consolidated Statements of Cash Flows                        29
Consolidated Statements of Stockholders' Equity              31
Notes to Consolidated Financial Statements                   33
Report of Independent Auditors                               58
Directors and Officers                                       59
Stockholder and Capital Stock Information                    61

MUELLER INDUSTRIES, INC.
2002 Financial Highlights
(In thousands, except per share data)

                                                   2002          2001          2000          1999        1998
Summary of Operations

Net sales                                      $   952,983   $   969,106   $ 1,157,660   $ 1,110,361   $ 854,030

Product shipments
   (in millions of pounds)                           694.0         649.9         732.5         759.9       589.5

Net income                                     $    77,992   $    66,955   $    92,690   $    99,279   $  75,445

Diluted earnings per share                     $      2.11   $      1.80   $      2.43   $      2.51   $    1.90

Significant Year-End Data

Cash and cash equivalents                      $   217,601   $   121,862   $   100,268   $   149,454   $  80,568

Ratio of current assets to current liabilities    4.7 to 1      4.0 to 1      3.4 to 1      2.9 to 1    2.7 to 1

Long-term debt (including current portion)     $    18,166   $    50,973   $   106,884   $   149,870   $ 194,549

Debt as a percent of total capitalization             2.4%          7.0%         14.8%         20.8%       27.9%

Stockholders' equity                           $   753,523   $   672,933   $   614,105   $   569,430   $ 502,122

Book value per share                           $     22.00   $     20.11   $     18.41   $     16.31   $   14.02

Capital expenditures                           $    23,265   $    46,624   $    62,876   $    38,272   $  45,639



[GRAPH]
Stockholders' Equity

(Dollars in millions)
                1998  1999  2000  2001  2002
Stockholders'
   Equity       $502  $569  $614  $673  $754




[GRAPH]
Debt as a Percent of Total Capitalization

(in %)
                  1998  1999  2000  2001  2002
Debt as a Percent
   of Total
   Capitalization 27.9% 20.8% 14.8%  7.0%  2.4%




2002 Operating Highlights

 Strengthened Financial Position in 2002
   Increased cash to $218 million
   Reduced debt by $34 million
   No net debt at year-end
   Stockholders' equity rose 12% to a record $754 million
   $200 million line-of-credit, fully available

 Expanded Market Penetration
   Acquired manufacturer of pressure plastic fittings
   Acquired minority interest in manufacturer of flow control valves

To Our Stockholders, Customers, and Employees


     Mueller's net sales for 2002 totaled $953 million compared with $969 million in 2001. Income from continuing operations was $71.2 million in 2002 versus $65.4 million for the prior year. Earnings per diluted share from continuing operations for 2002 were $1.92 compared with $1.76 for the year before. And pounds of product shipped increased to 694 million pounds from 650 million pounds in 2001.

     The reference above to "continuing operations" reflects the fact that in 2002 Mueller sold the Utah Railway and also made the decision to sell or liquidate its manufacturing operation in France. These two events, when taken together, had a positive net effect on earnings of 19 cents per diluted share. In total, earnings from combined continuing and discontinued operations were $2.11 per diluted share in 2002 compared with $1.80 in 2001.

     Importantly, the sale of the Utah Railway allowed Mueller to utilize tax benefits, which increased earnings per diluted share by 34 cents, and as required by Generally Accepted Accounting Principles, was incorporated in income from continuing operations.

     The housing and construction industry, the most significant market for Mueller's products, had a good year in 2002. However, Mueller did not realize the full benefits from this vibrant market because our profit margins, particularly in the copper tube business, were compressed by market conditions.

Mueller is Financially Strong
     Mueller ended 2002 with $218 million in cash. Cash flow from continuing operations during the year was $124.2 million. In addition, cash received from the sale of the Utah Railway totaled $55.4 million. Also, in 2002, Mueller paid down debt by $34.1 million, to a remaining balance of $18.2 million. Consequently, our debt-to-total capitalization level is virtually nil and, in fact, we currently have no net debt as cash on hand far exceeds total debt.

     Our current ratio is a favorable 4.7 to 1. And stockholders' equity climbed during 2002 by 12 percent to an all-time high of $754 million. We have available a $200 million line-of-credit provided by a syndicate of banks that has no outstanding borrowings. The terms of the credit facility are comparable to a single "A" credit rating which reflects the underlying strength of our financial condition.

     Mueller's depreciation provision is approximately $37 million annually. In the past, we re-invested this amount, and more, in capital improvement projects. However, given the fact that we aggressively pursued improvements over the past seven years, it is likely that capital spending will be less than depreciation for the next several years. Of course, this will have a further positive effect on cash flow.

     Mueller's financial strength should enable us to grow and expand our business as opportunities arise. For example, late in 2002 we acquired a minority stake in Conbraco Industries, Inc., a North Carolina based manufacturer of flow control products including Apollo(r) ball valves, butterfly valves, check valves, and other products for commercial and industrial applications. Early in 2003, we increased our ownership in Conbraco to approximately 34 percent by acquiring an additional 45,000 shares for approximately $10.8 million. We look forward to working with Conbraco's management to achieve mutual benefits for our companies.

Domestic Copper Tube Operations
     We encountered pricing pressures in our domestic copper tube business during 2002. Volumes were slightly below 2001, but margins were depressed for much of the year, accounting for the majority of the Company's decline in operating income. We will continue our emphasis on being the low cost manufacturer and vigorously defend our market position.

Fittings Operations
     Our copper fittings operations had an excellent year. Both volume and margins were solid.

     In plastic fittings, we acquired a manufacturer of pressure fittings in Fort Pierce, Florida. In the coming years, we will modernize and upgrade this operation. By broadening our plastic product line, we now offer customers a single, hassle-free source for their copper and plastic fittings requirements.

B&K Industries
     B&K, our subsidiary that imports residential and commercial plumbing products, enjoyed an outstanding year. B&K's import business exceeded all sales and profit expectations. Additionally, we have leveraged our manufacturing and distribution efforts through increased sales to the big box retailers. We will continue our focus on expanding our product offering through this growth channel while implementing initiatives to minimize the costs related thereto.

European Operations
     Late in 2002, we made the difficult decision to liquidate our interests in the French manufacturing activity. We continued to encounter difficult business conditions. Our efforts to improve this operation have been frustrating. By exiting this activity, we will have more management resources devoted to our promising U.K. operation. While the U.K. operations were profitable during 2002, we expect better results in 2003. After completing the modernization of our operation in Bilston, England in 2001, we have a world-class copper tube mill with the potential to provide excellent returns for years to come.

     In January 2003, Mr. Pat Donovan was appointed managing director of our European Operations. Pat has been in the industry for 30 years and brings a wealth of knowledge to us as we begin to leverage our investment in the U.K.

Industrial Products
     Brass rod consumption in the U.S. was up 6 percent in 2002 after a 20 percent decline in 2001. Margins have improved somewhat, but remain lower than previous levels.

     We combined our Micro Gauge and Impacts businesses and, working together to meet customer needs, they enjoyed an excellent year. We also benefited from additional business as automotive customers launched several new parts programs.

Business Outlook for 2003
     The housing and construction industry was a strong contributor to our national economy in 2002. Housing starts and new building permits were at a 16-year high. Moreover, mortgage rates declined to a 40-year low. The demographic factors underlying the strength of the housing market are clearly in place, as demonstrated by the increase in home ownership to 68 percent.

     Looking ahead, we believe the housing market will continue its strong performance in 2003. With 15-year mortgage rates near 5.3 percent, consumers have a powerful inducement to purchase homes. And for most people, the investment in their home has proven to be financially wise and personally satisfying.

     We believe that the housing and construction industry will do better than the economy as a whole in 2003. Of equal importance to Mueller is the potential for improvement in our profit margins but, as always, that is subject to the vicissitudes of the marketplace.

In Closing
     We are pleased to welcome Terry Hermanson as a director of our Company. Mr. Hermanson is an experienced executive who heads an import company selling products to mass merchandisers. As an independent director, he will serve on the Board's Audit Committee.

     Mueller's employees are talented and dedicated. They are committed to making our Company the most successful company in our industry. We appreciate their efforts and we are proud of them.

Sincerely,


/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board



/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

March 17, 2003

MUELLER INDUSTRIES, INC.
Ten-Year Review
(Dollars in thousands, except per share data)

                                                 2002           2001           2000           1999           1998
INCOME STATEMENT DATA
Net sales                                    $   952,983    $   969,106    $ 1,157,660    $ 1,110,361    $   854,030
Cost of goods sold                               744,781        740,366        887,635        840,364        657,664
                                              ----------     ----------     ----------     ----------     ----------
Gross profit                                     208,202        228,740        270,025        269,997        196,366
Depreciation and amortization                     37,440         39,461         34,043         32,901         21,127
Selling, general, and administrative expense      85,006         83,750         90,344         91,420         69,784
                                              ----------     ----------     ----------     ----------     ----------
Operating income                                  85,756        105,529        145,638        145,676        105,455
Interest expense                                  (1,460)        (3,311)        (8,623)       (11,090)        (5,517)
Environmental expense                             (1,639)        (3,600)        (2,049)             -         (2,133)
Other income, net                                  5,810          5,787          9,115          8,317          6,492
                                              ----------     ----------     ----------     ----------     ----------
Income from continuing
   operations before income taxes                 88,467        104,405        144,081        142,903        104,297
Income tax expense                               (17,290)       (38,982)       (51,096)       (43,541)       (30,309)
                                              ----------     ----------     ----------     ----------     ----------
Net income from continuing operations             71,177         65,423         92,985         99,362         73,988
Income (loss) from discontinued operations         6,815          1,532           (295)           (83)         1,457
                                              ----------     ----------     ----------     ----------     ----------
Net income                                   $    77,992    $    66,955    $    92,690    $    99,279    $    75,445
                                              ==========     ==========     ==========     ==========     ==========

Adjusted weighted average shares (000)            37,048         37,245         38,096         39,605         39,644
Diluted earnings per share                   $      2.11    $      1.80    $      2.43    $      2.51    $      1.90
                                              ==========     ==========     ==========     ==========     ==========


BALANCE SHEET DATA
Cash and cash equivalents                    $   217,601    $   121,862    $   100,268    $   149,454    $    80,568
Current assets                                   500,347        403,913        405,171        440,746        382,324
Working capital                                  393,996        302,425        287,322        287,685        239,750
Total assets                                     987,947        916,065        910,276        904,080        874,694
Current liabilities                              106,351        101,488        117,849        153,061        142,574
Debt                                              18,166         50,973        106,884        149,870        194,549
Stockholders' equity                             753,523        672,933        614,105        569,430        502,122


SELECTED OPERATING DATA
Cash provided by operations                  $   124,217    $   121,453    $   120,619    $   164,869    $    91,508
Capital expenditures                         $    23,265    $    46,624    $    62,876    $    38,272    $    45,639
Number of employees                                3,575          3,420          3,965          4,048          4,340
Current ratio                                   4.7 to 1       4.0 to 1       3.4 to 1       2.9 to 1       2.7 to 1
Return on average equity                           10.9%          10.4%          15.7%          18.5%          16.4%
Debt to total capitalization                        2.4%           7.0%          14.8%          20.8%          27.9%
Outstanding shares (000)                          34,257         33,467         33,358         34,919         35,808
Book value per share                         $     22.00    $     20.11    $     18.41    $     16.31    $     14.02

Historical data has been reclassified to reflect Utah Railway Company and Mueller Europe S.A. as discontinued operations

                                      -7-

MUELLER INDUSTRIES, INC.
Ten-Year Review (continued)
(Dollars in thousands, except per share data)

                                                 1997           1996           1995           1994           1993
INCOME STATEMENT DATA
Net sales                                    $   843,545    $   709,850    $   670,581    $   545,136    $   499,542
Cost of goods sold                               665,874        555,570        550,846        451,983        407,598
                                              ----------     ----------     ----------     ----------     ----------
Gross profit                                     177,671        154,280        119,735         93,153         91,944
Depreciation and amortization                     19,311         18,317         15,308         12,456         13,917
Selling, general, and administrative expense      60,294         53,670         48,416         43,969         45,589
                                              ----------     ----------     ----------     ----------     ----------
Operating income                                  98,066         82,293         56,011         36,728         32,438
Interest expense                                  (4,920)        (5,153)        (3,922)        (4,414)        (3,560)
Environmental expense                             (3,100)        (2,045)        (1,421)        (2,914)        (1,060)
Other income (expense), net                        7,306          4,125          5,058          3,480           (353)
                                              ----------     ----------     ----------     ----------     ----------
Income from continuing
   operations before income taxes                 97,352         79,220         55,726         32,880         27,465
Income tax expense                               (28,338)       (23,862)       (16,441)        (9,846)        (9,956)
                                              ----------     ----------     ----------     ----------     ----------
Net income from continuing operations             69,014         55,358         39,285         23,034         17,509
Income (loss) from discontinued operations           756          5,815          5,538          4,892          3,627
                                              ----------     ----------     ----------     ----------     ----------
Net income                                   $    69,770    $    61,173    $    44,823    $    27,926    $    21,136
                                              ==========     ==========     ==========     ==========     ==========

Adjusted weighted average shares (000)            39,250         38,993         38,298         39,560         41,772
Diluted earnings per share                   $      1.78    $      1.57    $      1.17    $      0.71    $      0.51
                                              ==========     ==========     ==========     ==========     ==========


BALANCE SHEET DATA
Cash and cash equivalents                    $    69,978    $    96,956    $    48,357    $    34,492    $    77,336
Current assets                                   309,051        274,712        211,038        183,551        194,411
Working capital                                  208,494        195,756        143,154        116,330        146,981
Total assets                                     610,776        509,357        450,835        430,755        369,743
Current liabilities                              100,557         78,956         67,884         67,221         47,430
Debt                                              72,093         59,650         75,902         94,736         62,711
Stockholders' equity                             418,040        348,082        285,875        241,948        222,114


SELECTED OPERATING DATA
Cash provided by operations                  $    66,131    $    71,631    $    49,052    $    15,567    $    47,432
Capital expenditures                         $    33,396    $    17,182    $    40,663    $    48,097    $    11,010
Number of employees                                2,961          2,290          2,227          2,206          1,967
Current ratio                                   3.1 to 1       3.5 to 1       3.1 to 1       2.7 to 1       4.1 to 1
Return on average equity                           18.2%          19.3%          17.0%          12.0%           9.9%
Debt to total capitalization                       14.7%          14.6%          21.0%          28.1%          22.0%
Outstanding shares (000)                          35,017         34,870         34,699         34,796         38,333
Book value per share                         $     11.94    $      9.98    $      8.24    $      6.95    $      5.79

Historical data has been reclassified to reflect Utah Railway Company and Mueller Europe S.A. as discontinued operations

                                      -8-

Standard Products Division

     The Standard Products Division of Mueller Industries includes nine plants in the U.S. and one in Great Britain that manufacture a wide range of copper tubing and copper and plastic fittings. The products are sold through leading distributors and retailers worldwide.

     The Company manufactures copper tubes in sizes from 1/8 inch to 8 inch diameters that are used in residential, commercial, and industrial applications. Mueller's copper and plastic fittings and related components for the plumbing and heating industry are used in water distribution systems, heating systems, air-conditioning, refrigeration applications, and drainage, waste, and vent systems.

     We are the leading supplier of copper tube and fittings to the air-conditioning, compressor, and refrigeration markets. This is a market with specialized distribution channels that differ from the plumbing market. We have developed strong relationships with leading distributors in this market and our products are frequently specified by name in new installations. We have maintained our market position by providing high quality products and leading the market with new innovations.

     Mueller acquired the Fort Pierce, Florida operations of Colonial Engineering, Inc. in September 2002, expanding the Company's product line into the pressure plastic (PVC and CPVC) fittings business. This acquisition was a strategic move to broaden the Company's overall product lines and to improve sales opportunities with retail customers and distributors. The markets for pressure plastic fittings include irrigation, potable water, residential, and commercial applications. With the addition of the pressure plastic product lines, Mueller enhanced its market position by becoming a one-stop supplier for a full range of PVC, ABS, and CPVC fittings. We have already been awarded a large volume of plastic fittings business by a major retail customer.

     Over the past five years, Mueller has invested over $150 million in new plant and equipment upgrades in the Standard Products Division. These investments have targeted key areas to reduce costs of production, enhance quality, shorten lead times, and improve customer delivery. A $40 million modernization of Mueller's U.K. copper tube mill in Bilston was completed in late 2001. The state-of-the-art facility includes continuous casting, drawing machinery, and finishing and packaging equipment. The Bilston investments increase our competitiveness as one of the lowest cost producers in Europe, a growing market for copper tube sold to builders' merchants, plumbing, refrigeration, and heating wholesalers.

     With major investments already made in our plants, our continuing focus will be on driving down costs. Our operations are focused on reducing conversion costs, improving yield, and reducing direct labor content to be the low-cost producer in our industry. We are also working more closely with our key customers to be a more valuable strategic partner. This includes programs focused on improved inventory management to meet customer demands and broadened product lines to increase our share of each customer's business. We are driving towards continuous improvement in each of these areas to make Mueller Industries the preferred supplier in our markets.

Industrial Products Division

     Mueller has ten plants in the U.S. that manufacture brass rod, nonferrous forgings, impact extrusions, machined components, refrigeration valves and tubular assemblies, gas valves and manifolds, and drawn tubular products. These Industrial Products Division plants supply OEMs in the plumbing, refrigeration, fluid power, LP gas, heating, appliance, and automotive industries.

Brass Rod - Mueller's brass rod mill employs state-of-the-art casting, extrusion, and finishing equipment to manufacture a broad range of rounds, squares, hexagons, and other special shapes. Significant upgrades in the Company's Port Huron, Michigan plant have resulted in improved quality, higher yield, and shortened delivery times. New equipment has eliminated production bottlenecks and enabled scheduling practices to take advantage of new high speed drawing equipment. Several customers recognized the plant in 2002 for its service levels.

Forgings, Impacts, and Micro Gauge - Brass and aluminum hot forgings, cold-formed aluminum products, and high volume machining operations were combined into a single business unit during 2002 to take advantage of complementary processes and product applications. The new unit experienced significant sales growth of formed and machined components to the automotive industry and other OEMs. New press and machining capabilities were added during the year to improve efficiency and yield.

Gas Products - Mueller has three plants that manufacture valves and assemblies for the gas appliance and barbecue grill markets. Operations at these plants continued to focus on improving manufacturing efficiencies and developing new products and applications.

Refrigeration - Mueller acquired Overstreet-Hughes Company in 2002, adding capabilities in tube forming, welding, and brazing of refrigeration components. This acquisition expands Mueller's product offering in refrigeration and air-conditioning components, and complements the Company's existing product line of valves and custom products.

Precision Tube - The Company makes tubing for a wide array of applications requiring tight tolerances from medical instruments to appliances. This unit focused on improved productivity and enhanced customer service programs during 2002.

     Mueller has made significant investments in plant and equipment in its Industrial Products Division and has consolidated key business units to take advantage of manufacturing and marketing synergies. The focus for 2003 will be on continuous process improvements. These programs will focus on enhancing manufacturing capabilities to improve yield, quality, and cycle time.

OPERATIONAL OVERVIEW

Standard Products Division
  Copper Tube
   PLANTS:
      Fulton, Mississippi
      Wynne, Arkansas
   PRODUCTS AND APPLICATIONS
      Water tube, in straight lengths and coils, for plumbing and construction
       Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning
       Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc.
       Line sets for controlling the flow of refrigerant gases
   CUSTOMERS
      Plumbing wholesalers, home centers, and hardware wholesalers and co-ops
       Air-conditioning and refrigeration wholesalers and OEMs
       Mueller's copper fittings plants and OEMs
       Wholesalers and OEMs
  Copper Fittings
   PLANTS
      Fulton, Mississippi
      Covington, Tennessee
      Port Huron, Michigan
   PRODUCTS AND APPLICATIONS
      Over 1,500 wrot copper elbows, tees and adapters, and assorted fittings for plumbing, heating, air-conditioning, and refrigeration CUSTOMERS
      Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
  Plastic Fittings
   PLANTS
      Kalamazoo, Michigan
      Cerritos, California
      Upper Sandusky, Ohio
      Fort Pierce, Florida
   PRODUCTS AND APPLICATIONS
      A broad line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, in housing and commercial construction, recreational vehicles, and manufactured housing
   CUSTOMERS
      Plumbing wholesalers, home centers, hardware wholesalers and co-ops, and distributors to the manufactured housing and recreational vehicle industry
  European Copper Tube
   PLANTS
      Bilston, Great Britain
   PRODUCTS AND APPLICATIONS
      Copper tube in various lengths, diameters, and hardnesses for plumbing, refrigeration, and heating
      Industrial tube for redraw, copper fittings, etc.
   CUSTOMERS
      Builders' merchants, plumbing, refrigeration, and heating wholesalers
      OEMs

Industrial Products Division
  Brass Rod
   PLANTS
      Port Huron, Michigan
   PRODUCTS AND APPLICATIONS
      A broad range of brass rod rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment
   CUSTOMERS
      OEMs, contract machining companies and distributors
  Engineered Products
   PLANTS
      Port Huron, Michigan
      Marysville, Michigan
      Brighton, Michigan
      Hartsville, Tennessee
      Carthage, Tennessee
      Jacksboro, Tennessee
      Waynesboro, Tennessee
      Middletown, Ohio
      North Wales, Pennsylvania
   PRODUCTS AND APPLICATIONS
      Brass and aluminum hot forgings in various alloys for plumbing brass, valves and fittings, and industrial machinery and equipment Cold-formed aluminum and copper products for automotive, industrial, and recreational components
      High volume machining of aluminum, steel, brass and cast iron, forgings, impacts, and castings for automotive applications
      Valves and custom OEM products for refrigeration and air-conditioning applications
      Custom valves and assemblies for the gas appliance and barbecue grill markets
      Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.
   CUSTOMERS
      OEMs and refrigeration wholesalers

Selected Financial Data
(In thousands, except per share data)

                                                 2002           2001           2000           1999           1998
For the fiscal year:
   Net sales (1)                             $   952,983    $   969,106    $ 1,157,660    $ 1,110,361    $   854,030

   Operating income (1)                           85,756        105,529        145,638        145,676        105,455

   Net income from continuing operations          71,177         65,423         92,985         99,362         73,988

   Diluted earnings per share
      from continuing operations                    1.92           1.76           2.44           2.51           1.87


At year-end:
   Total assets                                  987,947        916,065        910,276        904,080        874,694

   Long-term debt                                 14,005         46,977        100,975        118,858        174,569

(1) From continuing operations



Financial Review

Overview

     Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller's operations are located throughout the United States and in Canada, Mexico, and Great Britain.

     The Company's businesses are managed and organized into two segments:
(i) Standard Products Division (SPD) and (ii) Industrial Products Division
(IPD). SPD manufactures and sells copper tube, and copper and plastic fittings and valves. Outside of the United States, SPD manufactures and sells copper tube in Europe. SPD sells these products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers. IPD manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. IPD sells its products primarily to original equipment manufacturers (OEMs), many of which are in the HVAC, plumbing, and refrigeration markets.

     New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration, and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single- and multi-family housing and commercial buildings.

     Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its completed products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of fluctuations in material costs by passing these costs through to its customers. Spreads fluctuate based upon market conditions.

     During 2002, the Company sold its wholly owned subsidiary, Utah Railway Company, and initiated steps to sell or liquidate its French manufacturing operations, Mueller Europe S.A. The operations and cash flows of these two businesses have been eliminated from the ongoing operations of the Company, and are reported as discontinued operations.

Results of Operations

2002 Performance Compared with 2001

     Consolidated net sales in 2002 were $953 million, 1.7 percent less than net sales of $969 million in 2001. Pounds of product sold totaled 694 million in 2002 or 6.8 percent more than the 650 million pounds sold in 2001. This increase in pounds sold was primarily attributable to the brass rod business. Net selling prices generally fluctuate with changes in raw material prices; therefore, pounds sold is an additional measurement of the Company's performance. The COMEX average copper price in 2002 was approximately 1.2 percent less than the 2001 average. This change impacted the Company's net sales and cost of goods sold.

     Cost of goods sold increased $4.4 million, to $745 million in 2002. This increase was attributable to increased volumes. Gross profit was $208 million or 21.8 percent of net sales in 2002 compared with $229 million or
23.6 percent of net sales in 2001. The decline in gross profit was due to lower spreads in certain product lines, primarily copper tube.

     Depreciation and amortization decreased to $37.4 million in 2002 from $39.5 million in 2001. The decrease was due primarily to discontinuing goodwill amortization, totaling $4.4 million in 2001, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Selling, general, and administrative expense increased
1.5 percent to $85.0 million in 2002, reflecting increased volume.

     Interest expense decreased to $1.5 million in 2002 from $3.3 million in 2001. This decrease was primarily due to debt reductions. No interest was capitalized during 2002, whereas $1.4 million of interest was capitalized on major capital improvement projects in 2001. Environmental expense totaled $1.6 million in 2002 compared with $3.6 million in 2001. Other income remained flat at $5.8 million in 2002 and 2001.

     During 2002, the Company sold its wholly owned subsidiary, Utah Railway Company, to Genessee & Wyoming Inc. Proceeds from the sale were $55.4 million. The Company recognized a gain of $21.1 million, net of income taxes of $11.6 million, from the sale; additionally, the Company realized income tax benefits as discussed below. Also during 2002, the Company initiated steps to sell or liquidate its French manufacturing operations, Mueller Europe S.A. The Company recognized a loss of $13.4 million, net of $15.2 million income tax benefit, to write-down the value of the French business to its net realizable value.

     Subsequent to year-end, on March 3, 2003, Mueller Europe S.A. filed a petition for liquidation with the Commercial Court of Provins Province, France and, on March 4, the Court declared the entity to be in liquidation. The disposition of remaining assets and obligations of Mueller Europe S.A. is under the jurisdiction of the Court. The Company will recognize operating losses from discontinued operations incurred by Mueller Europe S.A. for the period the business operated during 2003; however, the loss from disposition of the entity was fully provided in 2002.

     The Company provided $17.3 million for income taxes attributable to continuing operations in 2002, of which $9.7 million was deferred. The sale of Utah Railway Company enabled the Company to utilize previously unrecognized capital loss carryforwards. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the recognition of this capital loss carryforward benefit of $12.7 million was classified as a reduction to current income taxes on continuing operations. Current income tax expense of $7.6 million reflects the benefit of recognizing this capital loss carryforward. The 2002 effective tax rate was
19.5 percent while the 2001 rate was 37.3 percent.

     The Company's employment at its ongoing operations was approximately 3,600 at the end of 2002. This compares with approximately 3,400 at the 2001 year-end. This increase is attributable to acquisitions.

Standard Products Division
     Net sales by SPD were $679 million in 2002 compared with $722 million in 2001 for a 6 percent decrease. Operating income was $79.0 million in 2002 compared with $105 million in 2001. The decline in operating profit was due to lower spreads in certain product lines, primarily copper tube. In September 2002, the Company acquired certain assets of Colonial Engineering, Inc.'s Fort Pierce, Florida operations. These operations manufacture injected molded plastic pressure fittings for plumbing, agricultural, and industrial use including a line of PVC Schedule 40 and 80 and CPVC fittings. These operations generated sales of approximately $15 million in 2001. Total consideration paid was approximately $14.1 million.

Industrial Products Division
     IPD's net sales were $280 million in 2002 compared with $252 million in 2001. Operating income was $20.4 million in 2002 compared with $17.5 million in 2001. Volume increases were responsible for the increase in current year earnings. In August 2002, the Company acquired 100 percent of the outstanding stock of Overstreet-Hughes, Co., Inc. Overstreet-Hughes, located in Carthage, Tennessee, manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market and had sales in 2001 of approximately $8 million. Total consideration paid at closing, including assumption of debt, was approximately $6.3 million. A contingent payment of up to $2 million will be paid if certain financial targets are achieved.


2001 Performance Compared with 2000

     Consolidated net sales in 2001 were $969 million, 16 percent less than net sales of $1.16 billion in 2000. Pounds of product sold totaled 650 million in 2001 or 11 percent less than the 732 million pounds sold in 2000. This decrease in pounds sold was a result of the economic slowdown experienced during 2001. The COMEX average copper price in 2001 was approximately 14 percent less than the 2000 average. This change impacted the Company's net sales and cost of goods sold.

     Cost of goods sold decreased $147 million, to $740 million in 2001. This decrease was attributable to lower raw material costs, mostly copper, and reduced volumes. Gross profit was $229 million or 23.6 percent of net sales in 2001 compared with $270 million or 23.3 percent of net sales in 2000. The decline in gross profit was due to lower volumes and reduced spreads in certain product lines, partially offset by reductions in manufacturing conversion costs.

     Depreciation and amortization increased to $39.5 million in 2001 compared with $34.0 million in 2000. This increase was due to capital expenditures in recent years. Selling, general, and administrative expense decreased to $83.8 million in 2001 reflecting lower volume and results of cost containment measures.

     Interest expense decreased to $3.3 million in 2001 from $8.6 million in 2000. This decrease was due to debt reductions combined with lower borrowing rates. The Company capitalized interest of $1.4 million for major capital improvement projects in 2001 compared with $1.2 million in 2000. Environmental expense totaled $3.6 million in 2001 compared with $2.0 million in 2000. Other income decreased to $5.8 million in 2001 from $9.1 million in 2000, primarily due to less interest income.

     The Company provided $39.0 million for income taxes attributable to continuing operations in 2001, of which $15.7 million was deferred. Current income tax expense of $23.2 million decreased from 2000 primarily due to decreased earnings. The 2001 effective tax rate of 37.3 percent compares with the 2000 rate of 35.5 percent.

     The Company's employment at its ongoing operations was approximately 3,400 at the end of 2001. This compares with approximately 4,000 at the 2000 year-end.

Standard Products Division
     Net sales by SPD were $722 million in 2001 compared with $854 million in 2000 for a 15 percent decrease. Operating income was $105 million in 2001 compared with $124 million in 2000. During 2001, the Company began moving its line set operations from Clinton, Tennessee, to its Wynne, Arkansas, copper tube mill. Benefits from this move, including reduced in-process inventories and reduced material handling, commenced in 2002. The Company also discontinued manufacturing metric copper fittings at its Strathroy, Ontario, Canada facility. Sales of metric fittings exported into the European market totaled less than $7 million in 2001. Approximately $1.2 million was charged to operations in 2001 for the rationalization of these two businesses.

Industrial Products Division
     IPD's net sales were $252 million in 2001 compared with $307 million in 2000. Operating income was $17.5 million in 2001 compared with $30.6 million in 2000. Volume declines, as well as reduced spreads were responsible for the shortfall in 2001.

Liquidity and Capital Resources

     The Company's cash and cash equivalents balance increased to $218 million at year-end. Major components of the 2002 change included $124 million of cash provided by operating activities, $15.0 million of cash provided by investing activities and $45.7 million of cash used in financing activities.

     Net income from continuing operations of $71.2 million in 2002 was the primary component of cash provided by operating activities. Depreciation and amortization of $37.4 million and the income tax benefit from exercise of stock options of $13.2 million were the primary non-cash adjustments. Major changes in working capital included a $13.7 million increase in inventories.

     During 2002, the Chairman of the Company's Board of Directors, Mr. Harvey L. Karp, exercised options to purchase 1.2 million shares of Company stock. As provided in Mr. Karp's option agreement, the Company withheld the number of shares, at their fair market value, sufficient to cover the minimum withholding taxes incurred by the exercise. These shares withheld have been classified as acquisition of treasury stock on the Company's Consolidated Statement of Cash Flows. The income tax benefit of $13.2 million from the exercise of stock options was recognized as a direct addition to additional paid-in capital and, therefore, had no effect on the Company's earnings.

     The major components of net cash provided by investing activities during 2002 include $55.4 million of proceeds from the sale of Utah Railway Company, offset by $23.3 million used for capital expenditures, and $20.5 million used for business acquisitions. Also during 2002, the Company acquired a 16 percent equity interest in Conbraco Industries, Inc. for $7.3 million in cash. Conbraco, headquartered in Matthews, North Carolina, is a manufacturer of flow control products including Apollo(r) ball valves, automation products, backflow preventers, butterfly valves, check valves, forged steel products, marine valves, safety relief valves, strainers, and plumbing and heating products for commercial and industrial applications.

     Net cash used in financing activities totaled $45.7 million. During 2002, the Company used $34.1 million for debt repayments and $14.8 million to acquire Company stock.

     The Company has a $200 million unsecured line-of-credit (Credit Facility) which expires in November 2003. At year-end, the Company had no borrowings against the Credit Facility. Approximately $6.6 million in letters of credit were backed by the Credit Facility at the end of 2002. At December 28, 2002, the Company's total debt was $18.2 million or 2.4 percent of its total capitalization.

     Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. The Company is in compliance with all of its debt covenants.

     The Company's major capital projects were substantially complete in 2001, including casting facilities at the Company's brass rod mill, modernization of the European copper tube mill, and installation of an additional extrusion press at the Company's Fulton, Mississippi copper tube mill. The Company expects to invest between $30 and $35 million for capital projects during 2003.

     Contractual cash obligations of the Company at December 28, 2002 included the following:

(In millions)
                                         Payments Due by Year
                                               2004-     2006-
                           Total     2003      2005      2007      Thereafter
Long-term debt,
  including capital
  lease obligations        $ 18.2    $  4.2    $  3.0    $  0.7    $ 10.3
Operating leases             14.5       4.0       6.1       3.4       1.0
                            -----     -----     -----     -----     -----
Total
  contractual
  cash obligations         $ 32.7    $  8.2    $  9.1    $  4.1    $ 11.3
                            =====     =====     =====     =====     =====

     The Company has no off-balance sheet financing arrangements except for the operating leases identified above.

     Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories and accounts receivable.

     Management believes that cash provided by operations and currently available cash of $218 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio was 4.7 to 1 at December 28, 2002.

     In 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time through open market transactions or through privately negotiated transactions. During 2000, this authorization was expanded and extended to repurchase up to a total of ten million shares. During 2002, the authorization was extended through October 2003. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 28, 2002, the Company had repurchased approximately 2.4 million shares under this authorization.

Environmental Matters

     The Company ended 2002 with total environmental reserves of approximately $9.1 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

Market Risk

     The Company is exposed to market risk from changes in interest rates, foreign currency exchange, raw material costs, and energy costs. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Interest Rates
     At December 28, 2002 and December 29, 2001, the fair value of the Company's debt was estimated at $19.2 million and $51.9 million, respectively, using yields obtained for similar types of borrowing arrangements and taking into consideration the underlying terms of the debt. Such fair value exceeded the carrying value of debt at December 28, 2002 by $1.0 million and at December 29, 2001 by $0.9 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounted to $0.3 million at December 28, 2002 and $0.5 million at December 29, 2001.

     The Company had $0.2 million of variable-rate debt outstanding at December 28, 2002 and $30.3 million outstanding at December 29, 2001. At these borrowing levels, a hypothetical 10 percent increase in interest rates would have had an insignificant unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposure on floating-rate debt is based on LIBOR.

Foreign Currency Exchange Rates
     Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed-rate contracts to hedge such transactional exposures. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon collection of receivables. At year-end, the Company had no open forward contracts to exchange foreign currencies.

     The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, the Euro, and the Mexican peso. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $73.6 million at December 28, 2002 and $115 million at December 29, 2001. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 28, 2002 and December 29, 2001 amounted to $7.6 million and $11.5 million, respectively. This change would be reflected in the equity section of the Company's Consolidated Balance Sheet.

Cost of Raw Materials and Energy
     Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of metal, to the extent not reflected in prices for the Company's finished products, could materially and adversely affect the Company's business, results of operations, and financial condition.

     The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize forward contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize forward contracts to manage price risk associated with inventory. Gains or losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open forward contracts to purchase approximately $0.9 million of copper over the next 12 months.

     Futures contracts may also be used to manage price risk associated with natural gas purchases. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. At year-end, the Company held open hedge forward contracts to purchase approximately $0.6 million of natural gas over the next 3 months.

Critical Accounting Policies and Estimates

     The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters which are inherently uncertain. The accounting policies that are most critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation
     Inventories are valued at the lower of cost or market. The most significant component of the Company's inventory is copper. Open market prices and the mix of cathode and scrap purchases determine the cost of copper for the Company. Open market prices are subject to volatility. During periods when open market prices decline, the Company may need to provide an allowance to reduce the carrying value of its inventory. In order to provide such an allowance, the Company must estimate the market price of scrap purchases as well as the mix of cathode and scrap in its raw material, WIP, and finished goods inventory. Changes in the Company's estimates of either the market price of scrap inventory or the mix of cathode and scrap in its raw material, WIP, and finished goods inventory, may result in a materially adverse or positive impact on its reported financial position or results of operations. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Accordingly, the Company would estimate both the volume of obsolete inventory as well as the net realizable value of the obsolete inventory. Changes in the Company's estimates of either the volume or the net realizable value of its obsolete inventory may result in a materially adverse or positive impact on its reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Deferred Taxes
     Deferred tax assets and liabilities are recognized on the difference between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records a valuation allowance to reduce its deferred tax asset to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through an increase to income in the period that such determination is made.

Environmental Reserves
     The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants, internal analyses of clean-up costs and ongoing monitoring, communications with regulatory agencies, and changes in environmental law. If the Company's estimates of the duration or extent of its environmental obligations changes, the Company would adjust its environmental liabilities accordingly in the period that such change in estimates are made.

Allowance for Doubtful Accounts
     The Company provides an allowance for receivables it believes it may not collect in full. It evaluates the collectibility of its accounts based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations (i.e., bankruptcy filings or substantial down-grading of credit ratings), it records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

Recently Issued Accounting Standards

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 will not have a significant effect on earnings or the financial position of the Company.

     In September 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued. This statement provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit and disposal activities initiated on or after January 1, 2003 and does not impact recognition of costs under the Company's existing program. Adoption of this standard may impact the timing of recognition of costs, if any, associated with future exit and disposal activities.

     In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company has adopted the disclosure requirements of the interpretation as of December 28, 2002. The accounting guidelines are applicable to guarantees issued after December 28, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet. The adoption of this interpretation will not have a significant effect on earnings or the financial position of the Company.

     In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), was issued. The interpretation provides guidance on consolidating variable interest entities and applies immediately to variable interest entities created after January 31, 2003. The guidelines of the interpretation will become applicable for the Company in its third quarter 2003 financial statements for variable interest entities created before February 1, 2003. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics. The adoption of FIN 46 will not have an effect on earnings or the financial position of the Company.

Cautionary Statement Regarding Forward-Looking Information

     This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political, and technological factors, among others, the absence of which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions. Such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) continuation of the strong domestic housing and commercial construction industry environment; (iii) fluctuations in commodity prices (including prices of copper and other raw materials); (iv) competitive factors and competitor responses to the Company's initiatives; (v) successful implementation and completion of major capital projects; (vi) stability of government laws and regulations, including taxes; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

Mueller Industries, Inc.
Consolidated Statements of Income
Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

(In thousands, except per share data)
                                            2002          2001          2000
Net sales                               $  952,983    $  969,106    $1,157,660

Cost of goods sold                         744,781       740,366       887,635
                                         ---------     ---------     ---------
Gross profit                               208,202       228,740       270,025

Depreciation and amortization               37,440        39,461        34,043
Selling, general, and
   administrative expense                   85,006        83,750        90,344
                                         ---------     ---------     ---------
Operating income                            85,756       105,529       145,638

Interest expense                            (1,460)       (3,311)       (8,623)
Environmental expense                       (1,639)       (3,600)       (2,049)
Other income, net                            5,810         5,787         9,115
                                         ---------     ---------     ---------
Income from continuing operations
   before income taxes                      88,467       104,405       144,081

Income tax expense                         (17,290)      (38,982)      (51,096)
                                         ---------     ---------     ---------

Income from continuing operations           71,177        65,423        92,985

Discontinued operations, net of
   income taxes:
     Income (loss) from operation of
       discontinued operations                (886)        1,532          (295)
     Gain on disposition of
       discontinued operations               7,701             -             -
                                         ---------     ---------     ---------

Net income                              $   77,992    $   66,955    $   92,690
                                         =========     =========     =========

See accompanying notes to consolidated financial statements.


Mueller Industries, Inc.
Consolidated Statements of Income (continued)
Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

(In thousands, except per share data)
                                            2002          2001          2000
Weighted average shares for basic
   earnings per share                       33,993        33,409        34,305
Effect of dilutive stock options             3,055         3,836         3,791
                                         ---------     ---------     ---------
Adjusted weighted average shares for
   diluted earnings per share               37,048        37,245        38,096
                                         =========     =========     =========

Basic earnings (loss) per share:
  From continuing operations            $     2.09    $     1.96    $     2.71
  From discontinued operations               (0.03)         0.04         (0.01)
  From gain on disposition of
    discontinued operations                   0.23             -             -
                                         ---------     ---------     ---------

  Basic earnings per share              $     2.29    $     2.00    $     2.70
                                         =========     =========     =========

Diluted earnings (loss) per share:
  From continuing operations            $     1.92    $     1.76    $     2.44
  From discontinued operations               (0.02)         0.04         (0.01)
  From gain on disposition of
    discontinued operations                   0.21             -             -
                                         ---------     ---------     ---------

  Diluted earnings per share            $     2.11    $     1.80    $     2.43
                                         =========     =========     =========

See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets
As of December 28, 2002 and December 29, 2001

(In thousands)
                                                        2002           2001
Assets
Current assets
   Cash and cash equivalents                         $ 217,601      $ 121,862

   Accounts receivable, less allowance for
      doubtful accounts of $6,443 in 2002
      and $6,573 in 2001                               132,427        148,808

   Inventories                                         142,953        126,629

   Current deferred income taxes                         4,506          2,654

   Other current assets                                  2,860          3,960
                                                      --------       --------

      Total current assets                             500,347        403,913

Property, plant, and equipment, net                    352,469        387,533

Goodwill, net                                          105,551         98,749

Other assets                                            29,580         25,870
                                                      --------       --------

      Total Assets                                   $ 987,947      $ 916,065
                                                      ========       ========






See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Balance Sheets (continued)
As of December 28, 2002 and December 29, 2001

(In thousands, except share data)
                                                        2002           2001
Liabilities and Stockholders' Equity
Current liabilities
   Current portion of long-term debt                 $   4,161      $   3,996
   Accounts payable                                     41,004         34,209
   Accrued wages and other employee costs               26,199         21,349
   Other current liabilities                            34,987         41,934
                                                      --------       --------
      Total current liabilities                        106,351        101,488

Long-term debt, less current portion                    14,005         46,977
Pension liabilities                                     22,364          9,564
Postretirement benefits other than pensions             13,186         13,182
Environmental reserves                                   9,110          9,203
Deferred income taxes                                   59,269         51,768
Other noncurrent liabilities                             9,718         10,679
                                                      --------       --------
      Total liabilities                                234,003        242,861
                                                      --------       --------

Minority interest in subsidiaries                          421            271

Stockholders' equity
   Preferred stock - shares authorized 4,985,000;
      none outstanding                                       -              -

   Series A junior participating preferred stock -
      $1.00 par value; shares authorized 15,000;
      none outstanding                                       -              -

   Common stock - $.01 par value; shares authorized
      100,000,000; issued 40,091,502; outstanding
      34,257,419 in 2002 and 33,466,512 in 2001            401            401
   Additional paid-in capital, common                  258,939        261,647
   Retained earnings                                   610,114        532,122
   Accumulated other comprehensive loss                (21,133)       (22,038)
   Treasury common stock, at cost                      (94,798)       (99,199)
                                                      --------       --------
      Total stockholders' equity                       753,523        672,933
                                                      --------       --------
Commitments and contingencies                                -              -
                                                      --------       --------
      Total Liabilities and Stockholders' Equity     $ 987,947      $ 916,065
                                                      ========       ========


See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Cash Flows
Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

(In thousands)
                                            2002          2001          2000
Operating activities:
Net income from continuing operations   $   71,177    $   65,423    $   92,985
Reconciliation of net income from
  continuing operations to net cash
  provided by operating activities:
   Depreciation                             36,979        34,539        29,345
   Amortization                                461         4,922         4,698
   Income tax benefit from exercise
    of stock options                        13,243           356         1,402
   Deferred income taxes                     9,686        15,737         8,187
   Provision for doubtful
    accounts receivable                        374           526           586
   Minority interest in subsidiaries,
    net of dividend paid                       150           (26)          (57)
   Gain on disposal of properties             (485)         (249)         (413)
   Changes in assets and liabilities,
    net of businesses acquired:
      Receivables                            6,021         1,293        13,851
      Inventories                          (13,744)       13,778       (21,993)
      Other assets                          (4,154)        1,534           464
      Current liabilities                    3,683       (14,591)       (3,725)
      Other liabilities                        (91)         (585)       (1,014)
      Other, net                               917        (1,204)       (3,697)
                                         ---------     ---------     ---------
Net cash provided by
   operating activities                    124,217       121,453       120,619
                                         ---------     ---------     ---------

Investing activities:
Proceeds from sale of Utah
  Railway Company                           55,403             -             -
Capital expenditures                       (23,265)      (46,624)      (62,876)
Acquisition of businesses                  (20,457)            -       (15,245)
Proceeds from sales of properties            8,165         2,715           683
Purchase of Conbraco Industries, Inc.
  common stock                              (7,320)            -             -
Escrowed IRB proceeds                        2,445        (2,515)            -
                                         ---------     ---------     ---------
Net cash provided by (used in)
  investing activities                      14,971       (46,424)      (77,438)
                                         ---------     ---------     ---------

See accompanying notes to consolidated financial statements.






Mueller Industries, Inc.
Consolidated Statements of Cash Flows (continued)
Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

(In thousands)
                                            2002          2001          2000
Financing activities:
Repayments of long-term debt            $  (34,119)   $  (65,911)   $ (132,986)
Acquisition of treasury stock              (14,754)            -       (48,411)
Proceeds from the sale of
  treasury stock                             3,204         1,729         2,708
Proceeds from issuance of
  long-term debt                                 -        10,000        90,000
                                         ---------     ---------     ---------
Net cash used in financing activities      (45,669)      (54,182)      (88,689)
                                         ---------     ---------     ---------

Effect of exchange rate changes on cash        719        (1,084)         (844)
                                         ---------     ---------     ---------

Increase (decrease) in cash and
  cash equivalents                          94,238        19,763       (46,352)
Cash provided by (used in)
  discontinued operations                    1,501         1,831        (2,834)
Cash and cash equivalents at the
  beginning of the year                    121,862       100,268       149,454
                                         ---------     ---------     ---------

Cash and cash equivalents at the
  end of the year                       $  217,601    $  121,862    $  100,268
                                         =========     =========     =========


For supplemental disclosures of cash flow information, see
Notes 1, 5, 7, and 13.

See accompanying notes to consolidated financial statements.



Mueller Industries, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 28, 2002, December 29, 2001, and December 30, 2000 (In thousands)

                                                                               Accumulated
                                    Common Stock      Additional               Other              Treasury Stock
                                 Number               Paid-In      Retained    Comprehensive   Number
                                 of Shares   Amount   Capital      Earnings    Income (Loss)   of Shares   Cost         Total
Balance, December 25, 1999        40,092     $ 401    $ 259,977    $ 372,477   $  (8,112)       5,173      $ (55,313)   $ 569,430
Comprehensive income:
Net income                             -         -            -       92,690           -            -              -       92,690
Other comprehensive loss:
  Foreign currency translation         -         -            -            -      (3,714)           -              -       (3,714)
                                                                                                                         --------
Comprehensive income                                                                                                       88,976
Issuance of shares
  under incentive
  stock option plan                    -         -         (400)           -           -         (295)         3,108        2,708
Repurchase of common stock             -         -            -            -           -        1,856        (48,411)     (48,411)
Tax benefit related to
  employee stock options               -         -        1,402            -           -            -              -        1,402
                                 -------      ----     --------     --------    --------       ------       --------     --------
Balance, December 30, 2000        40,092       401      260,979      465,167     (11,826)       6,734       (100,616)     614,105
Comprehensive income:
Net income                             -         -            -       66,955           -            -              -       66,955
Other comprehensive
  income (loss):
  Foreign currency translation         -         -            -            -      (4,564)           -              -       (4,564)
  Minimum pension liability
    adjustment, net of
    applicable income tax
    benefit of $1,165                  -         -            -            -      (4,370)           -              -       (4,370)
  Cumulative effect of change
    in accounting for
    derivative financial
    instruments, net of
    applicable income taxes
    of $75                             -         -            -            -         122            -              -          122
  Change in fair value of
    derivatives, net of
    applicable income tax
    benefit of $1,414                  -         -            -            -      (2,306)           -              -       (2,306)
See accompanying notes to consolidated financial statements.

Mueller Industries, Inc.
Consolidated Statements of Stockholders' Equity (continued)
Years Ended December 28, 2002, December 29, 2001, and December 30, 2000 (In thousands)

                                                                               Accumulated
                                    Common Stock      Additional               Other              Treasury Stock
                                 Number               Paid-In      Retained    Comprehensive   Number
                                 of Shares   Amount   Capital      Earnings    Income (Loss)   of Shares   Cost         Total
  Losses reclassified into
    earnings from other
    comprehensive income, net
    of applicable income tax
    benefit of $556                    -         -            -            -         906            -              -          906
                                                                                                                         --------
Comprehensive income                                                                                                       56,743
Issuance of shares
  under incentive
  stock option plan                    -         -          312            -           -         (109)         1,417        1,729
Tax benefit related to
  employee stock options               -         -          356            -           -            -              -          356
                                 -------      ----     --------     --------    --------       ------       --------     --------
Balance, December 29, 2001        40,092       401      261,647      532,122     (22,038)       6,625        (99,199)     672,933
Comprehensive income:
Net income                             -         -            -       77,992           -            -              -       77,992
Other comprehensive
  income (loss):
  Foreign currency translation         -         -            -            -      10,706            -              -       10,706
  Minimum pension liability
    adjustment, net of
    applicable income taxes
    of $1,153                          -         -            -            -     (12,747)           -              -      (12,747)
  Change in fair value of
    derivatives, net of
    applicable income tax
    benefit of $386                    -         -            -            -        (630)           -              -         (630)
  Losses reclassified into
    earnings from other
    comprehensive income, net
    of applicable income tax
    benefit of $685                    -         -            -            -       3,576            -              -        3,576
                                                                                                                         --------
Comprehensive income                                                                                                       78,897
Issuance of shares
  under incentive
  stock option plan                    -         -      (15,951)           -           -       (1,247)        19,155        3,204
Repurchase of common stock             -         -            -            -           -          456        (14,754)     (14,754)
Tax benefit related to
  employee stock options               -         -       13,243            -           -            -              -       13,243
                                 -------      ----     --------     --------    --------       ------       --------     --------
Balance, December 28, 2002        40,092     $ 401    $ 258,939    $ 610,114   $ (21,133)       5,834      $ (94,798)   $ 753,523
                                 =======      ====     ========     ========    ========       ======       ========     ========
See accompanying notes to consolidated financial statements.

                 Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

Nature of Operations
     The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. Mueller's operations are located throughout the United States and in Canada, Mexico, and Great Britain.

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

Goodwill and Other Intangible Assets
     Goodwill represents cost in excess of fair values assigned to the underlying net assets of acquired businesses, and was historically amortized using the straight-line method over 20 to 25 years. Effective July 1, 2001, the Company adopted the provisions of Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill acquired after June 30, 2001 is not amortized.

     At the beginning of 2002, the remaining provisions of SFAS No. 142 were effective for the Company. This standard describes the accounting for intangible assets and goodwill subsequent to initial recognition. Under this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. Therefore, amortization of goodwill ceased at the end of 2001. All other intangible assets are amortized over their estimated useful lives. Goodwill is subject to impairment testing using the guidance and criteria described in the standard. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is required to be reduced to fair value.

     Prior to the adoption of SFAS No. 142, the Company evaluated potential impairment of goodwill on an ongoing basis and of other intangible assets when appropriate. This evaluation compared the carrying value of assets to the sum of the undiscounted expected future cash flows. If an asset's carrying value exceeded the expected cash flows, the asset would be written-down to fair value.

Revenue Recognition
     Revenue is recognized when products are shipped. The Company classifies the cost of shipping its product to customers as a component of cost of goods sold.

Stock-Based Compensation
     The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related Interpretations. No stock-based employee compensation expense is reflected in net income because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to stock-based employee compensation.

(In thousands, except per share data)
                                            2002          2001          2000
Net income                              $   77,992    $   66,955    $   92,690
SFAS No. 123 pro forma compensation
  expense, net of income taxes              (2,485)       (1,991)       (2,257)
                                         ---------     ---------     ---------
SFAS No. 123 pro forma
  net income                            $   75,507    $   64,964    $   90,433
                                         =========     =========     =========

Pro forma earnings per share:
   Basic                                $     2.22    $     1.94    $     2.64
   Diluted                              $     2.04    $     1.75    $     2.39


Earnings per share, as reported:
   Basic                                $     2.29    $     2.00    $     2.70
   Diluted                              $     2.11    $     1.80    $     2.43


Earnings Per Share
     Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.

Income Taxes
     The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109).

Cash Equivalents
     Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 28, 2002 and December 29, 2001, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $219.7 million and $122.1 million, respectively.

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

     At December 28, 2002, the Company held open forward commitments to purchase approximately $0.9 million of copper in the next 12 months and approximately $0.6 million of natural gas in the next 3 months.

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

     The Company has utilized forward contracts to manage the volatility related to purchases of copper and natural gas, and sales denominated in foreign currencies. In addition, the Company has reduced its exposure to increases in interest rates by entering into an interest rate swap contract. These contracts have been designated as cash flow hedges. In accordance with SFAS No. 133, the Company has recorded the fair value of these contracts in the Consolidated Balance Sheets. The related gains and losses on the contracts are deferred in stockholders' equity as a component of comprehensive income. With respect to the copper and natural gas contracts, deferred gains and losses are recognized in cost of goods sold in the period in which the related sales or consumption of the commodities are recognized. Deferred gains and losses on foreign currency contracts are recognized in selling, general, and administrative expense in the period in which the foreign sales are collected. Deferred gain or loss on the interest rate swap contract is recognized in interest expense in the period in which the related interest payment being hedged is expensed. As of December 28, 2002, the Company expects to reclassify $0.2 million of net losses on derivative instruments from accumulated other comprehensive loss into earnings during the next 12 months. To the extent that the changes in the fair value of the contracts do not perfectly offset the changes in the present value of the hedged transactions, that ineffective portion is immediately recognized in earnings. Gains and losses recognized by the Company in 2002 related to the ineffective portion of its hedging instruments, as well as gains and losses related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness, were not material to the Company's Consolidated Financial Statements. Should these contracts no longer meet hedge criteria in accordance with SFAS No. 133, either through lack of effectiveness or because the hedged transaction is not probable of occurring, all deferred gains and losses related to the hedge will be immediately reclassified from accumulated other comprehensive loss into earnings.

     Prior to the adoption of SFAS No. 133, the Company also used copper, natural gas, and foreign currency forward contracts for hedging purposes. Unrealized gains and losses on these contracts were not recognized in income. Realized gains and losses were recognized when the related operating revenue or expense was recognized. The Company executes derivative contracts with counterparties that expose the Company to credit risk in the event of non-performance. Management considers the exposure to be minimal due to the historical limited use of derivative contracts.

Fair Value of Financial Instruments
     The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturity of these instruments. Using a discounted cash flow analysis, the fair value of the Company's long-term debt instruments exceeded their carrying value by $1.0 million and $0.9 million at December 28, 2002 and December 29, 2001, respectively, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's interest rate swap contract was approximately $(1.3) million at December 28, 2002. This value represents the estimated amount the Company would need to pay if such contract is terminated before maturity, principally resulting from market interest rate decreases. The contracted rates on committed forward contracts do not exceed the market rates for similar term contracts at December 28, 2002. The Company estimates the fair value of contracts by obtaining quoted market prices.

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

Recently Issued Accounting Standards
     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 will not have a significant effect on earnings or the financial position of the Company.

     In September 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued. This statement provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit and disposal activities initiated on or after January 1, 2003 and does not impact recognition of costs under the Company's existing program. Adoption of this standard may impact the timing of recognition of costs, if any, associated with future exit and disposal activities.

     In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company has adopted the disclosure requirements of the interpretation as of December 28, 2002. The accounting guidelines are applicable to guarantees issued after December 28, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet. The adoption of this interpretation will not have a significant effect on earnings or the financial position of the Company.

     In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), was issued. The interpretation provides guidance on consolidating variable interest entities and applies immediately to variable interest entities created after January 31, 2003. The guidelines of the interpretation will become applicable for the Company in its third quarter 2003 financial statements for variable interest entities created before February 1, 2003. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics. The adoption of FIN 46 will not have an effect on earnings or the financial position of the Company.

Reclassifications
     Certain amounts in the 2001 and 2000 Consolidated Financial Statements have been reclassified to conform to the 2002 presentation.


Note 2 - Inventories

(In thousands)
                                                        2002           2001
Raw material and supplies                            $  22,692      $  28,185
Work-in-process                                         21,477         16,346
Finished goods                                          98,784         82,098
                                                      --------       --------
Inventories                                          $ 142,953      $ 126,629
                                                      ========       ========

     Inventories valued using the LIFO method totaled $37.2 million at December 28, 2002 and $33.7 million at December 29, 2001. At December 28, 2002 and December 29, 2001, the FIFO cost of such inventories approximates the LIFO values.


Note 3 - Property, Plant, and Equipment, Net

(In thousands)
                                                        2002           2001
Land and land improvements                           $  11,742      $   9,266
Buildings                                               82,931         83,125
Machinery and equipment                                444,570        458,898
Construction in progress                                13,618         26,748
                                                      --------       --------
                                                       552,861        578,037
Less accumulated depreciation                         (200,392)      (190,504)
                                                      --------       --------
Property, plant, and equipment, net                  $ 352,469      $ 387,533
                                                      ========       ========

Note 4 - Goodwill
     Effective at the beginning of 2002, the Company ceased the amortization of goodwill in accordance with SFAS No. 142. A reconciliation of reported net income and earnings per share to pro forma net income and earnings per share that would have resulted if SFAS No. 142 had been adopted at the beginning of 2000 is as follows:

(In thousands, except per share data)
                                            2002          2001          2000
Net income                              $   77,992    $   66,955    $   92,690
Goodwill amortization, net of tax                -         3,849         4,593
                                         ---------     ---------     ---------
Pro forma net income                    $   77,992    $   70,804    $   97,283
                                         =========     =========     =========

Pro forma earnings per share:
Basic                                   $     2.29    $     2.12    $     2.83
Diluted                                 $     2.11    $     1.90    $     2.55


Earnings per share, as reported:
Basic                                   $     2.29    $     2.00    $     2.70
Diluted                                 $     2.11    $     1.80    $     2.43


     The changes in the carrying amount of goodwill during the year ended December 28, 2002 were as follows:

(In thousands)
                                         Standard      Industrial
                                         Products      Products
                                         Division      Division        Total
Balance at December 29, 2001            $   90,249    $    8,500    $   98,749
Goodwill acquired during the year            4,610         2,192         6,802
                                         ---------     ---------     ---------
Balance at December 28, 2002            $   94,859    $   10,692    $  105,551
                                         =========     =========     =========

     Goodwill is subject to impairment testing as required under SFAS No.
142. As of December 28, 2002, the Company was not required to recognize any goodwill impairment. There can be no assurance that goodwill impairment will not occur in the future.

Note 5 - Long-Term Debt

(In thousands)
                                                        2002           2001
Line-of-credit at floating rate,
  matures November 2003                              $       -      $  30,000
2001 Series IRBs with interest at
  6.63%, due 2021                                       10,000         10,000
1997 Series IRBs with interest at
  7.39%, due through 2014                                6,625         10,125
1997 Series IRBs with interest at
  3.2%, due through 2003                                   200            545
Other, including capitalized
  lease obligations                                      1,341            303
                                                      --------       --------
                                                        18,166         50,973
Less current portion of long-term debt                  (4,161)        (3,996)
                                                      --------       --------
Long-term debt                                       $  14,005      $  46,977
                                                      ========       ========

     The Company has a Credit Agreement (the Agreement) with a syndicate of five banks establishing an unsecured $200 million revolving credit facility (the Credit Facility) which matures in November 2003. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) LIBOR plus a variable premium or (ii) the larger of Prime, or the Federal Funds rate plus ..50 percent. LIBOR advances may be based upon the one, two, three, or six-month LIBOR. The variable premium over LIBOR is based on certain financial ratios, and can range from 25 to 40 basis points. At December 28, 2002, the premium was 25 basis points. Additionally, a facility fee is payable quarterly on the total commitment and varies from 12.5 to 22.5 basis points based upon the Company's capitalization ratio. When funded debt is 50 percent or more of the commitment, a utilization fee is payable quarterly on the average loan balance outstanding and varies from 0 to 20 basis points based upon the capitalization ratio. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $6.6 million at December 28, 2002.

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

     Aggregate annual maturities of the Company's debt are $4.2 million, $2.7 million, $0.3 million, $0.4 million, and $0.3 million for the years 2003 through 2007 respectively, and $10.3 million thereafter. Interest paid in 2002, 2001, and 2000 was $1.6 million, $5.5 million, and $10.6 million, respectively. During 2001 and 2000, the Company capitalized interest of $1.4 million and $1.2 million, respectively, related to its major capital improvement programs. No interest was capitalized in 2002.

     The Company has guarantees which are letters of credit issued by the Company generally to guarantee the payment of insurance deductibles and retiree health benefits. The terms of the Company's guarantees are generally one year but are renewable annually as required. The maximum potential amount of future payments the Company could be required to make under its guarantees at December 28, 2002 is $6.6 million.


Note 6 - Stockholders' Equity

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

     On October 18, 1999, the Company's Board of Directors authorized the repurchase of up to four million shares of the Company's common stock from time-to-time through open market transactions or through privately negotiated transactions. During 2000, this authorization was expanded to purchase up to 10 million shares. During 2002, this authorization was extended through October 2003. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. The purchases will be funded primarily through existing cash and cash from operations. The Company may hold such shares in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 28, 2002, the Company had repurchased approximately 2.4 million shares under this authorization.

     Components of accumulated other comprehensive loss are as follows:

(In thousands)
                                                        2002           2001
Cumulative foreign currency translation adjustment   $  (3,226)     $ (16,390)
Minimum pension liability, net of income tax           (17,117)        (4,370)
Unrealized derivative losses, net of income tax           (790)        (1,278)
                                                      --------       --------
Accumulated other comprehensive loss                 $ (21,133)     $ (22,038)
                                                      ========       ========


Note 7 - Income Taxes

     The components of income from continuing operations before income taxes were taxed under the following jurisdictions:

(In thousands)
                                            2002          2001          2000
Domestic                                $   90,667    $  114,984    $  148,642
Foreign                                     (2,200)      (10,579)       (4,561)
                                         ---------     ---------     ---------
Income from continuing operations
   before income taxes                  $   88,467    $  104,405    $  144,081
                                         =========     =========     =========

     Income tax expense attributable to continuing operations consists of the following:

(In thousands)
                                            2002          2001          2000
Current tax expense:
   Federal                              $    6,917    $   21,532    $   40,387
   Foreign                                     287           595           816
   State and local                             400         1,118         1,706
                                         ---------     ---------     ---------
Current tax expense                          7,604        23,245        42,909
                                         ---------     ---------     ---------

Deferred tax expense:
   Federal                                   9,215        15,032         7,687
   Foreign                                     137           (54)            -
   State and local                             334           759           500
                                         ---------     ---------     ---------
Deferred tax expense                         9,686        15,737         8,187
                                         ---------     ---------     ---------
Income tax expense                      $   17,290    $   38,982    $   51,096
                                         =========     =========     =========

     U.S. income and foreign withholding taxes are provided on the earnings of foreign subsidiaries that are expected to be remitted to the extent that taxes on the distribution of such earnings would not be offset by foreign tax credits.

     The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income from continuing operations before income taxes is reconciled as follows:

(In thousands)
                                            2002          2001          2000
Expected income tax expense             $   30,964    $   36,542    $   50,429
State and local income tax,
  net of federal benefit                       594         1,542         1,500
Foreign income taxes                         1,330         3,657         2,136
Valuation allowance                        (14,928)         (284)       (3,923)
Other, net                                    (670)       (2,475)          954
                                         ---------     ---------     ---------
Income tax expense                      $   17,290    $   38,982    $   51,096
                                         =========     =========     =========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
                                                        2002           2001
Deferred tax assets:
  Accounts receivable                                $   1,806      $   1,880
  Inventories                                            1,560          1,628
  Pension, OPEB, and accrued items                      10,531         11,078
  Other reserves                                         7,905          7,365
  Net operating loss carryforwards                      22,043         31,775
  Capital loss carryforwards                             2,575         17,500
  Foreign tax credits                                        -             95
  Alternative minimum tax
    credit carryforwards                                 4,026          4,243
  Other                                                    398          3,207
                                                      --------       --------

Total deferred tax assets                               50,844         78,771

Less valuation allowance                               (33,030)       (58,535)
                                                      --------       --------

Deferred tax assets, net of
  valuation allowance                                   17,814         20,236
                                                      --------       --------

Deferred tax liabilities:
  Property, plant, and equipment                        70,356         67,396
  Other                                                  2,221          1,954
                                                      --------       --------
Total deferred tax liabilities                          72,577         69,350
                                                      --------       --------
Net deferred tax liability                           $ (54,763)     $ (49,114)
                                                      ========       ========


     As of December 28, 2002, the Company had recognized domestic net operating loss carryforwards (NOLs) of $32.7 million, of which $25.9 million expire in 2005 and $6.8 million expire in 2006. During 2000, the Company recognized $3.8 million of NOL tax attributes, reducing the deferred income tax provision in that year. In addition, the Company has alternative minimum tax credit carryforwards of approximately $4.0 million, which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     As of December 28, 2002, the Company had foreign net operating loss carryforwards (foreign NOLs) available to offset $35.3 million of foreign subsidiary income. These foreign NOLs have not been recognized, and are available to offset foreign subsidiary income over an indefinite period. The disposition of Mueller Europe S.A. reduced the Company's foreign NOLs by $27.9 million, which had been entirely reserved by a valuation allowance.

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

     During 2002, the Company realized capital gains totaling approximately $41.4 million, primarily from the sale of Utah Railway Company. Existing capital loss carryforwards, which for financial reporting purposes were entirely reserved by a valuation allowance, were used to offset the 2002 capital gains. The income tax benefit of approximately $14.9 million generated by eliminating this valuation allowance was recognized as a reduction to income taxes provided for continuing operations in accordance with SFAS No. 109. Income tax expense included in the operation of discontinued operations was $2.7 million in 2002, $2.1 million in 2001, and $3.1 million in 2000.

     Income taxes (refunded) paid were approximately $(0.2) million in 2002, $28.3 million in 2001, and $43.6 million in 2000.


Note 8 - Other Current Liabilities

     Included in other current liabilities were accrued discounts and allowances of $21.2 million at December 28, 2002, and $22.5 million at December 29, 2001.


Note 9 - Employee Benefits

     The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 28, 2002, and a statement of the plans' funded status as of December 28, 2002 and December 29, 2001:

(In thousands)
                                 Pension Benefits          Other Benefits
                                2002         2001         2002         2001
Change in benefit
  obligation:
   Obligation at
      beginning of year      $ 103,008    $ 103,417    $   8,114    $   7,996
   Service cost                  1,354        1,802            5           13
   Interest cost                 7,407        7,222          853          702
   Participant contributions       295          408            -            -
   Actuarial loss               11,000          943        2,527        1,659
   Benefit payments             (6,049)      (7,324)        (770)      (1,365)
   Curtailments                      -       (2,429)           -         (891)
   Settlement                        -         (122)           -            -
   Foreign currency
      translation adjustment     3,639         (909)           -            -
                              --------     --------     --------     --------
Obligation at end of year    $ 120,654    $ 103,008    $  10,729    $   8,114
                              ========     ========     ========     ========

Change in fair value
  of plan assets:
   Fair value of plan
      assets at beginning
      of year                $ 112,563    $ 126,683    $       -    $       -
   Actual return on
      plan assets              (13,086)      (7,523)           -            -
   Employer contributions        1,938        1,331          770        1,365
   Participant contributions       295          408            -            -
   Benefit payments             (6,049)      (7,324)        (770)      (1,365)
   Settlement                        -         (122)           -            -
   Foreign currency
      translation adjustment     2,590         (890)           -            -
                              --------     --------     --------     --------
Fair value of plan assets
  at end of year             $  98,251    $ 112,563    $       -    $       -
                              ========     ========     ========     ========


Funded status:
   Funded (underfunded)
      status at end of year  $ (22,403)   $   9,555    $ (10,729)   $  (8,114)
   Unrecognized prior
      service cost               3,149        4,005          (88)         (96)
   Unrecognized (gain) loss     24,688      (10,331)       2,791          386
                              --------     --------     --------     --------

Net amount recognized        $   5,434    $   3,229    $  (8,026)   $  (7,824)
                              ========     ========     ========     ========

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $93.9 million, $91.8 million, and $70.2 million, respectively, as of December 28, 2002, and $43.6 million, $42.1 million, and $38.4 million, respectively, as of December 29, 2001.

     The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 28, 2002 and December 29, 2001:

(In thousands)
                                 Pension Benefits          Other Benefits
                                2002         2001         2002         2001
Prepaid benefit cost         $   8,967    $   6,956    $       -    $       -
Intangible asset                 1,702            -            -            -
Accrued benefit liability      (22,365)      (9,262)      (8,026)      (7,824)
Accumulated other
  comprehensive income          17,130        5,535            -            -
                              --------     --------     --------     --------

Net amount recognized        $   5,434    $   3,229    $  (8,026)   $  (7,824)
                              ========     ========     ========     ========

The components of net periodic benefit cost (income) are as follows:

(In thousands)
                                            2002          2001          2000
Pension benefits:
   Service cost                         $    1,354    $    1,802    $    2,620
   Interest cost                             7,407         7,222         7,193
   Expected return on
      plan assets                           (9,061)       (9,794)       (9,614)
   Amortization of prior
      service cost                             856           904           875
   Amortization of net gain                   (714)       (1,749)       (1,701)
                                         ---------     ---------     ---------
Net periodic benefit
  income                                $     (158)   $   (1,615)   $     (627)
                                         =========     =========     =========

Other benefits:
   Service cost                         $        5    $       13    $       16
   Interest cost                               853           702           621
   Amortization of prior
      service cost                              (8)           (8)           (8)
   Amortization of net gain                    122             -           (25)
   Curtailment gain                              -          (323)            -
                                         ---------     ---------     ---------

Net periodic benefit cost               $      972    $      384    $      604
                                         =========     =========     =========

     Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

     The assumptions used in the measurement of the Company's benefit obligations are as follows:


                                 Pension Benefits          Other Benefits
                                2002         2001         2002         2001
Weighted average
  assumptions:
   Discount rate                6.42%        7.25%        6.75%        8.34%
   Expected return
      on plan assets            8.05%        8.10%        N/A          N/A
   Rate of compensation
      increases                 4.00%        4.25%        N/A          N/A


     Only one pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service.

     The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 7.8 to
11.0 percent for 2002, gradually decrease to 6.0 percent for 2011, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $896 thousand and the service and interest cost components of net periodic postretirement benefit costs by $76 thousand for 2002. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 2002 by $817 thousand and $70 thousand, respectively.

     The Company sponsors voluntary employee savings plans that qualify under
Section 401(k). Compensation expense for the Company's matching contribution to the 401(k) plans was $2.0 million in 2002, $2.1 million in 2001, and $2.0 million in 2000. The Company's match is a cash contribution.

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

     The Company maintains a nonqualified, deferred compensation plan, which permits certain management employees to annually elect to defer, on a pretax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2001, the Company match was discontinued. Other expenses associated with the plan in 2002 and 2001 were insignificant. Expenses associated with the deferred compensation plan were $0.2 million in 2000. The Company has invested in certain assets to assist in funding this plan. The fair value of these assets, included in other assets, was $5.5 million at December 28, 2002 and December 29, 2001.

     The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.3 million for 2002, 2001, and 2000.


Note 10 - Commitments and Contingencies

     The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. It has provided and charged to income $1.6 million in 2002, $3.6 million in 2001, and $2.0 million in 2000 for pending environmental matters. The basis for the provision is updated information and results of ongoing remediation and monitoring programs. Management believes that the outcome of pending environmental matters will not materially affect the financial position or results of operations of the Company.

     The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations.

     The Company is aware of investigations of competition in markets in which it participates, or has participated in the past, in Europe, Canada, and the United States. No charges or allegations have been filed against the Company, which is cooperating with the investigations. The Company does not anticipate any material adverse effect on its business or financial condition as a result of the investigations.

     The Company leases certain facilities and equipment under operating leases expiring on various dates through 2008. The lease payments under these agreements aggregate to approximately $4.0 million in 2003, $3.7 million in 2004, $2.4 million in 2005, $1.9 million in 2006, $1.5 million in 2007, and
$1.0 million thereafter. Total lease expense amounted to $10.6 million in 2002, $8.8 million in 2001, and $9.0 million in 2000.


Note 11 -Other Income, Net

(In thousands)
                                            2002          2001          2000
Rent and royalties                      $    2,364    $      686    $      791
Interest income                              3,111         4,826         7,911
Gain on disposal of properties, net            485           249           413
Minority interest in income
   of subsidiaries                            (150)           26             -
                                         ---------     ---------     ---------
Other income, net                       $    5,810    $    5,787    $    9,115
                                         =========     =========     =========


Note 12 -Stock Options

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

     The income tax benefit associated with the exercise of stock options reduced income taxes payable, classified as other current liabilities, by $13.2 million in 2002, $0.4 million in 2001, and $1.4 million in 2000. Such benefits are reflected as additions directly to additional paid-in capital and, therefore, have no effect on the Company earnings.

(Shares in thousands)
                                                             Weighted Average
                                                  Options     Exercise Price
Outstanding at December 25, 1999                      5,199      $    6.94
   Granted                                              150          24.42
   Exercised                                           (311)         10.07
   Expired, cancelled, or surrendered                   (16)         24.70
                                                   --------
Outstanding at December 30, 2000                      5,022           7.22
   Granted                                               76          29.43
   Exercised                                           (120)         17.55
   Expired, cancelled, or surrendered                   (42)         26.03
                                                   --------
Outstanding at December 29, 2001                      4,936           7.15
   Granted                                              261          31.79
   Exercised                                         (1,255)          2.80
   Expired, cancelled, or surrendered                   (21)         30.39
                                                   --------
Outstanding at December 28, 2002                      3,921      $   10.06
                                                   ========

Options exercisable at:
   December 30, 2000                                  4,377      $    4.75
   December 29, 2001                                  4,462           5.24
   December 28, 2002                                  3,410           7.24

     Exercise prices for stock options outstanding at December 28, 2002, ranged from $2.06 to $37.04. Of the 3.9 million stock options that are outstanding at year-end, 2.4 million are owned by the Chairman of the Company's Board of Directors, Mr. Harvey L. Karp, and expire one year after Mr. Karp's separation from employment with the Company. Mr. Karp's options have an exercise price of $2.06 per share. The weighted average remaining life of the remaining 1.5 million shares is 5.9 years, and the weighted average exercise price of these shares is $22.67. The weighted average fair value per option granted was $12.49 in 2002, $13.58 in 2001, and $12.60 in 2000.

     During the year ended December 28, 2002, Mr. Karp exercised options to purchase 1.2 million shares of Company stock. As provided in Mr. Karp's option agreement, the Company withheld the number of shares, at their fair market value, sufficient to cover the minimum withholding taxes incurred by the exercise. These shares withheld have been classified as acquisition of treasury stock in the Company's Consolidated Financial Statements.

     As of December 29, 2001, the Company had reserved 3.7 million shares of its common stock for issuance pursuant to certain stock option plans. Additionally, the Company had reserved 15 thousand shares of preferred stock for issuance pursuant to the shareholder rights plan.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using the following weighted average assumptions for the years 2002, 2001 and 2000: weighted average expected life of the options of six years; and no dividend payments. The weighted average risk free interest rate used in the model was
3.44 percent for 2002, 4.67 percent for 2001, and 5.00 percent for 2000. The volatility factor of the expected market value of the Company's common stock was 0.344 in 2002, 0.418 in 2001, and 0.479 in 2000.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is included in the Summary of Significant Accounting Policies.


Note 13 - Acquisitions

     On September 27, 2002, the Company acquired certain assets of Colonial Engineering, Inc.'s Fort Pierce, Florida operations. These operations manufacture injected molded plastic pressure fittings for plumbing, agricultural, and industrial use including a line of PVC Schedule 40 and 80 and CPVC fittings. These operations generated sales of approximately $15 million in 2001. The purchase price was approximately $14.1 million.

     On August 21, 2002, the Company acquired 100 percent of the outstanding stock of Overstreet-Hughes, Co., Inc. Overstreet-Hughes, located in Carthage, Tennessee, manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market and had sales in 2001 of approximately $8 million. Total consideration paid at closing, including assumption of debt, was approximately $6.3 million. A contingent payment of up to $2 million will be paid if certain financial targets are achieved.

     On April 20, 2000, the Company acquired Micro Gauge, Inc. and a related business, Microgauge Machining Inc. (collectively Micro Gauge), for approximately $9.1 million. These acquisitions bring to our Industrial Products Division specialized machining capabilities, which were previously outsourced to Micro Gauge. In addition, on June 28, 2000, the Company acquired Propipe Technologies, Inc., a fabricator of gas train manifold systems, for approximately $6.1 million.

     Each of the acquisitions was accounted for using the purchase method of accounting. Therefore, the results of operations of the acquired businesses were included in the Consolidated Financial Statements of the Company from their respective acquisition dates. The purchase price for these acquisitions, which was financed by available cash balances and credit facilities, has been allocated to the assets of the acquired businesses based on their respective fair market values. The Consolidated Financial Statements reflect the preliminary allocation of the Colonial Engineering purchase price since final appraisals of property are not yet complete.

     The total fair value of assets acquired was $23.4 million in 2002 and $19.1 million in 2000. Liabilities assumed in these acquisitions were $2.5 million in 2002 and $3.9 million in 2000. The excess of the purchase price over the net assets acquired was $6.8 million in 2002 and $7.4 million in 2000.

     On September 24, 2002, the Company acquired a 16 percent equity interest in Conbraco Industries, Inc. for $7.3 million in cash. Conbraco is a manufacturer of flow control products including ball valves, automation products, backflow preventers, butterfly valves, check valves, forged steel products, marine valves, safety relief valves, strainers, and plumbing and heating products for commercial and industrial applications. This investment is stated at cost, and is included in the other assets classification in the Consolidated Balance Sheet.


Note 14 - Discontinued Operations

     On August 28, 2002, the Company completed the sale of its wholly owned subsidiary, Utah Railway Company, to Genessee & Wyoming Inc. Proceeds from the sale were approximately $55.4 million. The Company recognized a gain of $21.1 million net of income taxes of $11.6 million from the sale.

     In December 2002, the Company initiated a plan to sell or liquidate its French manufacturing operations, Mueller Europe S. A. A loss of $13.4 million was recognized to write-down this operation to its net realizable value. This loss is net of a $15.2 million income tax benefit related to the operation's cumulative losses previously unrecognized for tax purposes. Included in the loss is a provision to expense the cumulative foreign currency translation adjustment of $2.5 million, which was previously recognized as a component of other comprehensive loss. Major components of this operation included in the Consolidated Balance Sheet at December 28, 2002 include current assets of $6.3 million and current liabilities of $6.0 million. The sale or liquidation is expected to be completed during 2003.

     Operating results of both businesses, net of applicable income taxes, are included in the Consolidated Statements of Income classified as income
(loss) from operation of discontinued operations. The Consolidated Financial Statements and Notes for the years ended December 29, 2001 and December 30, 2000 have been restated, where applicable, to reflect these businesses as discontinued operations.

     Operating results of discontinued operations were as follows:

(In thousands)
                                            2002          2001          2000
Net sales:
   Utah Railway Company                 $   15,394    $   23,399    $   24,667
   Mueller Europe S.A.                      49,767        59,940        65,158
                                         ---------     ---------     ---------
                                        $   65,161    $   83,339    $   89,825
                                         =========     =========     =========

Income (loss) before income taxes:
   Utah Railway Company                 $    7,482    $    5,502    $    7,508
   Mueller Europe S.A.                      (5,682)       (1,915)       (4,676)
                                         ---------     ---------     ---------
                                        $    1,800    $    3,587    $    2,832
                                         =========     =========     =========

Net income (loss):
   Utah Railway Company                 $    4,812    $    3,465    $    4,411
   Mueller Europe S.A.                      (5,698)       (1,933)       (4,706)
                                         ---------     ---------     ---------
                                        $     (886)   $    1,532    $     (295)
                                         =========     =========     =========


Note 15 - Industry Segments

     The Company's reportable segments include its Standard Products Division
(SPD) and its Industrial Products Division (IPD). These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income.

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

     Summarized segment and geographic information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity. Certain expenses related primarily to retiree benefits at inactive operations were formerly combined with the operations of Utah Railway Company under a third industry segment, Other Businesses. Following the sale of Utah Railway Company and its classification as discontinued operations, these expenses of inactive operations have been combined into the unallocated expenses classification.

     Worldwide sales to one customer from the Standard Products Division totaled $101.0 million in 2002, $97.2 million in 2001, and $113.9 million in 2000, which represented 11 percent in 2002, and 10 percent in 2001 and 2000 of the Company's consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales.

SEGMENT INFORMATION:

(In thousands)
                                            2002          2001          2000
Net sales:
   Standard Products Division           $  679,264    $  721,520    $  853,849
   Industrial Products Division            279,591       251,747       307,240
   Elimination of intersegment sales        (5,872)       (4,161)       (3,429)
                                         ---------     ---------     ---------
                                        $  952,983    $  969,106    $1,157,660
                                         =========     =========     =========

Depreciation and amortization:
   Standard Products Division           $   24,975    $   27,588    $   23,503
   Industrial Products Division             10,539        10,098         8,791
   General corporate                         1,926         1,775         1,749
                                         ---------     ---------     ---------
                                        $   37,440    $   39,461    $   34,043
                                         =========     =========     =========


Operating income:
   Standard Products Division           $   78,964    $  104,603    $  124,397
   Industrial Products Division             20,353        17,469        30,604
   Unallocated expenses                    (13,561)      (16,543)       (9,363)
                                         ---------     ---------     ---------
                                        $   85,756    $  105,529    $  145,638
                                         =========     =========     =========

Expenditures for long-lived assets:
   Standard Products Division           $   27,400    $   33,902    $   43,581
   Industrial Products Division             11,558        10,379        34,380
                                         ---------     ---------     ---------
                                        $   38,958    $   44,281    $   77,961
                                         =========     =========     =========


Segment assets:
   Standard Products Division           $  594,516    $  604,099    $  621,370
   Industrial Products Division            171,315       158,659       164,210
   General corporate                       222,116       153,307       124,696
                                         ---------     ---------     ---------
                                        $  987,947    $  916,065    $  910,276
                                         =========     =========     =========

GEOGRAPHIC INFORMATION:

(In thousands)
                                            2002          2001          2000
Net sales:
   United States                        $  870,457    $  881,357    $1,057,132
   Foreign                                  82,526        87,749       100,528
                                         ---------     ---------     ---------
                                        $  952,983    $  969,106    $1,157,660
                                         =========     =========     =========


Long-lived assets:
   United States                        $  443,295    $  451,231    $  455,356
   Foreign                                  44,305        60,921        49,749
                                         ---------     ---------     ---------
                                        $  487,600    $  512,152    $  505,105
                                         =========     =========     =========

Note 16 - Quarterly Financial Information (Unaudited)

(In thousands, except per share data)
                                First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
2002
Net sales                     $ 249,053   $ 260,507   $ 227,294   $ 216,129
Gross profit (1)                 57,247      59,156      50,992      40,807
Income from
   continuing operations         17,865      18,716      25,822       8,774
Income (loss) from operations
   of discontinued operations,
   net of tax                        71        (251)       (313)       (393)
Gain (loss) on disposition of
   discontinued operations,
   net of tax                         -           -      21,123     (13,422)
Net income (loss)                17,936      18,465      46,632      (5,041)
Basic earnings per share:
  From continuing operations       0.54        0.55        0.75        0.25
  From discontinued operations        -       (0.01)      (0.01)      (0.01)
  From sale of discontinued
   operations                         -           -        0.62       (0.39)
  Basic earnings per share         0.54        0.54        1.36       (0.15)
Diluted earnings per share:
  From continuing operations       0.48        0.50        0.70        0.24
  From discontinued operations        -           -           -       (0.01)
  From sale of discontinued
   operations                         -           -        0.57       (0.37)
  Diluted earnings per share       0.48        0.50        1.27       (0.14)

2001
Net sales                     $ 254,412   $ 266,028   $ 236,871   $ 211,795
Gross profit (1)                 56,017      63,712      60,994      48,017
Income from continuing
   operations                    15,103      19,899      19,268      11,153
Income (loss) from operations
   of discontinued operations,
   net of tax                       366         876        (267)        557
Net income                       15,469      20,775      19,001      11,710
Basic earnings per share:
  From continuing operations       0.45        0.59        0.58        0.33
  From discontinued operations     0.01        0.03       (0.01)       0.02
  Basic earnings per share         0.46        0.62        0.57        0.35
Diluted earnings per share:
  From continuing operations       0.41        0.53        0.52        0.30
  From discontinued operations     0.01        0.03       (0.01)       0.01
  Diluted earnings per share       0.42        0.56        0.51        0.31

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

Quarterly results have been reclassified to reflect the operations of Utah Railway Company and Mueller Europe S.A. as discontinued operations.

Report of Independent Auditors


The Stockholders of Mueller Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 28, 2002 and December 29, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets in 2002".


                                       /s/Ernst & Young LLP


Memphis, Tennessee
January 31, 2003

Directors and Officers

Board of Directors

Harvey L. Karp                      Chairman of the Board,
                                    Mueller Industries, Inc.

Gennaro J. Fulvio(1)(2)(3)          Member, Fulvio & Associates

Gary S. Gladstein(1)(2)             Senior Consultant,
                                    Soros Fund Management LLC

Terry Hermanson(1)                  President,
                                    Mr. Christmas Incorporated

Robert B. Hodes(1)(3)               Counsel, Willkie Farr & Gallagher

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

Lee R. Nyman                        Senior Vice President
                                    Manufacturing/Engineering

Kent A. McKee                       Vice President and
                                    Chief Financial Officer

Roy C. Harris                       Vice President and
                                    Chief Information Officer

John P. Fonzo
                                    Vice President,
                                    General Counsel and Secretary

Other Officers and Management

James E. Browne                     Assistant Secretary

Richard W. Corman                   Corporate Controller

Robert J. Pasquarelli               Vice President

Standard Products Division

Michael L. Beasley                  Director of Information Systems

Gregory L. Christopher              Vice President, Sales

Daniel R. Corbin                    Vice President, Manufacturing-Plastics

W. Christopher Crosby               Vice President, Supply Chain Management

Robert L. Fleeman                   Vice President, Export Sales

John B. Hansen                      Vice President, Marketing

Tommy L. Jamison                    Vice President, Manufacturing-
                                    Copper Fittings

Normand P. Lebel                    General Manager, Copper Tube

Robert R. Nelson                    Vice President, Sales-Pressure Plastic
                                    Fittings

Brian D. Pitt                       Vice President, Sales-Copper Tube

William F. Shea                     Manager Service Operations

Peter D. Berkman                    President-B&K Industries

Patrick W. Donovan                  Vice President and General
                                    Manager-European Operations

Industrial Products Division

James H. Rourke                     Group Vice President and
                                    General Manager-Rod

Lance K. Alton                      General Manager-Forgings,
                                    Impacts, Micro Gauge

John R. Brower                      General Manager-Precision Tube

Mark T. Lang                        General Manager-Gas Products

Douglas J. Murdock                  General Manager-Refrigeration
                                    Products

David G. Rice                       Division Controller

Stockholder Information


Annual Meeting
The annual meeting of stockholders will be held at the Company's headquarters at 8285 Tournament Drive, Suite 150, Memphis, TN 38125, 10:00 a.m. local time, May 1, 2003.

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

Capital Stock Information

The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2002 and 2001 were as follows:


                                            High         Low          Close
2002
Fourth quarter                            $ 29.70      $ 24.29      $ 27.33
Third quarter                               31.60        23.84        25.51
Second quarter                              36.12        31.15        31.75
First quarter                               35.43        30.44        34.99

2001
Fourth quarter                            $ 33.73      $ 27.94      $ 33.53
Third quarter                               35.15        26.50        28.70
Second quarter                              34.87        28.38        32.91
First quarter                               32.11        25.05        30.04


     As of March 7, 2003, the number of holders of record of Mueller's common stock was approximately 2,200. On March 7, 2003, the closing price for Mueller's common stock on the New York Stock Exchange was $23.69.

     The Company has paid no cash dividends on its common stock and presently does not anticipate paying cash dividends in the near future.


Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

901-753-3200

www.muellerindustries.com